



08003441

RECEIVED

SERVICE ACTIONNAIRES

75 QUAI D'ORSAY
75321 PARIS CEDEX 07
0.800.16.61.79
www.airliquide.com
actionnaires@airliquide.com

2008 JUN 25 A 9:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED

JUN 27 2008

THOMSON REUTERS

Mr. Elliot STAFFIN
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549

By DHL

RE: L'Air Liquide S.A. (SEC File No. 82-5224)
Rule 12g3-2(b) Exemption

SUPPL

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

- 4 Press releases dated May 27 to June 10
- 1 Free translation of Declaration to AMF on number of Shares & Voting rights June
- 1 disclosure of share buy-back transactions June 12
- 1 for 10 Bonus share issue
- 1 déclaration par les dirigeants sur les titres de Société
- 1 Euronext Paris Notice dated April 24 and May 12
- 1 Statuts (French only) dated June
- 1 publication to the "BALO" concerning the Bonus share
- 1 publication to the "PETITES AFFICHES" concerning the shares capital
- 1 2007 Reference Document

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 52 63. Correspondence by facsimile may be directed to the undersigned at 33 1 40 62 54 65.

Very truly yours,

L'AIR LIQUIDE S.A.

By: ______________________ Paris June 19, 2008
Name: Bruno de La Villarmois
Title: Relation Place

6/26





RECEIVED

2008 JUN 25 A 9:56

AIR LIQUIDE

Paris, June 10, 2008

Air Liquide Electronics and Hynix reinforce their partnership in Asia

Contacts :

Corporate Communication
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31
Garance Bertrand
+ 33 (0)1 40 62 59 62

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Air Liquide Electronics
Caroline La
+ 886 (0)2 6617 8963

MP3 players, digital cameras, cellular phones, gaming devices, USB keys... All these daily electronic consumer products use NAND Flash Memory for data storage. To keep up with the increasing demand for those products, **Hynix Semiconductor Inc**, a global leader in the memory industry, is extending its Chinese and South Korean fabs' capacities in order to meet the booming demand.

In **China, Air Liquide is expanding its long term carrier gas agreement with the Hynix-Numonyx B.V. joint-venture** at its giant wafer fab in Wuxi, Jiangsu Province, 100 kilometers from Shanghai. In order to fulfill the rapidly increasing demand in ultra pure nitrogen, **Air Liquide China will invest in two Ultra High Purity Nitrogen (HPN) generators** as well as **expand the oxygen, argon, hydrogen, helium and compressed dry air supply** to the Hynix-Numonyx 300-mm wafer fabs dedicated to NAND flash memories. **The total investment will be around €35 million.**

In **South Korea, Hynix has also renewed its confidence by choosing Air Liquide** as its partner for the equipment and installation of bulk electronics specialty gas dispensing systems for its new 300 mm fab located in Cheongju, North Chungcheong Province, about 130 km south-east of Seoul.

These two successes are perfectly aligned with the global partnership in which Air Liquide supplies Hynix in Eugene, Oregon (United States), Icheon and Cheongju (South Korea), and Wuxi (China).

Said **M.C. Kim**, Vice-President and Chief Procurement Officer of Hynix Semiconductor: ***"These increases in capacity are in line with our strategy to expand our 300 mm output and to maximize our production efficiency. Air Liquide is a long time partner which has already supported our projects throughout the world. Its reliability and efficiency have stood the test of time and we are delighted to collaborate with them again on this project."***

Christophe Fontaine, Vice-President Electronics of Air Liquide, declared: ***"Our long term relationship with Hynix allows us to fully understand our customer's requirements and expectations and we are very excited to work with them on those projects. We always provide Hynix with state of the art solutions at competitive prices and it is our pleasure to be able to accompany and support our Korean partner's growth in new countries."***

Air Liquide Electronics

With **3,000 employees** and **€944 million** sales in 2007, Air Liquide Electronics has activities in **ultra-pure** and **specialty gases, new molecules, related equipment** and **customized services**.
The Electronics division management is based in Tokyo to enhance its proximity to the booming semiconductor market in Asia.

Hynix Semiconductor Inc. (Hynix) of Icheon, South Korea, is the world's top tier memory semiconductor supplier offering Dynamic Random Access Memory chips ("DRAMs") and Flash memory chips to a wide range of established international customers. The company's shares are traded on the Korea Stock Exchange, and the Global Depository shares are listed on the Luxemburg Stock Exchange. www.hynix.com.

Numonyx designs and manufactures a full complement of integrated NOR, NAND and Phase Change non-volatile memory technologies and products to meet the increasingly sophisticated needs of customers in the cellular and embedded markets. Numonyx combines the technology and manufacturing expertise of the flash memory divisions of Intel Corporation and STMicroelectronics, and is dedicated to providing high density, low power memory technologies and packaging solutions to a global base of customers. www.numonyx.com.

*With more than **40,000 employees** in **75 countries**, Air Liquide is **the world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**. The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2007 totaled **11,801 million euros**, with sales outside France accounting for almost **80%**. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*


AIR LIQUIDE



Paris, 5 June 2008

New investments in Germany and Italy for major steel customers

Contacts :

Corporate Communication
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31
Garance Bertrand
+ 33 (0)1 40 62 59 62
Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

The Large Industries business line

proposes **gas and energy solutions** to the world's industrial companies to improve the efficiency of their processes and to help them better respect the environment. Its main markets are:

- **refining and natural gas**: hydrogen to desulphurise fuels and to "break up" hydrocarbons, and oxygen to gasify oil residues...
- **chemicals**: air-gases, hydrogen and carbon monoxide used for manufacturing, PVC for example,
- **metals**: oxygen to improve energy performance and to reduce emissions, and argon to manufacture stainless steel...
- **energy**: oxygen to transform coal and natural gas into fuel or liquid chemical products...

Revenue in 2007 was **€3 billion.**

Air Liquide in Germany

Air Liquide Germany has around **4,000 employees** and serves ~ **300,000 customers**. Revenue in 2007 amounts approx. **€ 2 billion.**

Air Liquide in Italy

Air Liquide Italy has around **1,600 employees** and serves about **150,000 customers**. Revenue in 2007 amounts approx. **€ 670 million.**

The worldwide boom of the iron and steel industry continues despite the price increase of raw materials. In Europe, **steel consumption grew more than 5% in 2007**, driven mainly by the construction and automotive industry. The European steel industry is also showing overall high utilization rates and solid perspectives.

Industrial gases play a significant role in the steel making process and serve to reduce production costs; i.e. they are used to reduce the consumption of raw materials, like the injection of oxygen in the blast furnace which allows the steel companies to consume less coking coal.

In this context, **Air Liquide has decided to invest over €120 million to increase its production capacity in Germany and Italy to meet the increasing demand of its customers.**

A world scale new Air Separation Unit (ASU) of 2,300 tonnes of oxygen per day will be built at **Oberhausen (Germany)** and will be commissioned in 2010. It will be connected to **Air Liquide's 500 km pipeline network in Germany** which forms the backbone for the supply of oxygen and nitrogen to numerous large customers in the iron and steel, chemical and petrochemical industries in the Rhine-Ruhr area. This unit will in particular be supplying the increasing needs of **Hüttenwerke Krupp Mannesmann** GmbH and **DK Recycling und Roheisen** GmbH with whom Air Liquide has signed new long term contracts. Air Liquide will also build a new ASU on its **650 km pipeline network** in the **north of Italy** in order to supply the new installation **of Arvedi Group in Cremona** with whom Air Liquide has entered into a new long term agreement. The new unit is scheduled to be commissioned by end of 2009.

Guy Salzgeber, member of Air Liquide's Executive Committee, Vice-President for European Operations, declared: ***"With these new investments, Air Liquide is increasing its global production capacity of oxygen in Europe which represents a unique capability for customers especially in the steel industry. These two new projects are a further illustration of the Group's acceleration of its growth."***

With more than ***40,000 employees*** *in* ***75 countries****, Air Liquide is* ***the world leader*** *in industrial and medical gases and related services. The Group offers* ***innovative solutions*** *based on constantly enhanced* ***technologies*** *and produces* ***air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.*** *The Group contributes to the manufacturing of* ***many everyday products****: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

Air Liquide is committed to ***sustainable development*** *and helps to* ***protect life****. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on* ***trust*** *and* ***transparency*** *and guided by the principles of* ***corporate governance****. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted* ***strong and steady earnings growth****. Sales in 2007 totaled* ***11,801 million euros****, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

www.airliquide.com

FILE NO. 82-5224



Paris, 28 May 2008

Air Liquide invests €110 million in new production capacities in Europe

In Western Europe, the industrial gases market continues to grow, energised by the manufacture of capital and infrastructure goods, by automobiles, the food industry and the photovoltaic market.

In this context of continuous growth in demand for industrial merchant gases, Air Liquide will invest **€110 million in Germany and Portugal** in two **production units for liquefied air gases (liquid oxygen, liquid nitrogen, and liquid argon).** By developing its production capacities in this way, Air Liquide is supporting the rise in its customers' demand and is strengthening its presence in growth areas. The production units will start up between **the end of 2009 and 2010**.

In Germany, Air Liquide has decided to construct the unit in the region of Ulm (southern Germany), an area of strong growth and one of its main sites for air gas liquefaction. This represents an investment of around **€60 million.**

In Portugal, Air Liquide is to increase its production capacity in order to meet growth in its markets. This investment of around **€50 million** will be made at Sines (an industrial basin located 150 km south of Lisbon) and comprises a unit that will produce liquefied air gases, as well as products in gaseous form for industries at the Sines site.

Guy Salzgeber, Vice-President European Industrial Business and member of the Group's Executive Committee, declared: "***These investments in Western Europe allow us to support our customers' growing demand in these areas. These units benefit from the latest technologies in terms of the efficiency of electricity consumption and contribute to the Group's global objective in this area. They are part of the €10 billion investment program for the period 2007-2011 that the Group is implementing to accelerate its growth.***"

*With more than **40,000 employees in 75 countries**, Air Liquide is **the world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**. The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2007 totaled **11,801 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

Contacts:

Corporate Communication
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31
Garance Bertrand
+ 33 (0)1 40 62 59 62

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Industrial Merchant activities of Air Liquide

Its customers, which range from craftsmen to small businesses, use **small or medium amounts of gas**, in 5 key sectors:

- food and pharmaceuticals,
- automobile and manufacturing,
- craftsmen and distributors,
- materials and energy,
- technology and research.

2007 revenue for the Industrial Merchant World Business Line amounted **to €4.439 billion**, or 44% of **Gas and Services** sales.

FILE NO. 82-5224


AIR LIQUIDE



Paris, May 27, 2008

Air Liquide Electronics acquires Edwards Chemical Management Division

Air Liquide Electronics U.S. LP has signed an agreement to **purchase the major part of the assets of the Chemical Management Division** of Edwards Vacuum, Inc.

The acquisition is expected to close **before the end of June, 2008**, pending regulatory approval and pending the satisfaction of certain closing conditions set forth in the agreement.

Edwards' Chemical Management Division, a major player in chemical equipment, is focused on designing, manufacturing, and selling chemical and slurry dispensing equipment, installations and services to leading **semiconductors as well as Original Equipment Manufacturers (OEMs) worldwide.** With production based in Chanhassen, Minnesota, in the United States, it employs **about 120 people (including 20% in Asia and Europe) and has annual sales of approximately 50 million USD.**

This acquisition will complement **Air Liquide Electronics' position in the high purity fluid equipment and installation sector**, particularly **in the U.S. and in Asia.** It will reaffirm Air Liquide Electronics' strategy to be a **global supplier** to the semiconductor, flat panel display and photovoltaics industries around the world.

Christophe Fontaine, Vice-President Electronics, Air Liquide Group, said: ***"This acquisition will bring key complements to our current portfolio, especially allowing us to cover the whole equipment and installation spectrum for ultra-pure fluids with the key players of the electronics industry."***

Nigel Hunton, **CEO of Edwards**, commented: ***"I'm very happy to continue the strategic re-alignment of Edwards to focus on its core vacuum equipment and abatement business. In reaching an agreement with Air Liquide for our Chemical Management Division, we ensure a smooth transition of ownership for the benefit of our employees and customers."***

__Edwards__ is a leading global supplier of integrated vacuum and abatement solutions for the manufacture of semiconductors, flat panel displays, LEDs and solar cells and a leader in vacuum technology for industrial, scientific, process and R&D applications. The company employs around 3,600 people worldwide in the design, manufacture and support of high technology vacuum and exhaust management equipment.

__Air Liquide Electronics U.S. LP__ is the subsidiary of American Air Liquide Holdings, Inc. responsible for serving the semiconductor industry in the U.S. __American Air Liquide Holdings, Inc.__ is the subsidiary of Air Liquide Group responsible for its North American operations.

Contacts :

Group Corporate Communications
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Air Liquide Electronics
Caroline La
+ 886 2 6617 8963

U.S. Corporate Communications
Diane Labelle
+1 713 624 8082
Michael Rosen
+1 713 624 8023

Air Liquide Electronics

With **3,000 employees** and **€944 million** sales in 2007, Air Liquide Electronics has activities in **ultra-pure** and **specialty gases**, **new molecules**, **related equipment** and **customized services**.
The Electronics division management is based in Tokyo to enhance its proximity to the booming semiconductor market in Asia.

*With more than **40,000 employees in 75 countries**, Air Liquide is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**. The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2007 totaled **11,801 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*



informations

Paris, 5 juin (June 5) 2008

Informations relatives au nombre total de droits de vote et d'actions prévues par l'article L.233-8 II du code du commerce et de l'article 223-16 du règlement général de l'Autorité des Marchés Financiers

FREE TRANSLATION OF DECLARATION TO AMF ON NUMBER OF SHARES & VOTING RIGHTS

Déclaration du mois de mai 2008
Declaration of May 2008

A la date du : *date*	**Nombre d'actions composant le capital** *Total number of shares*	**Nombre théorique des droits de vote (y compris actions auto-détenues)** *Total number of Voting Right (includes shares...)*	**Nombre réel de droits de vote (déduction faite des actions auto-détenues)** *Total number of Voting Right (..........)*
31 mai 2008	**259.851.958**	**259.851.958**	**235.838.859**
Déclaration du mois précédent *Previous declaration* avril 2008 – *April 2008*			
30 avril 2008 April 30, 2008	**236.229.053**	**236.229.053**	**235.855.421**

****

*Avec plus de **40 000 salariés** dans **75 pays**, Air Liquide est **leader mondial** des gaz industriels et médicaux et des services associés. Grâce à des **solutions innovantes** s'appuyant sur des **technologies** sans cesse renouvelées, Air Liquide produit des **gaz issus de l'air (oxygène, azote, argon, gaz rares...) et d'autres gaz comme l'hydrogène**. Le Groupe contribue ainsi à la fabrication de **nombreux produits de la vie quotidienne** : bulles dans les boissons gazeuses, atmosphères de préservation pour les aliments emballés, oxygène pour les hôpitaux et les patients soignés à domicile, gaz ultra purs pour fabriquer des semi-conducteurs, hydrogène pour enlever le soufre des essences...*

*Air Liquide contribue à **la préservation de la vie** et s'inscrit dans une démarche de **développement durable**. Créé en 1902, Air Liquide développe avec ses actionnaires des relations de **confiance** et de **transparence**, dans le respect des principes de **gouvernance d'entreprise**. Depuis la publication des premiers comptes consolidés en 1971, le Groupe a maintenu une **croissance forte et régulière de ses résultats**. En 2007, son chiffre d'affaires s'est élevé à **11 801 millions d'euros** dont près de 80 % hors de France. Air Liquide est coté à la Bourse de Paris et membre des indices CAC 40 et Eurostoxx 50 (code ISIN FR 0000120073).*

With more than 40,000 employees in 75 countries, Air Liquide is the world leader in industrial and medical gases and related services. The Group offers innovative solutions based on constantly enhanced technologies and produces air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen. The Group contributes to the manufacturing of many everyday products: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...

Air Liquide is committed to sustainable development and helps to protect life. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on trust and transparency and guided by the principles of corporate governance. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted strong and steady earnings growth. Sales in 2007 totaled 11,801 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).

Pour plus d'information, merci de contacter:
For further information, please contact:

Service actionnaires
Shareholder Services
Bernard Giroux ☎ + 33 (0)1 40 62 54 42

Relations Investisseurs
Investor Relations
Virginia JEANSON ☎ + 33 (0)1 40 62 57 37

www.airliquide.com



information

Paris, June 12th 2008

Disclosure of share buy-back transactions made by Air Liquide on its own shares between June 3 to 11, 2008

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
June 3	8,100	92.54 €	749,595.87 €
June 4	25,000	93.80 €	2,345,022.50 €
June 5	25,000	93.81 €	2,345,392.50 €
June 6	35,000	93.90 €	3,286,405.50 €
June 9	15,000	85.46 €	1,281,949.50 €
June 10	10,000	85.27 €	852,675.00 €
June 11	50,000	84.85 €	4,242,750.00 €
Total sur la période	168,100	89.85 €	15,103,790.87 €

****

With more than ***40,000 employees*** *in* ***75 countries****, Air Liquide is* ***the world leader*** *in industrial and medical gases and related services. The Group offers* ***innovative solutions*** *based on constantly enhanced* ***technologies*** *and produces* ***air gases (oxygen, nitrogen, argon, rare gases...)*** *and* ***many other gases including hydrogen****. The Group contributes to the manufacturing of* ***many everyday products****: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

Air Liquide is committed to ***sustainable development*** *and helps to* ***protect life****. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on* ***trust*** *and* ***transparency*** *and guided by the principles of* ***corporate governance****. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted* ***strong and steady earnings growth****. Sales in 2007 totaled* ***11,801 million euros****, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services
Bernard Giroux ☎ *+ 33 (0)1 40 62 54 42*

Investor Relations
Virginia JEANSON ☎ *+ 33 (0)1 40 62 57 50*

www.airliquide.com

FILE NO. 82-5224



informations

Paris, le 12 juin 2008

Déclaration des transactions sur actions propres du 3 au 11 juin 2008

Conformément à la réglementation relative aux rachats d'actions, Air Liquide déclare les transactions suivantes sur actions propres :

Séance de bourse	Nombre de titres	Prix moyen pondéré	Montant
3 juin	8.100	92,54 €	749.595,87 €
4 juin	25.000	93,80 €	2.345.022,50 €
5 juin	25.000	93,82 €	2.345.392,50€
6 juin	35.000	93,90 €	3.286.405,50 €
9 juin	15.000	85,46 €	1.281.949,50 €
10 juin	10.000	85,27 €	852.675,00 €
11 juin	50.000	84,86 €	4.242.750,00 €
Total sur la période	168.100	89,85 €	15.103.790,87 €

****

*Avec plus de **40 000 salariés dans 75 pays**, Air Liquide est **leader mondial** des gaz industriels et médicaux et des services associés. Grâce à des **solutions innovantes** s'appuyant sur des **technologies** sans cesse renouvelées, Air Liquide produit des **gaz issus de l'air (oxygène, azote, argon, gaz rares...) et d'autres gaz comme l'hydrogène**. Le Groupe contribue ainsi à la fabrication de **nombreux produits de la vie quotidienne** : bulles dans les boissons gazeuses, atmosphères de préservation pour les aliments emballés, oxygène pour les hôpitaux et les patients soignés à domicile, gaz ultra purs pour fabriquer des semi-conducteurs, hydrogène pour enlever le soufre des essences...*

*Air Liquide contribue à **la préservation de la vie** et s'inscrit dans une démarche de **développement durable**. Créé en 1902, Air Liquide développe avec ses actionnaires des relations de **confiance** et de **transparence**, dans le respect des principes de **gouvernance d'entreprise**. Depuis la publication des premiers comptes consolidés en 1971, le Groupe a maintenu une **croissance forte et régulière de ses résultats**. En 2007, son chiffre d'affaires s'est élevé à **11 801 millions d'euros** dont près de 80 % hors de France. Air Liquide est coté à la Bourse de Paris et membre des indices CAC 40 et Eurostoxx 50 (code ISIN FR 0000120073).*

Pour tout renseignement complémentaire, merci de contacter :

Service Actionnaires
Bernard Giroux ☎ + 33 (0)1 40 62 54 42

Relations Investisseurs
Virginia JEANSON ☎ + 33 (0)1 40 62 57 50

www.airliquide.com



Paris, June 4th 2008

1 for 10 Bonus Share Issue

Following authorization at the Annual General Meeting of Shareholders on May 7 2008, the board of directors of Air Liquide decided to allocate one (1) free share for every ten (10) existing shares held.

In addition, directly registered shares as at December 31 2005, which continue to be registered until June 6 2008, inclusive, will enjoy an increased loyalty bonus of 10%.

The allocation is effective June 9 2008:
The new shares will be eligible for a dividend from January 1 2008.

Fractions of shares will not be negotiable:
The corresponding number of shares will be sold and the proceeds from the sale will be allocated to shareholders on a pro rata basis, at the latest thirty days after the allocation date.

To ensure the share price before and after the allocation is comparable, prices quoted before June 9 2008 should be adjusted by a multiple of 10/11.

****

With more than ***40,000 employees*** *in* ***75 countries****, Air Liquide is* ***the world leader*** *in industrial and medical gases and related services. The Group offers* ***innovative solutions*** *based on constantly enhanced* ***technologies*** *and produces* ***air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen****. The Group contributes to the manufacturing of* ***many everyday products****: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

Air Liquide is committed to ***sustainable development*** *and helps to* ***protect life****. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on* ***trust and transparency*** *and guided by the principles of* ***corporate governance****. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted* ***strong and steady earnings growth****. Sales in 2007 totaled* ***11,801 million euros****, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services
Bernard Giroux ☎ + 33 (0)1 40 62 54 42

Investor Relations
Virginia JEANSON ☎ + 33 (0)1 40 62 57 37

www.airliquide.com

FILE NO. 82-5224



informations

Paris, le 4 juin 2008

Attribution d'1 action gratuite pour 10 existantes

Suite à l'autorisation donnée par l'Assemblée Générale du 7 mai 2008, le Conseil d'Administration d'Air Liquide a décidé l'attribution d'UNE (1) action gratuite pour DIX (10) actions existantes.

En outre les actions inscrites en compte nominatif au 31 décembre 2005 et qui le resteront sans interruption jusqu'au 6 juin 2008 inclus, bénéficieront d'une attribution majorée de 10%.

Les opérations d'attribution débuteront le 9 juin 2008 :
Les actions nouvelles porteront jouissance au 1er janvier 2008.

Les droits formant rompus ne seront pas négociables :
Les actions correspondantes seront vendues et les sommes provenant de la vente seront allouées aux titulaires des droits, au prorata de ces derniers, au plus tard trente jours après le début des opérations d'attribution.

Pour rendre comparable les cours de l'action avant et après l'attribution, les cours cotés avant le 9 juin 2008 doivent être ajustés dans le rapport de 10/11.

*Avec plus de **40 000 salariés** dans 75 pays, Air Liquide est **leader mondial** des gaz industriels et médicaux et des services associés. Grâce à des **solutions innovantes** s'appuyant sur des **technologies** sans cesse renouvelées, Air Liquide produit des gaz **issus de l'air (oxygène, azote, argon, gaz rares...) et d'autres gaz comme l'hydrogène**. Le Groupe contribue ainsi à la fabrication de **nombreux produits de la vie quotidienne** : bulles dans les boissons gazeuses, atmosphères de préservation pour les aliments emballés, oxygène pour les hôpitaux et les patients soignés à domicile, gaz ultra purs pour fabriquer des semi-conducteurs, hydrogène pour enlever le soufre des essences...*

*Air Liquide contribue à **la préservation de la vie** et s'inscrit dans une démarche de **développement durable**. Créé en 1902, Air Liquide développe avec ses actionnaires des relations de **confiance** et de **transparence**, dans le respect des principes de **gouvernance d'entreprise**. Depuis la publication des premiers comptes consolidés en 1971, le Groupe a maintenu une **croissance forte et régulière de ses résultats**. En 2007, son chiffre d'affaires s'est élevé à **11 801 millions d'euros** dont près de 80 % hors de France. Air Liquide est coté à la Bourse de Paris et membre des indices CAC 40 et Eurostoxx 50 (code ISIN FR 0000120073).*

Pour plus d'information, merci de contacter:

Service actionnaires
Bernard Giroux ☎ + 33 (0)1 40 62 54 42

Relations Investisseurs
Virginia JEANSON ☎ + 33 (0)1 40 62 57 37

www.airliquide.com

FILE NO. 82-5224


AIR LIQUIDE
Direction Générale


JUN 25 A

Autorité des Marchés Financiers
17 Place de la Bourse
75082 Paris cedex 02

Paris, le 3 juin 2008

<u>Objet : Déclaration par les dirigeants des opérations réalisées sur les titres de société</u>

Messieurs,

Nous faisons référence à l'article L. 621-18-2 du code monétaire et financier, aux articles 223-22 à 223-26 du règlement général de l'AMF ainsi qu'à la position publiée par l'AMF le 16 avril 2008.

Après examen des conditions spécifiées au paragraphe b de l'article L. 621-18-2 du code monétaire et financier qui assimile à un dirigeant toute personne qui, d'une part, a le pouvoir de prendre des décisions de gestion concernant l'évolution et la stratégie de la société et, d'autre part, a un accès régulier à des informations privilégiées concernant directement ou indirectement ladite société, nous vous informons qu'aucune personne au sein de notre société ne répond aux caractéristiques requises pour être assimilée à un dirigeant aux fins de la déclaration précitée.

Vous souhaitant bonne réception de ce courrier, nous vous prions d'agréer, Messieurs, nos sincères salutations.

Klaus Schmieder
Directeur Général Délégué

FILE NO. 82-5224


RECEIVED
2008 JUN 25 A 9:
NOTICES


NYSE Euronext

CORPORATE EVENT NOTICE:	Augmentation du nombre d'actions en circulation **L'AIR LIQUIDE**
PLACE:	Paris
AVIS N° :	PAR_20080609_02006_EUR
DATE:	09/06/2008
MARCHÉ:	Euronext Paris

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 57.450 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Euronext à partir du 11/06/2008.

Ancien nombre de titres en circulation:	259.851.958
Nombre de titres à admettre:	57.450
Nouveau nombre de titres en circulation:	259.909.408
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE:	Increase of the number of outstanding shares **L'AIR LIQUIDE**
LOCATION:	Paris
NOTICE:	PAR_20080609_02006_EUR
DATE:	09/06/2008
MARKET:	Euronext Paris

Increase of the number of outstanding ordinary shares

57.450 new ordinary shares issued by L'AIR LIQUIDE, immediately assimilated with the existing ordinary shares, will be listed on the market Euronext as of 11/06/2008:

Old number of outstanding shares:	259.851.958
Number of shares to be listed:	57.450
New number of outstanding shares:	259.909.408
Reason:	Exercise of options

FILE NO. 82-5224

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****

STATUTS

juin 2008

CERTIFIE CONFORME

Fait à Paris, le 9 juin 2008


AIR LIQUIDE

L'AIR LIQUIDE

SOCIETE ANONYME
POUR L'ETUDE ET L'EXPLOITATION DES PROCEDES GEORGES CLAUDE

SIEGE SOCIAL : 75, QUAI D'ORSAY, PARIS VII

FILE NO. 82-5224

L'AIR LIQUIDE

SOCIETE ANONYME
POUR L'ETUDE ET L'EXPLOITATION DES PROCEDES GEORGES CLAUDE

AU CAPITAL DE 1.432.774.139,50 euros

Siège social :

75, quai d'Orsay, Paris 7ème
Code postal : 75321 Paris Cedex 07
Tel : 01.40.62.55.55

SOCIETE ANONYME
POUR L'ETUDE ET L'EXPLOITATION DES PROCEDES GEORGES CLAUDE

STATUTS

TITRE PREMIER

Dénomination - Objet - Siège - Durée

Article premier
Forme et dénomination

La Société est de forme anonyme. Cette société sera régie par les lois et règlements en vigueur et par les présents statuts.

La dénomination de la Société est : *"L'Air Liquide, société anonyme pour l'Etude et l'Exploitation des procédés Georges Claude".*

Art. 2
Objet

La Société a pour objet :

1° L'étude, l'exploitation, la vente des brevets ou inventions de MM. Georges et Eugène Claude, relatifs à la liquéfaction des gaz, à la production industrielle du froid, de l'air liquide et de l'oxygène, à leurs applications ou utilisations ;

2° La production industrielle du froid, de l'air liquide, leurs applications ou utilisations, la production et la liquéfaction des gaz, notamment de l'oxygène, de l'azote, de l'hélium et de l'hydrogène, leurs applications ou utilisations sous toutes formes, à l'état pur, en mélanges et en combinaisons, sans distinction d'état ni de provenance, dans tous domaines d'applications de leurs propriétés physiques, thermodynamiques, chimiques, thermochimiques et biologiques, et notamment dans les domaines de la propulsion, de la mer, de la santé, de l'agro-alimentaire et de la pollution ;

3° L'achat, la fabrication, la vente, l'utilisation de tous produits se rattachant directement ou indirectement à l'objet ci-dessus, ainsi que tous sous-produits résultant de leur fabrication ou de leur emploi, de toutes machines ou appareils servant à les utiliser ou à les appliquer, et, plus particulièrement, l'achat, la fabrication, la vente, l'utilisation de tous produits, métaux ou alliages, dérivant ou résultant d'une utilisation de l'oxygène, de l'azote et de l'hydrogène à l'état pur, mélangé ou combiné, notamment de tous produits oxygénés ou azotés ;

4° L'étude, l'acquisition, l'exploitation directe ou indirecte ou la vente de tous brevets, inventions ou procédés ayant trait aux mêmes objets ;

5° L'exploitation, par voie directe ou par voie de constitution de société, de tout ce qui se rattache, directement ou indirectement, au but de la Société ou est susceptible de contribuer au développement de son industrie ;

6° La prestation de tous services ou la fourniture de tous produits susceptibles de développer sa clientèle dans le domaine de l'industrie ou de la santé ;

La Société peut demander ou acquérir toutes concessions, faire toutes constructions, acquérir ou prendre en location toutes carrières, mines et tous immeubles et reprendre toutes exploitations se rattachant à son objet, céder ces concessions, les affermer, fusionner ou s'allier avec d'autres sociétés par voie d'acquisition de titres ou droits sociaux, d'avances ou de telle manière qu'il appartiendra. Elle peut entreprendre ces opérations soit seule, soit en participation ;

Enfin, plus généralement, elle peut faire toutes opérations industrielles, commerciales, immobilières, mobilières, financières, se rattachant directement ou indirectement aux objets ci-dessus spécifiés.

Art. 3
Siège social

Le siège de la Société est à Paris, Quai d'Orsay, n°75.

Il pourra être transféré, par décision du Conseil d'Administration, en tout autre endroit de Paris ou d'un département limitrophe, sous réserve de ratification de cette décision par la plus prochaine Assemblée Générale Ordinaire, et partout ailleurs en vertu d'une délibération de l'Assemblée Générale Extraordinaire.

Art. 4
Durée

La durée de la Société est fixée à 99 années à partir du 18 février 1929, sauf les cas de dissolution anticipée ou de prorogation.

TITRE II

Capital social - Actions- Identification des actionnaires

Art.5
Capital social

Le capital social est fixé à 1.432.774.139,50 euros divisé en 260.504.389 actions au nominal de 5,50 euros, entièrement libérées.

Le capital social est augmenté dans les conditions prévues par la loi soit par émission d'actions ordinaires ou d'actions de préférence, soit par majoration du montant nominal des titres de capital existants. Il peut également être augmenté par l'exercice de droits attachés à des valeurs mobilières donnant accès au capital, dans les conditions prévues par la loi.

Conformément aux dispositions légales en vigueur, sauf décision contraire de l'Assemblée Générale, les actionnaires ont, proportionnellement au montant de leurs actions, un droit de préférence à la souscription des actions de numéraire émises pour réaliser une augmentation de capital.

Le capital social pourra également être réduit dans les conditions prévues par la loi, notamment par réduction de la valeur nominale des actions, par remboursement ou rachat en bourse et annulation d'actions, par échange des actions anciennes contre des actions nouvelles d'un nombre équivalent ou moindre, ayant ou non le même nominal, avec ou sans soulte à payer ou à recevoir. L'Assemblée Générale pourra toujours obliger les actionnaires à céder ou à acheter des actions anciennes pour permettre l'échange d'actions anciennes contre des nouvelles, avec ou sans soulte à payer ou à recevoir, alors même que la réduction décidée ne serait pas consécutive à des pertes.

Art.6
Actions

Lorsque les actions nouvelles ne seront pas intégralement libérées lors de leur émission, les appels de versements, aux dates fixées par le Conseil d'Administration, auront lieu au moyen d'annonces insérées, un mois à l'avance, dans un des journaux de Paris désignés pour la publication légale des actes de la Société.

Les actions non entièrement libérées feront l'objet d'une inscription en compte sous la forme nominative jusqu'à leur entière libération.

Chaque versement sur toutes actions souscrites sera constaté par une mention portée au compte nominatif ouvert au nom du souscripteur.

Tout versement en retard porte intérêt de plein droit, en faveur de la Société, à compter de l'exigibilité, sans mise en demeure ni demande en justice, au taux de l'intérêt légal, sans préjudice de l'action personnelle que la Société peut exercer contre l'actionnaire défaillant et des mesures d'exécution forcée prévues par la loi.

Art.7
Forme des actions

Les actions entièrement libérées font l'objet d'une inscription en compte soit sous la forme nominative, soit sous la forme au porteur, au choix de l'actionnaire.

Les dispositions de l'alinéa ci-dessus sont également applicables aux autres titres de toute nature émis par la Société.

Art.8
Droits et obligations attachés aux actions

Les actionnaires ne seront pas engagés au-delà de leur souscription.

La propriété d'une action entraîne de plein droit adhésion aux statuts et aux décisions de l'Assemblée Générale.

Toute action donne droit, en cours de société, comme en cas de liquidation, au règlement de la même somme nette pour toute répartition ou tout remboursement.

Les actions sont librement négociables dans les conditions prévues par la loi.

Art. 9
Identification des actionnaires

La Société peut faire usage à tout moment des dispositions légales et réglementaires en vigueur, permettant l'identification des détenteurs de titres conférant immédiatement ou à terme le droit de vote dans les assemblées d'actionnaires, ainsi que le nombre de titres détenus par chacun d'eux.

Outre les obligations légales de déclaration à la Société, toute personne venant à posséder, directement ou indirectement, seul ou de concert, une fraction de capital ou des droits de vote de la Société égale ou supérieure à 2% ou à un multiple de 2% du capital ou des droits de vote (y compris au-delà du seuil de 5%), est tenue d'informer la Société dans le délai de quinze jours à compter de la date de franchissement du seuil, et ce indépendamment le cas échéant de la date du transfert effectif de la propriété des titres. Le déclarant devra indiquer le nombre de titres de capital et de valeurs mobilières donnant accès au capital qu'il a en sa possession à la date de sa déclaration. Tout franchissement à la baisse du seuil de 2% ou d'un multiple de 2% du capital ou des droits de vote devra être déclaré de la même manière.

En cas de non-respect de cette obligation statutaire d'information, un ou plusieurs actionnaires, détenant une fraction de capital ou des droits de vote de la Société au moins égale à 2%, pourront, à l'occasion d'une Assemblée Générale, demander que les actions excédant la fraction qui aurait dû être déclarée, soient privées du droit de vote pour toute assemblée d'actionnaires qui se tiendrait jusqu'à l'expiration d'un délai de deux ans suivant la date de régularisation de la notification. La demande est consignée au procès-verbal de l'Assemblée Générale.

Art. 10
Indivision et usufruit

Toute action étant indivisible à l'égard de la Société, tous les co-propriétaires indivis d'une action sont obligés de se faire représenter auprès de la Société par l'un d'entre eux, ou par un mandataire unique dans les conditions prévues par la loi.

Le droit de vote attaché à l'action appartient à l'usufruitier tant dans les Assemblées Générales Ordinaires que dans les Assemblées Générales Extraordinaires. Toutefois, le nu-propriétaire sera en droit de participer à toutes les Assemblées Générales. Il peut également représenter l'usufruitier en Assemblée Générale.

Les héritiers, créanciers, syndics ou ayants cause d'un actionnaire ne peuvent, pour quelque motif que ce soit, provoquer l'apposition des scellés sur les biens et valeurs de la Société, en demander le partage, ni s'immiscer en aucune façon dans son administration.

Ils doivent, pour l'exercice de leurs droits, s'en rapporter aux inventaires sociaux et aux décisions de l'Assemblée Générale.

TITRE III

Administration de la Société

Art. 11
Composition du Conseil d'Administration

La Société est administrée par un Conseil d'Administration, de trois membres au moins et de quatorze membres au plus (sauf dérogation temporaire prévue en cas de fusion), personnes physiques ou morales.

Les membres du Conseil d'Administration sont nommés par l'Assemblée Générale Ordinaire pour une durée de quatre ans expirant à l'issue de l'Assemblée Générale des actionnaires ayant statué sur les comptes de l'exercice écoulé et tenue dans l'année au cours de laquelle expire le mandat. Par exception à cette règle, les membres du premier Conseil d'Administration qui exerçaient les fonctions de membres du Conseil de Surveillance dans la Société sous son ancien mode d'administration seront nommés pour une période égale à la durée qui restait à courir de leur mandat de membre du Conseil de Surveillance.

Les membres du Conseil d'Administration sont rééligibles.

Chaque administrateur doit être propriétaire d'au moins 500 actions inscrites sous la forme nominative pendant toute la durée de ses fonctions. Si, au jour de sa nomination, un administrateur n'est pas propriétaire du nombre d'actions requis ou si, en cours de mandat, il cesse d'en être propriétaire, il est réputé démissionnaire d'office s'il n'a pas régularisé sa situation dans un délai de trois mois.

En cas de vacance par décès ou par démission d'un ou plusieurs sièges d'administrateur, le Conseil d'Administration peut, entre deux Assemblées Générales, procéder à des nominations à titre provisoire. Les nominations effectuées par le Conseil d'Administration sont soumises à la ratification de la plus prochaine Générale Ordinaire. Lorsque le nombre des administrateurs est devenu inférieur au minimum légal, les administrateurs restant doivent convoquer immédiatement l'Assemblée Générale Ordinaire en vue de compléter l'effectif du Conseil.

Aucune personne physique ayant passé l'âge de 70 ans ne peut être nommée membre du Conseil d'Administration si sa nomination a pour effet de porter à plus du tiers le nombre des membres du Conseil d'Administration ayant dépassé cet âge. Si, en cours de mandat, le nombre des membres du Conseil d'Administration ayant passé l'âge de 70 ans devient supérieur au tiers des membres du Conseil, le membre le plus âgé du Conseil d'administration n'ayant pas exercé de fonctions de Direction Générale dans la Société est réputé démissionnaire à l'issue de l'Assemblée Générale annuelle suivant la survenance de cet événement.

En cours de vie sociale les administrateurs sont nommés et renouvelés dans les conditions prévues par la loi.

Ils sont révocables à tout moment par l'Assemblée Générale Ordinaire.

Art. 12
Organisation et direction du Conseil d'Administration

Le Conseil d'Administration élit parmi ses membres personnes physiques un Président. Il détermine sa rémunération et fixe la durée de ses fonctions qui ne peut excéder celle de son mandat d'administrateur. Le Président est rééligible.

Le Président du Conseil d'Administration exerce les missions qui lui sont confiées par la loi. Il préside le Conseil d'Administration, organise et dirige les travaux de celui-ci dont il rend compte à l'Assemblée Générale. Il veille au bon fonctionnement des organes de la Société et s'assure, en particulier, que les administrateurs sont en mesure de remplir leur mission.

Le Conseil peut nommer également parmi ses membres un ou plusieurs Vice-Présidents dont il détermine la durée des fonctions dans la limite de celle de leur mandat d'administrateur et qui ont pour fonction, sans préjudice des dispositions légales applicables en cas d'empêchement temporaire ou de décès du Président, de convoquer et présider les réunions du Conseil ou de présider les Assemblées Générales conformément aux présents statuts, lorsque le Président est empêché.

Nul ne peut être nommé Président du Conseil d'Administration, lorsque ce dernier n'assure pas la Direction Générale, s'il est âgé de plus de 68 ans. Lorsqu'en cours de mandat cette limite d'âge aura été atteinte, les fonctions du Président prendront fin à l'issue de l'Assemblée Générale statuant sur les comptes de l'exercice au cours duquel est atteint l'âge de 68 ans. Lorsque le Président du Conseil d'Administration exerce également la Direction Générale, la limite d'âge applicable est celle applicable au Directeur Général.

Le Président et le ou les Vice-Présidents sont révocables à tout moment par le Conseil d'Administration. Ils sont également rééligibles.

Le Conseil peut nommer un secrétaire qui peut être choisi en dehors des actionnaires et de ses membres.

Art. 13
Direction Générale

Modalités d'exercice

Conformément à la loi, la Direction Générale de la Société est assumée sous sa responsabilité, soit par le Président du Conseil d'Administration, soit par une autre personne physique, administrateur ou non, nommée par le Conseil d'Administration et qui prend le titre de directeur général.

Le choix entre ces deux modalités d'exercice de la Direction Générale est effectué par le Conseil d'Administration. La délibération du Conseil d'Administration relative au choix de la modalité d'exercice de la Direction Générale est prise dans les conditions de quorum et de majorité visées à l'article 14 des présents statuts. Le choix du Conseil d'Administration est porté à la connaissance des actionnaires et des tiers dans les conditions prévues par la réglementation en vigueur.

L'option retenue par le Conseil d'Administration reste valable jusqu'à décision contraire de sa part.

Le Conseil d'Administration examinera, en tant que de besoin, le maintien de la formule choisie à chaque fois que le mandat du Président du Conseil d'Administration ou du directeur général viendra à renouvellement.

Directeur général

Lorsque la Direction Générale de la Société est assumée par le Président du Conseil d'Administration, les dispositions qui suivent, relatives au Directeur Général, lui sont applicables.

Le Conseil d'Administration fixe la durée du mandat et détermine la rémunération du directeur général.

Nul ne peut être nommé Directeur Général s'il a dépassé l'âge de 63 ans. Lorsqu'en cours de mandat, cette limite d'âge aura été atteinte, les fonctions du Directeur Général prendront fin à l'issue de l'Assemblée Générale statuant sur les comptes de l'exercice au cours duquel le Directeur Général aura atteint l'âge de 63 ans.
Le Directeur Général est révocable à tout moment par le Conseil d'Administration. La révocation du Directeur Général non Président peut donner lieu à des dommages et intérêts si elle est décidée sans juste motif.

Le Directeur Général est toujours rééligible.

Pouvoirs du Directeur Général

Le Directeur Général est investi des pouvoirs les plus étendus pour agir en toute circonstance au nom de la Société. Le Directeur Général exerce ses pouvoirs dans la limite de l'objet social, des présents statuts et sous réserve des pouvoirs expressément attribués par la loi aux Assemblées Générales et au Conseil d'Administration.

Il appartiendra au Conseil d'Administration de définir les décisions du Directeur Général pour lesquelles l'accord préalable du Conseil d'Administration sera requis. L'accord préalable du Conseil d'Administration devra notamment être obtenu en cas d'opérations externes d'acquisitions ou de cessions de participations ou d'actifs, ainsi qu'en cas d'engagements d'investissement, dans chacun de ces cas dans les conditions et au-delà de montants correspondant à une gestion efficace de la Société fixés par le Conseil d'Administration. Il devra également être obtenu en cas d'opérations de financement d'un montant susceptible de modifier substantiellement la structure financière de la Société ainsi que pour toute décision de nature à modifier substantiellement les orientations stratégiques de l'entreprise déterminées par le Conseil d'Administration.

Directeurs généraux délégués

Sur proposition du Directeur Général, que cette fonction soit assurée par le Président du Conseil d'Administration ou par une autre personne, le Conseil d'Administration peut nommer une ou plusieurs personnes physiques chargées d'assister le Directeur Général avec le titre de directeurs généraux délégués.

Le nombre maximum de directeurs généraux délégués est fixé à 3.

En accord avec le Directeur Général, le Conseil d'Administration détermine l'étendue et la durée des pouvoirs accordés aux directeurs généraux délégués et fixe leur rémunération.

A l'égard des tiers, le Directeur Général Délégué ou les directeurs généraux délégués disposent des mêmes pouvoirs que le Directeur Général.

En cas de cessation des fonctions ou d'empêchement du directeur général, les directeurs généraux délégués conservent, sauf décision contraire du Conseil d'Administration, leurs fonctions et leurs attributions jusqu'à la nomination d'un nouveau Directeur Général.

Les directeurs généraux délégués sont révocables par le Conseil d'Administration, sur proposition du Directeur Général, à tout moment. Ils sont soumis à la limite d'âge légale.

Les directeurs généraux délégués sont rééligibles.

Art. 14
Réunions et délibérations du Conseil d'Administration

Le Conseil d'Administration se réunit aussi souvent que l'intérêt de la Société l'exige, sur convocation du Président ou en cas d'empêchement de ce dernier, sur convocation du plus âgé des Vice-Présidents si un ou plusieurs Vice-Présidents ont été nommés, au siège social ou en tout autre lieu indiqué dans la convocation.

L'ordre du jour est arrêté par le Président et peut n'être fixé qu'au moment de la réunion.

Les administrateurs constituant au moins le tiers des membres du Conseil d'Administration peuvent, en indiquant précisément l'ordre du jour de la réunion, demander au Président de convoquer le Conseil si celui-ci ne s'est pas réuni depuis plus de deux mois.

De même, le Directeur Général, lorsqu'il n'exerce pas la présidence du Conseil d'Administration, peut demander au Président de convoquer le Conseil d'Administration sur tout ordre du jour déterminé.

Le Président est lié par les demandes qui lui sont adressées.

En cas d'empêchement ou de carence du Président dans l'exécution des tâches précitées, le Vice-Président le plus âgé, si un ou plusieurs vice-présidents ont été nommés, sera compétent pour procéder à la convocation du Conseil et fixer l'ordre du jour de la réunion à la demande du tiers au moins des membres du Conseil d'Administration ou du Directeur Général selon le cas. En l'absence de Vice-Président, le tiers au moins des membres du Conseil d'Administration ou le Directeur Général, selon le cas, seront compétents pour procéder à la convocation du Conseil et fixer l'ordre du jour de la réunion.

Les convocations sont faites par tout moyen même verbalement.

Le Conseil d'Administration ne délibère valablement que si la moitié des administrateurs sont présents.

Les décisions du Conseil d'Administration sont prises à la majorité simple des membres présents ou représentés. En cas de partage, la voix du Président est prépondérante.

Le Conseil d'Administration se dotera d'un règlement intérieur qu'il pourra modifier sur sa simple décision.

Le Conseil d'Administration pourra prévoir dans son règlement intérieur que seront réputés présents, pour le calcul du quorum et de la majorité, les membres du Conseil d'Administration qui participent à la réunion du Conseil par des moyens de visioconférence ou de télécommunication dans les conditions prévues par la réglementation en vigueur, pour toutes les décisions où la loi n'exclut pas cette possibilité.

Art. 15
Pouvoirs du Conseil d'Administration

Le Conseil d'Administration détermine les orientations de l'activité de la Société et veille à leur mise en œuvre.

Sous réserve des pouvoirs que la loi et les présents statuts attribuent expressément aux assemblées d'actionnaires et dans la limite de l'objet social, il se saisit de toute question intéressant la bonne marche de la Société et règle par ses délibérations les affaires qui la concernent.

Il procède aux contrôles et vérifications qu'il juge opportuns.

Le Conseil procède à l'émission d'obligations sur délégation de l'Assemblée Générale Ordinaire.

Il peut procéder à la création en son sein de comités chargés d'étudier les questions que le Conseil d'Administration ou son Président lui soumet. Le Conseil fixe la composition et les attributions des comités qui exercent leurs activités sous sa responsabilité.

Les questions relatives à la performance, à la rémunération et, le cas échéant, à la reconduction du mandat du Président-Directeur Général ou du Directeur Général feront l'objet de délibérations du Conseil d'Administration en tant que de besoin, et au moins une fois par an, après examen par le(s) comité(s) du Conseil d'Administration chargé(s) des questions de nomination et de rémunération.

Art. 16
Rémunération

L'Assemblée Générale Ordinaire peut allouer aux membres du Conseil d'Administration, en rémunération de leur activité, une somme fixe annuelle à titre de jetons de présence. Le Conseil d'Administration répartit librement entre ses membres les sommes globales allouées. Il peut notamment allouer aux administrateurs membres de comités créés en son sein une part supérieure à celle des autres administrateurs.

Il peut être alloué par le Conseil des rémunérations exceptionnelles pour les missions ou mandats confiés à des membres de ce Conseil.

TITRE IV

Commissaires aux Comptes

Art. 17
Contrôle de la Société

L'Assemblée Générale Ordinaire des actionnaires nomme pour la durée, dans les conditions et avec les missions fixées par la loi, les commissaires aux comptes titulaires et suppléants.

TITRE V

Assemblées Générales

Art. 18
Tenue des Assemblées Générales

L'Assemblée Générale se compose de tous les actionnaires, quel que soit le nombre de leurs actions, pourvu qu'elles soient libérées des versements exigibles et ne soient pas privées du droit de vote.

Il est justifié du droit de participer aux Assemblées Générales de la Société par l'enregistrement comptable des actions au nom de l'actionnaire ou de l'intermédiaire inscrit pour son compte (dans les conditions prévues par la loi) au troisième jour ouvré précédant l'Assemblée à zéro heure, heure de Paris :

- pour les actionnaires nominatifs : dans les comptes-titres nominatifs tenus par la Société,
- pour les actionnaires au porteur : dans les comptes-titres au porteur tenus par l'intermédiaire habilité, dans les conditions prévues par la réglementation en vigueur.

Les propriétaires d'actions nominatives ou au porteur devront en outre, trois jours au moins avant la réunion, avoir déposé une formule de procuration ou de vote par correspondance, ou le document unique en tenant lieu, ou, si le Conseil d'Administration en a ainsi décidé, une demande de carte d'admission. Toutefois, le Conseil d'Administration aura toujours, s'il le juge convenable, la faculté d'abréger ce délai. Il aura aussi la faculté d'autoriser l'envoi par télétransmission (y compris par voie électronique) à la Société des formules de procuration et de vote par correspondance dans les conditions légales et réglementaires en vigueur.

Lorsqu'il y est fait recours, la signature électronique peut prendre la forme d'un procédé répondant aux conditions définies à la première phrase du second alinéa de l'article 1316-4 du Code civil.

L'Assemblée Générale, régulièrement constituée, représente l'universalité des actionnaires.

Les Assemblées Générales Ordinaires et Extraordinaires, et le cas échéant les Assemblées Spéciales sont convoquées, se réunissent et délibèrent dans les conditions prévues par la loi et les présents statuts.

Les réunions auront lieu au siège social ou en tout autre lieu défini par l'auteur de la convocation, même en dehors du siège social ou du département du siège social.

Les Assemblées sont présidées par le Président du Conseil d'Administration ou, en son absence, par le Vice-Président ou le plus âgé des Vice-Présidents du Conseil d'Administration si un ou plusieurs Vice-Présidents ont été nommés ou par un administrateur spécialement délégué à cet effet par le Conseil dans le cas contraire. En cas d'empêchement du ou des Vice-Présidents lorsqu'il en a été nommé ou si le Conseil n'a pas délégué un administrateur, l'Assemblée élit elle-même son Président.

Sont scrutateurs de l'Assemblée Générale, les deux membres de ladite Assemblée disposant du plus grand nombre de voix et acceptant cette fonction. Le bureau de l'Assemblée en désigne le secrétaire qui peut être choisi en dehors des actionnaires.

En cas de convocation par un commissaire aux comptes ou par un mandataire de justice, l'Assemblée est présidée par l'auteur de la convocation.

Sur décision du Conseil d'Administration publiée dans l'avis de réunion ou dans l'avis de convocation de recourir à de tels moyens de télécommunications, sont réputés présents pour le calcul du quorum et de la majorité les actionnaires qui participent à l'Assemblée par visioconférence ou par des moyens de télécommunication permettant leur identification dans les conditions prévues par la réglementation en vigueur.

Art 19

Pouvoir des Assemblées Générales

Les Assemblées Générales Ordinaires et Extraordinaires, et le cas échéant les assemblées spéciales, ont les pouvoirs définis par la loi et les présents statuts.

L'Assemblée Générale Ordinaire décide ou autorise les émissions d'obligations simples assorties le cas échéant de sûretés particulières conformément à la réglementation en vigueur et habilite le Président à conférer lesdites sûretés ; elle peut déléguer au Conseil d'Administration la compétence et les pouvoirs nécessaires pour procéder à ces émissions d'obligations, en une ou plusieurs fois, dans le délai qu'elle détermine et pour en arrêter les modalités. Les garanties constituées postérieurement à l'émission des obligations sont conférées par le Président du Conseil d'Administration sur autorisation du Conseil d'Administration.

TITRE VI

Inventaire - Fonds de réserve - Répartition des bénéfices

Art. 20

Exercice social

L'exercice social commence le 1er janvier et finit le 31 décembre.

Art. 21
Inventaire, répartition des bénéfices

Les produits nets de la Société, constatés par l'inventaire annuel, déduction faite des frais généraux et autres charges de la Société y compris tous amortissements et provisions, constituent le bénéfice net.

Sur ce bénéfice, diminué, le cas échéant, des pertes antérieures, il est fait en premier lieu un prélèvement de 5% au moins pour constituer le fonds de réserve prescrit par la loi. Ce prélèvement cesse d'être obligatoire lorsque le fonds de réserve a atteint une somme égale au dixième du capital social ; il reprend son cours si la réserve vient à être entamée.
Le bénéfice distribuable est constitué par le bénéfice de l'exercice, diminué des pertes antérieures, ainsi que des sommes à porter en réserve en application de la loi, et augmenté du report bénéficiaire.

Sur ce bénéfice, il est prélevé la somme nécessaire pour payer aux actionnaires, à titre de premier dividende, 5% des sommes dont leurs actions sont libérées et non amorties et 5% des sommes provenant de primes sur actions émises en numéraire et figurant à un compte "primes d'émission" sans que, si les bénéfices d'une année ne permettent pas ce paiement, les actionnaires puissent le réclamer sur les bénéfices des années subséquentes.

Sur l'excédent disponible, l'Assemblée Générale peut affecter telle portion dudit bénéfice distribuable qu'elle avisera à la constitution de fonds de prévoyance et de réserves générales ou spéciales, sous quelque dénomination que ce soit ou même simplement comme report à nouveau.

Le solde constitue une masse qui est destinée à la répartition du second dividende et de la somme prévisionnellement nécessaire pour attribuer aux actions nominatives remplissant les conditions ci-après la majoration de 10%.

Depuis le 1er janvier 1996, les actions inscrites au 31 décembre de chaque année sous la forme nominative depuis au moins deux ans, et qui le restent jusqu'à la date de mise en paiement du dividende, donnent le droit à leurs titulaires de percevoir un dividende par action majoré de 10%, arrondi si nécessaire au centime inférieur, par rapport au dividende par action distribué au titre des autres actions, pour autant que le dividende par action avant majoration soit au moins égal au dividende par action avant majoration distribué l'année précédente ajusté pour tenir compte de la variation du nombre d'actions d'une année sur l'autre résultant d'une augmentation de capital par incorporation de primes, réserves ou bénéfices ou d'une division des actions.

Au cas où, à compter du 1er janvier 1996, le Conseil d'Administration, sur autorisation de l'Assemblée Générale, déciderait d'une augmentation de capital par incorporation de réserves, de bénéfices ou de primes, les actions inscrites sous la forme nominative depuis au moins deux ans à la date de début des opérations d'attribution donneront droit à leurs titulaires à une attribution d'actions majorée de 10% par rapport à celle effectuée au bénéfice des autres actions et selon les mêmes modalités.

Les actions nouvelles ainsi créées seront assimilées, pour le calcul des droits au dividende majoré et aux attributions majorées, aux actions anciennes dont elles sont issues.

Les majorations définies dans chacun des deux alinéas précédents pourront être modifiées ou supprimées par simple décision de l'Assemblée Générale Extraordinaire selon les modalités que celle-ci déterminera.

En application de la loi, le nombre de titres éligibles à ces majorations ne peut excéder, pour un même actionnaire, 0,5% du capital de la Société.

L'Assemblée Générale statuant sur les comptes de l'exercice a la faculté d'accorder à chaque actionnaire, pour tout ou partie du dividende mis en distribution ou des acomptes sur dividendes, une option entre le paiement du dividende ou des acomptes sur dividendes en numéraire ou en actions.

TITRE VII

Liquidation

Art. 22
Liquidation

A l'expiration de la Société ou en cas de dissolution anticipée, l'Assemblée Générale règle dans les conditions prévues par la loi le mode de liquidation. Elle nomme un ou plusieurs liquidateurs dont elle détermine les pouvoirs.

Les liquidateurs peuvent, en vertu d'une décision de l'Assemblée Générale, faire l'apport à une autre société ou la cession à une société ou à toute autre personne, de tout ou partie des biens, droits et obligations de la société dissoute.

L'Assemblée Générale régulièrement constituée conserve pendant la liquidation les mêmes attributions que durant le cours de la Société ; elle a notamment le pouvoir d'approuver les comptes de la liquidation et de donner quitus.

Après le règlement des engagements de la Société, le produit net de la liquidation est employé d'abord à l'amortissement complet des actions, le surplus est ensuite réparti également entre elles.

TITRE VIII

Contestations

Art. 23
Contestations

Toutes contestations qui peuvent s'élever pendant le cours de la Société ou de sa liquidation, soit entre les actionnaires et la Société, soit entre les actionnaires eux-mêmes, au sujet des affaires sociales, sont jugées conformément à la loi et sont soumises à la juridiction des tribunaux compétents.

A cet effet, en cas de contestations, tout actionnaire doit faire élection de domicile à Paris et toutes assignations et significations sont régulièrement données à ce domicile.

A défaut d'élection de domicile, les assignations et significations sont valablement faites au Parquet de M. le Procureur de la République près le Tribunal de Grande Instance de Paris.

EMISSIONS ET COTATIONS

VALEURS FRANÇAISES

ACTIONS ET PARTS

L'AIR LIQUIDE

Société Anonyme pour l'Etude et l'Exploitation des Procédés Georges Claude
fonctionnant sous le régime de la législation française
Statuts déposés chez Maître MOREAU et chez Maître Emmanuel DELOUIS,
notaires à Paris.
Siège social : 75, Quai d'Orsay, à Paris (7ème).
552 096 281 R.C.S. PARIS

Objet : la société a pour objet :

1° L'étude, l'exploitation, la vente des brevets ou inventions de MM. Georges et Eugène CLAUDE, relatifs à la liquéfaction des gaz, à la production industrielle du froid, de l'air liquide et de l'oxygène, à leurs applications ou utilisations ;

2° la production industrielle du froid, de l'air liquide, leurs applications ou utilisations, la production et la liquéfaction des gaz, notamment de l'oxygène, de l'azote, de l'hélium et de l'hydrogène, leurs applications ou utilisations sous toutes formes, à l'état pur, en mélanges et en combinaisons, sans distinction d'état ni de provenance, dans tous domaines d'applications de leurs propriétés physiques, thermodynamiques, chimiques, thermochimiques et biologiques et notamment dans les domaines de la propulsion, de la mer, de la santé, de l'agro-alimentaire et de la pollution ;

3° l'achat, la fabrication, la vente, l'utilisation de tous produits se rattachant directement ou indirectement à l'objet ci-dessus, ainsi que tous sous-produits résultant de leur fabrication ou de leur emploi, de toutes machines ou appareils servant à les utiliser ou à les appliquer et, plus particulièrement, l'achat, la fabrication, la vente, l'utilisation de tous produits, métaux ou alliages dérivant ou résultant d'une utilisation de l'oxygène, de l'azote et de l'hydrogène à l'état pur, mélangé ou combiné, notamment de tous produits oxygénés ou azotés ;

4° l'étude, l'acquisition, l'exploitation directe ou indirecte ou la vente de tous brevets, inventions ou procédés ayant trait aux mêmes objets ;

5° l'exploitation, par voie directe ou par voie de constitution de société, de tout ce qui se rattache, directement ou indirectement, au but de la société ou est susceptible de contribuer au développement de son industrie ;

6° la prestation de tous services ou la fourniture de tous produits susceptibles de développer sa clientèle dans le domaine de l'industrie ou de la santé.

La société peut demander ou acquérir toutes concessions, faire toutes constructions, acquérir ou prendre en location toutes carrières, mines et tous immeubles et reprendre toutes exploitations se rattachant à son objet, céder ces concessions, les affermer, fusionner ou s'allier avec d'autres sociétés par voie d'acquisition de titres ou droits sociaux, d'avances ou de telle manière qu'il appartiendra. Elle peut entreprendre ces opérations soit seule, soit en participation.

Enfin, plus généralement, elle peut faire toutes opérations industrielles, commerciales, immobilières, mobilières, financières, se rattachant directement ou indirectement aux objets ci-dessus spécifiés.

DUREE. — La société expirera le 18 février 2028, sauf les cas de dissolution anticipée ou de prorogation.

CAPITAL SOCIAL. — 1 429 185 769,00 euros divisé en 259 851 958 actions au nominal de 5,50 euros, entièrement libérées, toutes de même catégorie.

DROIT DES ACTIONS. — Conformément à l'article 8 des statuts, toute action donne droit en cours de société, comme en liquidation, au règlement de la même somme nette pour toute répartition ou tout remboursement.

AVANTAGES PARTICULIERS. — Néant

ASSEMBLEES GENERALES. — L'Assemblée Générale se compose de tous les actionnaires, quel que soit le nombre de leurs actions, pourvu qu'elles soient libérées des versements exigibles et ne soient pas privées du droit de vote.
Peuvent seuls participer aux assemblées :
a. Les propriétaires d'actions nominatives inscrites en compte trois jours au moins avant le jour fixé pour la réunion ;

b. Les propriétaires d'actions au porteur ayant, trois jours au moins avant la réunion, justifié de l'inscription en compte de leurs actions selon les modalités prévues par la réglementation en vigueur.
Les propriétaires d'actions nominatives ou au porteur devront en outre, dans le délai de trois jours avant la réunion, avoir déposé une formule de procuration ou de vote par correspondance ou le document unique en tenant lieu, ou si le Conseil d'Administration en a ainsi décidé, une demande de carte d'admission.
Toutefois, le Conseil d'Administration aura toujours, s'il le juge convenable, la faculté d'abréger les délais susvisés. Il aura aussi la faculté d'autoriser l'envoi par télétransmission à la société des formules de procuration et de vote par correspondance dans les conditions légales et réglementaires en vigueur.
Les Assemblées Générales ordinaires et extraordinaires, et le cas échéant les assemblées spéciales sont convoquées, se réunissent et délibèrent dans les conditions prévues par la loi et les présents statuts.
Les réunions auront lieu au siège social ou en tout autre lieu défini par l'auteur de la convocation, même en dehors du siège social ou du département du siège social.

Les Assemblées sont présidées par le Président du Conseil d'Administration ou, en son absence, par le Vice-président ou le plus âgé des Vice-présidents du Conseil d'Administration si un ou plusieurs Vice-présidents ont été nommés ou par un administrateur spécialement délégué à cet effet par le Conseil dans le cas contraire. En cas d'empêchement du ou des Vice-présidents lorsqu'il en a été nommé ou si le Conseil n'a pas délégué un administrateur, l'Assemblée élit elle-même son Président.
Sont scrutateurs de l'Assemblée Générale, les deux membres de ladite Assemblée disposant du plus grand nombre de voix et acceptant cette fonction.
Le bureau de l'Assemblée en désigne le secrétaire qui peut être choisi en dehors des actionnaires.
En cas de convocation par un commissaire aux comptes ou par un mandataire de justice, l'Assemblée est présidée par l'auteur de la convocation.
Sur décision du Conseil d'Administration publiée dans l'avis de réunion ou dans l'avis de convocation de recourir à de tels moyens de télécommunications, sont réputés présents pour le calcul du quorum et de la majorité les actionnaires qui participent à l'assemblée par visioconférence ou par des moyens de télécommunication permettant leur identification dans les conditions prévues par la réglementation en vigueur.

ANNEE SOCIALE. — Du 1er janvier au 31 décembre.

CLAUSES STATUTAIRES RESTREIGNANT LA LIBRE CESSION DES ACTIONS. — Néant

REPARTITION DES BENEFICES. — Les produits nets de la société constatés par l'inventaire annuel, déduction faite des frais généraux et autres charges de la société, y compris tous amortissements et provisions, constituent le bénéfice net.
Sur ce bénéfice diminué, le cas échéant, des pertes antérieures, il est fait, en premier lieu, un prélèvement de 5 % au moins pour constituer le fonds de réserve prescrit par la loi. Ce prélèvement cesse d'être obligatoire lorsque le fonds de réserve a atteint une somme égale au dixième du capital social ; il reprend son cours si la réserve vient d'être entamée.
Le bénéfice distribuable est constitué par le bénéfice net de l'exercice, diminué des pertes antérieures ainsi que des sommes à porter en réserve, en application de la loi, et augmenté du report bénéficiaire.
Sur ce bénéfice, il est prélevé la somme nécessaire pour payer aux actionnaires, à titre de premier dividende, 5 % des sommes dont leurs actions sont libérées et non amorties et 5 % des sommes provenant de primes sur actions émises en numéraire et figurant à un compte "primes d'émission" sans que, si les bénéfices d'une année ne permettent pas ce paiement, les actionnaires puissent le réclamer sur les bénéfices des années subséquentes.
Sur l'excédent disponible, l'Assemblée Générale peut affecter telle portion dudit bénéfice distribuable qu'elle avisera à la constitution de fonds de prévoyance et de réserves générales ou spéciales, sous quelque dénomination que ce soit ou même simplement comme report à nouveau.
Le solde constitue une masse qui est destinée à la répartition du second dividende et de la somme prévisionnellement nécessaire pour attribuer aux actions nominatives remplissant les conditions ci-après la majoration de 10 %.
Depuis le 1er janvier 1996, les actions inscrites au 31 décembre de chaque année sous la forme nominative depuis au moins deux ans, et qui le restent jusqu'à la date de mise en paiement du dividende, donnent le droit à leurs titulaires de percevoir un dividende par action majoré de 10 % arrondi si nécessaire au centime inférieur, par rapport au dividende par action distribué au titre des autres actions, pour autant que le dividende par action avant majoration soit au moins égal au dividende par action avant majoration distribué l'année précédente ajusté pour tenir compte de la variation du nombre d'actions d'une année sur l'autre résultant d'une augmentation de capital par incorporation de primes, réserves ou bénéfices ou d'une division des actions.
Au cas où, à compter du 1er janvier 1996, le Conseil d'Administration, sur autorisation de l'Assemblée Générale, déciderait d'une augmentation de capital par incorporation de réserves, de bénéfices ou de primes, les actions inscrites sous la forme nominative depuis au moins deux ans à la date de début des opérations d'attribution donneront droit à leurs titulaires à une attribution d'actions majorée de 10 % par rapport à celle effectuée au bénéfice des autres actions et selon les mêmes modalités.
Les actions nouvelles ainsi créées seront assimilées, pour le calcul des droits au dividende majoré et aux attributions majorées, aux actions anciennes dont elles sont issues.
Les majorations définies dans chacun des deux alinéas précédents pourront être modifiées ou supprimées par simple décision de l'Assemblée Générale Extraordinaire selon les modalités que celle-ci déterminera.
En application de la loi, le nombre de titres éligibles à ces majorations ne peut excéder, pour un même actionnaire, 0,5 % du capital de la Société.
L'Assemblée Générale statuant sur les comptes de l'exercice a la faculté d'accorder à chaque actionnaire, pour tout ou partie du dividende mis en distribution ou des acomptes sur dividendes, une option entre le paiement du dividende ou des acomptes sur dividendes en numéraire ou en actions.

LIQUIDATION. — A l'expiration de la société ou en cas de dissolution anticipée, l'Assemblée Générale règle, dans les conditions prévues par la loi, le mode de liquidation. Elle nomme un ou plusieurs liquidateurs dont elle détermine les pouvoirs.
Après le règlement des engagements de la société, le produit net de la liquidation est employé d'abord à l'amortissement complet des actions, le surplus est ensuite réparti également entre elles.

MONTANT DES OBLIGATIONS CONVERTIBLES EN ACTIONS ANTERIEUREMENT EMISES. — [Néant]

MONTANT NON AMORTI DES AUTRES OBLIGATIONS ANTERIEUREMENT EMISES. — [Néant]

MONTANT, LORS DE L'EMISSION, DES EMPRUNTS OBLIGATAIRES GARANTIS PAR LA SOCIETE. — L'encours consolidé des emprunts obligataires de la Société s'élève depuis avril 2008 à 1 .600 .000 .000 euros.

AVIS AUX ACTIONNAIRES

1°/ Constatation de l'augmentation de capital résultant de la levée d'options de souscription d'actions entre le 3 novembre 2007 et le 8 février 2008 :
Le Conseil d'Administration, dans sa séance du 14 février 2008, a constaté que, du 3 novembre 2007 au 8 février 2008, 197 065 actions de la société au nominal de 5,50 euros avaient été émises par suite de l'exercice d'options de souscription d'actions. A la suite de cette augmentation de capital, le nouveau capital de la société, s'élevait à 1 314 106 805 euros.

2°/ Réduction de capital par annulation d'actions
Le Conseil d'Administration, dans sa séance du 14 février 2008, a décidé de réduire le capital social, en faisant usage de l'autorisation donnée par la 8ème résolution de l'assemblée générale mixte du 9 mai 2007, d'un montant de 16 039 925 euros pour le ramener de 1 314 106 805 euros à 1 298 066 880 euros par annulation de 2 916 350 actions acquises en vertu de l'autorisation donnée par l'Assemblée Générale Mixte du 9 mai 2007.
La différence entre le prix d'achat des actions et la valeur nominale, égale à 256 293 966,41 euros sera imputée sur le compte « Prime d'émission » à hauteur de 10 396 057,21 euros et sur le compte report à nouveau pour un montant de 245 897 909,20 euros.
En conséquence, le capital de la société s'élève à 1.298 066 880 euros divisé en 236 012 160 actions au nominal de 5,50 euros entièrement libérées.

3°/ Constatation de l'augmentation de capital résultant de la levée d'options de souscription d'actions entre le 9 février 2008 et le 30 avril 2008
Le Conseil d'Administration, dans sa séance du 7 mai 2008, a constaté que, du 9 février au 30 avril 2008, 216 893 actions de la société au nominal de 5,50 euros avaient été émises par suite de l'exercice d'options de souscription d'actions. A la suite de cette augmentation de capital, le nouveau capital de la société, s'élevait à 1 299 259 791,50 euros.

4°/ Augmentation de capital avec attribution d'actions gratuites.
Au cours de sa séance du 7 mai 2008, le Conseil d'Administration, en vertu de l'autorisation conférée par l'Assemblée Générale Extraordinaire du 7 mai 2008, a décidé d'incorporer au capital une somme de 129 925 977,50 euros prélevée sur le poste « prime d'émission » pour un montant de 11 396 871,34 euros et sur le poste « report à nouveau» pour un montant de 118 529 106,16 euros.
La présente augmentation de capital par incorporation de réserves et primes est réalisée au moyen de la création de 23 622 905 actions avec jouissance du 1er janvier 2008. Elles seront, à partir du 19 mai 2008, date de détachement du dividende de l'exercice 2007, assimilées aux autres actions existantes. Elles sont soumises en conséquence à toutes les dispositions statutaires et donneront droit, notamment, au titre de l'exercice 2008, au même dividende que celui qui sera attribué en 2009 aux autres actions actuellement existantes.
Par suite de cette décision, le capital social se trouve porté à 1 429 185 769,00 euros divisé en 259 851 958 actions au nominal de 5,50 euros.
Les opérations d'attribution débuteront le 9 juin 2008. Les demandes seront reçues sans frais chez les établissements suivants : Banque Lazard et Frères, Banque Saint-Olive à Lyon, Crédit Mutuel – CIC, BNP Paribas Securities Services, Natexis Banques Populaires, Société Générale, CACEIS Corp. Trust, Gestitres.
Les opérations seront centralisées au siège social, 75, Quai d'Orsay, 75007 Paris.
Les actions nouvelles pourront revêtir, au choix des actionnaires, la forme nominative ou au porteur. Conformément aux dispositions de l'article 94-II de la loi de finances pour 1982 et du décret du 2 mai 1983, relatifs au régime des valeurs mobilières, les droits des titulaires seront représentés par une inscription en compte à leur nom chez l'émetteur ou chez l'intermédiaire habilité de leur choix, suivant le cas.
L'exercice du droit d'attribution sera réalisé, sur instructions des titulaires, par virement de droits en Euroclear France, dépositaire central.
Par ailleurs, en application des statuts, les actions inscrites en compte nominatif au 31 décembre 2005 et qui le resteront sans interruption jusqu'au 6 juin 2008 inclus, bénéficieront d'une attribution majorée de 10%.
Le nombre maximum d'actions susceptibles de bénéficier de cette attribution majorée, tel que connu à la date de la réunion du Conseil d'Administration, s'élevait à 59 104 452, ce qui entraînera la création d'un maximum de 591 044 actions nouvelles au titre de cette attribution majorée, montant qui se trouvera réduit pour tenir compte des ventes de titres bénéficiaires qui interviendront jusqu'au 6 juin 2008 inclus.
En application de l'autorisation qui a été donnée par l'Assemblée Générale Extraordinaire du 7 mai 2008, dans sa dix-huitième résolution, et réitérée comme indiqué ci-dessus, les droits formant rompus ne seront pas négociables. Les actions correspondantes seront vendues, et les sommes provenant de la vente seront allouées aux titulaires des droits, au prorata de ces derniers, au plus tard trente jours après l'inscription à leur compte du nombre entier d'actions nouvelles attribuées.

Bilan : Le Bilan au 31 décembre 2007, approuvé par l'Assemblée Générale Mixte du 7 mai 2008 est identique à celui publié avec l'ensemble des comptes annuels provisoires dans le *Bulletin des Annonces Légales Obligatoires* n° 52 du 30 avril 2008.

But de l'insertion : La présente insertion est faite en vue de :
— la création et la cotation des 23 622 905 actions nouvelles au nominal de 5,50 euros, correspondant à l'augmentation de capital avec attribution d'actions gratuites visée ci-dessus ;
— la création et la cotation éventuelle des 591 044 actions nouvelles au nominal de 5,50 euros, correspondant à l'attribution majorée visée ci-dessus.

Le Président-Directeur Général
Benoît POTIER

0807325

FILE NO. 82-5224

Petites affiches
397e année - N° 100
LA LOI
ARCHIVES COMMERCIALES
Le Quotidien Juridique
19 mai 2008
Édition quotidienne des Journaux Judiciaires Associés : Petites affiches • Le Quotidien Juridique • La Loi - Archives Commerciales de la France

ANNONCES JUDICIAIRES ET LÉGALES

OMMAIRE — 2e cahier

	PARIS	Hts-de-Seine	Seine-St-Denis	Val-de-Marne
djudications				
ociétés	25	40	45	47
vis aux actionnaires	36	43	46	—
vis financiers	—	—	—	—
ppositions	39	45	46	48
vis divers	—	—	—	48
nformations du Tribunal de commerce				—
'ableau des ventes de fonds de commerce				62

ÉPÔT DES ANNONCES

es annonces seront reçues du lundi au jeudi jusqu'à 17 heures pour publication le ndemain et le vendredi jusqu'à 17 heures pour publication le lundi.

e calendrier est seulement donné à titre indicatif. Nous nous réservons le droit de odifier cet usage en cas de besoin, notamment pour les jours fériés, au plus tard 24 heures vant l'échéance annoncée.

VIS IMPORTANT

ar arrêté de : 1° M le Préfet de Paris, du 17 décembre 2007, 2° M. le Préfet des auts-de-Seine, du 17 décembre 2007 ; 3° M. le Préfet de la Seine-Saint-Denis, du 3 décembre 2007 ; 4° M. le Préfet du Val-de-Marne du 17 décembre 2007.

es journaux LES PETITES-AFFICHES — LE QUOTIDIEN JURIDIQUE — LA LOI - ARCHIVES COMMERCIALES DE LA FRANCE

nt été désignés comme publicateurs officiels pour recevoir, en 2008, dans les épartements de Paris, des Hauts-de Seine, de la Seine-Saint-Denis et du Val-de-Marne, utes annonces judiciaires et légales en matière de procédure civile et de commerce, nsi que des actes de sociétés.

.B. — L'administration décline toute responsabilité quant à la teneur des annonces légales.

ARIF DES ANNONCES LÉGALES

5 : 4,98 € la ligne + T.V.A., 92 : 4,98 € la ligne + T.V.A.
3 : 4,98 € la ligne + T.V.A. et 94 : 4,92 € la ligne + T.V.A.

ésentation typographique fixée par les arrêtés préfectoraux

urfaces consacrées aux titres, sous-titres, filets, paragraphes, alinéas.

let : chaque annonce est séparée de la précédente et de la suivante par un filet 1/4 gras. espace blanc compris entre le filet et le début de l'annonce sera l'équivalent d'une ligne : corps 6 points Didot, soit 2,256 mm. Le même principe régira le blanc situé entre la rnière ligne de l'annonce et le filet séparatif. L'ensemble du sous-titre est séparé du re et du corps de l'annonce par des filets maigres centrés. Le blanc placé avant et après filet sera égal à une ligne de corps 6 points Didot, soit 2,256 mm.

itres : chacune des lignes constituant le titre principal de l'annonce sera composée en pitales (ou majuscules grasses) ; elle sera l'équivalent de deux lignes de corps 6 points idot, soit arrondi à 4,5 mm. Les blancs d'interlignes séparant les lignes de titres excéderont pas l'équivalent d'une ligne de corps 6 points Didot, soit 2,256 mm.

ous-titres : chacune des lignes constituant le sous-titre de l'annonce sera composée en s-de-casse (minuscules grasses) ; elle sera l'équivalent d'une ligne de corps 9 points idot, soit arrondi à 3,40 mm. Les blancs d'interlignes séparant les différentes lignes du us-titre seront équivalents à 4 points soit 1,50 mm.

aragraphes et alinéas : le blanc séparatif nécessaire afin de marquer le début d'un paragraphe u d'un alinéa sera l'équivalent d'une ligne de corps 6 points Didot, soit 2,256 mm.

es définitions typographiques ont été calculées pour une composition effectuée en rps 6 points Didot. Dans l'éventualité où l'éditeur retiendrait un corps supérieur, il nviendrait de respecter le rapport entre les blancs et le corps choisi.

PARIS - PARIS - PARIS - PARIS -

SOCIÉTÉS

CONSTITUTIONS

407169 - La Loi

Aux termes d'un acte sous seing privé en date du 15 mai 2008, il a été créé une société représentant les caractéristiques suivantes :

Forme : société par actions simplifiée.

Dénomination sociale :

TIMAR INTERNATIONAL

Durée : 99 ans.

Siège social : 2, rue de Villersexel - 55, rue de l'Université - 75007 PARIS.

Capital social : 600.000 €.

Objet : La société a pour objet en France et dans le monde entier : la prise de participations par voie de création de sociétés nouvelles, d'apports, de souscription, d'achat de titres ou droits sociaux dans des sociétés ayant pour objet principal le transport et les activités connexes,

Président : Jean PUECH, demeurant 15, rue Ksar Seghir 20200 Casablanca.

Directeur général : Pierre-Olivier HEUZARD, demeurant 9, rue Descartes à CHOLET (49300).

Commissaire aux comptes titulaire : Florence BALIN, demeurant 2, rue de Villersexel - 75007 PARIS.

Commissaire aux comptes suppléant : Jean-Claude ARMAND, demeurant 12, rue de la Grange Batelière, 75009 PARIS.

Admission aux assemblées et droit de vote : Les assemblées sont convoquées par le président par tous moyens 15 jours avant la date de réunion. L'assemblée ne délibère valablement que si plus de la moitié des actionnaires sont présents ou représentés. Chaque action donne droit à une voix. Le droit de vote attaché aux actions est proportionnel au capital qu'elles représentent.

Agrément : Les cessions d'actions sont soumises à l'agrément du président.

Immatriculation : R.C.S. de PARIS.

Pour avis,
Le président.

018511 - Petites-Affiches

Aux termes d'un acte sous seing privé en date du 3 avril 2008, il a été constitué une société présentant les caractéristiques suivantes :

Dénomination sociale :

EPISODE CLOTHING

Siège social : 16, rue Tiquetonne, 75002 PARIS.

Forme : Société à Responsabilité Limitée.

Capital social : 50.000 Euros.

Objet :

— Le commerce de détail d'habillement en magasins spécialisés.

— Le développement, l'achat, la commercialisation, la distribution et la vente de marchandises d'habillement et de produits liés ;

— La prise de participation par voie d'apport, d'achat, de souscription ou autrement dans toute société civile ou commerciale ;

— L'immatriculation ou l'acquisition d'autres sociétés ;

— Toutes prestations de services au profit des entreprises de son groupe en matière de gestion, notamment dans les domaines administratif, financier, informatique, commercial ;

— L'exploitation de tous brevets et marques, notamment sous forme de licence ;

— La possession et l'exploitation d'autres actifs et marchandises ;

Durée : 99 ans à compter de son immatriculation au Registre du Commerce et des sociétés.

Gérant : M. Bernardus Frederik TINGEN, né le 25 octobre 1961 à Amsterdam, demeurant Kerkbuurt 20, 1608 EM Wijdenes, Pays-Bas.

Immatriculation : La société sera immatriculée au Registre du Commerce et des Sociétés de Paris.

018635 - Petites-Affiches

RECTIFICATIF à l'annonce n° 018217 parue dans les P.A. du 15/05/08, il convient de lire : **Dénomination : LES EDITIONS DE PORT GALLAND SARL** et non ANDES MAGAZINE comme indiqué par erreur.

Le reste sans changement.

EDITION QUOTIDIENNE DES JOURNAUX JUDICIAIRES ASSOCIÉS

Petites affiches
www.petites-affiches.com
2, rue Montesquieu - 75041 Paris Cedex 01
Tél. : 01 42 61 56 14 - Fax : 01 47 03 92 02

Le Quotidien Juridique
www.le-quotidien-juridique.com
12, rue de la Chaussée d'Antin - 75009 Paris
Tél. : 01 49 49 06 49 - Fax : 01 49 49 06 50

LA LOI
www.laloi.com
33, rue des Jeûneurs - 75002 Paris
Tél. : 01 42 34 52 34 - Fax : 01 46 34 19 70

JOURNAL AGRÉÉ POUR PUBLIER LES ANNONCES LÉGALES DANS LES DÉPARTEMENTS DE PARIS, HAUTS-DE-SEINE, SEINE-SAINT-DENIS, VAL-DE-MARNE

018495 - Petites-Affiches

AMELOT ROISSY HÔTEL [A.R.H.]

Société en nom collectif
au capital de 250.000 €
Siège social :
92, rue de Vaugirard
75006 PARIS
381 505 411 R.C.S. Paris

L'Assemblée Générale des Associés du 14 avril 2008 :

— a décidé et constaté la réalisation d'une augmentation de capital de 15.501.750 € par émission de 62.007 parts sociales nouvelles de 250 € de nominal chacune, pour le porter de 250.000 € à 15.751.750 € ;

— a décidé et constaté la réalisation d'une réduction de capital de 15.501.750 € par annulation de 62.007 parts sociales nouvelles de 250 € de nominal chacune, pour le porter de 15.751.750 € à 250.000 €, afin d'apurer à hauteur de ce montant le report à nouveau débiteur ;

— a constaté que le capital social s'élève désormais à 250.000 €, composé de 1.000 parts sociales de 250 € de nominal chacune ;

— a autorisé le GROUPEMENT EUROPEEN DE L'IMMOBILIER (GEI), n° R.C.S. Paris 328 680 087, à céder 998 parts sociales au profit de la SOCIETE D'EXPLOITATION DE L'HÔTEL DU PARC DE BOUGIVAL (SEHPB), SAS au capital de 750.000 €, ayant son siège social 10-12, rue Yvan Tourgueneff, 78380 BOUGIVAL, n° R.C.S. Versailles 310 728 563 ;

— a pris acte de la démission de GEI de son mandat de Gérant et a décidé de nommer en remplacement la SEHPB, représentée par Monsieur Alain LE VÉEL domicilié 46, rue Saint-André des Arts, 75006 PARIS ;

— a autorisé GEI à céder 1 part sociale au profit de la société HÔTELIERE DE LA VILLETTE, SAS au capital de 150.000 €, ayant son siège social 184, rue de la Pompe, 75116 PARIS, n° R.C.S. Paris 479 469 405, nouvel associé ;

— a décidé de modifier en conséquence les articles 6 et 12 des statuts.

Mention sera faite au Greffe du Tribunal de Commerce de Paris.

Pour insertion,
L'Associé Gérant.

407052 - La Loi

ALTAPAR

Société par actions simplifiée
au capital de 474.026.660 €
Siège social :
108, rue de Richelieu
75002 PARIS
484 646 039 R.C.S. Paris

Aux termes du procès-verbal de l'Assemblée Générale Mixte du 17 mars 2008, les associés ont décidé de ratifier la cooptation en qualité d'administrateur :

— la Société Agricole du Petit Mas SAPM, SAS, Route de Maussane - Lieudit " Le Petit Mas " - 13990 Fontvieille, 333 256 063 R.C.S. Arles, représentée par M. Matthieu TARAVELLA, demeurant 108, rue de Richelieu - 75002 Paris, en remplacement de la société ALTOR,

— J.N. HOLDING, SASU, 108, rue de Richelieu - 75002 Paris, 501 602 841 R.C.S. Paris, représentée par M. Eric DUMAS, demeurant 108, rue de Richelieu - 75002 Paris, en remplacement de la société JN INVESTISSEMENTS,

— ALTA PATRIMOINE, SAS, 108, rue de Richelieu - 75002 Paris, 501 029 706 R.C.S. Paris, représentée par M. Philippe MAURO, demeurant 108, rue de Richelieu - 75002 Paris, en remplacement de la société ALTAFI.

L'inscription modificative sera portée au R.C.S. de Paris.

018639 - Petites-Affiches

L'AIR LIQUIDE

Société anonyme
pour l'étude et l'exploitation
des procédés Georges Claude
au capital de 1.298.066.880 €
porté à 1.429.185.769 €
Siège social :
75, quai d'Orsay
75007 PARIS
552 096 281 R.C.S. Paris

AUGMENTATION DE CAPITAL RESULTANT DE LA LEVEE D'OPTIONS ET AUGMENTATION DE CAPITAL PAR INCORPORATION DE PRIMES ET ATTRIBUTION D'ACTIONS GRATUITES

1°/ Augmentation du capital résultant de la levée d'options :

Le Conseil d'Administration, dans sa séance du 7 mai 2008, a constaté que, du 9 février 2008 au 30 avril 2008, 216.893 actions de la société au nominal de 5,50 euros avaient été émises par suite de l'exercice d'options de souscription d'actions. A la suite de cette augmentation de capital, le nouveau capital de la société, s'élevait à 1.299.259.791,50 euros.

2°/ Augmentation de capital par incorporation de primes et attribution d'actions gratuites :

Le Conseil d'Administration, dans sa séance du 7 mai 2008, a décidé d'augmenter le capital social, en faisant usage de l'autorisation donnée par la 18ème résolution de l'assemblée générale mixte du 7 mai 2008, d'un montant de 129.925.977,50 euros prélevé sur le poste " prime d'émission " pour un montant de 11.396.871,34 euros et sur le poste " report à nouveau " pour un montant de 118.529.106,16 euros, au moyen de la création de 23.622.905 actions nouvelles au nominal de 5,50 euros attribuées gratuitement aux actionnaires à raison d'une action nouvelle pour dix actions anciennes.

En conséquence, le nouveau capital de la société s'élève à 1.429.185.769 euros divisé en 259.851.958 actions au nominal de 5,50 euros entièrement libérées.

018602 - Petites-Affiches

AD PLAY

Société anonyme
au capital de 757.175 €
Siège social :
18, quai du Point-du-Jour
92100 BOULOGNE-BILLANCOURT
431 825 918 R.C.S. Nanterre

Réunis en AGO le 07/05/08, les actionnaires ont nommé administrateurs :

— M. Eric MUNZ, demeurant 8, place de Breteuil 75015 Paris ;

— M. Manuel MUNZ, demeurant 11, rue Cognacq Jay 75007 Paris ;

— M. Thierry JABES, demeurant 7, avenue du Parc Saint James, 92200 Neuilly-sur-Seine.

Réunis en CA le 07/05/08, les administrateurs ont :

— pris acte de la démission de M. Charles MORANE de ses fonctions d'administrateur, de Président du CA et de Directeur Général ;

— nommé M. Eric MUNZ, Président du CA ;

— opté pour le cumul des fonctions de Président du CA et de Directeur Général, M. Eric MUNZ assumera la direction générale ;

— **transféré le siège social au 15, avenue de la Grande Armée, 75116 PARIS**, à compter de ce jour, et modifié l'article 4 des statuts ;

— pris acte de la démission d'administrateurs de M. Andrea GARDELLA et de M. David LANGLOIS ;

La société sera radiée du R.C.S. de Nanterre et immatriculée au R.C.S. de Paris.

407147 - La Loi

AURINVEST PARTENAIRES

Société par actions simplifiée
au capital de 37.000 €
Siège social :
11 bis, rue Portalis
75008 PARIS
453 209 892 R.C.S. Paris

Aux termes du procès-verbal en date du 31 mars 2008, l'Assemblée Générale Extraordinaire a décidé de nommer, en qualité de Président, Monsieur Michel Demont, demeurant 56, sente du Nord, 92310 Sèvres, à compter de ce jour, en remplacement de la société Aurinvest SAS.

L'inscription modificative sera portée au R.C.S. tenu par le greffe du Tribunal de commerce de Paris.

Le Président.

400200 - Archives Commerciales

MARINVEST

Société anonyme à directoire
et conseil de surveillance
au capital de 1.600.000 €
Siège social :
15, rue Margueritte
75017 PARIS
391 262 219 R.C.S. Paris

Aux termes de l'assemblée générale ordinaire réunie extraordinairement du 28 décembre 2007 il a été décidé de prendre acte de la démission de Monsieur Jérôme MORAT de ses fonctions de 2ème cocommissaire aux comptes titulaire et de la démission de Monsieur Lucien RIVOLIER de ses fonctions de 2ème cocommissaire aux comptes suppléant à compter de ce jour et de ne pas procéder à leurs remplacements.

407145 - La Loi

BRUXYS

Société par actions simplifiée
au capital de 38.113 €
Siège social :
2, rue de Bassano
75116 PARIS
380 852 574 R.C.S. Paris

Par décisions en date du 30/04/2008, l'associé unique a pris acte de la démission de Mademoiselle Carine MOUCHEL et a nommé en qualité de nouveau Président, Monsieur Nicolas BOUCHERON, domicilié 56, rue de Sèvres - 92100 BOULOGNE-BILLANCOURT, pour une durée indéterminée.

Mention en sera portée au R.C.S. de PARIS.

407167 - La Loi

CDC NUMERIQUE

Société anonyme à directoire
et conseil de surveillance
au capital de 6.000.000 €
Siège social :
72, avenue Pierre-Mendès-France
75013 PARIS
478 748 338 R.C.S. Paris

Suivant procès-verbal du 3 Avril 2008, le Conseil de Surveillance a décidé de nommer en qualité de Membre du Directoire Madame Karen LE CHENADEC, demeurant 15, avenue Savornin, 94240 L'HAY-LES-ROSES.

Le dépôt légal sera effectué au Greffe du Tribunal de Commerce de PARIS.

802510 - Petites-Affiches

OOTOUCH

Société à responsabilité limitée
au capital de 1.110 €
Siège social :
176, avenue Charles-de-Gaulle
92200 NEUILLY-SUR-SEINE
500 752 100 R.C.S. Nanterre

Suivant procès-verbal en date du 5 mai 2008, l'assemblée générale extraordinaire a nommé en qualité de cogérants à compter du 5 mai 2008, M. NZOGNOU FOPA Yves Alain, demeurant 06, rue Marcellin Berthelot, 67380 LINGOLSHEIM et M. AYANGMA BOYOMO Rodrigue, demeurant 01, rue de l'Esturgeon, 67000 STRASBOURG.

La Gérance.

900493 - Le Quotidien Juridique

SCM DU 24 RUE DE PRONY

Société civile
au capital de 1.524,49 €
Siège social :
24, rue de Prony
75809 PARIS CEDEX 17
402 118 939 R.C.S. Paris

Suivant procès-verbal en date du 31 mars 2008, l'assemblée générale a nommé en qualité de gérants M. Grégoire LAFARGE demeurant 133, rue Saint-Dominique, 75007 PARIS en remplacement de M. Frédéric SICARD et M. Yves Marie RAVET demeurant 24, Villa Lourcine, 75014 PARIS en remplacement de M. Emmanuel BONITEAU.

La gérance.

305457 - Le Quotidien Juridique

EURL DE MR LIU LA CUISINE DE CHEZ MOI

Société à responsabilité limitée
au capital de 2.000 €
Siège social :
14, rue Richer
75009 PARIS
499 286 037 R.C.S. Paris

Suivant procès-verbal en date du 30 avril 2008, l'associé unique a nommé en qualité de gérant à compter du 1er mai 2008, M. Zhijie LIU, demeurant 75, Rue des Archives, 75003 PARIS, en remplacement de Mme Phetsamone MORGEAT NANG.

La gérance.

018488 - Petites-Affiches

FINANCIERE UN JOUR AILLEURS

Société anonyme à directoire
et conseil de surveillance
au capital de 37.535.477 €
Siège social :
10, rue Halévy
75009 PARIS
331 349 100 R.C.S. Paris

Aux termes de l'AGO du 25.10.2007, les actionnaires ont pris acte de la démission du Cabinet DELOITTE & Associés de ses fonctions de Commissaire aux Comptes titulaire, et du Cabinet BEAS de ses fonctions de Commissaire aux Comptes suppléant.

FILE NO. 82-5224

Petites affiches
397e année - N° 117
LA LOI
Archives Commerciales
Le Quotidien Juridique
11 juin 2008
Édition quotidienne des Journaux Judiciaires Associés : Petites affiches • Le Quotidien Juridique • La Loi - Archives Commerciales de la France

ANNONCES JUDICIAIRES ET LÉGALES

OMMAIRE 2e cahier

ÉPÔT DES ANNONCES

es annonces seront reçues du lundi au jeudi jusqu'à 17 heures pour publication le ndemain et le vendredi jusqu'à 17 heures pour publication le lundi.

e calendrier est seulement donné à titre indicatif. Nous nous réservons le droit de odifier cet usage en cas de besoin, notamment pour les jours fériés, au plus tard 24 heures vant l'échéance annoncée.

VIS IMPORTANT

ar arrêté de : 1° M le Préfet de Paris, du 17 décembre 2007, 2° M. le Préfet des lauts-de-Seine, du 17 décembre 2007 ; 3° M. le Préfet de la Seine-Saint-Denis, du 8 décembre 2007 ; 4° M. le Préfet du Val-de-Marne du 17 décembre 2007.

es journaux LES PETITES-AFFICHES — LE QUOTIDIEN JURIDIQUE — LA LOI - ARCHIVES COMMERCIALES DE LA FRANCE

nt été désignés comme publicateurs officiels pour recevoir, en 2008, dans les épartements de Paris, des Hauts-de Seine, de la Seine-Saint-Denis et du Val-de-Marne, outes annonces judiciaires et légales en matière de procédure civile et de commerce, insi que des actes de sociétés.

I.B. — L'administration décline toute responsabilité quant à la teneur des annonces légales.

ARIF DES ANNONCES LÉGALES

5 : 4,98 € la ligne + T.V.A., 92 : 4,98 € la ligne + T.V.A.

3 : 4,98 € la ligne + T.V.A. et 94 : 4,92 € la ligne + T.V.A.

résentation typographique fixée par les arrêtés préfectoraux

urfaces consacrées aux titres, sous-titres, filets, paragraphes, alinéas.

ilet : chaque annonce est séparée de la précédente et de la suivante par un filet 1/4 gras. 'espace blanc compris entre le filet et le début de l'annonce sera l'équivalent d'une ligne e corps 6 points Didot, soit 2,256 mm. Le même principe régira le blanc situé entre la ernière ligne de l'annonce et le filet séparatif. L'ensemble du sous-titre est séparé du tre et du corps de l'annonce par des filets maigres centrés. Le blanc placé avant et après : filet sera égal à une ligne de corps 6 points Didot, soit 2,256 mm.

itres : chacune des lignes constituant le titre principal de l'annonce sera composée en apitales (ou majuscules grasses) ; elle sera l'équivalent de deux lignes de corps 6 points Didot, soit arrondi à 4,5 mm. Les blancs d'interlignes séparant les lignes de titres 'excéderont pas l'équivalent d'une ligne de corps 6 points Didot, soit 2,256 mm.

ous-titres : chacune des lignes constituant le sous-titre de l'annonce sera composée en as-de-casse (minuscules grasses) ; elle sera l'équivalent d'une ligne de corps 9 points Didot, soit arrondi à 3,40 mm. Les blancs d'interlignes séparant les différentes lignes du ous-titre seront équivalents à 4 points soit 1,50 mm.

aragraphes et alinéas : le blanc séparatif nécessaire afin de marquer le début d'un paragraphe u d'un alinéa sera l'équivalent d'une ligne de corps 6 points Didot, soit 2,256 mm.

es définitions typographiques ont été calculées pour une composition effectuée en orps 6 points Didot. Dans l'éventualité où l'éditeur retiendrait un corps supérieur, il onviendrait de respecter le rapport entre les blancs et le corps choisi.

PARIS - PARIS - PARIS - PARIS -

SOCIÉTÉS

CONSTITUTIONS

406685 - La Loi

Par acte SSP en date du 9 juin 2008 à Paris, il a été constitué une société présentant les caractéristiques suivantes :

Forme : Société civile.

Capital social : 1.000 €, divisé en 100 parts de 10 € chacune.

Dénomination sociale :

MSLB

Siège social : 94, avenue Henri-Martin, 75116 PARIS.

Apport en numéraire : 1.000 €.

Objet : Propriété et gestion d'un portefeuille de valeurs mobilières par voie d'achat, de vente, d'échange, d'apport, de souscription de parts, d'actions, d'obligations et de tous titres en général, directement ou dans le cadre d'un mandat de gestion consenti à un prestataire de service, à l'exclusion de ceux entraînant pour leur titulaire de la qualité de commerçant, de toutes opérations de découvert, emprunts ou opérations assimilées ; acquisition, mise en valeur, administration et exploitation par bail ou autrement de tous immeubles bâtis ou non bâtis dont elle pourra devenir propriétaire par voie d'accession, acquisition, échange, apport ou autrement, la mise à disposition gratuite d'immeubles au profit de ses associés ; la propriété, l'administration et la gestion de tous immeubles ou droits immobiliers et exceptionnellement l'aliénation de ceux de ses immeubles devenus inutiles à la Société au moyen de vente, échange ou apport en Société.

Durée : 99 années à compter de l'immatriculation au R.C.S.

Gérance : M. Laurent GHOUZI, demeurant 94, avenue Henri-Martin, 75116 PARIS, est nommé pour une durée indéterminée.

Les parts sociales sont librement cessibles entre associés.

Immatriculation : au R.C.S. de Paris.

022446 - Petites-Affiches

Aux termes d'un acte sous seing privé en date du 5 juin 2008, il a été constitué une société présentant les caractéristiques suivantes :

Forme : société en nom collectif.

Dénomination :

TENESOL LOCATION 10

Siège social : PARIS (13ème arrondissement), 88, avenue de France.

Objet : L'acquisition, l'exploitation commerciale, directe ou indirecte, la location directe ou indirecte, la mise à disposition, la maintenance, la vente de tous matériels, biens mobiliers et immobiliers, la location de tous types de véhicules, de navires ou d'aéronefs et de toute prestation de service en rapport avec les activités de la société (à cet effet, la société pourra se faire consentir toutes concessions, sous concessions, délégations ou autorisations d'occupation, passer tous marchés nécessaires directement ou indirectement, contracter tous emprunts et généralement entreprendre toutes actions nécessaires à la réalisation de son objet).

Durée : 99 ans à compter de son immatriculation au registre du commerce et des sociétés.

Capital : 1.000 euros.

Associées :

— la société INGEPARTICIPATION 1, associée, société à responsabilité limitée au capital de 10.000 euros, dont le siège est 88, avenue de France, 75013 PARIS, immatriculée au registre du commerce et des sociétés de PARIS sous le numéro 477 915 649,

— la société INGEPARTICIPATION 2, associée, société à responsabilité limitée au capital de 10.000 euros, dont le siège est 88, avenue de France, 75013 PARIS, immatriculée au registre du commerce et des sociétés de PARIS sous le numéro 477 915 979.

Gérance :

— la société INGEPAR, gérante non associée, société anonyme au capital de 75.000 euros, dont le siège est 88, avenue de France, 75013 PARIS, immatriculée au registre du commerce et des sociétés de PARIS sous le numéro 414 877 829.

Immatriculation : au registre du commerce et des sociétés de Paris.

Pour avis,
le représentant légal.

FILE NO. 82-5224

ÉDITION QUOTIDIENNE DES JOURNAUX JUDICIAIRES ASSOCIÉS

Petites affiches
www.petites-affiches.com
2, rue Montesquieu - 75041 Paris Cedex 01
Tél. : 01 42 61 56 14 - Fax : 01 47 03 92 02

Le Quotidien Juridique
www.le-quotidien-juridique.com
12, rue de la Chaussée d'Antin - 75009 Paris
Tél. : 01 49 49 06 49 - Fax : 01 49 49 06 50


LA LOI
www.laloi.com
33, rue des Jeûneurs - 75002 Paris
Tél. : 01 42 34 52 34 - Fax : 01 46 34 19 70

JOURNAL AGRÉÉ POUR PUBLIER LES ANNONCES LÉGALES DANS LES DÉPARTEMENTS DE PARIS, HAUTS-DE-SEINE, SEINE-SAINT-DENIS, VAL-DE-MARNE

022263 - Petites-Affiches

…uivant acte sous seing privé en date 20 mai 2008, il a été constitué une …ciété présentant les caractéristiques …vantes :

…énomination :

SCI GUILLEMIN-NETTER

…orme : Société Civile.

…iège social : 18/20, rue Rampal, …019 PARIS.

…apital social : 300 €.

…bjet social : En France ou à l'étran…r : acquisition, construction, propriété, …stion, administration, exploitation par …l, location, mise à disposition ou …trement, de tous immeubles ou biens …droits immobiliers.

…urée : 99 ans.

…érance :

…me Agnès GUILLEMIN ép. NETTER …meurant 31, rue du Moulin Vert, 75014 …ris.

…ession de parts : les cessions de …rts sont librement cessibles entre …sociés ; elles ne peuvent être cédées à …s tiers étrangers à la société qu'après …rément du cessionnaire proposé par …associés.

La société sera immatriculée au R.C.S. de Paris.

022220 - Petites-Affiches

…uivant acte sous seing privé en date 20 mai 2008 à Paris, il a été constitué …e société présentant les caractéristi…es suivantes :

…orme : Société à Responsabilité Limi…e.

…énomination :

DSA COIFFURE

…iège social : 73, Place du Docteur …lix Lobligeois, 75017 PARIS.

…apital : 1.500 Euros.

…urée : 99 ans à compter de son …matriculation au R.C.S.

…bjet : La coiffure, l'esthétique et la …nte de tous produits cosmétiques.

…érants :

…elle MARIA EULALIA DE SOUSA …AUJO demeurant 91, rue Truffaut, …017 Paris.

…érant technique :

…. Michel VASIC demeurant 37-41, rue Romainville, 93260 LES LILAS.

La société sera immatriculée au R.C.S. de Paris.

Pour extrait.

022405 - Petites-Affiches

…uivant acte sous seing privé en date 30 Mai 2008 à Paris,

…l a été constitué une société présen…t les caractéristiques suivantes :

…orme : Société à Responsabilité Limi…e.

…énomination :

A.C.D.C. Médical

…iège social : 169, Boulevard Hauss…nn, 75008 PARIS.

…apital : 13.500 Euros.

…urée : 99 ans à compter de son …matriculation au R.C.S.

…bjet : En France et dans tous les …ys : La formation, l'information, la …cherche dans le domaine médical, l'or…nisation ou le patronage de réunions, …nférences, congrès et de tout évène…ntiel dans le domaine médical...

…érant : M. Christian JAMIN demeu…t 52, rue de la Ronce, 92410 VILLE-…AVRAY.

La société sera immatriculée au R.C.S. de PARIS.

Pour extrait.

TRANSFORMATIONS

022258 - Petites-Affiches

QUESTEL

Société anonyme à directoire et conseil de surveillance au capital de 417.814 €
Siège social :
4, rue des Colonnes
75002 PARIS
329 326 896 R.C.S. Paris

Aux termes de l'Assemblée Générale Extraordinaire en date du 4 mars 2008, il a été décidé :

— de transformer la Société en société par actions simplifiée à compter du même jour, sans création d'une personne morale nouvelle,

— d'adopter le texte des statuts qui régiront désormais la Société,

— de nommer en qualité de président de la Société QUESTEL DEVELOPPEMENT SAS, société par actions simplifiée au capital de 9.171.640 €, dont le siège social est situé au 4, rue des Colonnes - 75002 PARIS, identifiée sous le numéro 500 895 354 R.C.S. PARIS, représentée par Monsieur Charles-Henri BESSON, demeurant 25, avenue Schoelcher - 78360 MONTESSON,

— de maintenir dans leurs fonctions ERNST & YOUNG AUDIT, commissaire aux comptes titulaire, et CREA, commissaire aux comptes suppléant.

Dépôt légal au R.C.S. de Paris.

MODIFICATIONS

306675 - Le Quotidien Juridique

BANQUE FEDERALE DES BANQUES POPULAIRES

Société anonyme
au capital de 1.305.815.555 €
Siège social :
5, rue Leblanc
75015 PARIS
552 028 839 R.C.S. Paris

L'assemblée générale Mixte en date du 15 Mai 2008 a décidé de nommer :

— en qualité de Commissaires aux comptes titulaires :

La société PRICEWATERHOUSECOOPERS AUDIT - SA - 63, rue de Villiers 92200 NEUILLY/SEINE 672 006 483 R.C.S. NANTERRE en remplacement de la société CONSTANTIN & ASSOCIES.

La société KPMG SA - 3, cours du Triangle Immeuble Le Palatin 92939 PARIS-LA DEFENSE - 775 726 417 R.C.S. NANTERRE en remplacement du Cabinet SALUSTRO REYDEL.

— en qualité de Commissaires aux comptes suppléants :

Mr Etienne BORIS - 63 av de Villiers 92208 NEUILLY/SEINE en remplacement de Mr Jean-Claude SAUCE.

Mr Malcolm Mc LARTY - 1, cours Valmy 92923 PARIS-LA DEFENSE en remplacement de Mr François CHEVREUX.

Aux termes de la délibération du Conseil d'Administration en date du 15 Mai 2008, Mr Thierry CAHN demeurant 49, route de Rouffach 68000 COLMAR a été coopté en qualité d'administrateur en remplacement de Mr Jean-Louis TOURRET, démissionnaire, et ce pour la durée restant à courir du mandat de son prédécesseur.

Mention en sera faite au Registre du Commerce et des Sociétés de PARIS.

022441 - Petites-Affiches

ALUINVEST

Société par actions simplifiée
au capital de 37.000 €
Siège social :
1, rue Vernier
75017 PARIS
503 000 077 R.C.S. Paris

L'Associé Unique en date du 15 mai 2008 a :

— décidé d'augmenter le capital social de la société de :

- 6.303.000 € par augmentations de capital en numéraire (émissions d'actions d'ordinaire) ;

- 349.999 € par augmentations de capital en numéraire (émissions d'actions à bons de souscriptions d'actions) ;

- 892.855 € par augmentation de capital en nature suite à l'apport à la Société de 242.720 actions de la société Financière Gault et Frémont par Messieurs Joël CORDIER, Marc GOUZIEN et Sylvain DESBORDES pour une valeur totale de 1.000.006,40 € (émission de 892.855 actions à bons de souscription d'actions en rémunération dudit apport) ;

- 641.071 € par augmentation de capital en nature suite à l'apport à la Société de 1.402 parts sociales de la société BR Holding par Monsieur Rémi BOITIER pour une valeur totale de 718.435,62 € (émission de 641.071 actions à bons de souscription d'actions en rémunération dudit apport) ; pour le porter de 37.000 € à 7.223.925 €.

— pris acte de la démission de Monsieur Olivier MILLET de ses fonctions de Président.

— décidé de modifier la dénomination sociale de la société qui devient :

Gault Invest

Les statuts de la société ont été modifiés.

Le Conseil de Surveillance du 15 mai 2008 a nommé Monsieur Joël CORDIER demeurant 5, rue Budé 75004 PARIS en qualité de Président et Monsieur Rémi BOITIER demeurant 141, quai Paul Bert 37000 TOURS en qualité de Directeur Général.

Le dépôt prescrit par la loi sera effectué au R.C.S. de PARIS.

022448 - Petites-Affiches

PUPA FRANCE

Société à responsabilité limitée
au capital de 150.000 €
Siège social :
4, rue Greffulhe
75008 PARIS
383 627 783 R.C.S. Paris

Par une délibération en date du 24 avril 2008, l'Assemblée Générale Ordinaire et Extraordinaire a décidé :

1/ statuant en application de l'article L. 223-42 du Code de commerce, qu'il n'y avait pas lieu à dissolution de la Société.

2/ d'augmenter le capital par apport en numéraire de 190.500 Euros pour le porter à 340.500 Euros par l'émission au pair de 365.125 parts nouvelles. Elle a ensuite constaté la souscription et la libération des parts par compensation avec des créances liquides et exigibles sur la Société. Elle a constaté en conséquence la réalisation définitive de l'augmentation de capital.

3/ de réduire le capital social de 190.500 Euros, pour le ramener de 340.500 Euros à 150.000 Euros, à la suite de pertes, par voie de réduction de la valeur nominale des parts, qui passerait de 0,52 à 0,23 Euro.

4/ de supprimer dans les statuts la mention de la valeur nominale des parts sociales.

Les articles 6 (apports) et 7 (capital social) ont été modifiés en conséquence.

La Gérance.

022453 - Petites-Affiches

L'AIR LIQUIDE

Société anonyme
pour l'Etude et l'Exploitation
des Procédés Georges Claude
au capital de 1.429.185.769 €
porté à 1.432.774.139,50 €
Siège social :
75, quai d'Orsay
75007 PARIS
552 096 281 R.C.S. Paris

AUGMENTATION DE CAPITAL RESULTANT DE LA LEVEE D'OPTIONS ET Augmentation de capital par incorporation de primes et attribution d'actions gratuites y compris attribution majorée

1°) Augmentation du capital résultant de la levée d'options :

Le Président-Directeur Général, par délégation du Conseil d'Administration donnée en sa séance du 7 mai 2008, a constaté que, du 2 mai 2008 au 6 juin 2008, 57.450 actions de la société au nominal de 5,50 euros avaient été émises par suite de l'exercice d'options de souscription d'actions. Ces dernières, bénéficiant de l'attribution d'une action gratuite pour 10, il a également constaté la création de 5.745 actions nouvelles au nominal de 5,50 euros.

2°) Augmentation de capital par incorporation de primes et attribution d'actions gratuites :

Le Président-Directeur Général a, par ailleurs, constaté qu'en application de l'article 21 des statuts, le nombre d'actions inscrites au 6 juin pouvant bénéficier de l'attribution majorée s'élève à 58.923.608 et, à ce titre, qu'il est créé 589.236 actions nouvelles au nominal de 5,50 euros.

En conséquence, le nouveau capital de la société qui prend immédiatement effet s'élève à 1.432.774.139,50 euros divisé en 260.504.389 actions au nominal de 5,50 euros.

Paris, le 9 juin 2008.

022272 - Petites-Affiches

ANF

Société anonyme à directoire
et conseil de surveillance
au capital de 23.768.262 €
Siège social :
32, rue de Monceau
75008 PARIS
568 801 377 R.C.S. Paris

Le Directoire, faisant usage des pouvoirs qui lui ont été conférés par l'assemblée générale mixte du 3 mai 2007, a, dans sa séance du 14 avril 2008, décidé d'augmenter le capital social (au vu de l'autorisation du Conseil de Surveillance du 27 mars 2008) de 1.188.413 euros par incorporation d'une somme de même montant prélevée sur les réserves ou primes d'émission, de fusion ou d'apport, à réaliser par création et attribution gratuite d'actions aux actionnaires.

Cette augmentation de capital sera réalisée le 13 juin 2008, par la création de 1.188.413 actions nouvelles entièrement libérées, attribuées gratuitement aux actionnaires à raison d'une action nouvelle pour vingt actions détenues.

Les actions nouvelles porteront jouissance à compter du 1er janvier 2008. Elles seront assimilées aux actions existantes et jouiront des mêmes droits dès leur émission.

Cette augmentation de capital portera le capital social de 23.768.262 euros à 24.956.675 euros divisé en 24.956.675 actions.

L'Article 6 des statuts "Capital Social" sera modifié en conséquence.

Modification sera faite au Greffe du Tribunal de Commerce de Paris.

Pour le Directoire.

FILE NO. 82-5224

2007 Reference Document


AIR LIQUIDE

www.airliquide.com

With more than 40,000 employees in 72 countries, Air Liquide is a world leader in industrial and medical gases and related services. The Group offers innovative solutions based on constantly enhanced technologies and produces air gases (oxygen, nitrogen, argon, rare gases…) and many other gases including hydrogen.

The Group contributes to the manufacturing of many everyday products: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels.

Air Liquide is committed to sustainable development and helps to protect life. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on trust and transparency and guided by the principles of corporate governance.



The reference document was filed with the French Financial Markets Authority (AMF), on March 31, 2008, in accordance with article 212-13 of its General Regulations.

It may be used in support of any financial transaction if it is supplemented by a prospectus approved by the AMF.

This document contains all information required for Financial Annual Report.

This document is a free translation from French into English and has no other value than an informative one. Should there be any difference between the French and the English version, only the text in French language shall be deemed authentic and considered as expressing the exact information published by Air Liquide.

01

Presentation of the Group

Key figures

(In millions of euros)	2006	2007
Revenue	10,949	11,801
Operating income recurring	1,659	1,794
Operating income	1,662	1,789
Net profit (Group share)	1,002	1,123
Funds provided by operations (before change in working capital requirements)	1,889	2,054
Net profit per share *(in euros)**	4.17	4.69
Dividend per share *(in euros)**	2.00	2.25 [a]
Return on capital employed after tax (ROCE)	11.9%	12.3%

* *Adjusted by the two-for-one share split on June 13, 2007*

[a] *To be proposed to the Annual General Meeting on may, 2008.*

REVENUE BY ACTIVITY

(In millions of euros)	2006	2007
Gas & Services	**9,628**	**9,999**
Industrial Merchant	4,364	4,439
Large Industries	2,922	3,024
Healthcare	1,478	1,592
Electronics	864	944
Engineering/Construction	**380**	**831**
Al Welding Group	**563**	**598**
Other activities*	**378**	**373**

* *Other activities primarily include Chemicals and Diving.*

REVENUE BY GEOGRAPHICAL AREA

	2007				
(In millions of euros)	Gas & Services	Construction/ Engineering	AL Welding	Other activities	Total
Europe	5,452	539	598	297	6,885
Americas	2,517	183		71	2,771
Asia-Pacific	1,851	109		5	1,966
Middle-East and Africa	179				179
TOTAL	**9,999**	**831**	**598**	**373**	**11,801**

	2006				
(In millions of euros)	Gas & Services	Construction/ Engineering	AL Welding	Other activities	Total
Europe*	5,171	173	563	302	6,209
Americas	2,568	55		70	2,693
Asia-Pacific	1,715	132		6	1,853
Middle-East and Africa	174	20			194
TOTAL	**9,628**	**380**	**563**	**378**	**10,949**

* *Represents "France" and "Europe excluding France" as of December 31, 2006*


EVOLUTION OF REVENUE
(in millions of euros)
10,435
10,949
11,801
2005
2006
2007
+ 7.8% IN 2007
EVOLUTION OF NET PROFIT (GROUP SHARE)
(in millions of euros)
933
1,002
1,123
2005
2006
2007
+ 12.1% IN 2007


EVOLUTION OF EARNINGS PER SHARE (1)
(in euros)
3.93
4.17
4.69
2005
2006
2007


+ 12.5% IN 2007

(1) *Adjusted to take into account the two-for-one share split on June 13, 2007*


DIVIDEND PER SHARE (1)
(in euros)
1.75
2.00
2.25
2005
2006
2007
+ 12.5% IN 2007

(1) *Adjusted to take into account the two-for-one share split on June 13, 2007*

History of the Group

1902
Origin

Foundation of the Company following the invention of a process for the liquefaction of air that enabled oxygen production in much greater quantities than previously possible. This, via the collaboration of two men, Georges Claude, a passionate researcher, and Paul Delorme, a diligent and far-sighted business man.

1907
International development

- From the earliest days, Air Liquide set its sights abroad.
- First, in European countries (1906), then in Japan (1907) and in Canada (1911).
- First steps in the United States in 1916 and, in 1986, a major move into North America via the takeover of Big Three.
- Continuing expansion in Europe and Asia.

1913
Shareholders

- The original shareholders played a critical role in the first few years steadfastly standing by the expanding Company.
- Listed on the Paris Stock Exchange on February 20, 1913.
- A strong relationship was born between Air Liquide and its shareholders.
  In 1987, Air Liquide established the Shareholders' Communication Committee.

1930
Welding expansion

From the introduction of the oxyacetylene torch to modern integrated gas welding solutions, Air Liquide was instrumental in developing the technology that drove the emerging dockyard and railway industries forward and soon extended into all areas of industry.

1946
New opportunities

Spirotechnique (today Aqualung International) was established to manufacture and market diving regulators.

1952
The cryogenic revolution

Storing liquid gas in cryogenic tanks allowed vast quantities to be transported by road or rail.

The Denain liquid oxygen plant came on stream in 1954.

1960
Pipeline network

The Group's gas pipeline system meant that it had also entered the era of mass distribution – a natural outgrowth of the steel and chemical industries' skyrocketing demand for oxygen.

1970
A tradition of invention

- Establishment of the Claude-Delorme research center.
- Scores of new processes in gas production and application.
- From cylinders to cryogenics, through cogeneration, membranes, and the production of increasingly pure gases and certain specialty gases for electronics.
- Air gas production plants now operate on a massive scale (up to 4,000 tons of oxygen per day).

1985

Customer service

- From 1985, full service for Electronics customers.
- After oxygen and nitrogen, the offer widens to include hydrogen and steam in order to become more efficient and protect the environment.
- From 1993, Air Liquide moves closer to customers deploying new structures throughout the world.
- Creation of specialized teams in major international markets.

1995

Air for life

- Originally, just a supplier to hospitals, Air Liquide became a true healthcare specialist.
- An expanding network of homecare teams.
- Creation of a dedicated entity in 1995: Air Liquide Healthcare.
- Expansion into hygiene.

2002

A century of adventures

Innovation was the keynote for Air Liquide's anniversary year as the Group celebrated 100 years of pioneering work in industrial medical gases and related activities.

2003

New century, new momentum

- Creation of Japan Air Gases, with the merging of the activities of Air Liquide and BOC in Japan.
- Growth in new markets and new geographies.

2004

Continue to growth

Acquisition of Messer's activities in Germany, the United Kingdom and the United States.

2006

Presence, conquest, innovation

- Ramping up of hydrogen: over 830 million euros in sales.
- Development in homecare through acquisitions, over 300,000 patients treated worldwide.
- Delivery of the largest cryogenic system in the world.

2007

Reinforcing position leader

- Leader in Asia: strengthening our positions in Japan and South-East Asia.
- New growth platform for Healthcare: acquisitions in homecare in Europe and Asia.
- Strengthening and increasing our technological competencies: acquisition of Lurgi, new research and technology center in the United States.

Activities

The Group operations are managed by geography and coordinated at business lines level.

Additional information, as variation of Revenues, is available in the chapter "Management Report" of this reference document.

GAS AND SERVICES

Gas and Services activities are broken down by business line.

Industrial Merchant

The Industrial Merchant business line constantly provides our customers with reliable and high quality solutions through our technological know-how and our networks of experts and researchers.

MOTOR VEHICLES AND MANUFACTURING

Improving the productivity of assembly line processes, incorporating new functions and preserving the operators' working environment.

FOOD AND PHARMACEUTICALS

Proposing new development paths while offering producers and consumers of beverages, food products and medications the quality and traceability guarantees they are looking for.

MATERIALS AND ENERGY

Reducing our customers' energy consumption and optimizing their manufacturing processes through the implementation of clean technologies.

TECHNOLOGY AND RESEARCH

Contributing to the boom in the technologies of tomorrow from research centers to production units, through the scope, differentiation and globalization of our offer.

CRAFTSMEN AND DISTRIBUTORS

Offering products, everywhere, that are the easiest and safest to use.

Large Industries

The Large Industries business line proposes gas and energy solutions to the world industrialists to improve the efficiency of their processes and to help them better respect the environment.

REFINING AND NATURAL GAS

Hydrogen to desulphurise fuels and to "break up" hydrocarbons, and oxygen to gasify oil residues.

CHEMICALS

Air, hydrogen and carbon monoxide used for manufacturing, PVC for example.

METALS

Oxygen to improve energy performance and to reduce emissions, and argon to manufacture stainless steel.

ENERGY

Oxygen to transform coal and natural gas into fuel or liquid chemical products.

Healthcare

The Healthcare world business line of Air Liquide is a leader in respiratory care (homecare, gases, equipment), and medical hygiene. Customers include 5,000 hospitals and 300,000 patients throughout the world.

HOMECARE

Treatment of respiratory ailments, sleep apnea and diabetes. Maintaining patients at home and improving the comfort of patients notably suffering from chronic respiratory pathologies.

MEDICAL GASES

Therapeutic gases (nitrous oxide, oxygen, etc.) are medications. They are used to cure ailments, relieve pain, anesthetize, in operations, assist respiration, preserve cells...

MEDICAL HYGIENE

A large range of disinfection and sterilization products and services to fight nosocomial infections.

RESPIRATORY MEDICAL EQUIPMENT

At the hospital, in resuscitation rooms, the operating room, the recovery room, medical equipment provides patients with ventilation.

Electronics

Air Liquide Electronics has activities in ultra-pure and specialty gases, new molecules, related equipment and customized services.

ULTRA-PURE FLUIDS

Carrier gases (nitrogen, oxygen, hydrogen, argon, helium, etc.), specialty gases (silane, etc.), liquid chemicals: the fluids used in fabrication facilities are ultra-pure. New molecules are constantly being developed.

FLUID MANAGEMENT

Teams working at customer facilities take full charge of managing fluids onsite.

EQUIPMENT

Design, manufacture and installation of fluid distribution equipment.

RELATED ACTIVITIES

Engineering/Construction

The Engineering and Construction segment designs and primarily builds industrial gas production plants and advanced technology products. New technologies of Lurgi, acquired in 2007, have contributed to significantly develop this activity in the Energy and Environmental area.

AL Welding Group

The Air Liquide Welding group is a leading player in the development of welding and cutting technologies, offering the most complete range of related equipment, consumables and services on the market, through internationally well known brands.

With its Technical Center for Welding Applications (CTAS), acknowledged as the largest private welding research center in the world, Air Liquide Welding pursues continuous innovation, constantly striving to improve the performance, productivity, safety and comfort of operators.

Other activities

Other activities primarily include Chemicals (surfactant products for pharmaceuticals and cosmetics) and Diving.

Research and Development

Research and development is a major component of innovation. It is divided among 8 research centers – in France, Germany, the United States and Japan – and satellite teams working directly at our customers' sites. Over 920 researchers of more than 25 nationalities make up a talent reservoir for the Group.

In a close and ongoing relationship with the most prestigious laboratories and academic research centers and working directly with key industrial partners, R&D's employees are continuously improving our gas production technologies, developing new applications and services and benefiting the entire Group with their technical expertise.

Through large-scale projects, our organization enables us to work over the long term on certain objectives as well as to be reactive on safety, process reliability and marketing.

The Group's research and development teams focus on three major tracks: a sustainable environment, a communicating world and a healthy life.

A SUSTAINABLE ENVIRONMENT

Limiting CO_2 emissions into the atmosphere

In the environmental sphere, Air Liquide is taking part in several experimental projects whose objective is to reduce CO_2 emissions to limit the greenhouse effect.

It works, for example, with the European steel industry whose goal is to divide the quantity of CO_2 emitted per metric ton of steel produced in half. The Group is also working on recycling the gas discharged by blast furnaces to reduce the amount of coal used and subsequently CO_2 emissions.

In the United States, it has formed a partnership with Babcock & Wilcox, a major boiler manufacturer with which it is conducting tests on the combustion of coal with pure oxygen. This oxygen combustion technique has the advantage of concentrating CO_2 at the end of the process, which facilitates its recovery. These tests, which were highly successful in 2007, are a world first on such a large boiler (30 megawatts). This is an important step in producing "clean" coal-based electricity.

In France, Air Liquide is a stakeholder in the first industrial CO_2 capture and storage pilot project, alongside the Total group. The goal is to convert one of the five existing steam boilers into oxygen combustion, capture and compress the CO_2 emissions and then inject them into a depleted natural gas deposit at a depth of 4,500 meters.

Developing new energies

As for the most environmentally friendly new energies, the Group is involved in several undertakings. The expertise it has been developing in hydrogen energy for the last several years gives it a leading role in many projects in Europe and North America.

The Group is also very present in solar energy. Apart from supplying ultra pure gases for solar cell manufacturing, it is continuing research on new technologies for reducing these cells' production cost, in partnership with French research institutes.

Lastly, the acquisition of Lurgi in 2007 has opened up new prospects in biofuels, especially those of the so-called second generation whose production requires large amounts of oxygen and/or hydrogen.

A COMMUNICATING WORLD

Electronics: the revolution continues

Electronics means entering the universe of the infinitely small: a 2 x 2 centimeters chip can contain up to a billion transistors and this number should be increased tenfold in eight years. To carry out this feat, manufacturing technologies are constantly changing. In particular, they use new molecules, called advanced precursors. Air Liquide is a stakeholder in this adventure and for many years has been developing a range of patented molecules (ALOHA) custom designed for the latest generation processes. Through its research teams working in the heart of the three major electronics zones (Asia, Europe and North America), the Group maintains extremely close relations with its customers and equipment-making partners. This proximity provides it with in-depth knowledge of its customers' needs and enables it to anticipate technological evolutions very rapidly.

The ALOHA range has been a real success and has about 10 patented molecules in the testing phase at equipment-maker or customer sites.

Air Liquide's research rewarded

For the second year in a row, Air Liquide has received the Enabling Materials prize that rewards a particularly innovative new product in electronics: a molecule (ZlyALD) permits a flawless zirconium oxide film to be deposited at high temperatures (300 to 400°C). This technology is essential for making 32 nanometer (millionths of a millimeter) memories. Moreover, the film takes the exact shape of the support, down to its slightest relief, which makes it very attractive to customers.

Backed by its expertise in advanced precursors, Air Liquide is contributing to various international research programs on the integrated circuits of tomorrow. It is also taking part in many development projects on customer sites throughout the world.

A HEALTHIER LIFE

In the world of healthcare, Air Liquid launched a research program in 2005 dedicated to medical gases and their therapeutic applications: pulmonologists, anesthesiologists, pharmacists, bio-engineers, statisticians, physicists and mathematicians explore new tracks to provide real benefits to patients in the hospital as well as those at home.

New therapeutic gas applications

In anesthesia, two highlights of 2007 were the marketing authorization of LENOXe in Europe and the development, in partnership with Taema, the medical equipment subsidiary, of a new anesthesia ventilator that makes it possible to administer nitrous oxide as well as LENOXe. Researchers have also been working on the treatment of the two most widespread respiratory ailments worldwide: asthma and chronic obstructive pulmonary disease. Another major research track: pain relief. In the KALINOX line, launched in 2002, certain therapeutic gases proved to be highly effective on experimental models, which has enabled trials on human beings to be conducted today so that sharp or chronic pain can be treated.

Medications administered by the respiratory tract

Air Liquide is also continuing research on aerosol therapy, in other words, administering medications via the respiratory tract, which has several advantages: easy, extremely effective and limiting risks connected to medications. Researchers are developing an IT tool that is unique in the world able to predict the amount of medication deposited on the bronchial tree and to show the exact location of the deposit. This very innovative research has already shown all its value in evaluating the clinical and physiological impact of gaseous medications, for the treatment of pulmonary as well as systemic diseases.

Sustainable development
Indicators and objectives

The principles of sustainable development that have been at the heart of Air Liquide's corporate strategy are focused on four dimensions:

- **creating value for shareholders** by developing the Company's business and performance over the long term and with transparency;
- **developing the potential of the Company's men and women** in their commitment to a common objective;
- **preserving life and the environment** in the Group's operations and at its customers' sites;
- **innovating for tomorrow** to guarantee the growth of the Company and its customers.

Benoît Potier
Chairman and Chief Executive Officer

SUSTAINABLE DEVELOPMENT REVENUE

About **one third of Air Liquide's revenue** is directly linked to applications or activities that help preserve life and the environment. There are the environmental applications of gases, of course, but also the Healthcare sector as well as solutions to reducing energy consumption.

CONTENTS

METHODOLOGY FOR REPORTING HUMAN RESOURCES, SAFETY AND ENVIRONMENTAL INDICATORS

Protocol and definitions

In the absence of a relevant and recognized benchmark for industrial gas activities, Air Liquide has created a protocol to define its reporting methods for human resources, safety and environmental indicators. This protocol includes in a single document all the definitions, measurement procedures and collection methods for this information. In line with the Group's commitment to continuous improvement, Air Liquide is gradually making adjustments to its sustainable development indicators protocol to reflect changes in the Group.

This protocol is based on the general principles defined by the Group with regard to scope, responsibilities, controls and limits, and establishes definitions, responsibilities, tools and data-tracing methods for each indicator. This document is regularly updated. Moreover, this protocol now also takes into account all the Group's formalized procedures in the framework of the IMS (Industrial Management System).

Scope and consolidation methods

Human resources and environmental indicators are consolidated worldwide for all companies globally and proportionally integrated within the financial consolidation scope pro rata according to the integration percentage.

Safety indicators are consolidated worldwide for all companies in which Air Liquide has operational control.

Apart from these general rules, there are certain particular ones:

- Information on the impact of transportation (kilometers traveled by delivery trucks, CO_2 emitted) covers the entire world. Figures are calculated on the basis of data collected in the main countries where the Group is established around the world.
- Information on kilometers saved and CO_2 emissions avoided through on-site air gas production units concerns the subsidiaries globally integrated within the financial consolidation scope.
- Environmental and energy indicators for the main types of production units operated by the Group cover about 99% of the Group's revenue in Gas and Services, and 98 % of the Group's total revenue.
- Production units are included in the reporting system as of their industrial service startup.
- Electricity consumption is only taken into account when Air Liquide pays for this electricity. Energy consumption of on-site units, as well as water consumption specific to the sale of treated water (which is not part of the Group's core business) are excluded from the data consolidation scope.

Reporting and responsibility

Human resources, safety and environmental indicators are produced by several data-collection systems in the Group, each under the responsibility of a specific department.

- Human resources indicators included in the Group's general accounting consolidation tool are under the dual responsibility of the Finance Department and the Human Resources Department.
- The indicator for the rollout of the Group's codes of conduct is tracked by the Sustainable Development Department.
- Safety indicators are based on the Group's accident reporting tool, which falls under the Safety and Industrial System Department.
- The energy consumption and carbon dioxide emissions indicators from the main air separation units, cogeneration, hydrogen and carbon monoxide units are tracked by the Large Industries division using a dedicated intranet tool.
- As a complement, the collection of environmental data is carried out by the Safety and Industrial System Department using a dedicated intranet tool, and includes:
  - for the units mentioned above, other environmental indicators (atmospheric emissions, water consumption, discharge into water, etc.),
  - for the smaller units (acetylene, nitrous oxide, carbon dioxide units, and hygiene and specialty products units), the welding units and the engineering and construction units, all indicators (energy use, atmospheric emissions, water consumption, discharge into water, etc.);
- Indicators on kilometers traveled are the responsibility of the Industrial Merchant division.
- Finally, the estimate of the Group's revenue percentage where the IMS project is being rolled out are indicators under the responsibility of the Safety and Industrial System Department.

Controls

Each department in charge of collecting data is responsible for the indicators provided. Control occurs at the time of consolidation (review of changes, intersite comparisons). Safety and energy indicators are tracked monthly. In addition, audits of environmental data are carried out by the Safety and Industrial System Department on a sample of sites representative of the various types of units monitored. Where the data reported is incoherent or missing, an estimated value may be used by default. For the fifth year, and in the spirit of continuous improvement, Air Liquide has asked the Environment and Sustainable Development Departments of its statutory auditors, Ernst & Young and Mazars & Guérard, to review the Group's procedures for human resources (excluding employee shareholders), safety and environmental indicators, and to check certain sites or units on the process of data collection. The review and its findings are presented below. This review process has also given rise to recommendations, communicated within the Group, in order to serve as a basis for improvement in the following year.

Methodological limits

The methodologies used for certain human resources, safety and environmental indications can have certain limits:

- the absence of nationally or internationally recognized definitions, in particular for indicators on engineers and managers and social performance indicators,
- how representative the measurements taken and necessary estimates are, in particular, concerning indicators on carbon dioxide emissions avoided, water consumption, kilometers avoided by on-site units and training indicators.

Statutory auditors' report

About human resources, safety and environmental reporting procedures*

At the request of Air Liquide, as statutory auditors, we reviewed reporting procedures on human resources(1), safety and environmental indicators published for the 2007 reporting period and presented in the tables on the following pages.

These indicators were prepared under the responsibility of Air Liquide's Executive Management in compliance with the Group's sustainable development reporting procedures applicable for the 2007 reporting period, summarized in the preceding pages. It is our responsibility to provide you with our findings following the review described below.

Nature and scope of review

As agreed, we carried out the following diligences:

- we reviewed the procedures and appreciated their relevance, completeness and precision with regard to the Air Liquide Group's activities;
- we conducted interviews at corporate headquarters with the departments in charge of the reporting systems (sustainable development, human resources, finance, safety and industrial system, Large Industries, Industrial Merchant) to review the consolidation and data control processes as well as their presentation in the Annual Report;
- we visited six entities and six production units in six countries in Europe, Asia and South America: the SEPPIC entity and the Engineering Division in France, Air Liquide Brazil, Air Liquide China and Air Liquide Hangzhou in China and Japan Air Gases for the human resources reporting; the air separation units in Dunkerque (France) and Himeji (Japan), the air separation and hydrogen production units in Antwerp (Belgium), the hydrogen production unit in Yeochon (South Korea) and the nitrous oxide unit in Frais Marais (France) for safety and environmental reporting. In these areas, we selected the issues we considered priorities: for human resources, employees, parity for women, training, performance review and rollout of codes of conduct in the Group; for safety and environment, work-related accidents, energies consumptions, carbon dioxide emissions and water consumption. On these topics, we evaluated the proper understanding and implementation of data-collection procedures.

For this review, we called on our teams specialized in sustainable development.
Such a review does not include all the relevant controls for providing assurance on data, in accordance with ISAE (International Standard on Assurance Engagements) international audit standards, but it does allow us to describe findings on reporting procedures.

Findings on procedures

Our reviews led us to the following findings:

- the Air Liquide Group presents the significant elements of its methodology on the preceding pages as well as notes and comments on the tables on the following pages;
- compared to the preceding year, we noticed the following improvements:
  - for the environment, data consolidation controls were strengthened and the Industrial Management System (IMS) indicator clarified,
  - for human resources, the entities' awareness-raising operations were carried out and data consolidation controls were strengthened;
- progress margins were also identified:
  - the water consumptions reporting procedure has not been sufficiently implemented by all the production units,
  - for human resources data, the entities' implementation of data-collecting procedures concerning training as well as the taking into account of observations made during preceding reporting periods remain perfectible.

Courbevoie, Paris-La Défense, March 25, 2008

The statutory auditors

MAZARS & GUERARD	ERNST & YOUNG Audit
Philippe Moutenet	Olivier Breillot

* *This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers.*

(1) *Excluding share capital held by Group employees.*

SHAREHOLDERS

Growth of net profit and basic earnings per share

Air Liquide offers its shareholders a winning combination of financial profitability and a rigorous practice of corporate governance. By being Air Liquide shareholders, they not only choose an innovative company but also a responsible actor that helps preserve the environment.

For over 100 years, Air Liquide has had a close relationship with its shareholders based on four commitments:

- consideration and respect for all the shareholders;
- remuneration and increased investment value in the long run;
- availability and information for the shareholders;
- services provided for the shareholders.

The quality of this relationship ensures Air Liquide stable financing resources to accompany its activities' growth over the long term.

Air Liquide's implementation of these four commitments is explained in the Shareholders guide.

	1998	1999	2000	2001	2002	2003	2004 IFRS	2005	2006	2007
Net earnings *(in millions of euros)*	516	563	652	702	703	726	780	933	1,002	1,123
Net earnings per share *(in euros)*[a]	2.07	2.27	2.63	2.88	2.91	3.03	3.28	3.93	4.17	4.69

(a) Based on the average annual number of shares (excluding treasury shares) and adjusted to account for increases in capital and share subscriptions and taking into account the division of the par value of the stock by two on June 13, 2007.


1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
5
4
3
2
1
0
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Net earnings (in millions of euros)
Net earnings per share adjusted (in euros)

Growth in overall distribution to shareholders

Year	Overall distribution (In millions of euros)
1998	205.1
1999	221.7
2000	281.8
2001	298.1
2002	330.5
2003	327.5
2004	391.2
2005	432.1
2006	497.0
2007	**550.9**

Evolution of percentage of registered capital and percentage of capital

eligible for bonus dividends

Year	Registered capital (in %)	Capital eligible for bonus dividends
1998	35%	31%
1999	32%	29%
2000	30%	27%
2001	29%	26%
2002	27%	24%
2003	28%	24%
2004	30%	24%
2005	31%	25%
2006	32%	26%
2007	**37%**	**26%**

Evolution of share ownership

In %	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Individual shareholders	48	50	45	42	40	40	39	38	38	37
Institutional investors	52	50	53	55	58	58	60	61	61	62
Treasury shares			2	3	2	2	1	1	1	1

OBJECTIVE

In the last 10 years, the growth in value of a portfolio of Air Liquide shares has been +12,7% a year, including reinvested dividends, bonus shares and loyalty bonuses granted to registered shareholders. The Group's objective is to follow this long-term and transparent policy of comprehensive remuneration for shareholders in order to ensure regular growth in the value of their investment.

HUMAN RESOURCES, SOCIAL AND SOCIETAL

A certain number of Human Resources indicators appears below. The Group has also been increasingly involved in the social and societal sectors.

The expansion of the European Union and the Group's recent acquisitions are taken into account in the composition of the European Group Committee, which now has 26 employee representatives from 14 countries. It meets once a year under the chairmanship of a Senior Executive Vice-President.

The Group is a member of the Observatoire sur la Responsabilité Sociale des Entreprises (ORSE) in France.

Principles of Action Codes of Conduct

In 2006, Air Liquide formalized the action principles that have always guided its operation. These principles were brought together in a document that spells out the Group's ambition and each employee's behavior with all the stakeholders, customers, personnel, suppliers, partners and local communities. This document also details the Group's approach to respect for the environment, innovation and performance, Air Liquide's fundamental values. This document is available in 16 languages and was distributed to all the Group's units in 2007. It is also on the Group's Internet site airliquide.com in French and English.

Moreover, Air Liquide has launched an approach to encourage its subsidiaries to establish local codes of conduct that are in line with the Group's Principles of Actions and that incorporate local customs and regulations. At the end of 2007, 43% of the Group's employees belong to subsidiaries on five continents that had documented their code of conduct.

In addition, certain functions (purchasing, sales, legal, human ressources, etc.) have detailed the Principles of Action related to their activity in more specific codes. As for purchasing in particular, suppliers must be openly and fairly evaluated and are bound to comply with Air Liquide commitments on sustainable development, especially on the preservation of the environment, safety, working conditions, respect for men and women and rejection of all forms of discrimination.

Corporate philanthropy

Air Liquide has been carrying out sponsorship operations for many years, especially in healthcare, the environment and medical emergencies. In healthcare, it supports teams doing medical research on respiratory illnesses as well as a hospital train that crisscrosses South Africa. As for the environment, for the last several years it has contributed to doctor and explorator Jean-Louis Étienne's expeditions. The Group's sponsorship actions, including direct expenditures and the donation of equipment, total about a million euros a year.

In the 72 countries in which the Group is present, its subsidiaries directly support many charitable, humanitarian and educational operations. In Africa, for example, Air Liquide is very involved in the fight against AIDS through the Sida-Entreprises association.

To better structure these sponsorship operations and increase their visibility, Air Liquide has been examining the creation of a corporate foundation that should be officially recognized in 2008.

STOREBRAND

This Norwegian major investment fund has positioned Air Liquide among the best companies for its environmental and social performances.

ETHIBEL SUSTAINABILITY INDEX

Since 2005, Air Liquide has been included in this indicator, which encompasses 280 companies worldwide, and was selected by VIGEO, the European extra-financial rating agency, because they are the leaders in sustainable development.

Indicators for the Group as a whole

EMPLOYEES [a]	2003	2004	2005	2006	2007
Group employees	31,900	35,900	35,900	36,900	40,300
▪ Women			8,310	8,670	9,630
▪ Men			25,590	28,230	30,670

BREAKDOWN OF EMPLOYEES BY GEOGRAPHIC ZONE (2007)		Europe	Americas	Asia-Pacific	Middle East and Africa
		57%	22%	18%	3%
AGE DISTRIBUTION (2007)	**Under 30 years**	**30 to 40 years**	**40 to 50 years**	**50 to 60 years**	**+60 years**
	16%	32%	29%	20%	3%
% OF EMPLOYEES RESIGNING IN THE YEAR		**2004**	**2005**	**2006**	**2007**
		3.4%	3.7%	4.8%	5.0%

(a) Employees under contract, excluding temporary employees.

Group Employees


40,300
36,900
35,900
35,900
31,900
2003
2004
2005
2006
2007

Age distribution


Under 30 years
16%
30 to 40 years
32%
40 to 50 years
29%
50 to 60 years
20%
+ 60 years
3%

Distribution of employees by geographic zone


22%
Americas
18%
Asia-Pacific
3%
Middle East and Africa
57%
Europe

Parity and Diversity	2003	2004	2005	2006	2007
Women					
% women among engineers and managers	14%	17%	17%	18%	19%
% women among engineers and managers hired during the year	24%	31%	28%	29%	30%
% women among employees considered high potential	20%	21%	24%	27%	32%
Number of nationalities					
Among expatriates	36	36	36	40	40
Among senior managers	25	21	20	23	22
Among employees considered high potential	35	37	40	43	44

	2003	2004	2005	2006	2007
Training					
% total payroll allocated to training (approximate)	3%	3%	3%	3%	3%
Average number of days of training per employee and per year [(a)]	2.5 days	2.7 days	2.6 days	2.7 days	2.9 days
% employees who attended a training program at least once during the year		67%	67%	70%	68%
Remuneration					
% employees with an individual variable share as part of their remuneration	36%	40%	41%	43%	49%
Performance review					
% employees who have had a performance review meeting with their direct supervisor during the year	60%	70%	72%	70%	71%
% of employees who have had a career development meeting during the year with HR department				13%	20%
Social performance					
Average seniority in the Group			12 years	12 years	11 years
% of handicapped employees [(b)]			1.3%	1.3%	1.2%
% of employees having access to organized representation/dialogue/consultation			74%	77%	83%
% of employees belonging to a unit at which an internal satisfaction survey was conducted within the last three years [(c)]			56%	71%	64%
% of employees with benefits coverage through the Group [(d)]			98%	97%	98%
Investment equity					
% capital held by Group employees	0.9%	0.9%	1.2%	1.1%	1%
% Group employees shareholders of L'Air Liquide S.A (approximate).		Over 40%	60%	50%	50%

(a) Calculated in average number of employees during the year.
(b) For the countries where regulations allow this data to be made available.
(c) Indicator includes units with over 300 employees.
(d) Includes retirement benefits.

Detailed Human Resources information for L'Air Liquide S.A. is in the "Social Report" on the Internet site www.airliquide.com and is available on request.

Parity

% women among engineers and managers

OBJECTIVE

To strengthen the position of women in the Group, in particular through recruitment of engineers and managers. The Group's objective is to increase the hiring of women in this category, from nearly one out of three new hires to more than two out of five within five years (2005-2009).

MONITORING THE OBJECTIVE

In five years (2003 to 2007) the percentage of women engineers and managers hired in the Group went from 24 to 30%. In 2007, France reached 39% and several countries have already passed the Group's objective of 40%. Finally, the percentage of women among junior engineers and managers was 46% for the Group. In the framework of Air Liquide's policy to encourage the hiring and promotion of women, and to strengthen their place and responsibilities in the company, awareness-raising and exchange days were organized in France and Japan in 2007 with 350 managers.


24%
31%
28%
29%
30%
2003
2004
2005
2006
2007

Training

Average number of days of training per employee

OBJECTIVE

To increase training opportunities so that by 2009, all employees have the chance to enhance their skills and facilitate their advancement through, on average, at least three training days a year.

MONITORING THE OBJECTIVE

The number of training days per person per year continued to increase in 2007 (2.9 days) and the objective of three days by 2009 seems accessible. The Group is continuing to work on training programs specific to core businesses and geographic zones.


2.5
2.7
2.6
2.7
2.9
2003
2004
2005
2006
2007

Monitoring performance

% employees who have had a performance review meeting with their direct supervisor during the year

OBJECTIVE

On every site, in every region, in every unit, the Group's objective is that 100% of all employees meet their direct supervisor once a year for a performance evaluation interview and meet a manager from the Human Resources Department about every three years for a career development interview.

MONITORING THE OBJECTIVE

In 2007, the percentage of employees who had a meeting with their immediate supervisor was 71%. The percentage of employees who had a career meeting with the Human Resources Department increased and reached 20%. The Group's Human Resources Department continues to stress these meetings, which are the "keystone" of the company's human resources policy.


60%
70%
72%
70%
71%
2003
2004
2005
2006
2007

SAFETY AND THE ENVIRONMENT

Safety indicators for Group as a whole

Safety	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Number of accidents (1)	359	234	179	192	214	188	207	164	135	134	167	194	136	135	131	153	147
Accident frequency rate (2)	6.4	4.3	3.4	3.8	4.2	3.4	3.7	2.9	2.4	2.3	2.8	3.2	2.3	2.3	2.1	2.3	2.1

(1) One fatal accident in 2007, one fatal accident in 2006, no fatal accidents in 2005, one fatal traffic accident in 2004 and two fatal accidents in 2003.
(2) Number of accidents involving lost time per million hours worked by Group employees. Accidents defined as recommended by the International Labor Office.


Number of accidents
Accident frequency rate
400
300
200
100
0
8
6
4
2
0
359
6.4
234
4.3
179
3.4
192
3.8
214
4.2
188
3.4
207
3.7
164
2.9
135
2.4
134
2.3
167
2.8
194
3.2
136
2.3
135
2.3
131
2.1
153
2.3
147
2.1
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

OBJECTIVE

The Group's objective is zero accidents, on every site, in every region, in every unit.

Environmental indicators for the Group as a whole

Presented here are the environmental elements most representative of the Group's businesses:

- large air separation units;
- cogeneration units;
- hydrogen and carbon monoxide units;
- acetylene units;
- nitrous oxide units;
- carbon dioxide liquefaction units;
- units in the hygiene and specialty sectors;
- units for welding equipment and products;
- engineering and construction units;
- transportation.

Most relevant environmental indicators for the total of the nine unit types (446 production units) and transportation included in the worldwide scope

	Scope	2003	2004	2005	2006	2007
Total annual electricity consumption *(GWh)*	World		17,636	20,991	22,281	23,227
Total annual thermal energy consumption *(LHV Terajoules)*	World		124,702	143,082	155,725	160,033
Evolution of energy consumption per m³ of air gas produced	**World**	**100.0**	**99.2**	**100.6**	**100.3**	**99.4**
Evolution of energy consumption per m³ of hydrogen produced [a]	**World**	**100.0**	**97.1**	**96.4**	**95.7**	**95.7**
Evolution of efficiency of deliveries of liquefied gases (oxygen, nitrogen, argon, carbon dioxide) [b]	**World**	**100.0**	**96.1**	**98.0**	**96.3**	**95.1**
Total annual water consumption *(in millions of m³)*	World		44	49	55.6	57.4 [c]
Annual amount of CO_2 emissions avoided by cogeneration and on-site units *(in thousands of tonnes)*	World	-856	-647	-723	-757	-636
Total direct CO_2 emissions into the atmosphere *(in thousands of tonnes)*	World		5,795	7,093	7,668	7,859 [d] [e]
Total indirect emissions of CO_2 generated by the production of electricity purchased externally consumed by the 8 types of production units presented (the cogeneration units are not taken into account because they produce electricity) [f] *(in thousands of tonnes)*	World				7,631	7,995

(a) Also includes the quantities of carbon monoxide produced in these units.
(b) In km per ton delivered. Base 100 in 2003.
(c) Representing less than 0.5 one-thousandth of the industrial water consumption of the countries under review.
(d) Representing less than 1 one-thousandth of the CO_2 emissions in the countries under review.
(e) When adding nitrous oxide emissions, the total direct emissions of Greenhouses Gases (GHG) of the Group is 8,100 thousand tonnes of CO_2 equivalent.
(f) Calculation takes into account the primary energy source each country uses to produce electricity (source: International Energy Agency).

Distribution of total direct emissions of Greenhouse Gases (GHG)


45%
Cogeneration units
5%
Transport
3%
Miscellaneous
47%
Hydrogen and carbon monoxyde units

DETAILS ON INDICATORS FOR EACH OF THE NINE UNIT TYPES

1. Air separation units

Worldwide, Air Liquide operates **250 large air separation units**. They produce oxygen, nitrogen and argon, with some sites producing rare gases. These factories "without chimneys" do not use any combustion process. Since they produce almost no carbon dioxide (CO_2), sulfur oxides (SO_x) or nitrogen oxides (NO_x) emissions, they are particularly environmentally friendly. They consume electricity almost exclusively: worldwide, they use about **2,500 MW** each instant, the equivalent of the production of two nuclear power plants. Their cooling systems require back-up water.

By improving energy efficiency, these units use less and less energy per m³ of gas produced: **a reduction of about 12% over the last ten years in total.**

Air separation units	Scope	2003	2004	2005	2006	2007
Annual electricity consumption *(GWh)* [(a)]	World	16,134	16,931	20,179	21,379	22,296
Evolution of energy consumption per m³ of air gas produced [(b)]	**World**	**100.0**	**99.2**	**100.6**	**100.3**	**99.4**
Annual back-up water consumption *(in millions of m³)*	World		28	32	34.2	36.2
Evolution of water consumption per m³ of air gas produced [(c)]	**World**		**100.0**	**103.7**	**100.4**	**98.9**
Discharge to water: oxidizable matter *(tonnes/year)*	World		Below 2,000	Below 1,000	Below 500	Below 500
Discharge to water: suspended solids *(tonnes/year)*	World		Below 2,000	Below 1,000	Below 500	Below 500

(a) Including small volumes of purchased steam.
(b) Gases produced (oxygen, nitrogen, argon) calculated in m³ of equivalent gaseous oxygen. Base 100 in 2003.
(c) Excluding the energy consumption of units with open cycle water cooling system. Base 100 in 2004.

Evolution of energy consumtion per m3 of air gas produced in air separation units

OBJECTIVE

To reduce, within five years (2005 to 2009), the Group's annual world consumption of electrical energy by air separation unit, at constant scope, by at least 400 GWh, or the annual domestic consumption of electricity of a city of 180,000 people.

MONITORING THE OBJECTIVE

In 2005, the Group did not progress in this area (evolution of -168 GWh) in particular due to problems in the United States related to hurricanes and the increased volatility in the electrical energy market. On the other hand, in 2006 and 2007, the Group progressed by 79 GWh and 209 GWh respectively. Cumulatively, since 2005 the reduction in electricity consumption with constant scope is therefore -168 + 79 + 209 = **120 GWh.** In the framework of the Group's efficiency program, actions concerning the reduction of electricity consumption of air separation units will continue.


100
99.2
100.6
100.3
99.4
2003
2004
2005
2006
2007

2. Cogeneration units

Worldwide, Air Liquide operates **16 cogeneration units**. They produce steam and electricity simultaneously much more efficiently – 15 to 30% – than units that generate steam and electricity separately, which results in major savings in fossil fuels. They consume natural gas and water, most of which is converted into steam for the customer. Most of the steam is condensed by these customers and then reused in the cogeneration unit. In most cases, the electricity produced is supplied to the local electricity distribution network. Combustion of natural gas gives off carbon dioxide (CO_2) and produces some nitrogen oxides (NO_x) emissions, but practically no sulfur oxides (SO_x) emissions.

These units replace steam and electricity production units that would have produced more CO_2 emissions. Cogeneration units therefore help reduce CO_2 emissions in the industrial basins they supply. In 2007, the Group's cogeneration units **avoided 573,000 tonnes of carbon dioxide emissions being discharged into the atmosphere.**

Cogeneration units	Scope	2003	2004	2005	2006	2007
Annual natural gas consumption (or thermal energy) *(LHV Terajoules)*	World	71,464	74,065	67,474	68,584	64,685
Annual quantities of CO_2 atmospheric emissions prevented through cogeneration [(a)] *(in thousands of tonnes)*	World	-856	-647	-666	-693	-573
Air emissions: CO_2 (carbon dioxide) *(in thousands of tonnes)*	World	3,930	4,155	3,785	3,848	3,629
Air emissions: NO_x (nitrogen oxides) *(in tonnes)*	World	4,050	2,060	2,350	2,630	2,300
Air emissions: SO_x (sulfur oxides) *(in tonnes)*	World	Below 100	Below 100	Below 100	Below 100	Below 50
Annual water consumption *(million m³)*	World	10	7.9	7.9	8.7	7.9

(a) Calculation takes into account the primary energy source each country uses to produce electricity (source: International Energy Agency).

3. Hydrogen and carbon monoxide production units

Worldwide, Air Liquide operates **38 large hydrogen and carbon monoxide production units**. Desulfurization of hydrocarbons to produce sulfur-free fuels is one of the main applications for hydrogen. In 2007, the hydrogen Air Liquide supplied to refineries throughout the world resulted in **savings of about 780,000 tonnes of sulfur oxide emissions discharged into the atmosphere**, which is greater than all the sulfur oxide emissions from a country like France. An important application for carbon monoxide is plastics manufacturing. Natural gas is the main raw material used in these production units, along with certain amounts of "process" water. These units emit carbon dioxide (CO_2) and lead to nitrogen oxides (NO_x) emissions but produce practically no sulfur oxides (SO_x). They also consume electricity and their cooling systems require back-up water.

Energy efficiency of these units per m³ of gas produced has improved by about 4% for five years.

Hydrogen and carbon monoxide units	Scope	2003	2004	2005	2006	2007
Annual thermal energy consumption *(LHV Terajoules)*	World		50,336	75,380	86,699	94,880
Annual electricity consumption *(GWh)*	World		375	435	507	512
Evolution of energy consumption per m³ of air gas produced [(a)]	**World**	**100.0**	**97.1**	**96.4**	**95.7**	**95.7**
Air emissions: CO_2 (carbon dioxide) *(in thousands of tonnes)*	World		1,628	2,895	3,389	3,795
Air emissions: NO_x (nitrogen oxides) *(in tonnes)*	World		Below 1,000	700	800	950
Air emissions: SO_x (sulfur oxides) *(in tonnes)*	World		Below 500	Below 500	Below 500	Below 250
Annual consumption of process and back-up water *(in million m³)*	World		5	5.3	9.6	9.8
Discharge to water: oxidizable matter *(in tonnes)*	World		Below 50	Below 100	Below 100	Below 100
Discharge to water: suspended solids *(in tonnes)*	World		Below 500	Below 500	Below 500	Below 500

(a) Hydrogen and carbon monoxide. Base 100 in 2003.

Evolution of energy consumption per m3 of air gas produced in hydrogen and carbon monoxide units


100
97.1
96.4
96.7
95.7
2003
2004
2005
2006
2007

4. Acetylene production units

Worldwide, Air Liquide operates **53 acetylene production units** (a gas used mainly in welding and metal cutting). They produce the gas through the decomposition of a solid - calcium carbide - using water. This process produces lime, that is generally recycled (at around 90%) in industrial and agricultural applications.

Acetylene units	Scope	2004	2005	2006	2007
Annual electricity consumption *(GWh)*	World			12	11
Annual water consumption *(in million m³)*	World	0.4	0.4	0.4	0.4
Annual calcium carbide consumption *(in tonnes)*	World	36,200	38,900	38,100	38,500
Quantity of lime produced *(in tonnes)*	World	41,900	45,000	44,000	44,000
Air emissions of volatil organic compounds (VOC) *(in tonnes)* [a]	World				170

(a) Mainly loss of acetylene into the atmosphere.

5. Nitrous oxide production units

Worldwide, Air Liquide operates **12 nitrous oxide production units**. Nitrous oxide is used nearly exclusively as an anesthetic gas in medicine. It is produced from ammonium nitrate in solid form or as a solution in water. The cooling circuits of these units require back-up water.

Nitrous oxide units	Scope	2004	2005	2006	2007
Annual electricity consumption *(GWh)*	World	6	6	7	6
Annual water consumption *(million m³)*	World	0.1	0.1	0.1	0.1
Annual ammonium nitrate consumption *(in tonnes)*	World	25,100	24,500	24,540	21,500
Estimate of loss of nitrous oxide into the atmosphere *(in tonnes)*	World	800 [a]	800 [a]	800 [a]	780 [b]

(a) Estimation for the years 2004 to 2006.
(b) Corresponding to the equivalent of 242 thousands tonnes of CO_2

6. Carbon dioxide liquefaction units

Worldwide, Air Liquide operates **51 carbon dioxide liquefaction units**. Carbon dioxide has many industrial applications but is used mainly in the food industry to deep-freeze foods or to produce carbonated beverages. Carbon dioxide is most often a byproduct of chemical units operated by other manufacturers. In some cases, it is found naturally in underground deposits. It is purified and liquefied in Air Liquide units, which consume electricity and cooling water in the process.

Carbon dioxide liquefaction units	Scope	2004	2005	2006	2007
Annual electricity consumption *(GWh)*	World	306	353	320	340
Annual water consumption *(million m³)*	World	1.8	1.9	1	1.2
Discharge to water: oxidizable matter *(in tonnes)*	World	Below 100	Below 100	Below 50	Below 50
Discharge to water: suspended solids *(in tonnes)*	World	Below 100	Below 100	Below 50	Below 50

7. Hygiene and specialty production units

Hygiene and specialty production units are located at **7 sites** in France, Belgium and Germany. These units consume natural gas, electricity and water. Combustion of natural gas produces small quantities of carbon dioxide.

Hygiene and specialty units	Scope	2003	2004	2005	2006	2007
Annual electricity consumption *(GWh)*	World	17	18	18	18	20
Annual natural gas consumption *(LHV Terajoules)* [a]	World	217	271	228	245	245
Air emissions: CO_2 (carbon dioxide) *(in thousands of tonnes/year)*	World	13	12	9	9	9
Air emissions of volatil organic compounds (VOC) *(in tonnes)*	World					320
Annual water consumption *(million m³)*	World	1	0.6	0.5	0.5	0.5
Discharge to water: oxidizable matters *(in tonnes)*	World	Below 1,000	Below 1,000	Below 1,000	Below 1,100	Below 1,000
Discharge to water: suspended solids *(in tonnes)*	World	Below 100	Below 100	Below 100	Below 100	Below 100

(a) Including thermal energy corresponding to steam purchases.

8. Welding equipment and products production units

The **welding equipment and products production units** are mainly located on **14 sites** in the world. They are welding equipment assembly (electric welding units, torches, regulators) or welding consumables (electrodes, welding wire and flux) production units.

Welding equipment and products production units	Scope	2006	2007
Annual electricity consumption *(GWh)*	World	38	36
Annual thermal energy consumption *(LHV Terajoules)*	World	197	223
Air emission: CO_2 *(thousands of tonnes)*	World	11	13
Annual water consumption *(million m³)*	World	1.1	1.2
Annual consumption of raw materials *(thousands of tonnes)* [a]	World		150

(a) Metals and materials for the production of welding products

9. *Engineering and construction units*

The engineering and construction units are located on **6 sites**, in France, China, Japan and India[a]. They are mainly units for the construction of air separation columns and cryogenic tanks.

(a) The Indian site is not included in the consolidation scope.

Engineering and construction units	2007
Scope	**World**
Annual electricity consumption *(GWh)*	5
Annual water consumption *(million m³)*	0.1
Annual consumption of raw materials *(thousands of tonnes)* [b]	7.2

(b) Mainly metals

SEVESO 2 DIRECTIVE

This European directive focuses on preventing major industrial risks. It applies to any facility where dangerous substances exceed certain quantities. These facilities are divided into two categories according to this quantity: Seveso 2 "high threshold" and "low threshold". In Europe, mainly because of their stocks of oxygen, 98 "low threshold" and 24 "high threshold" Air Liquide sites are involved. Seveso regulations apply only to Europe but if the Seveso "high threshold" criteria were applied worldwide, 16 other Group sites could be included.

CO_2 DIRECTIVE IN EUROPE

The objective of the European directive, which establishes a quota system for greenhouse gases emissions in Europe is to decrease these emissions like the Kyoto Protocol. Implementation for CO_2 in the industrial sector began on January 1, 2005. As air separation units emit practically no carbon dioxide, this directive only applies, for the 2005-2007 period, to Air Liquide's five cogeneration sites and two hydrogen production sites in France, the Netherlands and Spain. Air Liquide's quotas (about 1.2 million tonnes of CO_2 per year) for the 2005-2007 period covered the emissions observed.

For the second period (2008 to 2012), the directive will only apply to six cogeneration sites[c] in France, Germany, the Netherlands and Spain and a single hydrogen production site in Belgium. Air Liquide's quotas (about 1.4 million tonnes of CO_2 per year) should cover the anticipated emissions.

(c) We must add the new cogeneration unit (and the corresponding quotas) of Pernis in the Netherlands that will go on line in 2008.

EUROPEAN REACH REGULATIONS

REACH (Registration, Evaluation, Authorisation and Restriction of Chemicals) is a set of European Union regulations (therefore directly applicable in the Union's member states) that governs the registration, evaluation and authorization of chemical products produced in or imported to the Union.

These regulations went into effect in June 2007, but the registration and evaluation procedures will be spread out over about 12 years.

Air Liquide's main products such as oxygen, nitrogen, rare gases, CO_2, hydrogen and helium are excluded from REACH.

Carbon monoxide, acetylene and a few specialty gases in electronics fall, however, under these regulations. In addition, one quarter of the revenue of the specialty chemicals business is concerned by REACH.

In total, about 6% of the Group's revenue is concerned by REACH.

Transportation

In 2007, trucks delivering Air Liquide liquid gases or gas cylinders traveled **377 million kilometers** throughout the world and emitted about 413,000 tonnes of carbon dioxide. On-site nitrogen, oxygen and hydrogen units reduced truck deliveries, a source of carbon dioxide (CO_2) emissions. These on-site units were able to save the 59 million extra kilometers traveled by trucks and therefore the emission of 63,000 tonnes of carbon dioxide. **The efficiency of the deliveries** of liquefied gases (oxygen, nitrogen, argon, carbon dioxide) measured in kilometers traveled per tonne **has been improved by nearly 5% since 2003,** corresponding to a **reduction in CO2 emissions of about 20,000 tonnes a year.**

Supplying large customers via pipeline from the Group's production units also limits transportation. These pipeline systems, which are environmentally friendly and safe, total over **8,000 kilometers worldwide**. For air gases and hydrogen, which represent most of the volumes the Group delivers, **84% of deliveries are made via pipeline or through on-site units. As a result, only 16% of all air gases or hydrogen are delivered by trucks.**

	Scope	2003	2004	2005	2006	2007
Kilometers traveled by all vehicles delivering gas in liquid or cylinder form *(in millions of km)*	World	303	325	369	375	377
Estimate of CO_2 emissions generated by these vehicles *(in thousands of tonnes)*	World			404	411	413
Evolution of the efficiency of deliveries for liquefied gases (oxygen, nitrogen, argon, carbon dioxide) [(a)]	**World**	**100**	**96.1**	**98.0**	**96.3**	**95.1**
Estimate of truck transport kilometers avoided through on-site customer units *(in millions of km)*	World	-55	-54	-56	-60	-59
Estimate of CO_2 emissions avoided by these on-site units *(in thousands of tonnes)*	World			-57	-64	-63
Percentage of deliveries of air gases and hydrogen via pipeline or on-site	World			84% [(b)]	85%	84%

(a) In km per ton delivered. Base 100 in 2003.
(b) In 2005, this percentage only applied to air gases.

Evolution of the efficiency of deliveries liquefied gases (in km per ton delivered. Base 100 in 2003)


100
96.1
98.0
96.3
95.1
2003
2004
2005
2006
2007

Industrial Management System (IMS) and quality and environmental certification indicators

In 2004, the Group launched a new industrial management system (IMS) to strengthen safety, reliability, the preservation of the environment and risk management. **At the end of 2007, it had been rolled out in nearly all the Group's units (over 99% of the Group turnover)**. At the start of 2007, a new indicator was established to track the percentage of revenue covered by the Group's IMS internal audits. In 2007, 18 entities were audited, i.e., **46%** of the Group's activities in terms of revenue.

The Group has taken several other quality initiatives, especially in the implementation of good production practices (Common Good Manufacturing Practices) and ISO certification. ISO 9001 quality certifications cover about 73% of the Group's revenue. The Group has also undertaken a proactive approach to preserving the environment by belonging, in France, to the Entreprises pour l'Environnement (EPE) association and by obtaining ISO 14001 certifications, an international benchmark in the environment.

These ISO 14001 certifications now cover about 24% of the Group's revenue.

In %	Scope	2004	2005	2006	2007
Estimate of the Group subsidiary revenue concerning the effective implementation of **IMS** in the field	World				46%
Estimate of Group subsidiary revenue % covered by an **ISO 9001** quality certification	World	65%	67%	73%	73%
Estimate of Group subsidiary revenue % covered by an **ISO 14001** environmental certification	World	14%	15%	22%	24%

INNOVATION

A certain number of indicators on innovation are presented below.

Apart from these indicators, innovation is an integral part of the Air Liquide culture and is one of the basic components of its sustainable development approach.

Certain patented innovations make a major contribution to the Group's growth. Each year, Air Liquide singles out the inventors of patents that have been successfully marketed.

On November 8, the anniversary date of the Group's foundation in 1902, all the Group's units took part in an Innovation Day.

Finally, **60% of the Group's R&D budget is devoted to work on life, the environment and sustainable development (energy efficiency, cleaner production processes and new energies).**

Indicators for the Group as a whole

Research	2007
Budget	Nearly 190 million euros
Number of researchers	920 researchers with more than 25 nationalities
Number of research centers	8
Industrial partnerships	Over 100
Academic collaborations	Over 120 with universities and research institutes
Number of inventions patented	2,847

Patents	2003	2004	2005	2006	2007
New inventions patented during the year	236	225	236	267	263
Patents filed directly in the Group's 4 main zones of operations [(a)]	105	109	103	108	152

Number of patents filed in the Group's four main presence zones [(a)]

(Europe, the United States, Japan and China)

OBJECTIVE

To disseminate innovations within the Group and recognize innovators. Within five years (2005-2009), and in the largest number of areas, to file over 500 new patents, valid directly in the Group's four main zones of operations: Europe, the United States, Japan and China [(a)].

MONITORING THE OBJECTIVE

In 2005, 2006 and 2007 with respectively 103, 108 and 152 patents filed in these four zones, the Group is definitely in line with its objective in this area.


105
109
103
108
152
2003
2004
2005
2006
2007

(a) According to the definition of the Group's Intellectual Property Department.

02

Management report

Strategy and competition

STRATEGY

For many years, Air Liquide's development strategy has been founded on creating value over time through profitable growth and a high pay-out policy, as the best means to satisfy shareholders in the long-term.

COMPOUND AVERAGE GROWTH RATE (CAGR) OVER 30 YEARS

Revenue: +8.4%

Cash flow*: +9.6%

Earning per share: +9.1%

Dividend per share: +9.7%

* *before working capital requirement.*

1. Background

The industrial gases market is entering a new phase in its development, driven by:

- growth in emerging markets due to the large-scale industrial infrastructure investment in steel and chemicals, requiring large volumes of oxygen, combined with a growing acceptance of outsourcing in these countries. General industrial development is also requiring more and more gas in all applications;
- energy and environmental issues are generating strong demand for industrial gases:
  - increasingly restrictive regulations on sulphur content in refined petroleum fuels, increasingly heavier raw material sources and the need to replace ageing hydrogen production capacities, are driving a greater willingness by Refiners to outsource their hydrogen requirements. This represents a significant growth opportunity for the industrial gas industry,
  - better conversion of hydro carbons into higher value added end products, eg. coal gasification to produce chemicals or synthetic fuels will increase the demand for Oxygen over the coming decade and beyond,
  - such alternative energy solutions also offer the opportunity to provide cleaner solutions through the sequestration of CO_2 or its recycling via enhanced oil recovery projects,
  - further ahead, more potential for industrial gas consumption will come from the development of hydrogen fuel cell technology to supplement or replace fossil fuels for motor transportation and electricity supply in remote places;
- in Healthcare, pressure on Medical care budgets is driving the development of the homecare model as a more economic patient care option. Increasing awareness of respiratory pathologies is providing opportunities for new innovative therapies including therapeutic gases for pain management, cardio-vascular surgery and anaesthetics;
- technological advances and new product applications in the electronics industry are providing opportunities for innovative gas applications, products and services, particularly in Asia.

Air Liquide is best placed to take advantage of this exciting phase given the Group's presence in 72 countries and its enlarged portfolio of technologies.

2. Ambition and Strategy

Against this background, the Group's ambition is to be the recognised industry leader, determined by:

- developing leading market share positions in key markets;
- its ability to create and develop new markets with innovative applications using new technologies;
- delivering sustained superior financial performance and shareholder returns;
- respecting social and environmental responsibilities.

To achieve this ambition, Air Liquide elaborated throughout 2007 and launched in February 2008, **the ALMA program**, which should allow the Group to accelerate growth and continue to improve its competitiveness in the next few years.

ALMA reasserts the major strategic initiatives announced in 2007 and integrates under one umbrella different projects aimed at directly improving performance and also at transforming collective and individual practices within the Group.

Four strategic levers provide the backbone of the Group's development:

- **build Leadership Positions** in key markets and expand in new emerging economies;
- **drive innovation** to provide customers with competitive and enhanced solutions;
- **deliver efficiency** to enhance growth by leveraging its technical, procurement and logistics know-how across all regions;
- **develop Talent**: to supply the needs of the countries and business lines with competent and motivated teams.

3. Research & Development (R&D) and Engineering & Construction

During 2007 the Group took a number of very significant steps to boost its capabilities in these domains which are critical to industry leadership.

In July a new R&D centre was opened in Delaware in the US which will focus on hydrogen energy and medical gases. The Center is designed to give fresh momentum to the Group's R&D and technology operations around the world. It will benefit from the dynamic US market and will employ 150 research and development personnel with over 14 different nationalities.

At the end of July the Group completed the acquisition of the Lurgi engineering business based in Frankfurt, with significant locations in the U.S. and India. With 1300 employees, Lurgi has leadership positions in the technologies of gasification, hydrogen and synthetic gases, and in renewable energy solutions such as biofuels and bio-mass. These technologies are at the heart of the major energy opportunities over the coming decade and beyond. They will play a major role in enhancing Air Liquide's credentials in delivering innovative competitive solutions and enable the Group to accelerate the development of the Large Industries Business Line.

The Group's engineering capacity has been doubled. Order intake, defined as the value of orders from the Group and from third parties during 2007, was over 1.6 billion euros. Orders in hand, which represents the value of orders under construction is over 4.9 billion euros at the end of 2007. Over and above Air Liquide's traditional ASU reputation, the Group has gained recognition for its expertise across the Energy and Environment markets.

4. Creation of World Business Lines

In 2007, World Business Lines (Large Industries, Industrial Merchant, Healthcare and Electronics) were created to define business line strategy, optimise resource allocation, investment decisions and accelerate the deployment of innovation. At the same time, certain local teams are being regrouped into clusters in order to generate synergies and reduce costs.

5. Growth objectives

The Group's accelerated growth ambitions have been developed market by market and these have been translated into specific Business Line objectives for the period 2007-2011.

A. LARGE INDUSTRIES – CAGR +8 to 15%

The accelerated growth ambition for the Large Industries business line is driven by two major market-related factors:

- the rapid development by emerging economies in steel, basic chemicals and refining capacities, to meet demand within their own economies but also to compete in global markets on the basis of their competitive advantages;
- the increased motivation to find alternative energy solutions to reduce the environmental impact, and respond to diminishing oil reserves.

This market opportunity will require new technologies, competencies and engineering capabilities. Furthermore the size of individual projects to meet these new demands will be significantly greater than historic levels.

B. INDUSTRIAL MERCHANT – CAGR +4 to 6%

The increasing weight of the Group's presence in faster growing emerging countries will accelerate growth potential in this business line. By combining investments with those of Large Industries where possible, the Group will be able to develop geographic presence more rapidly and gain asset productivity. In mature economies, the Group will seek to drive efficiency from the creation of regional platforms and redeploy resources to faster growing segments such as energy, including photovoltaic (solar panels), where innovation is a key differentiator. New liquid capacities will be installed to meet new demand both in mature and emerging economies.

C. HEALTHCARE – CAGR +8 to 12%

The homecare and specialist hygiene markets are growing rapidly driven by the recognition that treating patients at home is a more economic alternative to hospital care, recognition of new therapies to treat respiratory pathologies, and increased hygiene concerns such as nosocomial diseases in hospitals and surgeries. Growth in the homecare markets will be accelerated by small acquisitions in an industry which is still highly fragmented. Emerging economies also offer an important opportunity to develop business outside Air Liquide's historical European business. For hospital gases, the accelerated growth opportunities lie in therapeutic gases where new solutions have been developed to treat pain management and anaesthesia.

D. ELECTRONICS – CAGR +8 to 12%

Innovation is key to the development of this industry. The vast majority (80%) of worldwide semiconductor capacity is in Asia. Having taken full control of operations in Japan and Singapore, the Group is now at liberty to develop a truly regional electronics business platform in Asia. It will be able to leverage technology and service capabilities across the zone, accompanying key customers in their developments. During 2007, Air Liquide also signed new contracts for the first new semiconductor fabs in Russia and India.

COMPETITION

The worldwide industrial and medical gas consumption is split between self-production and outsourced production. Of the four global industrial gas companies, two are European, Air Liquide and Linde Group, and two are American, Air Products and Praxair. A number of regional players exist, such as Taiyo Nippon Sanso (in Asia), Airgas (in the US) and Messer (in Eastern Europe). Several new competitors are emerging in developing countries such as Hang Yang in China and Cryogenmash in Russia. Numerous small players are also present in local markets.

Self-production remains significant: it concerns some 80% of the hydrogen production and 40% of the oxygen production worldwide. The potential to convert self-production into over-the-fence supply (OTF) from industrial gas companies represents a major growth opportunity for the Large Industries business line of the Group. Industrial Merchant is a local business, as transport costs, relative to gas prices, limit a player's operating area to 150-200 km around its production unit. This market thus includes numerous small local competitors. In Electronics, the market is more concentrated with two co-leaders: Air Liquide and Air Products. Finally, in Healthcare, all gas players provide hospitals with oxygen, but few are present on the promising therapeutic gas market. In the higher growth segments such as homecare and hygiene, the market remains fragmented with limited presence of the four global payers, providing acquisition opportunities for the Group.

2007 Performance

2007 HIGHLIGHTS

In a good market environment, Air Liquide delivered solid growth, with increasing margins and ROCE. Strategic steps were taken to better position the Group to achieve its mid-term objectives.

Industrial end markets remained strong during the year with higher oil and raw material prices and massive investment in emerging markets, particularly in China. The homecare business continued to develop in all countries in which the Group is present.

The key highlights of the year were:

- **growth in all World Business Lines and in all regions:**
  - Asia is providing strong growth in all business lines,
  - broad European business mix delivered good growth,
  - the Americas showed good growth in Industrial Merchant in the US and Latin America while Large Industries US showed more modest growth in the absence of any start-ups;
- **strategic acquisitions:**
  - the minority interests in the Japanese, Singapore, Thai, Vietnamese and Brunei joint-ventures were acquired, enabling the Group to reengineer its organisation for development across the Asia-Pacific region,
  - the acquisition of Lurgi engineering increases the Group's engineering capacities by adding three complementary technologies: hydrogen, gasification and bio-fuels,
  - several companies in the homecare market give Air Liquide the leading position in Germany. Air Liquide entered the UK market, taking the Number 2 position and made a first move into the Chinese market;
- **significant increase in total capital expenditure and investment decisions:**
  - 1.4 billion euros of industrial capital expenditure and 1.3 billion euros of acquisitions,
  - record investment decisions at more than 2.1 billion euros, which will drive the capital expenditure over the next two years and the revenue growth from 2010 onwards;
- **creation of World Business Lines,** which provide strategic guidance and resource management across geographies.

2007 Group sales grew by +7.8%, to 11.8 billion euros, with an acceleration quarter by quarter, rising from +5.2% in 1st quarter to +10.4% in 4th quarter on a comparable basis, driven by solid underlying growth and the contribution from the small acquisitions during the year.

Due to the final year of the OPAL productivity programme (2005 – 2007), the Gas and Services OIR margin increased by +50 basis points to 18.1%. At Group level OIR margin remained stable at 15.2% due to the mix effect of greater engineering sales after the acquisition of Lurgi, in the second half. Net profit increased by +12.1% to 1.1 billion euros.

Total capital expenditure including acquisitions reached 2.7 billion euros more than twice the 2006 level. Dividends and share buy-backs represent a return to shareholders of nearly 1 billion euros, up +60% over 2006. Consequently, net debt increased to 4.7 billion euros resulting in an increased gearing of 72%. The return on capital employed after taxes amounted to 12.3%, against 11.9% in 2006.

In light of the Group's solid performance in 2007 and strong growth prospects, the Board of Directors has proposed the payment of a dividend of 2.25 euros per share, an increase of +12.5%.

In millions of euros	2005	2006	2007	2007/2006 Published % change	2007/2006 Comparable % change*
Revenue	10,435	10,949	11,801	+7.8%	+7.6%
of which Gas and Services	9,148	9,628	9,999	+3.8%	+7.1%
Operating Income recurring	1,518	1,659	1,794	+8.1%	
Operating Income recurring margin	14.5%	15.2%	15.2%		
Net profit (Group share)	933	1,002	1,123	+12.1%	
Net profit per share *(in euros)*	3.93	4.17	4.69	+12.5%	
Dividend per share *(in euros)*	1.75	2.00	2.25	+12.5%	
Funds from operations	1,805	1,889	2,054	+8.7%	
Return on capital employed – ROCE after tax	11.7%	11.9%	12.3%		
Gearing	60%	53%	72%		

* *Comparable: excluding impact of currency, natural gas and, at the Group level, the Lurgi acquisition scope effect.*

2007 INCOME STATEMENT

1. Revenue

In millions of euros	2005	2006	2007	2007/2006 Published % change	2007/2006 Comparable % change*
Gas and Services	9,148	9,628	9,999	+3.8%	+7.1%
Engineering & Construction	419	380	831	+118.7%	+27.3%
Other Activities	868	941	971	+3.3%	+4.1%
TOTAL REVENUE	**10,435**	**10,949**	**11,801**	**+7.8%**	**+7.6%**

* *Comparable: excluding impact of currency, natural gas and, at the Group level, the Lurgi acquisition scope effect.*

All revenue growth figures in the text below are on a comparable basis, excluding currency, natural gas impact and Lurgi scope effect.

A. GROUP

Group revenue reached 11,801 million euros in 2007, up +7.8% on an as published basis. Excluding the currency impact, revenues were +10.8%, boosted by the contribution from the acquisition of Lurgi. Excluding these effects, revenue increased +7.6%, **with an acceleration of sales growth quarter by quarter** from +5.2% in the Ist quarter to +10.4% in the 4th quarter.

Gas and Services revenue grew by **+7.1%** to **9,999 million euros**. Growth was particularly strong in Asia, except in Japan. In Europe, its mix of business enabled the Group to deliver good growth. In the Americas, the increase in revenue remained strong in Industrial Merchant in the US and in Latin America. However, growth in Large Industries US was more modest, in the absence of new start-ups.

Including five months of consolidation of Lurgi, **Engineering and Construction** revenue increased to **831 million euros**, compared to 380 million euros in 2006. All engineering facilities worldwide have been running at a high level of activity throughout the year, and new capacities are under development especially in China. **Other activities** revenue amounted to 971 million euros in 2007, up +4.1%.

B. GAS AND SERVICES

Revenue *In millions of euros*	2005	2006	2007	2007/2006 Published % change	2007/2006 Comparable % change*
Europe	4,824	5,171	5,452	+5.4%	+5.8%
Americas	2,548	2,568	2,517	-2.0%	+4.6%
Asia-Pacific	1,613	1,715	1,851	+7.9%	+14.5%
Middle East and Africa	163	174	179	+2.8%	+12.0%
Gas and Services	**9,148**	**9,628**	**9,999**	**+3.8%**	**+7.1%**
Industrial Merchant	4,154	4,364	4,439	+1.7%	+4.8%
Large Industries	2,744	2,922	3,024	+3.5%	+7.1%
Healthcare	1,395	1,478	1,592	+7.7%	+8.7%
Electronics	855	864	944	+9.3%	+16.6%

* *Comparable: excluding impact of currency and natural gas.*

By geographical area

Europe

Revenue was **5,452 million euros, +5.8%**, with good progress in all activities.

Industrial Merchant growth was **+3.6%**, driven mainly by volume increases in Germany, which benefited from a strong economic environment. In France and Spain, the activity remained stable, while in Italy the activity was slower in the fourth quarter. Machines and metal fabrication, automotive, food processing, the photovoltaic market and shipyards were the main market drivers. The acquired Linde UK business, consolidated for seven months in 2007, also supported the growth, compensating the sale of the Metrology activity in 4th quarter.

Large Industries posted a **+7.1%** growth in 2007, boosted in the second semester by the start-up of a major Air Separation Unit in Russia. Throughout the year, high utilization rates of customers in the Ruhr industrial basin in Germany and ramp-ups of medium sized hydrogen units in Southern France and Italy also contributed to the good performance.

Healthcare revenue progressed by **+8.4%**, driven by double digit growth in homecare and hygiene and the consolidation of small acquisitions: five entities in Germany and two acquisitions in the UK, including Allied Respiratory in October. The performance of the hospital activity has also improved due to good volumes, with firmer pricing in Southern Europe.

Electronics revenue increased by **+4.1%**, with a good progression of carrier gases due to a ramp-up in Germany and a high level of activity in France and Italy. Equipment and Installations (E&I) sales remained strong throughout the year.

Americas

Revenue for the Americas was **2,517 million euros**, up **+4.6%**, mainly driven by Industrial Merchant, as there was no major start-up in Large Industries in 2007.

Industrial Merchant revenue progressed by **+5.5%**, with strong growth in the mining industry. The demand in the US has remained strong during the year, with an acceleration of sales growth quarter by quarter. There has been strong pricing due to capacity shortages. New capacities coming on stream will address these shortages. South America continued to develop strongly, driven by Brazil.

Large Industries recorded a modest rise of **+2.4%** with no start-up during the period. After three quarters of low growth, chemical customers ran at a high capacity level in the fourth quarter, probably driven by export sales. This boosted gas sales throughout the Group's Gulf Coast pipeline system.

Healthcare revenue progressed by **+6.5%**, driven by double digit growth in the hospital business both in the US and in South America. In the US, volumes, prices and the healthcare business of Scott Specialty Gases acquired in Q4 supported the growth. South America was driven by volumes. The performance in Canada was stable.

The growth in **Electronics** revenue was **+10.4%**, supported by the start-up of a customer's fab increasing carrier gases, ESG and services sales.

Asia-Pacific

With revenue of **1,851 million euros**, Asia-Pacific grew **+14.5%**, reflecting the mix of a strong development in booming emerging markets (**+24.2%**), especially China (up by more than 59%), and of a more modest progression in Japan (**+6.8%**).

Industrial Merchant was up **+5.9%**. Activity remained stable in Japan in the second half due to the softening of the economy after growth in the first half. Emerging Asia continued to develop strongly with new liquid capacities starting up progressively, especially in China.

Large Industries continued to record substantial growth (**+21.7%**), mainly driven by Chinese ramp-ups and strong activity in Singapore. The next phase of start-ups in China will come at the end of 2008. New contract signing activity in China was at record levels in 2007, accounting for 20% of total Group investment decisions.

Electronics activity recorded high growth in 2007, up **+22.9%**, with a strong acceleration in the second half. Carrier gases are the biggest contributor to this performance with 5 start-ups in 2007 in South Korea, Japan, China and Singapore (each above 5 million euros of investment). In specialty gases, sales were up double digit, with a strong growth in Japan and Silane demand remaining high throughout the region. 2007 was a good year for equipment and installation sales. The sales progression was also helped by the full consolidation of the Singapore operations and of TNA, the Japanese joint-venture for analytical services with Toshiba, created at the end of 2006.

Middle East and Africa

Middle East and Africa revenue reached **179 million euros**, and continued to record **double digit growth**. This performance was driven by dynamic Industrial Merchant activity in South Africa and Large Industries in Egypt.

Analysis by geographical area

GAS AND SERVICES REVENUE BY GEOGRAPHICAL AREA


18%
Asia-Pacific
25%
Americas
2%
Middle-East and Africa
55%
Europe

By activity

The Group operations are managed by geography and coordinated at business lines level. The explanations by business lines are therefore provided on an indicative basis.

The **Industrial Merchant** activity, with revenue of **4,439 million euros**, or **44% of Gas and Services sales**, posted growth of **+4.8%**, within our mid-term objectives of +4% to +6%. In 2007, the growth was driven by the Americas (+5.5%) and Asia (+5.9%), with a boost from emerging Asia. In Europe, growth was good in Germany and activity was stable in France.

Revenue for the **Large Industries** activity, at **3,024 million euros**, or **30% of Gas and Services sales**, posted growth of **+7.1%**, mainly due to project ramp-ups in Europe and China, with only few start-ups in 2007, the major ones being a new Air Separation Unit in the second half in Russia, and a hydrogen plant in Italy in the first half. Hydrogen remains a growth driver (+9%), representing 30% of Large Industries revenue, or 911 million euros. The Group is on course to achieve 2008 revenue above one billion euros in its hydrogen activity. Customer markets, primarily steel, chemicals and refining, remained well oriented in 2007, boosted by the investment activity in emerging markets.

Healthcare, with revenue of **1,592 million euros**, or **16% of Gas and Services sales** was up **+8.7%**, within the range of our mid-term objectives of [+8% to +12%]. European revenues, representing 81% of Healthcare sales, increased by +8.4%. The main drivers remain homecare and hygiene. Air Liquide's involvement in the homecare market consolidation in 2007 also contributed to the growth, with the acquisition of five companies in Germany positioning the Group number one on that market, and with the successive acquisitions in the UK of the Linde activities in the second quarter (30% of business being in healthcare) and of Allied Respiratory in October. As a result, the Group has now a number two position in that market. Outside Europe, the Group entered the homecare market in China with the acquisition of the HongKong based Celki International.

Revenue for the **Electronics** activity reached **944 million euros**, **10% of Gas and Services revenue**, and up **+16.6%**, with an acceleration in the second half. Like in 2006, the growth is being driven by recurring sales, particularly carrier gases, which benefited from the start-up of 7 units (over 5 million euros investment each), mainly in Asia, and the ramp-up of the 5 units (over 5 million euros of investment each) started up in 2006. Asia continues to be the strong driver, representing more than 60% of this activity's revenue. In that respect, the acquisition of the minorities of our Japanese and Singaporean joint-ventures was strategic to free up our capacity to accompany the growth in the region, by combining and moving resources freely across the region.

Sales split in each World Business Line

INDUSTRIAL MERCHANT


31%
Materials-Energy
28%
Automotive-Manufacturing
10%
Technology-Research
15%
Food-Pharmacy
16%
Craftsmen-Distributors

2007 revenue: 4,439 M€
44% of 2007 G&S revenue

LARGE INDUSTRIES


14%
Cogeneration
2%
Other
30%
H2/CO
54%
Air gases

2007 revenue: 3,024 M€
30% of 2007 G&S revenue

HEALTHCARE


41%
Homecare
37%
Medical gases
5%
Equipment
17%
Hygiene

2007 revenue: 1,592 M€
16% of 2007 G&S revenue

ELECTRONICS


30%
Electronics specialty gases & liquid chemicals
32%
Carrier gases
25%
Equipment & installations
13%
Services

2007 revenue: 944 M€
10% of 2007 G&S revenue

CAPITAL INTENSITY

Capital intensity is the ratio of capital required to generate one euro of revenue. This capital is either invested into industrial assets (production units, storage, trucks, etc.), or used as working capital to finance the development of the activities.

Capital intensity on new projects varies significantly from one business line to another:

- **air gases production in Large Industries** is highly capital intensive with a capital intensity **between 2 and 3**;
- **Industrial Merchant** capital intensity to launch a new market position is **between 1.5 and 2**;
- **Hydrogen and Cogeneration** have lower capital intensity of approximately between 1 and 1.5, due to relatively high proportion of natural gas pass-through in revenues. It varies with the evolution of natural gas prices;
- **Electronics and Healthcare** have a capital intensity around 1, depending on product mix.

Whatever the capital intensity, Air Liquide's objective is to achieve, over the long-term, **after tax return on capital employed (ROCE) close to 12%.**

Because of the differences in capital intensity among the various Group activities, **margins will vary accordingly.**

C. ENGINEERING AND CONSTRUCTION

The Engineering and Construction revenue grew by +118.7% to 831 million euros in published variation, due to the consolidation of 5 months of Lurgi. On a comparable basis, the revenue increased by +27.3%, driven by a growing market in emerging economies. Capacities worldwide are fully loaded. 2007 third-party and Group order-intake reached 1.6 billion euros, 100% of annualized 2007 sales, and total orders in hand amounted to 4.9 billion euros, representing 3.3 years of total sales at year end.

Engineering order intake breakdown

TOTAL 2007 ORDER-INTAKE BREAKDOWN


11%
Traditional Energy
11%
HyCO
63%
ASU
8%
Alternative Energy
7%
Renewable Energy

NB : - includes third party and internal order-intake. ;
- on a proforma basis with 12 months of Lurgi.

Engineering glossary

- **Orders in Hand** represent the sum of the initial contracts value of all Group and third party contracts managed by the Engineering & Construction entities, excluding contracts under warranty.
- **The Order Intake** represents the sum of the initial contracts value of all Group and third party contracts which entered into force during the period.
- **ASU**: Air Separation Unit.
- **HyCO**: SMR units, CO Cold Boxes, Hydrogen PSA for purification.
- **Traditional Energy**: plants built in the refining and basic petrochemical area.
- **Alternative Energy**: plants based on natural gas or coal (such as Methanol and Methanol To Propylene plants, gasification projects) as well as gas cleaning units (Rectisol).
- **Renewable Energy**: biodiesel, bioethanol plants as well as oleochemical units.

D. OTHER ACTIVITIES

Revenue *In millions of euros*	2005	2006	2007	2007/2006 Published % change	2007/2006 Comparable* % change
Welding	512	563	598	+6.2%	+6.4%
Chemicals	212	226	227	+0.2%	+0.2%
Diving & others	144	152	146	-3.1%	+1.6%
Other activities	**868**	**941**	**971**	**+3.3%**	**+4.1%**

* *Comparable: excluding impact of currency, natural gas and, at the Group level, the Lungi acquisition scope..*

Welding revenue grew by +6.4% in 2007, with strong growth in the first semester driven by both consumables and durables throughout Europe. The growth was impacted in the second semester with lower demand in Central Europe due to bad weather conditions and a tougher year on year comparison with a record high in equipment sales in 4th quarter4 2006.

2. Operating Income Recurring

Operating income recurring amounted to **1,794 million euros**, up **+8.1%**. Its margin (operating income recurring as a percentage of revenue) was **15.2%**, stable vs 2006, due to the mix effect of higher Engineering and Construction sales within the total Group.

Gas and Services recurring operating margins continued to progress, up +50 pts to 18.1%. Continued efficiency measures contributed to the margin improvement.

2007 was the last year of the OPAL program launched in 2005 to improve productivity and competitiveness. In 2007, 170 million euros of efficiencies were delivered, which brings the total to over 400 million euros for the 3 years of the program. Efforts were focused on four major axes in 2007:

- *energy efficiency*: major examples of actions taken include further operational efficiency of Large Industries' units through wider implementation of SCADA, an internally developed industrial IT system, and investments in some hydrogen production units with special burners allowing a switch to less expensive fuel gases;
- *procurement* remained a major focus. Significant savings in transportation and distribution of our products in Industrial Merchant and sourcing of traded goods in welding and electronics were the main contributors with a sustained effort on general expenses;
- *restructuring*: several reorganizations were launched or further pursued following the one in France and Italy, such as the implementation of the Iberian and Scandinavian platforms with shared resources and management in sales, marketing, procurement, IT, HR, finance, technology and project management. In both cases, logistics were reorganized with the implementation of cross border deliveries. The European headcount was reduced by 150 in 2007, and by 490 over the 3 years of OPAL. In Canada, the reduction of regions from 11 to 4 was part of a strong reorganization of the Industrial Merchant operations;
- *operational efficiency*: various initiatives were taken either locally, such as construction and start-up of several standard liquefiers in South East Asia to reduce the cost of capital, use of new techniques to reduce helium losses during trans-fillings or more globally with implementation of logistics optimization software and cylinder tracking systems.

OPAL has initiated a long term approach to sustained improvement within the Group. Over the 3 year period, project management has been progressively introduced into the program. Many of the individual OPAL projects that have successfully brought about structural changes in some regions have now become pilot projects that can be deployed on a wider scale.

A. GAS AND SERVICES BY GEOGRAPHICAL AREA

G&S OPERATING INCOME RECURRING BY GEOGRAPHICAL AREA


25.9%
19.4%
16.6%
15.8%
1,056
417
292
46
Europe
Americas
Asia-Pacific
Middle-East and Africa
Operating Income recurring in million of euros
Operating Income recurring margin in %

In **Europe, operating income recurring** at **1,056 million euros**, was up +5.3%, with a stable margin at **19.4%**. The margin has improved in France due to the OPAL restructuring. Pricing pressure continued in Healthcare in Southern Europe. The mix effect of an increasing share of hydrogen production is continuing to change the structure of Large Industries margins.

Operating income recurring for the **Americas** grew +5.5% to **417 million euros**. The operating margin increased +120 basis points to **16.6%**, primarily reflecting the price increases in Industrial Merchant in the US, and pricing and productivity in Latin America.

In **Asia-Pacific, operating income recurring** reached **292 million euros**, up +16.3%. The margin increased +120 basis points to **15.8%** mainly due to productivity gains resulting from the synergies generated from a more integrated organization.

B. ENGINEERING AND CONSTRUCTION

Engineering and Construction operating income recurring reached 31 million euros, up +97.9%, due to the significant increase in capacity utilization.

C. OTHER ACTIVITIES

The Other Activities operating income recurring totaled 117 million euros, up +9.2%. R&D and corporate costs amounted to 165.5 million euros, up +5.3% relative to 2006.

3. Net earnings

Net financial costs and other financial income and expenses totalled **234 million euros**, versus 198 million euros in 2006, reflecting the financing of the acquisitions completed in 2007 and of the share buy-back program launched in 2007 (see page 47).

Average **cost of debt** improved from 4.6% to **4.5%**, resulting from a better country mix, with a higher share of Japanese yen debt, despite the increase of the interest rates in Europe.

Profit from associates was **27 million euros in 2007**, stable versus 2006.

The **effective tax rate** amounted to **26.5%**, down 220 bps versus 2006. The Group benefited this year from a lower tax rate in Germany, and from low capital gains tax rate on the Malaysian and Hong Kong divestitures in the first half.

Minority interests totaled 47 million euros, down -32.8% compared to 2006. This reduction is primarily explained by the repurchase of the 45% of minority interests in the Japanese subsidiary beginning of March.

Overall, the **net profit (Group share)** reached 1,123 million euros in 2007, up +12.1%.

Net profit per share totaled **4.69 euros**, up **+12.5%**. The average number of shares outstanding used for the calculation of net profit per share as of December 31, 2007 was 239,223,974.

Evolution of the number of shares

(adjusted for the share division by two on June 13, 2007)

	2006	2007
Average number of shares outstanding [a]	**240,077,134**	**239,223,974**

(a) *Used for the Earning Per Share calculation.*

Number of shares 31/12/2006	**242,298,378**
Stock options	1,636,982
Reduction in capital	(5,090,650)
Number of shares 31/12/2007 [b]	**238,844,710**

(b) *Including 2.2 million treasury shares.*

2007 CASH FLOW AND BALANCE SHEET

In millions of euros	2005	2006	2007
Funds provided by operations before changes in working capital	**1,805**	**1,889**	**2,054**
Changes in working capital	5	(109)	94
Others	(90)	(13)	(46)
Net cash from operating activities	**1,720**	**1,767**	**2,102**
Distributions	(476)	(479)	(530)
Purchase of tangible, intangible and financial assets	(1,051)	(1,201)	(2,668)
Other items	281	105	200
Net before financing	**474**	**192**	**(896)**
Increase in capital stock	78	108	91
Purchase of treasury shares	(60)	(131)	(534)
Other	(219)	124	126
Change in net indebtedness	**273**	**293**	**(1,213)**
Net indebtedness at end of period	(3,740)	(3,447)	(4,660)
Debt to equity ratio at end of period	60%	53%	72%

1. Funds from operations

Funds from operations before changes in working capital requirements rose by +8.7% in 2007. After positive changes in working capital, the net cash from operations rose by +19.0% to 2,102 million euros.

2. Changes in working capital

Working capital fell by 94 million euros in 2007, despite the growth in activity. The ratio of working capital (excluding tax) to revenue was improved significantly during the year to 8.9% relative to 12.5% at the end of 2006, due to the contribution of the positive working capital of the Engineering & Construction activities and cash management initiatives.

3. Payments of investments

Total investments reached 2.7 billion euros in 2007, of which a record 1.4 billion euros of industrial capex and 1.3 billion euros in acquisitions.



INDUSTRIAL AND FINANCIAL CAPEX
(In millions of euros)


Financial (acquisitions)
Industrial
747
75
2003
901
123
2004*
IFRS
975
76
2005
1,128
72
2006
1,359
1,308
2007

* Excluding the acquisition of the assets of Messer.

A. ACQUISITIONS

Following the merger of BOC and Linde in 2006, Air Liquide bought out the 45% minority interest in Japan Air Gases (JAG) for 581 million euros and restructured its South East Asian joint-venture holdings by acquiring those in Singapore, Thailand, Vietnam and Brunei and selling those in Malaysia and Hong Kong. The net cash out was 275 million euros. This has freed up the Group's capacity to develop its activity across the region, follow clients, invest, mutualize and move resources across the region. The development potential of Air Liquide's activities in the region has thereby been enhanced significantly.

Air Liquide also acquired Linde's UK activities for an enterprise value of 105 million euros considerably boosting its presence with Industrial Merchant and homecare operations in that country.

In July, the Group acquired Lurgi, the engineering company, recognised notably for its expertise in hydrogen, gasification and bio-fuels. Lurgi will considerably complement the Air Liquide Air Separation technology and accelerate the Group's capacity to invest. The enterprise value was 200 million euros.

The Group also made several acquisitions in the homecare market. Five companies with a total of 15,000 patients were acquired to strengthen its position in Germany and become Number 1 in that market. In the UK, two significant steps were made during the year, raising our position to number 2 in the market: Linde UK (mentioned above) gave the Group a presence and facilitated the acquisition of Allied Respiratory in September for 51 million euros in cash. A first step was also made into China, expected to be a major market for homecare in the next two decades with the acquisition of Celki International, based in Hong Kong.

Finally, in November, the Group acquired Scott, a leading company in the speciality gases market in the US, with a recognised brand name, to boost the Group's presence in a faster growing segment of the US cylinder market. Scott annual revenues amount to 88 million USD.

B. INDUSTRIAL CAPEX

As a result of the +27% increase in investment decisions in 2006 and +42% in 2007, industrial capital expenditure rose by +20.5% to 1,360 million euros. There was a significant acceleration in the second half, up +23% against the previous year, as the large contracts signed during 2006 started to be built. Major start-ups in 2007 were a Russian air separation unit and one hydrogen plant in Italy. In 2008, the major start-ups include a hydrogen unit in Antwerp, a large cogeneration plant in Rotterdam, and 6 air separation units in China.

The geographical breakdown of industrial capex below shows a much larger share in emerging markets in 2007. Total capital expenditure in China alone was 150 million euros, or 11% of the total. The share of Asia-Pacific grew from 21% in 2006 to 25% in 2007.

In %	2006	2007
Europe	54%	48%
Americas	23%	23%
Asia-Pacific	21%	25%
Middle-East and Africa	2%	4%



4. Dividend

At the annual General Shareholders' Meeting on May 7, 2008, a dividend of 2.25 euros per share will be proposed to shareholders for fiscal year 2007.

This represents a pay-out ratio of 49.1% of consolidated net profit.

Dividend per share: **2.25€, +12.5%.**

DIVIDEND PER SHARE OVER 10 YEARS


0.79€
0.86€
1.09€
1.17€
1.32€
1.32€
1.59€
1.75€
2€
2.25€
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Dividends for previous years are adjusted to take into account bonus share issues and 2007 share division by two on June 13, 2007.

AVERAGE ANNUAL GROWTH RATE OVER 10 YEARS

Dividend per share: +12.4%

Total shareholder return: +12.7%

AT YEAR END 2007

Dividend yield: 2.2%

TOTAL SHAREHOLDER RETURN OF AN INVESTMENT IN AIR LIQUIDE SHARES

Total shareholder return (TSR) is the annualized rate of return for shareholders who purchased a share at the beginning of the period and sold it at the end of the period, including the contribution from both the share price performance and dividends paid (including tax credit), assuming that the dividend is immediately reinvested in shares. The TSR is calculated by adding the dividend yield (dividend/share price) to the capital gain (capital gain over the period/initial share price).

5. L'Air Liquide S.A. parent Company figures

L'Air Liquide S.A. net earnings reached 574 million euros, compared to 548 million euros in 2006.

6. Share buy-back program

During 2007, in line with the financing strategy announced in July, Air Liquide considerably increased its share buy-back program in order to optimize its balance sheet. In 2007, the Company bought back **5,731,059*** shares, at an average price of 92.17* euros, for a total cost of **528 million euros**. This represents 2.4% of the capital of the Group, in line with the announced share buy-back program of 2 to 2.5% per annum. Including shares acquired as part of the liquidity contract (initiated in January 2007), the total cost was 534 million euros.

At the same time, 1,636,982* new shares were issued for stock option subscriptions during the year.

* *Adjusting for share split on shares bought before June 13, 2007.*

7. Net indebtedness

As a result of all the above factors, net indebtedness increased during 2007 by +1,213 million euros to 4,660 million euros at December 31, 2007.

8. Net indebtedness/equity

The net debt to equity ratio increased to 72% at December 31, 2007, reflecting the significant increase in investment and the share buy-back program, notwithstanding the strong cash flow generated by the ongoing business.

9. ROCE

The return on capital employed after (ROCE) tax (as defined in note (i) page 55) was 12.3%, up from 11.9% in 2006.

10. Effect of the acquisitions

The impact of the 2007 acquisitions on the balance sheet was principally to increase goodwill by a total of 1,138 million euros, including 472 million euros for JAG and 315 million euros for Lurgi.

FUNDING POLICY

1. Funding policy

The Group's funding policy is based on the following principles:

- diversification of funding sources and spreading of debt maturities in order to minimize refinancing risk;
- backing of commercial paper with confirmed lines of credit;
- hedging of interest rate risk to ensure that funding costs are in line with long-term investment decisions;
- funding of investments in the currency of the operating cash flows generated, in order to create a natural foreign exchange hedge;
- centralization of funding and excess cash, via Air Liquide Finance, except in regions where the Group has estimated that the local risk level is too high or if such centralization is not suitable due to market conditions.

Notes 26 and 29 to the financial statements for the year ended December 31, 2007 describe in detail the characteristics of the financial instruments used by the Group as well as the debt structure.

1.1. DIVERSIFYING FUNDING SOURCES

Air Liquide diversifies its funding sources by accessing various debt markets: commercial paper, bonds and banks. Air Liquide relies on short-term commercial paper: in France, through two French Commercial Paper programs up to a maximum of 3 billion euros, and in the United States, through a US Commercial Paper program (USCP) up to a maximum of 1.5 billion US dollars. To cover liquidity risk relating to the refinancing of commercial paper maturities and in accordance with the Group's internal policy, outstanding commercial papers are backed up with confirmed lines of credit.

In addition, Air Liquide can issue long-term bonds through its Euro Medium Term Note (EMTN) program up to a maximum of 4 billion euros. At the end of 2007, outstanding notes under this program amount to 2.5 billion euros (nominal amount), of which 900 million euros were issued in 2007 to finance the Group's acquisitions. The Group also obtains funding through bank debt (loans and lines of credit) and private placements.

Note 26 to the financial statements breaks down Group indebtedness, in particular by instrument type and currency.

1.2. NET INDEBTEDNESS BY CURRENCY

	2005	2006	2007
EUR	70%	72%	64%
USD	21%	20%	16%
JPY	5%	5%	15%
Others	4%	3%	5%
TOTAL	**100%**	**100%**	**100%**

Investments are funded in the currency of the cash flows generated, thus creating a natural foreign exchange hedge. Air Liquide's debt is mainly in euros, US dollars and yen, which reflects the weight of the euro and yen zones as well as of the United States in the Group's cash flow. The increase in yen-denominated debt reflects the buy-out in December 2006 of the 45% minority share held in Japan Air Gases by Linde.

1.3. CENTRALIZATION OF FUNDING AND EXCESS CASH

To benefit from economies of scale and facilitate capital markets funding (bonds and commercial paper), the Group uses a special-purpose subsidiary, Air Liquide Finance. This subsidiary centralizes the Group's funding activities, essentially in Europe, Asia and North America. As of December 31, 2007, Air Liquide Finance granted, directly or indirectly, 4,113 million euros in loans and received 2,902 million euros in cash surpluses as deposit. These transactions were denominated in 9 currencies (primarily: Euro, USD, JPY and GBP) and extended to approximately 160 subsidiaries.

Because of the currency offsetting positions adopted by Air Liquide Finance, these intra-group funding operations do not generate any foreign exchange risk for the Group. In geographical locations where the Group has estimated that the risk level is too high, and where market conditions permit, the subsidiaries fund themselves independently.

Air Liquide Finance also manages the Group's interest rate risk.

1.4. DEBT MATURITY AND SCHEDULE

To minimize the refinancing risk relating to debt repayment schedules, the Group diversifies funding sources and spreads maturity dates over several years. This refinancing risk is also reduced by the steady cash flow generation from operations.

The graph below represents the debt maturity schedule (except for commercial paper backed up by credit lines). The scale on the left shows the amount of each annual repayment in millions of euros and the scale on the right shows the repayment amounts as a percentage of gross debt. The single largest annual maturity represents approximately 17% of gross debt and therefore, a low refinancing risk.

DEBT MATURITY SCHEDULE
(In millions of euros)


1,000
900
800
700
600
500
400
300
200
100
0
Bonds and private placements
Bank debts and finance leases
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
2008 2009 2010 2011 2012 2013 2014 2015 2016 >2016

The average debt maturity is 4.8 years, reflecting the spreading of debt maturities over time.

The detailed debt maturity schedule is presented in note 26 to the financial statements.

1.5. CHANGE IN NET INDEBTEDNESS

Total net indebtedness increased by 1,213 million euros to 4,660 million euros as of December 31, 2007 from 3,447 million euros as of December 31, 2006. This increase is primarily due to the development of the Group's strategy with 1.3 billion euros of acquisitions made in 2007 and its strong share buybacks policy. Industrial investments grew by +20.5% in 2007 compared to 2006.

In millions of euros	
Net indebtness as of 12/31/2006	**3,447**
Funds from operations after investments, change in working capital and others	565
Financial asset and divested activities disposals	(200)
Distribution of dividends	530
Foreign exchange impact, change in consolidation scope and others	(127)
Purchase of treasury shares (net of capital increase)	443
Variation of minority interest put options	2
Net indebtness as of 12/31/2007	**4,660**


77%
72%
66%
60%
53%
31%
5,000
4,000
3,000
2,000
1,000
0
2003 2004 2005 2006 2007
In %
Net indebtedness/ equity ratio
In millions of euros
Net indebtedness as of December 31
Net indebtedness IFRS as of December 31

The net indebtedness/equity ratio was 72% at the 2007 year-end (compared with 53% at the 2006 year-end). The change in this ratio in 2007 is a result of the increase in the Group's net indebtedness combined with a slight decrease in equity through share buybacks. The equivalent ratio calculated using the US method: net indebtedness/(net indebtedness + shareholders' equity) reached 42% at the end of 2007 compared with 34% at the end of 2006. The financial expense coverage ratio (operating income recurring + share of profit of associates) / (net finance costs) was 10.1 in 2007, compared to 10.9 in 2006.

The average cost of net indebtedness was 4.5% in 2007 compared with 4.6% in 2006. This slight decrease reflects the higher short-term interest rates in Europe in 2007 offset by the increase in the Group's yen-denominated debt.

Cost of net indebtedness is calculated by dividing net finance costs for the fiscal year (197.9 million euros in 2007, excluding capitalized interests) by the year's average outstanding net indebtedness. The latter is calculated using a monthly average. The breakdown is shown in note 26 to the financial statements.

Bank guarantees

In connection with its Engineering activity, which includes Lurgi, the Group grants guarantees to customers that run from the tendering period until the end of the guarantee period. They may incorporate advance payment guarantees and performance bonds. The projects for which these guarantees are granted are regularly reviewed by Management and accordingly when guarantee payments become probable, the necessary provisions are recorded in the consolidated financial statements.

Long-term credit rating

The Air Liquide long-term credit rating from Standard & Poor's changed from "A+/stable" to "A/stable" in 2007, reflecting the Group's accelerated growth. The short-term credit rating from Standard & Poor's remained unchanged at "A-1." Moody's lowered the outlook of Air Liquide's "P-1" short-term credit rating from "stable" to "negative" in 2007. The main indicators analyzed by the rating agencies are the net indebtedness/equity ratio and funds from operations before change in working capital/ net indebtedness. These ratios changed in 2007 due to the development of the Group's strategy.

The Group aims to maintain an A credit rating, in line with its long-term customer relations, while benefiting from favorable funding conditions.

Air Liquide's indebtedness increased in 2007, primarily reflecting the Group's internal growth strategy in promising markets, its consistent and targeted acquisition policy as well as share buybacks for 2.4% of the capital of the Group. With a net debt of 4,660 million euros, the indebtedness ratio reached 72% at the 2007 year-end.

Future outlook and trends

INVESTMENT DECISIONS AND SIGNATURES


INVESTMENT DECISIONS
(In millions of euros)


Industrial
860
1,147
1,141
1,460
2,074
2003
2004
2005
2006
2007

Investment decisions are at the heart of the Group's strategy implementation and combine the needs for:

- development of the business through both internal and external growth;
- improved efficiency and quality;
- safety performance.

Strict discipline drives investment decisions, as they engage the Group over the long term. A dedicated process involving top management is in place to ensure selection of projects to sustain long term growth with a required minimum return on capital employed. The internal rate of return required during the investment approval process (*refer to "investment decisions" insert*) varies with the overall assessment of the risks associated with each project. It is calculated after tax, free of inflation, with depreciation taken straight-line over the duration of the contract, with no terminal value even if Air Liquide remains the owner of the assets and the contracts are often renewed.

The return on capital employed after tax (ROCE) related to a major Large Industries long-term contract will change over the life time of the contract. It is lower in the first 4 to 5 years, due to customer ramp-up in demand, relative to straight-line depreciation over time. Return on capital increases rapidly thereafter (refer to "The theoretical lifespan of a 15-year contract").

- In 2007, **industrial decisions and related contracts signatures** (excluding financial investments) increased to **2.1 billion euros**, **+42%** vs 2006. This significant increase reflects a step change in the project portfolio: market opportunities more than doubled in 2007 versus 2006, increasing both in number and size of projects.

  A record number of projects were signed in 2007: more than 200, including **26 projects of over 10 million euros of investment**, more than 1.6 times the 2006 number, and three large projects over 75 million euros.

  Asia represented more than 43% of investment decisions, amounting to 904 million euros. It includes **357 million euros for China**, more than 2 times the decisions taken in 2006, and bringing the total amount of investment approved since 2004 in China to 681 million euros, well above the 500 million euro objective for the 2004-2008 period. Total investment decisions in **emerging countries** accelerated and accounted for **987 million euros**, more than 2.3 times the 2006 amount.

  Investment decisions in **Large Industries** also amounted to **985 million euros**, mainly in Air Gases (75%). Six major contracts have already been announced: in China with Shagang steel and Dongbei Special Steel Group, in Trinidad and Tobago, in the US Gulf Coast, in Singapore with Neste Oil, and in France with Arcelor-Mittal. Decisions in **Industrial Merchant** activity doubled in 2007, to **702 million euros**, approximately 42% in emerging markets. More than 65% of this new liquid capacity will be fed by new Large Industries' units being installed.

  This acceleration in decisions and signatures has not been achieved at the expense of financial returns. Large industries contracts are signed over 15 years, with take or pay, and energy and inflation pass-through clauses. Minimum returns on capital employed are required for every single project. This is essential to preserve long term profitability and to achieve **the mid term ROCE objective of between 11 and 12%.**

- **Financial investment decisions totaled 938 million euros in 2007**, reflecting the many acquisitions realized during the year. This amount does not include the purchase of the Japan Air Gases minorities which was decided in 2006.



INVESTMENT DECISIONS PROCESS

An investment decision above 2 million euros is subject to a careful evaluation process, undertaken at Group level by the Resources and Investment Committee. Since the beginning of 2007 and the creation of World Business Lines, the Committee is chaired by the member of the Executive Committee who is also the head of the Business Line supporting the project.

Decisions are based on rigorous assessments of individual projects, using the following criteria:

- the location of the contract: the analysis will differ whether the project is based in an industrial basin with high potential, connected to an existing pipeline network, or in an isolated location;
- competitiveness of the site: this is assessed on size, cost of raw materials and access to markets;
- customer risk;
- country risk;
- contract clauses;
- technogical risk.

THE THEORETICAL LIFESPAN OF A 15 YEAR LARGE CONTRACT


Negotiation
Signature
Construction
Commissioning
Sales
Portfolio
Decision
Capex
Start-up
Ramp-up
1 - 2 years
1 year
2 - 3 years
2 - 5 years
100
Revenue
50
50
30
40
50
2006 2007
2007
2008 2009
2010
2011 2012
5 - 7 years

Stage A: the project is followed in the portfolio of potential opportunities during approximately 2 years. Discussions and negotiations are on-going with customer.

Stage B: an investment decision is taken at the signing of a long-term contract.

Stage C: capital expenditures begin as Air Liquide builds the unit for the customer(s) over 18-24 months, sometimes up to 3 years depending on the size of the project.

Stage D: the unit starts up. Sales begin at the Take or Pay level guaranteeing minimum profitability.

Stage E: over the course of the contract term, sales should increase above the Take Or Pay level: this is the ramp-up phase.

Between years five and seven after contract signature, the production unit is already partially amortized, the contract reaches an average return on capital employed after taxes (ROCE) close to 12%, which is in line with Group objectives. In the following years, ROCE continues to increase.

2008 AND MEDIUM TERM OUTLOOK

For Air Liquide, 2007 is a year of significant progress in results, with increased revenue growth quarter after quarter, perfectly illustrating the Group's capacity to combine acceleration in growth and financial solidity.

This good performance is based upon strong geographic positions, particularly in emerging economies, on the consolidation of the Group's presence in growth markets such as hydrogen or homecare, and on the strengthened technology portfolio in the energy and environmental markets, that require significant quantities of oxygen.

Air Liquide has the ambition of being the recognised leader in its sector. Launched in February 2008, the ALMA program, is aimed at accelerating average annual growth to +8-10%, on the basis of an investment program of 10 billion euros, between 2007 and 2011. The ALMA program also includes projects to improve competitiveness, including a cost reduction element of 600 million euros over three years, to maintain a ROCE of between 11 and 12%, during this period of growth.

As a result of this growth phase, the maintenance of a high dividend pay-out and the share purchase programme, the gearing ratio could reach a maximum of 80%.

In the first few months of 2008, Air Liquide is benefiting from healthy demand in most of its markets, which allows the Group to remain confident in its capacity to achieve, at constant exchange rates, double digit growth in net profit in 2008.

Ten year consolidated financial summary

	Notes	1998	1999	2000	2001
Key figures in millions of euros					
Consolidated income statement					
Revenue		6,087.6	6,537.7	8,099.5	8,328.3
of which Gas and Services		5,194.2	5,694.0	7,113.6	7,256.7
Operating Income Recurring	(a)	847.6	935.0	1,116.0	1,177.6
Operating Income Recurring / revenue		13.9%	14.3%	13.8%	14.1%
Net profit (Group share)		515.6	562.7	651.8	701.9
Consolidated statement of cash flows					
Cash flow from operating activities before changes in working capital	(b)	1,156.5 (j)	1,308.4	1,564.3	1,627.4
Purchase of property, plant and equipment and intangible assets		1,222.5	1,129.4	910.2	769.8
Purchase of property, plant and equipment and intangible assets / revenue		20.1%	17.3%	11.2%	9.2%
Acquisition of subsidiaries and financial assets		211.6	309.0	104.8	332.4
Distributions related to fiscal year and paid in the following year	(c)	205.2	221.7	281.8	298.1
Consolidated balance sheet					
Shareholders' equity at the end of the period		4,346.9	4,926.8	5,285.9	5,353.3
Net indebtedness at the end of the period		1,676.8	2,432.7	2,280.3	2,583.5
Capital employed at the end of the period	(d)	6,320.5	7,704.1	7,923.7	8,259.8
Share capital					
Number of shares issued and outstanding at the end of period		82,921,825	82,862,583	91,429,644	90,821,483
Adjusted weighted average number of shares outstanding	(e)	249,151,941	248,056,934	247,404,833	244,147,620
Key figures per share in euros					
Basic earnings per share	(f)	2.07	2.27	2.63	2.88
Dividend per share		2.40	2.60	3.00	3.20
Total dividend (including tax credit until 2003)		3.60	3.90	4.50	4.80
Dividend adjusted per share	(g)	0.79	0.86	1.09	1.17
Ratios					
Return on equity (ROE)	(h)	12.1%	12.1%	12.8%	13.2%
Return on capital employed after tax (ROCE)	(i)	10.1%	9.6%	10.5%	10.7%

Surplus dividend:

Since 1995, a 10% dividend surplus is attributed to shareholders holding their shares in registered form for more than 2 years on the 31st December preceding the period of distribution, and owned until the date of the payment of the dividend.

In 2007, the dividend amounts to 2.25 euro per share (excluding tax credit), and the enhanced dividend to 2.47 euros per share (excluding tax credit) representing a total amount of 551,0 million euros.

(a) Operating income from 1998 till 2004.

(b) Funds provided by operations from 1997 till 2004 (before adjustments on profit / loss on disposal of fixed assets).

(c) Without withholding tax of 8.7 million euros in 2003, 83.9 million euros in 2002, 68.0 million in 2001, 36.1 million in 2000, 26.2 million in 1999, 19.2 million in 1998, and 13.6 million in 1997 and including a surplus dividend of 12.5 million in 2006, 10.4 million in 2005, 9.1 million euros in 2004, 7.8 million euros in 2003, 7.8 million in 2002, 7.5 million in 2001, 7.5 million in 2000, 6.3 million in 1999, 6.1 million in 1998.

(d) Capital employed at the end of period: shareholders' equity + minorty interests + net indebtedness.

(e) Adjusted to account for, on the basis of a weighted number of shares outstanding, the two-for-one share split (in 2007), stock dividends (declared in 2006, 2004, 2002, 2000 and 1998), stock offering (from 1998 to 2007) and treasury shares.

2002	2003	2004	2004 IFRS	2005	2006	2007
7,900.4	8,393.6	9,376.2	9,428.4	10,434.8	10,948.7	11,801.2
6,887.0	7,388.5	8,275.2	8,275.2	9,147.7	9,628.0	9,998.5
1,161.6	1,196.0	1,276.9	1,374.6	1,517.6	1,659.2	1,794.1
14.7%	14.2%	13.6%	14.6%	14.5%	15.2%	15.2%
703.2	725.6	777.5	780.1	933.4	1,002.3	1,123.1
1,514.1	1,542.2	1,694.9	1,691.7	1,804.8	1,889.3	2,054.4
632.8	746.8	875.4	901.0	975.2	1,128.2	1,359.3
8.0%	8.9%	9.3%	9.6%	9.3%	10.3%	11.5%
306.9	74.9	2,858.5	2,858.5	76.2	72.3	1,308.2
330.5	327.5	391.2	391.2	432.1	497.0	551.0
5,219.3	5,079.2	5,373.6	4,916.3	5,930.5	6,285.8	6,328.3
2,022.3	1,730.2	3,790.3	4,012.5	3,739.8	3,446.6	4,660.2
7,474.4	7,269.4	9,505.4	9,245.0	9,948.5	10,013.4	11,136.6
100,818,441	99,912,917	109,180,823	109,180,823	109,538,475	121,149,189	238,844,710 [k]
241,372,169	239,490,616	237,976,928	237,976,928	237,557,528	240,077,134	239,223,974
2.91	3.03	3.27	3.28	3.93	4.17	4.69
3.20	3.20	3.50	3.50	3.85	4.00	2.25
4.80	4.80	3.50	3.50	3.85	4.00	2.25
1.32	1.32	1.59	1.59	1.75	2.00	2.25
13.4%	14.1%	14.9%	16.3%	17.2%	16.4%	17.8%
10.8%	11.6%	11.3%	11.9%	11.7%	11.9%	12.3%

(f) Calculated on the adjusted weighted number of shares outstanding during the year (excluding treasury shares).
(g) Adjusted to account for share capital movements.
(h) Return on equity: (Net profit Group share) / (weighted average of shareholders' equity over the year).
(i) Return on capital employed after tax: (Net profit after tax before minority interests - financial income (expense) after taxes) / weighted average for the year of (shareholders' equity + minority interests + net indebtedness).
(j) Excluding the net capital gain on the disposal of the hydrogen peroxide business of 38.3 million euros.
(k) The l'Air Liquide S.A. two-for-one share split on June 13, 2007.

Corporate governance

Report from the Chairman of the Board of Directors

Preparation and organization of the work of the Board of Directors

As of December 31, 2007, the Board of Directors is comprised of eleven members appointed by the General Shareholders' Meeting, including four foreign members (German, English, Dutch). A director's term of office is 4 years and its renewal can be overlapped. In keeping with the Air Liquide tradition, the Board of Directors has elected since May 2006 to assign the role of Chief Executive Officer to the Chairman mainly so as to promote a close relationship between its executive managers and shareholders.

In establishing the principles governing the professional ethics of directors, the composition, role and operating procedures of the Board and its committees, which are for the most part defined in the internal regulations, the Company has ensured compliance for all significant issues with the recommendations of the October 2003 AFEP/MEDEF report on the corporate governance of listed companies.

PROFESSIONAL ETHICS OF DIRECTORS – RIGHTS AND OBLIGATIONS OF DIRECTORS

- The internal regulations reiterate the **main obligations** imposed on directors.

  The directors represent all the shareholders and shall act in all circumstances in the Company's best interests.

  Each director undertakes to meet the obligations imposed upon him by the Articles of Association and the various legal, regulatory, corporate or internal provisions and, more specifically, the internal rules relating to the prevention of insider trading or the obligations to report transactions involving the Company's shares.

  Each director undertakes to notify the Board of any conflict of interest with the Company and to refrain from voting in the corresponding deliberation. Each director is bound to an obligation of secrecy.

  Each director shall endeavor to take part in all meetings of the Board and its committees, and attend the Shareholders' Meetings.

  Each director shall keep himself informed and devote the time and attention required to perform his duties.

  Under the Company's Articles of Association, each director must hold at least 500 registered shares in the Company.

- Furthermore, an **internal memo on the prevention of insider trading** sent to the directors at the beginning of the year outlines the applicable legal and regulatory obligations; it also sets the limits for dealing in Company shares by defining abstention periods during which members may not trade in those shares.

  The provisions governing directors' rights and obligations and particularly the **obligations to report any transactions** involving the Company's shares are included in the manual for members of the Board of Directors updated annually and most recently in June 2007.

COMPOSITION OF THE BOARD OF DIRECTORS

The internal regulations stipulate that:

"Members are chosen for their skills, their integrity, their independence of mind and their determination to take into account the interests of all shareholders."

"The composition of the Board of Directors shall reflect diversity and complementarity of experience, nationalities and cultures, including a significant number of executive managers or former executive managers; the Board of Directors shall look for persons possessing skills in the following areas: marketing, services, industry, finance, health, research and technology."

The internal regulations include **guidelines**, although not written in stone, **for the Board's composition**, particularly in terms of number (normally between 10 and 12), the balance between (former) executives and external members, the duration of the terms of office (4 years, renewal overlapping principle, limiting the proportion of members with more than 12 years of office to one third), age (limiting the proportion of directors over 65 to 50%, in principle, no proposed renewal for the term of office of external members over 67) or the proportion of independent members, thus aiming to comply with best practices in terms of corporate governance. Finally, the internal regulations specify that the plans to increase the number of women on the Board of Directors will be pursued.

INDEPENDENCE OF BOARD MEMBERS

The internal regulations define the criteria applied within the Company to assess the **independence** of Board members.

"A member of the Board of Directors is independent when he/she has no relationship of any kind with the Company, its Group or its management which may interfere with his/her freedom to exercise his/her judgment.

In this spirit, the criteria which may provide guidance to the Board in order to classify a member as independent will be as follows:

- **he/she is not and has never been an employee or member of the Executive Management of the Company;**
- **he/she does not hold office as Chairman, Chief Executive Officer, Chairman or member of the Management Board of a company in which the Chairman of the Board of Directors, the Chief Executive Officer or a Senior Executive Vice-President of Air Liquide is a director or member of the Supervisory Board;**
- **he/she must not have any business relations with the Air Liquide Group which represent a significant part of the business activities (i) of the company of which the director is a member of the Executive Management or (ii) of Air Liquide;**
- **he/she does not have any close family links with the Chief Executive Officer or a Senior Executive Vice-President."**

The criteria are mainly based on the aforementioned AFEP/MEDEF report. However, the Board did not consider that terms of office exceeding 12 years would disqualify a member from being independent. Conversely, former employees or officers of the Company may not be considered as independent even if the termination of their term of office goes back more than 5 years.

An assessment of the independence of the members is carried out once a year by the Board. To support its analysis, the Board examines a chart summarizing the purchases and sales implemented during the previous year between companies of the Air Liquide Group and companies of the Group within which an Air Liquide director (or proposed director) also holds a term of office. Such figures are weighted against the total purchases and sales of each group to measure their significance. For fiscal year 2007, such chart shows that the sales of the Air Liquide Group to any of the groups concerned or the purchases of the Air Liquide Group from any of these groups are below 0.4% of the overall sales or purchases of the Group.

Following such analysis, the Board determined that, as of December 31, 2007, the following members are independent: Béatrice Majnoni d'Intignano, Lindsay Owen-Jones, Thierry Desmarest, Cornelis van Lede, Gérard de La Martinière, Rolf Krebs, Thierry Peugeot and Paul Skinner. Thus, eight of the eleven members of the Board of Directors are independent. The Board of Directors also considered that Karen Katen, whose appointment was proposed at the General Shareholders' Meeting of May 7, 2008, was independent. At the end of the General Shareholders' Meeting of May 7, 2008 held to decide on the renewal of Rolf Krebs' term of office and the proposed appointments of Karen Katen and Jean-Claude Buono, the Board of Directors will comprise 9 independent members out of a total of 12.

ROLE OF THE BOARD OF DIRECTORS

The Board of Directors **determines the major orientations** of the Company's activities. Accordingly, it examines and approves the Group's **major strategic orientations**.

It ensures the implementation of these orientations by Executive Management.

Subject to the powers expressly attributed to Shareholders' Meetings by law and in accordance with the corporate purpose, the Board deals with any issues concerning the smooth running of the Company and manages corporate business pursuant to its decisions.

The internal regulations stipulate that the **specific powers** legally attributed to the Board of Directors relate in particular to the choice of corporate officers, the determination of the terms and conditions governing the remuneration and performance of their duties, the convening of the Shareholders' Meeting, the determination of the agenda and draft resolutions, the preparation of the financial statements and annual Management Report, the drafting of its operating procedures (formation of committees, distribution of directors' fees etc.). The Board also exercises the **powers granted to it by the Shareholders' Meeting**, particularly with regard to the granting of stock options or conditional allotment of shares to employees, issues of marketable securities, or share buyback or employee savings programs.

RELATIONSHIP WITH EXECUTIVE MANAGEMENT

The internal regulations specify the rules **limiting the powers of Executive Management**, by defining the thresholds above which certain key decisions require prior authorization by the Board of Directors, in accordance with Article 13 of the Articles of Association:

- sureties, warranties and guarantees above a unit amount of 80 million euros or for an annual combined amount above 250 million euros;
- external sales or contributions (to non-controlled companies) of equity interests or branches of activity, mergers, spin-offs or partial business transfers, completed above a unit amount of 150 million euros or for an annual combined amount, for each of these categories of transactions, above 300 million euros; external sales or contributions of real estate assets above a unit amount of 80 million euros or for an annual combined amount above 150 million euros;
- pledging collateral above a unit amount of 80 million euros or for an annual combined amount above 150 million euros;
- commitments for investments, external acquisitions, or subscriptions to share capital increases above a unit amount of 250 million euros or for an annual combined amount above 400 million euros;
- financing operations involving sums that could substantially change the Group's financial structure;
- any transaction that could substantially change the Group's strategy.

Furthermore, the Board shall be notified prior to any fundamental information system review resulting in costs of more than 250 million euros.

FUNCTIONING OF THE BOARD OF DIRECTORS

Informing the directors: the internal regulations define the methods of informing the directors. They specify, in particular, that prior to Board meetings, a file of meeting documentation dealing with key items on the agenda is sent out to Board members. The Chairman and Chief Executive Officer, assisted, if need be, by the Senior Executive Vice-Presidents, presents to the Board of Directors a quarterly report on the Company's management, the draft annual and interim financial statements and the various issues requiring the Board's authorization or approval.

Conduct of meetings: the internal regulations define the frequency of meetings and the rules of convocation and participation by video-conference or telecommunications.

Formation of committees: the internal regulations define the purpose and operating procedures of the three committees (see below).

Training measures: the internal regulations stipulate that training measures relating to the Company's businesses are offered to directors, particularly through site visits or meetings with senior executives. More particularly, information on the Group's accounting, financial and operational specificities is offered to members of the Audit and Accounts Committee.

APPRAISAL OF THE BOARD OF DIRECTORS

The internal regulations stipulate that:

> **"The Board will ensure that an evaluation is carried out periodically of its composition, its organization and its functioning as well as those of its committees. An update will be made by the Board on this topic once a year and a formal evaluation will be carried out under the authority of the Chairman of the Board of Directors every three years."**

Pursuant to the formal appraisals carried out in 2002, 2004 and 2005, the functioning of the Board of Directors and its committees was evaluated in 2007. An individual assessment questionnaire with a specific section allowing committee members to specifically comment on each committee's operations was submitted to each member.

The summary of responses presented to the June 2007 Board revealed an overall very positive assessment of the Board's operations, with particular emphasis on the freedom of expression within.

Among the wishes expressed during this appraisal was the proposed increase in the number of women and US members on the Board. This expectation should be met with the proposed appointments at the 2008 Shareholders' Meeting. Furthermore, it was asked that the topics regarding the growth of the Group's strategy be developed, taking into account the industry's main players. This request was met during the June, August and November Board meetings. Information provided to members between meetings was also enhanced following this appraisal with the monthly dispatch of a brochure containing the most significant press releases, press articles and analytical summaries on the Group and its environment.

THE BOARD'S WORK IN 2007

In 2007, the Board of Directors met 5 times with an effective attendance rate or attendance rate by telephone of 94.5%.

The Board dealt with a variety of matters related to the following areas:

Monitoring of the Group's day-to-day management, particularly by:

- reviewing the **quarterly activity reports** presented by Executive Management; the annual and interim **financial statements** in the presence of the statutory auditors used to determine the **dividend distribution policy**;
- reviewing the **minutes** of **Committee** meetings;
- making **decisions**, in particular with respect to the investments necessary for the Group's development, authorization of specific projects, corresponding growth of financing capacity, increase in the share buyback program, cancellation of shares, division of the share par value, the stock options program or the study of the first proposal for a conditional share allotment plan for employees that could be adopted in 2008;
- reviewing at each meeting **the report** on **ongoing acquisitions, disposals or major projects**;
- reviewing **corporate documents**: responding to applications from the Works Council, and reviewing the social report and forward-planning documents;
- preparing the **Annual Shareholders' Meeting** (agenda, draft resolutions, annual management report, responses to shareholders' written questions).

Monitoring of the Group's main strategies on significant issues

As part of the presentations made by Executive Management and certain senior executives, the Board of Directors closely considered the **consolidation of the industry** (February), **the acquisition of Lurgi** (February), Air Liquide's **industrial strategy** in its competitive environment (June), the **investment strategy** (August), the **shareholders' policy** (August and November) and the **financial policy** (November).

Corporate governing bodies

Concerning Executive Management:

APPOINTMENTS

- In May 2007 the Board of Directors renewed the terms of office of Jean-Claude Buono and Klaus Schmieder as Senior Executive Vice-Presidents. Taking into account the retirement of Jean-Claude Buono at the end of the year, the Board of Directors decided in November to appoint, at the proposal of the Chairman and Chief Executive Officer, Pierre Dufour as Senior Executive Vice-President.

REMUNERATION

- The Board determined the remuneration policy applicable to the newly appointed members of Executive Management. This policy includes:
  - a short-term component systematically compared with the practices of other similar companies, comprising a fixed portion and a variable portion. The fixed portion relates to the level of responsibility and experience in the management position and the variable portion in 2007 could reach a maximum of 140% of the fixed portion for the Chairman and Chief Executive Officer and 120% of the fixed portion for each of the Senior Executive Vice-Presidents. This variable portion includes three components: two quantified components that, for fiscal year 2007, represent a majority share of the variable remuneration, including one based on the growth of net earnings per share and the other on the return on capital employed after tax (ROCE), and a third component based on individual qualitative objectives, taking into account, in 2007, factors such as the bolstering of the Group's position in emerging economies, the establishment of world business lines or the launch of initiatives aimed at new generations of shareholders. At the beginning of 2008, the Board assessed the performance of members of Executive Management. The results obtained in 2007 largely surpassed the objectives with regard to net earnings per share and ROCE. On account of the fine performance of each manager in relation to personal objectives, the variable remuneration for 2007 was set at 140% of fixed remuneration for Benoît Potier, 120% for Jean-Claude Buono and 120% for Klaus Schmieder. The Board also determined the fixed remunerations and the principles applicable to the variable portions of Benoît Potier, Klaus Schmieder and Pierre Dufour for 2008,
  - a long-term incentive by granting share subscription options. The granting of options is examined with respect to the total annual compensation of the corporate officer or director by taking into account several external market surveys and respecting the interest of shareholders. Examined by the Remunerations Committee, the allocation is determined at the same time as the allocation plan for Group employees by the Board of Directors and conducted as part of annual plans, approved at pre-defined periods (May in principle), in the form of share subscription options granted without a discount,
  - other conditions governing the terms of office of managers. Benoît Potier and Klaus Schmieder benefit from the retirement plans applicable to senior managers and executives and the indemnities for termination of their duties. Benoît Potier is also entitled to the death and disability benefit funds applicable to senior managers, loss of retirement income compensation and the unemployment insurance for corporate managers and executives. All the agreements concluded in 2006 were approved by the General Shareholders' Meeting of May 9, 2007 under the procedure for monitoring related-party agreements. At the time of the appointment of Pierre Dufour as Senior Executive Vice-President, the Board also authorized under the aforementioned procedure the signature of an amendment to Pierre Dufour's employment contract so as to organize the terms and conditions to continue working with Pierre Dufour should his term of office come to an end. It was decided that the same retirement plans, death and disability benefit funds to which Benoît Potier is entitled would also apply to Pierre Dufour. Termination indemnities were also decided in favour of Pierre Dufour. Long-term commitments as well as commitments relating to the termination of duties and the related party agreements procedure applicable to them including for the latter in accordance with the Law of August 21, 2007 are described on page 76 of this document and in the special auditors' report on page 228.

All the various remuneration components proposed by the Remunerations Committee and approved by the Board of Directors take into account several external analyses, the interest of shareholders pending steady performance and the motivation of the relevant managers.

SHAREHOLDING OBLIGATION

In accordance with Article L. 225-185 of the French Commercial Code, the Board of Directors decided that for each plan, starting with the May 9, 2007 plan and as from the exercise date of the granted options, corporate officers should hold until the termination of their duties a defined minimum quantity of registered shares arising from each option exercised under each plan.

This quantity will be calculated at the option exercise date based on the stock market price of the shares on this date (opening quoted price) and should represent a minimum amount equal to 50% of the capital gain less social security contributions and

taxes (calculated at the maximum theoretical tax rate) on each exercise.

However, this percentage may be revised downwards, without falling below 10%, from the moment when the quantity of shares arising from the exercise of options held by a corporate officer, covering all plans from May 9, 2007 and calculated at the stock market price (opening quoted price), would represent at the date of each exercise a minimum amount at least equal to 50% of the total capital gains less social security contributions and taxes (calculated at the maximum theoretical tax rate) on all plans as from May 9, 2007 (including the exercise of options).

This rule will be regularly reviewed by the Board at the date of each stock option plan.

In addition, in February 2008, the Board decided to impose on corporate officers an obligation to hold a number of shares equivalent to double the annual gross fixed remuneration for the Chairman and Chief Executive Officer and equal to the annual gross fixed remuneration for each Senior Executive Vice-President. The number of shares includes the quantity of shares arising from the exercise of the options that corporate officers must hold pursuant to the decisions of the Board of Directors adopted in accordance with Article L. 225-185 of the French Commercial Code, without however restricting the enforcement of such decisions. Corporate officers have a period of 4 years in order to satisfy this obligation.

Concerning the Board of Directors itself:

COMPOSITION

- The Board proposed to renew the terms of office of Gérard de La Martinière and Cornelis van Lede that were due to expire at the Shareholders' Meeting on May 2007. It decided to renew the term of office of Gérard de La Martinière as Chairman of the Audit and Accounts Committee and that of Cornelis van Lede as member of both the Appointments and Remunerations Committees as of such date.

  In addition, in November 2007, the Board proposed to renew the term of office of Rolf Krebs which is due to expire at the General Shareholders' Meeting of May 7, 2008. Taking due note of Édouard de Royere's decision not to ask for the renewal of his term of office, the Board nominated two new directors at the General Shareholders' Meeting of May 7, 2008: Karen Katen and Jean-Claude Buono. The Board decided at this date that Paul Skinner would replace Édouard de Royere as member of the Audit and Accounts Committee, while Rolf Krebs' term of office within this committee would be renewed.

REMUNERATION

- The Board reviewed the procedure for distributing the directors' fees authorized by the Shareholders' Meeting under the formula adopted in 2006. The formula includes a fixed component together with a variable remuneration based on lump-sum amounts per meeting and a specific compensation for non-resident members (see breakdown page 73). Furthermore, the Board of Directors proposed that the total amount of directors' fees be increased by the 2008 General Shareholders' Meeting from 550,000 euros to 650,000 euros per fiscal year, given the potential increase in the number of its members.

APPRAISAL

- The Board adopted the proposed measures resulting from the assessment of its operations in 2007.
- The Board assessed the independence of each of its members.

Several days prior to each of the Board's meetings, a file of meeting documentation dealing with key items on the agenda is sent out to Board members. Every meeting includes a detailed presentation by the members of Executive Management on all agenda items. On specific issues, members of the Executive Committee or senior managers are regularly asked to provide their input. In addition, the statutory auditors are involved in meetings where financial statements are reviewed. Presentations give rise to questions and discussions before resolutions are put to a vote. Detailed written minutes are sent to members for review and comment before being approved by the Board of Directors at the next meeting.

THE COMMITTEES

The Board of Directors has set up 3 Committees:

The Audit and Accounts Committee

As of December 31, 2007, the Audit and Accounts Committee had four members: Gérard de La Martinière, Chairman of the Committee, Édouard de Royere, Béatrice Majnoni d'Intignano and Rolf Krebs. Of the four Committee members, three are independent. The Chairman is independent.

Paul Skinner was nominated to replace Édouard de Royere within the Audit and Accounts Committee as from May 2008, while Rolf Krebs' terms of office will be renewed on this date. **As from May 2008, the Audit and Accounts Committee will therefore be entirely comprised of independent members.**

The Committee members combine experience in business management with economic and financial expertise. A former finance inspector, former general secretary of the COB (Commission des Opérations de Bourse) and former member of the Management Board and General Director of Finance, Control and Strategy of the AXA Group, Gérard de La Martinière provides the Committee with his extensive financial expertise and knowledge of stock market regulations.

COMPOSITION AND PURPOSE AS DEFINED IN THE COMPANY'S INTERNAL REGULATIONS

The Audit and Accounts Committee must be comprised of three to five members of the Board of Directors and at least two-thirds of its members must be independent.

Tasks

"The purpose of the Committee is to prepare the decisions to be taken by the Board of Directors by examining the following issues and reporting on them to the Board:

By receiving reports:

jointly and separately, in order to compare and combine different points of view, from:

- **the Finance, Administration and Legal Departments;**
- **the Internal Audit Management;**
- **the external auditors.**

Concerning the following points:

- **existing organization and procedures in the Group;**
- **their actual functioning;**
- **how the financial statements and the accounts are drawn up.**

In order to reach:

by comparing and combining the points of view collected and using their business judgment based on professional experience, a reasonable judgment concerning:

1. accounts and accounting principles used (their conformity in relation to the reference standards, a fair and complete reflection of the Group's situation, transparency, readability, consistency over time);

2. existence and functioning of control organizations and control procedures adapted to the Group, making it reasonably possible to identify and manage the risks incurred and to report on them;

3. organization of the internal audit function, the plans for assignments and actions in the internal audit field, the findings of these assignments and actions and the recommendations and ensuing measures taken;

4. choice and renewal of the external auditors, review of the tendering process, opinion on the selection of external auditors and the rotation of audit partners, review of proposed fees, information on the overall fees paid indicating the amount of fees paid for non-audit services.

The Committee:

1. collects the observations of Executive Management on these various issues. It hears the Chief Executive Officer or Senior Executive Vice-Presidents at the Committee's request or at the request of the persons concerned;

2. reports to the Board of Directors on its work, informing it of any problems that may be encountered, observations made to Executive Management and progress made in relation to these observations."

The Committee meets in principle three times a year, and always before the Board meetings held to review the annual or interim financial statements.

An initial verbal report is given to the Board by the Committee Chairman. A written report of the meeting, approved by the Committee members, is transmitted to the directors. The Committee may ask to convene the Group's employees. It may meet the statutory auditors or members of the Internal Audit Department in person. It may call on external experts for assistance.

THE COMMITTEE'S WORK IN 2007

The Audit and Accounts Committee met four times with an effective attendance rate of 94%.

- The Committee **reviewed** the consolidated and Company annual and interim **financial statements** and took due note of the Company's financial situation, cash flow position and commitments. During the Finance Director's presentation, the Committee more particularly analyzed provisions, other operating income and expenses, cash flow, taxation, risk exposure and off-balance sheet items.
- In addition, the Committee heard the **presentations of the statutory auditors** underlining the key results and the accounting options adopted and took note of their conclusions.

- It was also regularly reported to the Committee on the main assignments carried out by the **Internal Audit Department**, the follow-up of any corrective actions taken and the Internal Audit Department's main assignments for the forthcoming year. It took note of the draft Chairman's report on the internal control procedures to be included in the Reference Document.
- At the beginning of the year, the Committee reviews the statutory auditors' fees in respect of the prior year.
- In addition, **specific presentations** were made to the Committee on the following matters: risk management (June), the roll-out of the information system specific to Group entities in Europe and its implementation in Healthcare (June), accounting principles and the Company's policy with regard to derivative financial instruments (August), the accounts closing process in connection with a tighter schedule (February and November), the organization of information systems and the safeguarding of information in the Group (November), the main litigation cases (November), compliance with competition regulations (November) and the adoption of the AMF reference framework on internal control procedures (November).
- Several days prior to each meeting, a file of meeting documentation is sent out to Committee members. Each Committee meeting is preceded by a preparatory meeting attended by the Committee Chairman assisted by the Committee secretary, a member of Executive Management, the Finance Director, the Internal Audit Department Director and the Group executives who will make presentations to the Committee. During the meeting, presentations given before a member of Executive Management either by the Finance Director, the Internal Audit Department, the management executive expert in the area under discussion or the statutory auditors during the accounts presentation meetings are followed by discussion. A verbal, then a written report of each meeting is prepared for the Board of Directors.
- The Committee Chairman regularly meets alone with the Internal Audit Department Director and the statutory auditors in the absence of members of Executive Management. He receives the internal audit report summaries. In addition, after accounts presentation meetings, Committee members meet alone with the statutory auditors in the absence of company representatives.

The issues relating to appointments and remunerations are assigned to two separate committees.

The Appointments Committee

As of December 31, 2007, the Appointments Committee had four members: Lindsay Owen-Jones, Chairman of the Committee, Alain Joly, Thierry Desmarest and Cornelis van Lede. Of the four Committee members, three are independent. The Chairman is independent.

COMPOSITION AND PURPOSE AS DEFINED IN THE COMPANY'S INTERNAL REGULATIONS

The Appointments Committee must be comprised of three to four members of the Board of Directors and the majority of its members must be independent. The Chairman and Chief Executive Officer attends Committee meetings and is closely involved in its discussions. However, he may not attend any Committee meetings relating to him personally. The Committee meets in principle twice a year. The conclusions of Committee meetings are presented by the Committee Chairman for discussion and decision-making at the next Board of Directors' meeting.

Tasks

Pursuant to the internal regulations, the purpose of the Appointments Committee is to:

1. Concerning the Board of Directors:

- **make proposals to the Board of Directors for renewal and appointment of directors. The Committee looks for new members on the basis of its evaluation of the needs and developments expressed by the Board of Directors;**
- **make proposals to the Board of Directors for the creation and composition of Board committees;**
- **periodically evaluate the structure, size and composition of the Board of Directors and submit to it recommendations regarding any potential change;**
- **the Committee periodically reviews the criteria applied by the Board to classify a director as independent; once a year, it examines, on a case-by-case basis, the situation of each director or each candidate for the duties of directors in light of the criteria applied and makes proposals to the Board of Directors.**

2. Concerning the Chairman and Chief Executive Officer or the Chief Executive Officer, as the case may be:

- **examine, as necessary and, in particular at the time of expiration of the term of office concerned, the renewal of the term of office of the Chairman and Chief Executive Officer, or the terms of office of both the Chairman and of the Chief Executive Officer. It also examines, if necessary, the question of whether or not it is appropriate to continue to combine these duties (or to separate them);**
- **examine the changes in these duties and provide for solutions for their renewal, where applicable;**
- **examine periodically developments with regard to the Senior Executive Vice-Presidents, hear the Chairman and Chief Executive Officer (or the Chief Executive Officer) on the needs and the potential proposals for their replacement;**
- **more generally, ensure that it is kept informed by the Chairman and Chief Executive Officer (or the Chief Executive Officer) of planned changes in Executive Management resources (and, in particular, the Executive Committee).**
- **The Committee can request the assistance of outside experts if necessary. The Company shall provide the Committee in such a case with the corresponding funding.**

THE COMMITTEE'S WORK IN 2007

The Appointments Committee met four times in 2007 with an effective attendance rate or attendance rate by telephone of 100%.

The Committee reviewed the composition of **Executive Management** in light of the retirement of Jean-Claude Buono at the end of the fiscal year and recommended, at the proposal of the Chairman and Chief Executive Officer, the appointment of Pierre Dufour as Senior Executive Vice-President. It reviewed the allocation of responsibilities between the members of Executive Management. Among the work carried out in 2007, the Committee also received reports during a specific meeting on the bolstering of the Group's organization based around its businesses with the creation of world business lines. The Committee also reviewed the solutions to replace members of Executive Management in an emergency situation. The Committee took note of the changes within the **Executive Committee** (composition, responsibilities) and was informed of the forecast changes in management resources.

The Committee reviewed the **Board's composition**, particularly with regard to the wishes expressed by directors during the appraisal process and the terms of office due to expire. It thus set about finding new candidates and recommended to the Board the appointment of Karen Katen and Jean-Claude Buono as directors and the renewal of Rolf Krebs's term of office.

The Committee also reviewed the composition of the Audit and Accounts Committee following the departure of Édouard de Royere in May 2008 and made recommendations.

The Committee contributed to the assessment of the Board's operations (updating of the questionnaire, review of the summary of responses and recommendations).

Finally, the Committee also reviewed the personal situation of each member of the Board with regard to the independence criteria defined in the internal regulations and presented corresponding proposals to the Board.

The Remuneration Committee

As of December 31, 2007, the Remuneration Committee had four members: Lindsay Owen-Jones, Chairman of the Committee, Alain Joly, Thierry Desmarest and Cornelis van Lede. Of the four Committee members, three are independent. The Chairman is independent.

COMPOSITION AND PURPOSE AS DEFINED IN THE COMPANY'S INTERNAL REGULATIONS

The Remuneration Committee must be comprised of three to four members of the Board of Directors and the majority of its members must be independent. The Chairman and Chief Executive Officer may not attend any Committee meetings relating to him personally. The Committee meets in principle twice a year. The conclusions of Committee meetings are presented by the Committee Chairman for discussion and decision-making at the next Board of Directors' meeting.

Tasks

Pursuant to the internal regulations, the purpose of the Remuneration Committee is to:

- "examine the performance and all the components of remuneration including stock options, or other forms of deferred remuneration, pension plans and, in general, the conditions of employment of the Chairman and Chief Executive Officer or both the Chairman and the Chief Executive Officer as well as the Senior Executive Vice-Presidents and make the corresponding recommendations to the Board of Directors;
- propose, where applicable, the remuneration of the Vice-Chairman or Vice-Chairmen;
- examine the remuneration and retirement policy applied to Executive Management (Executive Committee);
- examine the proposals by Executive Management concerning the granting of stock options and other incentive systems related to the share price to other Group employees and propose their granting to the Board of Directors;
- examine and propose to the Board of Directors the allocation of directors' fees among Board members.

The Committee can request the assistance of outside experts if necessary. The Company shall provide the Committee, in such a case, with the corresponding funding."

THE COMMITTEE'S WORK IN 2007

The Remuneration Committee met three times in 2007 with an effective attendance rate or attendance rate by telephone of 100%.

The Committee submitted proposals to the Board of Directors for the setting of the variable remuneration of Executive Management members for fiscal year 2007, based on the financial results and individual performance appraisals. It made proposals regarding the fixed remuneration and the formula used to calculate the variable remuneration of Executive Management members for fiscal year 2008 (for more information see page 72). The Committee reviewed the draft text concerning the remuneration of corporate officers prior to its insertion in the Reference Document.

The Committee made recommendations regarding the remuneration of the new Senior Executive Vice-President.

The Committee heard reports on the medium/long-term incentive scheme. It made recommendations particularly with regard to the frequency of the plans, the approval of the 2007 stock options plan as well as the list of beneficiaries and introduced the idea of a conditional share allotment plan for employees.

The Committee reviewed the plan covering retirement benefits, death, disability and related benefits, and termination benefits applicable to its corporate officers in relation to market practices as well as the new provisions introduced by the law of August 21, 2007 and submitted its recommendations to the Board.

The Committee reviewed the shareholding rules concerning corporate officers:

- the Committee proposed to the Board the formula for the holding of shares arising from the exercise of options applicable to the three corporate officers in accordance with the law of December 30, 2006 and recommended to the Board the adoption of an additional shareholding rule applicable to the three aforementioned officers. Its eventual extension to the members of the Executive Committee under terms to be agreed is currently being analyzed;
- the Committee assessed the shareholding rule (500 shares) applicable to directors with regard to the average annual amount of directors' fees paid per member. It concluded that an obligation to block shares equal to the average amount of directors' fees paid in approximately one year was reasonable and compliant with market practices.

The Committee made recommendations regarding the amount of directors' fees to be allocated in 2007 and the increase of the total amount authorized by the General Shareholders' Meeting particularly with respect to market practices.

On all the above issues, the Committee endeavored to take into account the "Recommendations concerning compensation of executive corporate officers of listed companies" published by AFEP/MEDEF in January 2007.

Internal control procedures instituted by the Company

The Internal Audit Department Director was requested to compile the elements of this report by the Chairman and Chief Executive Officer.

The report is based on the "Internal Control System Reference Framework and Implementation Guide", developed under the care of AMF:

- an analysis was conducted by 18 major Group entities in order to assess the appropriateness of their internal control system in relation to the most significant points of the reference framework and implementation guide;
- the summary of these analyses, which was reviewed by four key Group control departments [(1)] and presented to Executive Management, will be followed up for the improvement measures adopted.

This report was presented to Executive Management which judged it compliant with existing Group measures.

It was also presented to the statutory auditors as well as the Audit and Accounts Committee and the Board of Directors.

INTERNAL CONTROL OBJECTIVES

In 2006, the Company formalized "Principles of Action", which form the basis of the internal control system within the Group.

These "Principles of Action" reaffirm for each major area (shareholders, customers, employees, etc.) the Group's values, identify the main policies and specify the key indicators used to measure their correct assimilation by the various organizations.

The Group policies rely on standards, charters or rules, and may also include practices. They therefore constitute a set of internal control procedures, which should be implemented by each entity included in the Group's consolidated financial statements according to local specificities.

The Group's internal control system aims to ensure that:

- the activities and conduct of its members:
  - comply with laws and regulations, internal standards and applicable best practices, comply with the objectives defined by the Company, especially in terms of risk prevention and management policies,
  - contribute to safeguarding the Group's assets;
- all financial and accounting information communicated either internally or externally gives a true and fair view of the situation and activity of the Group and complies with prevailing accounting standards.

Generally, the Group's internal control system should contribute to the management of its activities, the efficiency of its operations and the efficient use of its resources.

As with other assurance systems, it cannot provide an absolute guarantee that the Group's objectives have been met.

In 2007, the Group continued its measures to improve the quality of internal control, with in particular:

- following the acquisition of Lurgi in July 2007, the strengthening of risks and commitments management for Engineering projects with the implementation of a new Engineering Risk Committee. This Committee chaired by a member of Executive Committee is responsible for assessing and supervising commitments in the most significant projects;
- the intensification of measures in order to extend the deployment of entity Codes of Conduct reassessing the Group's ethical values and principles;
- the continued roll-out of an integrated information system (ERP) in major European countries in order to reinforce the integration of activities and the harmonization of certain processes;
- the renewal of the Group consolidation software package designed to improve the quality and reliability of financial reporting.

(1) Legal, Strategic Control, Finance and Administration and Internal Audit Departments

ORGANIZATION

The Group is organized based on a highly consistent Group strategy, of which the main driving force is the internal growth of its activities.

This strategy is relayed through management which centers on medium-term objectives that are categorized by business activity, as well as through a steering process based on annual budgetary objectives, which are further categorized down to the individual plan level.

The organization breaks down into:

- entities which ensure the operational management of their activities in the countries where the Group is located;
- geographical zones which supervise and monitor the performance of the entities under their responsibility and ensure that strategies are properly implemented and the main financial indicators maintained;
- Worldwide Business Lines that:
  - present medium-term strategic objectives to Executive Management,
  - are responsible for Marketing, the Industrial Policy and the appropriateness of skills in their field of activity,
  - decide, under the delegations granted to them, on the necessary investments and resources presented by the zones in the Resources and Investment Committees ("RIC").

This organization also includes Holding and Group departments which notably comprise four key control departments that report independently to Executive Management:

- the **Strategic Control Department**, which monitors objectives on the basis of budgetary statements consistent with accounting reporting;
- the **Finance and Administration Department**, which ensures:
  - the reliability of accounting and financial information,
  - Group financial risk management;
- the **Internal Audit Department**, which verifies the effective application of internal control procedures in the context of audits carried out according to a defined program presented to the Group's Audit and Accounts Committee. This program is developed based on risk analysis and is regularly followed by the Audit and Accounts Committee itself.

  The Internal Audit Department largely relies on methodology and work processes that have been redefined and harmonized since 2004 in order to improve the visibility of audits performed.

  Audit reports are widely distributed (up to the Executive Management level) and systematically supplemented by corrective action plans.

  The audit reports, as well as subsequent follow-up reports, are the subject of various direct communications and discussions between the Internal Audit Department and the Company's statutory auditors;
- the **Legal Department**, which identifies legal risks, issues internal guidelines and codes, and then oversees proper implementation. It also monitors the main litigation cases.

Finally, this organization relies on a framework of defined authorization and delegation limits:

- from Executive Management to members of the Executive Committee and certain central department executives, in order to define their power related to commitments and payments for commercial operations (sales or purchases);
- from Executive Management to certain executives in charge of industrial sites, in order to ensure the prevention and control of industrial risks;
- from Executive Management to certain financial executives, in order to ensure the security of transactions and financial flows.

The managers of the various Group subsidiaries exercise their duties under the control of the Board of Directors and in accordance with laws and regulations.

They make sure that the policies and practices instituted are consistent with Group objectives, while being in accordance with the specific requirements of local law.

RISK MANAGEMENT

To ensure the continued development of its activities, the Group must actively pursue an approach to prevent and manage the risks (especially industrial and financial risks) to which it is exposed.

In terms of the Group's business activities, industrial risk management must essentially focus on prioritizing safety and security while maintaining permanent focus on the reliability of installations.

Financial risk management requires strict control over investments, combined with rigorous practices regarding the accounting and financial aspects of the activities.

Within this context, the Group continued in 2007 to document its risk management policy, which is supported by:

- the identification of the different forms of risk encountered by the Company during the pursuit of business activity (assessed according to both potential damage and probability of occurrence);

- the implementation of certain procedures and controls to manage these risks along with measures to mitigate potential financial impacts;
- the regular review of this risk management policy by Executive Management, which, in turn, provides regular updates to the Audit Committee and the Board of Directors.

CONTROL ACTIVITIES

Control activities aim to ensure the proper implementation and compliance of internal control procedures, and depend on the strict control of Group investments with:

- a centralized, in-depth review (above certain thresholds) of investment requests and the medium and long-term contractual commitments which may arise there from;
- control of investment decisions practiced through the specific follow-up of the authorizations granted;
- a comparative analysis of investment profitability (for the most significant) **prior to, and subsequent to, their execution.**

The main internal control procedures drafted and communicated by the Company aim to:

- **Ensure the safety and security of employees, products and installations, as well as the reliability of operations with a respect for the rules and regulations for accident prevention:**

In 2004, the Company realigned the Group policy related to safety and risk management, with the formalization and deployment of a new Industrial Management System (IMS).

At the end of 2007, the IMS was deployed in 108 Subsidiaries and Departments representing 99% of Group sales and employees.

The IMS is based on:

- empowerment of the management bodies governing the Group's various entities for the effective implementation of this system;
- the issue of key management and organizational procedures that aim to ensure:
  - regulatory compliance,
  - design validation,
  - industrial risk management,
  - health, safety and environmental management,
  - training and certification of personnel,
  - management of operating and maintenance procedures,
  - management of industrial purchases,
  - change management,
  - analysis and treatment of incidents and accidents,
  - system effectiveness control based on management audits and reviews;
- shared technical standards within Group entities.

The **Safety and Industrial System Department** and the **Industrial Departments of the relevant global activity branches** supervise and control the effective implementation of the IMS, by notably relying on:

- continually increasing team awareness by providing specifically related training, and the distribution of a monthly security report available to all employees on the Group Intranet;
- the presentation of various indicators designed to monitor performance in terms of the safety and reliability of operations, as well as the deployment of certain Group key standards;
- technical audits carried out in conjunction with the Industrial Departments to ensure the compliance of operations with Group security and technical rules and, since the beginning of 2006, system audits in order to verify the conditions of implementation and compliance of operations with Group rules and IMS requirements.

The changes in the performance of operations and their level of compliance with IMS requirements are regularly monitored by the Executive Committee.

- **Ensure the protection of Group IT data and assets:**

The Group implemented a Group Policy for the Protection of Information, which aims to:

- protect the confidentiality, integrity, availability and traceability of information;
- ensure the availability and continuity of information systems;
- pay particular attention to the compliance of legal and regulatory provisions.

This policy defines:

- the fundamental management rules to be implemented in each Group entity;
- the key principles to be observed by all users, documented in a specific charter.

Its deployment began in 2005 and was extended in 2007 to almost 80 subsidiaries representing around 69% of Group employees.

- **Ensure that laws, regulations and internal management rules are respected within the Group, notably in the legal and intellectual property areas:**

In conducting their activities, the various Group entities rely on the charters, guidelines or reference frameworks issued by the major support departments of the Company, notably:

- for the legal area:
  - various contractual guides (for Large Industries, for Electronics, for borrowings),
  - Powers, Limitations and Delegation Guide for use by Group entities,
  - Insurance Guide for all Group entities,
  - instructions on how to behave in order to comply with competition laws (primarily in Europe and the United States), succeeded by awareness meetings initiated in several European entities in 2007,
  - a "Group" memo, updated in 2007, specifying the rules to be observed to prevent insider trading;
- for the intellectual property area:
  - procedures aiming to ensure Air Liquide's compliance with valid patents held by third parties notably in the field of cryogenic production, and to protect the Group's own intellectual property,
  - a policy for the protection of Group inventions based on their identification (on an official filing basis) and favoring the recognition of their inventors.

- **Manage and minimize financial risk:**

The Company has defined a financial policy, which forbids speculative transactions notably on derivatives, and that is subject to regular review. This policy, which is widely distributed to the Group entities in a financial charter, states the principles and procedures for the management of financial risk to which the activity is exposed, notably in relation to:

- liquidity risks: the Company has defined rules aimed at ensuring an appropriate level of "confirmation" and diversification (by nature and maturity) for all sources of financing at Group level;
- counterparty risks: the Company has defined rules aimed at ensuring that there is sufficient diversification and financial solidity of counterparties at Group level (commitment limits/ minimum rating);
- exchange and interest rate risks: the Company has defined methods managed on a centralized basis for the hedging of interest rates related to debt that is carried in major currencies (principally, Euro, USD, JPY) with:
  - a selection of authorized tools,
  - the hedging decision processes,
  - the methods of executing transactions.

For other foreign currency debts, rules have been defined in order to ensure that the decentralized transactions initiated to hedge interest and exchange rate risks are consistent with Group objectives.

The Company has also defined methods for exchange rate risk hedging in terms of the choice of tools, the decision process and the execution of transactions.

These measures are completed by treasury management rules that are aimed at ensuring secure transactions, adapted to local circumstances and compliant with the regulations in force.

The application of this financial policy is controlled by the Finance and Administration Department. Certain transactions are executed on a centralized basis (management of debt and interest rate risk), which is completed by consolidated reports provided by various Group entities on a monthly or quarterly basis, depending on types of risk.

The Finance and Administration Department answers to the Finance Committee (for which the mission and organization are defined here after) regarding the effective execution of the policy.

- **Ensure the reliability of financial and accounting information:**

In order to guarantee the quality and reliability of financial and accounting information produced, the Group primarily relies on a set of accounting principles and standards as well as a dual reporting system that has both management and accounting inputs, with data being systematically compared by independent but interactive departments.

The Group's accounting manual, which was revised for the implementation of the new IFRS, defines the accounting rules and principles as well as the consolidation methods applicable within the Group and states the formats applicable within the Group for reporting financial and accounting information. This manual is regularly updated with the amendments to the new IFRS or their interpretations.

Management and accounting reports are each prepared under the responsibility of independent but interactive departments that follow identical methods and principles:

- this independence allows for the enhancement of information and analysis through the use of complementary indicators and data;
- the fact that these bodies are interactive provides for better control concerning the reliability of information through the systematic and regular reconciliation of data. Data consolidation is ensured by the Finance and Administration Department.

The reports primarily include:

- monthly management reporting, known as the "Monthly Flash Report." It provides information on revenue and the main financial indicators: income statement, funds from operations (cash flow), net indebtedness and amount of investments authorized and committed;
- quarterly reporting, known as the "Management Control Report." It provides details of the primary items of the income statement, balance sheet and statement of cash flows.

These two documents are compiled by each management entity according to a predefined yearly timetable.

They are systematically accompanied by comments on activities drawn up by the director and the controller within the entity, and are consolidated at Group level with a breakdown for each business activity;

- quarterly reporting for accounting consolidation is compiled by each subsidiary which, in addition, must provide (on a semi-annual basis) information on off-balance sheet commitments that may include:
  - energy purchases,
  - financial guarantees and deposits,
  - all other contractual commitments, and, in particular, information on operating leases.

Accounting consolidation and monthly reporting is sent to the Central Consolidation Department whose duty, in conjunction with the Strategic Control Department, is to analyze and comment on the results, and to identify and explain any differences with respect to the forecasts that were made.

Within the monthly Executive Management meetings, a rolling forecast for the current year is systematically presented by the Strategic Control Department, in order to identifying when necessary, the steps to implement for achieving the yearly targets.

Through regular controls, the Finance and Administration Department ensures the effective application of accounting methods and principles in the various Group entities. The most complex accounting standards, particularly those relating to employee benefits (IAS19) and derivative financial instruments (IAS32/39, IFRS7) are subject to tighter controls or treated directly by the Finance and Administration Department.

It also relies on audits carried out by the Internal Audit Department with which it has regular contact.

The quality and reliability of financial and accounting information also depends on information systems which are becoming increasingly integrated (such as ERP), and a Group consolidation software package renewed in 2007.

Statutory auditors through their work ensure that reported financial information complies with prevailing accounting standards.

MONITORING OF CONTROL MEASURES

The Board of Directors exercises its control over Group management based on the various quarterly reports it receives from Executive Management and the work of the Audit and Accounts Committee, according to the methods and principles described above (reports, debriefings, etc).

Executive Management exercises its control over risk management, particularly through monthly meetings with the Chairman - Chief Executive Officer, the Senior Executive Vice-Presidents aided by the Finance and Administration Director, the Director of Strategic Control, and by the Legal Director who also acts as secretary. It also relies on existing reports and:

- Executive Committee meetings, with, in particular, debriefings from the Safety and Industrial System Department regarding Group performance in terms of security and the progress of actions underway;
- resources and Investment Committee meetings;
- work carried out by the Finance and Accounting Departments, the Strategic Control Department and the Internal Audit Department which report directly to Executive Management;
- Finance Committee meetings that determine the Group's financial policy.

These control measures are enhanced by the involvement of entity departments and the Executive Committee in the implementation and follow-up of actions needed to improve and strengthen the quality of internal controls.

THE FINANCE COMMITTEE

The Committee meets three times a year and upon request if necessary.

It includes the Group Finance and Administration Director, the Group Corporate Finance and Treasury Director and certain Department members, which meet under the authority of a member of Executive Management.

The purpose of this Committee is to verify the effective application of the Group's financial policy, approve proposals and suggestions that have been submitted and approve the rules governing the Group's financial policy, that are subjected to regular review.

THE RESOURCES AND INVESTMENT COMMITTEES

The purpose of these Committees is to assess and approve requests for investments that have been submitted, as well as medium and long-term contractual commitments and human resource requirements that may arise there from.

They meet once or twice a month for each Global activity branch (Large Industries, Industrial Merchant, Electronics and Healthcare).

Each Committee is chaired by the Executive Committee member responsible for the relevant Global Activity Branch, and brings together Activity Directors for the areas concerned by investments, the Group Finance and Administration Director, the Director of Strategic Control as well as the Group Human Resources Director (when issues for which he is responsible are analyzed).

The Committee's decisions are reviewed at Executive Management meetings.

Statutory Auditors' Report

prepared in accordance with Article L. 225-235 of the French Company Law (Code de commerce), on the report prepared by the Chairman of the Board of Directors of L'Air Liquide S.A., on the internal control procedures relating to the preparation and processing of financial and accounting information.

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors of L'Air Liquide S.A., and in accordance with the requirements of Article L. 225-235 of the French Company Law (Code de commerce), we report to you on the report prepared by the Chairman of the Board of Directors of your Company in accordance with Article L. 225-37 of the French Company Law (Code de commerce) for the year ended December 31, 2007.

It is the Chairman's responsibility to describe in his report the preparation and organization of the Board's work and the internal control procedures implemented by the company. It is our responsibility to report to you on the information contained in the Chairman's report in respect of the internal control procedures relating to the preparation and processing of the accounting and financial information.

We conducted our work in accordance with the relevant French professional standard. This standard requires that we perform the necessary procedures to assess the fairness of the information provided in the Chairman's report in respect of the internal control procedures relating to the preparation and processing of the accounting and financial information. These procedures consisted mainly in:

- obtaining an understanding of the internal control procedures relating to the preparation and processing of the accounting and financial information on which the information presented in the Chairman's report and existing documentation are based;
- obtaining an understanding of the work involved in the preparation of this information and existing documentation;
- determining if any significant weaknesses in the internal control procedures relating to the preparation and processing of the accounting and financial information that we would have noted in the course of our engagement are properly disclosed in the Chairman's report.

On the basis of our work, we have nothing to report on the information in respect of the company's internal control procedures relating to the preparation and processing of accounting and financial information contained in the report prepared by the Chairman of the Board in accordance with Article L. 225-37 of French company law (Code de commerce).

Courbevoie and Paris-La Défense, March 25, 2008

The Statutory Auditors

MAZARS & GUÉRARD	ERNST & YOUNG AUDIT
Frédéric Allilaire	Olivier Breillot

Remuneration of L'Air Liquide S.A. Corporate officers and directors

SHORT-TERM ADVANTAGES

1. Executive Management

A. AMOUNTS PAID DURING FISCAL YEARS 2005, 2006 AND 2007

The table below summarizes the remuneration paid and due to Executive Management with respect to fiscal years 2005, 2006 and 2007 in accordance with the AFEP/MEDEF recommendations of January 2007.

Gross remuneration and benefits paid to the Executive Management of L'Air Liquide S.A. for all Group companies, with respect to both their duties as employees where applicable, and as corporate officers (members of the Management Board until May 10, 2006, Chairman and Chief Executive Officer or Senior Executive Vice-President since this date), amount to, including benefits in-kind:

	Amounts due in respect of fiscal year 2005		Amounts due in respect of fiscal year 2006		Amounts due in respect of fiscal year 2007	
In thousands of euros (rounded off)	**Due**	**Paid**	**Due**	**Paid**	**Due**	**Paid**
Benoît Potier[a]						
- fixed portion	970	970	946	946	985	985
- variable portion	1,269	1,238	1,238	1,269	1,428	1,238
- benefits in-kind	3	3	8	8	10	10
- directors' fees	0	0	24	0	35	24
TOTAL	**2,242**	**2,211**	**2,216**	**2,223**	**2,458**	**2,257**
Jean-Claude Buono[b]						
- fixed portion	490	490	510	510	494	494
- variable portion	559	522	558	559	577	558
- benefits in-kind	3	3	3	3	3	3
- retirement termination benefits (including vacation benefits)					202	202
TOTAL	**1,052**	**1,015**	**1,071**	**1,072**	**1,276**	**1,257**
Klaus Schmieder						
- fixed portion	470	470	510	510	557	557
- variable portion	531	330	558	531	668	558
- benefits in-kind	18	18	20	20	21	21
TOTAL	**1,019**	**818**	**1,088**	**1,061**	**1,246**	**1,136**
Pierre Dufour[c]						
- fixed portion (time-apportioned basis)					52	52
- variable portion (time-apportioned basis)					63	
- benefits in-kind (time-apportioned basis)					3	3
TOTAL					**118**	**55**

(a) The employment contract of Benoît Potier has been suspended since May 10, 2006. Consequently, since this date, he has received all his remuneration in his capacity as a corporate officer.
(b) The term of office of Jean-Claude Buono terminated on November 8, 2007. As of this date, only his remuneration under his employment contract is taken into account.
(c) Pierre Dufour assumed his duties as Senior Executive Vice-President as of November 27, 2007.
He also retains his duties as an employee which were reformulated at the time of his appointment by an amendment to his employment contract authorized by the Board of Directors with respect to the procedure governing related party agreements. This agreement, which is presented in the statutory auditors' special report (on page 228 of this document), is submitted to the Shareholders' Meeting of May 7, 2008 for approval in connection with a specific resolution concerning Pierre Dufour. The gross annual remuneration paid to Pierre Dufour with respect to his duties as an employee and as a company officer for a full fiscal year as from November 27, 2007 amount to: fixed portion: 530,000 euros; variable portion: 636,000 euros; benefits in-kind: 16,000 euros
This remuneration is paid to him on a time-apportioned basis as from November 27, 2007 in respect of fiscal year 2007.
The breakdown of share subscription options granted to Executive Management members is presented in the table opposite on page 74.
During 2007, the Company paid amounts to third parties with respect to supplemental retirement benefits on behalf of Benoît Potier and Klaus Schmieder (74,563 and 86,640 euros respectively) and death and disability benefits on behalf of Benoît Potier (53,737 euros) for a total of 214,940 euros. These plans are described in Section 3 below.

The guidelines underlying the Executive Management remuneration policy, which is determined by the Board of Directors on the recommendation of the Remuneration Committee, are described in detail in the report of the Chairman of the Board of Directors presented on page 56.

B. CRITERIA

The fixed portion is determined based on the level of responsibility, experience in the management function, as well as current market practices.

The entire variable portion of remuneration due for any given fiscal year is paid the following year subsequent to the approval of the financial statements at the Shareholders' Meeting.

- **For 2006**, the variable portion was based on the two financial objectives cited (i) growth in net earnings per share (excluding non-recurring items and exchange rate fluctuations) and (ii) return on capital employed (ROCE) after tax. The personal qualitative objectives set as of May 10, 2006 mainly included assistance with corporate restructuring, implementation of the new organization, efficiency schemes support, development in new territories and preparation for the future. The weight given to financial criteria is clearly preponderant.
- **For 2007**, the variable portion was based on the two financial objectives cited (i) growth in net earnings per share (excluding non-recurring items and exchange rate fluctuations) and (ii) return on capital employed (ROCE) after tax. The personal qualitative objectives mainly included the bolstering of the Group's position in emerging economies, the establishment of world business lines or the launch of initiatives aimed at new generations of shareholders.

The criteria are decided by the Board of Directors at the beginning of the fiscal year, in line with the Group's strategic priorities. At the year-end, the results are assessed based on the fiscal year's consolidated financial statements, as approved by the Shareholders' Meeting, and the performance appraisal of each member by the Board of Directors.

For 2007, growth in net earnings per share excluding non-recurring material items and excluding the impact of exchange rate fluctuations amounted to +14.9%; return on capital employed (ROCE) after tax (as indicated on page 4 of this Report) totaled 12.3%. These figures are used to assess the variable portion of the remuneration paid to Executive Management (see the Chairman's report page 60).

- **For 2008**, the variable portion will continue to be based on the financial criteria of growth in net earnings per share, excluding the impact of exchange rate fluctuations and non-recurring material items, and return on capital employed (ROCE) after tax which will remain clearly preponderant as well as personal qualitative objectives. These criteria will include the implementation of the Group's ambitions in terms of growth, efficiency and productivity and its development in strategic geographical areas or the strengthening of the employee savings policy. As is the case every year, performance in terms of safety will also be taken into account.

In addition to the benefits indicated in Section 3 below, the **benefits in-kind** paid to Executive Management include a company car, and for Klaus Schmieder and Pierre Dufour, housing accommodation.



2. Board of Directors (Supervisory Board until May 10, 2006)

A. AMOUNTS PAID / DUE IN 2007

The table below summarizes the directors' fees and other remuneration paid in 2007 to members of the Board of Directors with respect to fiscal year 2006 and the fees payable to the members of the Board of Directors with respect to fiscal year 2007:

	Paid in 2007 for fiscal 2006			Payable for fiscal 2007		
In thousands of euros (rounded off)	Fixed portion	Variable portion	Total	Fixed portion	Variable portion	Total
Benoît Potier[a]	10	14	24	15	20	35
Alain Joly (Chairman of the Supervisory Board until May 10, 2006)[b]	92	16	108	15	30	45
Édouard de Royere	18	27	45	15	32	47
Thierry Desmarest	18	24	42	15	30	45
Rolf Krebs	18	42	60	15	41	56
Gérard de La Martinière	33[c]	29	62	30[c]	32	62
Béatrice Majnoni d'Intignano	18	29	47	15	32	47
Cornelis van Lede	18	27	45	15	37	52
Lindsay Owen-Jones[d]	23	20	43	25[d]	22	47
Thierry Peugeot	18	18	36	15	20	35
Paul Skinner[a]	10	22	32	15	21	36

(a) Term of office having begun on May 10, 2006 (for Benoît Potier, this amount is also reported in the table on page 71).
(b) For Alain Joly, the fixed portion payable for 2006 includes his remuneration as Chairman of the Supervisory Board until May 10, 2006 and his directors' fees thereafter.
(c) The indicated amounts include an additional remuneration of 15,000 euros with respect to the chairmanship of the Audit and Accounts Committee.
(d) The indicated amount includes additional remuneration with respect to the chairmanship of the Appointments and Remuneration Committees as of May 10, 2006 of 5,000 euros in proportion to the number of sessions chaired for fiscal 2006 and 10,000 euros for fiscal 2007.

Furthermore, in 2007, with respect to retirement benefits applicable under the plan detailed on page 75, Édouard de Royere and Alain Joly received 1,687,001 euros and 1,092,494 euros respectively.

B. CRITERIA

Directors' fees allocated to members of the Board of Directors were set at the Shareholders' Meeting at 550,000 euros per fiscal year. This amount has not changed since 2003. At the May 2008 Shareholders' Meeting, the shareholders are asked to raise this amount from 550,000 euros to 650,000 euros as from fiscal year 2008, considering the potential increase in the number of its members.

The distribution formula adopted by the Board of Directors as of May 2006 comprises a fixed remuneration and a variable remuneration based on pre-determined lump-sum amounts by meeting, which takes into account the effective participation of each director in the work of the Board and its committees. For fiscal 2007, the amounts calculated break down as follows:

Fixed remuneration (for a full fiscal year)

- Each member receives a fixed annual portion of 15,000 euros.
- The Chairman of the Audit and Accounts Committee receives an annual supplementary fixed remuneration of 15,000 euros.
- The Chairman of the Appointments and Remuneration Committees receives an annual supplementary fixed remuneration of 10,000 euros.

Variable remuneration

Attendance at the various meetings is remunerated as follows:

- 1 Board of Directors' meeting — 4,000 euros
- 1 Audit and Accounts Committee meeting — 3,000 euros
- 1 meeting of the Appointments/Remuneration Committees — 2,500 euros
- 1 trip for a non-French resident
  - in Europe — 2,500 euros
  - Outside Europe — 3,000 euros

Based on past practice, travel expenses incurred by non-French residents are reimbursed by the Company.

STOCK OPTIONS

1. Share options granted to corporate officers

The stock options granted by the Board of Directors to both corporate officers and employees are a long-term incentive factor, which is aligned with the interests of shareholders to create value on a permanent basis.

The allotment of stock options is reviewed with respect to the total annual remuneration of corporate officers by taking into consideration several external market studies and by ensuring that shareholders' interests are respected. The allocation, examined by the Remunerations Committee at the same time as the allocation plan for Group employees and approved by the Board of Directors, is conducted as part of annual plans, approved at pre-defined periods (normally in May), in the form of share subscription options granted without a discount.

The options granted to corporate officers are subject to the same plan regulations as all the other option beneficiaries within the Group (see page 92). Total stock option plans granted to both corporate officers and Group employees represent a low percentage of share capital.

Pursuant to the law, the Board of Directors defined the shareholding rules applicable to corporate officers for the options exercised under the 2007 Stock Option Plan (see the Chairman's report page 60).

Total adjusted share options, granted to corporate officers and directors and not exercised as of December 31, 2007, amount to:

	Total share options	Average price *(in euros)*	In 2007	Over the past 5 years
Benoît Potier	550,011	67.51	80,000	374,837
Jean-Claude Buono	233,281	66.79	30,000	148,156
Klaus Schmieder	150,013	73.23	40,000	150,013

No share options have been granted to Pierre Dufour since his appointment as Senior Executive Vice-President in November 2007, during the fiscal year.

The fair value of options granted in 2007 and determined according to IFRS 2 amounts to 22 euros per option. Share options granted to corporate officers in 2007 represent 0.063% of capital.

Accordingly, the valuation of options granted in 2007 to officers and directors is as follows:

Benoît Potier: 1,760 thousand euros

Jean-Claude Buono: 660 thousand euros

Klaus Schmieder: 880 thousand euros

These amounts are expensed over the option's vesting period.

The total number of share options previously granted to Alain Joly, Director, and not exercised as of December 31, 2007, amounts to 49,906 options at an average price of 49.40 euros. These share options were granted to him prior to 2001, as Chairman and Chief Executive Officer of the Company.

2. Options exercised by corporate officers

The total number of share options exercised by corporate officers in 2007 amounts to:

	Number of options exercised	Granted in	Average price *(in euros)*
Benoît Potier	54,452	2000	52.16
Alain Joly	40,561 [a]	2000	104.32
Alain Joly	25,000	1999	49.40
Jean-Claude Buono	35,838	2000	52.16
Jean-Claude Buono	1,500 [a]	2000	104.32
Jean-Claude Buono	4,000	1999	49.40

(a) Options exercised prior to the two for one share split of June 13, 2007.

LONG-TERM COMMITMENTS

Former Corporate officers

RETIREMENT BENEFIT OBLIGATIONS

The Board has undertaken that the Company pay to former Chairmen and Chief Executive Officers who, as a result of their age or seniority, benefit from retirement benefits applicable to all employees covered by the Company's collective agreement of December 12, 1978, as amended, additional benefits, over and above those under the normal retirement plans, of a fixed amount determined by the Board which is in excess of the capped amount set forth in the Company's collective agreement. These amounts were set on retirement of the parties concerned, namely Edouard de Royere and Alain Joly, by Board of Directors' meetings on May 23, 1995 for Edouard de Royere and on November 14, 2001 for Alain Joly, taking into consideration common practice in retirement benefits for executive managers in existence at that time. All of the other conditions of this agreement (described in greater detail on page 152 of the Annual Report), in particular, changes in amounts and the limits which would be applied by the Company to its retired employees and the conditions for reverting such retirement benefits to the surviving spouse, are applicable to the above-mentioned corporate officers. This plan, open to retired former employees and to employees aged 45 or older or with more than 20 years of seniority as of January 1, 1996, was closed on February 1, 1996.

In 2007, the amounts indicated on page 73 were paid to Edouard de Royere and Alain Joly under the aforementioned retirement benefit plans.

Members of Executive Management

RETIREMENT BENEFIT OBLIGATIONS

1. Because of his age and seniority, Jean-Claude Buono benefits from a retirement plan similar to the one described above for former corporate officers. The plan was set up in accordance with the Company's collective agreement of December 12, 1978. The Board of Directors authorized the commitment undertaken by the Company to pay Jean-Claude Buono an annual global pension of 396,367 euros, (November 2001 value date) in his capacity as Senior Executive Vice-President to take into account his level of responsibility and experience. This amount was revalued to take into consideration the change in retirement benefits paid by the Air Liquide Group between the initial allocation date (November 2001) and the effective pension payment date (December 31, 2007) and totals 444,255 euros. It includes the retirement guarantee related to his duties performed as a salaried employee. The amount exceeds the capped amount set forth in the above-mentioned collective agreement. All other conditions under the agreement are applicable, and in particular, changes in amount, conditions of reversion to the surviving spouse, as well as the contractual limits. As this is a related party agreement, this decision was approved by the Shareholders' Meeting of May 9, 2007.

   Furthermore, with respect to his duties as an employee and in accordance with the collective bargaining agreement, Jean-Claude Buono received a retirement termination benefit of 152,826 euros.

2. The Board of Directors has authorized that Benoît Potier, in his capacity as Chairman and Chief Executive Officer, and Klaus Schmieder and Pierre Dufour, in their capacity as Senior Executive Vice-Presidents, who do not meet the age or seniority conditions allowing them to benefit from the above-mentioned collective agreement of December 12, 1978, shall continue to benefit from supplementary retirement plans set up for senior managers and executives meeting certain eligibility conditions, including (i) for the portion of the remuneration up to 16 times the annual social security ceiling as part of a defined contribution scheme managed by a third party and (ii) for the portion of the remuneration exceeding 16 times the annual social security ceiling as part of a defined benefit scheme, an additional annuity as well as an annuity paid to the surviving spouse, subject to certain age conditions. Benoît Potier, as a company officer, and Klaus Schmieder and Pierre Dufour, with respect to their duties both as salaried employees and corporate officers, fall within this category. These plans, which presume a minimum seniority of 2 years, became effective for Klaus Schmieder beginning in 2006.

   - For the portion managed as part of a defined contribution plan, the Company pays an outside fund manager a fee representing a fixed percentage of the beneficiary's remuneration. Amounts paid as well as the corresponding investment income will be used to pay an additional retirement benefit in the form of a life annuity, supplemented by an annuity paid to the surviving spouse, subject to the beneficiary being able to invoke his rights under the standard old age pension plan applicable to all French retired employees. Should the term of office or employment contract be terminated, the fees cease to be paid.
   - Retirement benefits corresponding to the defined benefit plan are equal to 1% for each year of seniority based on the average of the 3 highest total annual remunerations exceeding 16 times the annual social security ceiling during the last 5 years of employment. For the calculation, the average of the total variable portions taken into account cannot exceed 100% of the average of the total fixed portions used for this calculation. Where applicable, an annuity equal to 60% of the above-mentioned benefits will be paid to the surviving spouse, if certain age conditions are satisfied. The defined benefit plan only applies if the beneficiary is still with the Company at the time of his retirement. In the event the term of office or employment contract is terminated at the Company's initiative, except for serious or gross negligence, the beneficiary may nevertheless maintain his rights should he reach 55 with a seniority of at least 5 years.

As for all executive managers benefiting from these plans, total retirement benefits, under all retirement plans, are capped at 45% of the average of the three best years of the last five years' total annual remuneration, it being understood that for the calculation, the variable portion taken into account cannot exceed 100% of the fixed portion. Should this ceiling be reached, the amount paid under the defined benefit plan will be reduced accordingly.

These plans were applied to Benoît Potier and Klaus Schmieder in 2006 and to Pierre Dufour in 2007 by the Board of Directors in accordance with the procedure governing related party agreements. Regarding Benoît Potier and Klaus Schmieder, the application was approved by the Shareholders' Meeting of May 9, 2007. Regarding Pierre Dufour, the application is submitted to the Shareholders' Meeting of May 7, 2008 for approval, as part of a specific resolution.

The 2007 amount paid by the Company to the fund manager of Benoît Potier's and Klaus Schmieder's supplementary defined contribution plans is indicated on page 72.

DEATH, DISABILITY AND RELATED BENEFITS

A supplementary death, disability and related benefits plan was subscribed with an insurance company to enable senior managers, whose remuneration exceeds 8 times the annual social security ceiling and in compliance with certain age and seniority conditions, to receive benefits in the event of death or permanent and absolute invalidity. This benefit is equal to 4 times the gross annual remuneration exceeding 8 times the annual social security ceiling. The contributions corresponding to this plan are paid in full by the Company and added back to the remuneration of beneficiaries as benefits in-kind. Benoît Potier, in his capacity as Chairman and Chief Executive Officer and Pierre Dufour in his capacity as Senior Executive Vice-President benefit from this plan. This plan was applied to Benoît Potier in 2006 and to Pierre Dufour in 2007 by the Board of Directors in accordance with the procedure governing related party agreements, and the application to Benoît Potier was approved by the Shareholders' Meeting of May 9, 2007. Regarding Pierre Dufour, the application is submitted to the Shareholders' Meeting of May 7, 2008 for approval, as part of a specific resolution.

The 2007 amount paid by the Company to the insurance company in favor of Benoît Potier is indicated on page 72.

Jean-Claude Buono and Klaus Schmieder, who do not fulfill the age conditions required to benefit from the above-mentioned supplemental death, disability and related benefits plan, benefit from the Company's death, disability and related benefits plan applicable to all Group employees.

COMMITMENTS RELATED TO TERMINATION OF DUTIES

Termination indemnities

BENOÎT POTIER

- In 2006, the Board of Directors granted Benoît Potier, in the event of revocation or non-renewal of his terms of office as Chairman and Chief Executive Officer, except for gross negligence, a final and lump-sum fixed amount determined by applying the provisions of the collective bargaining agreement covering all Company executives, by (i) taking into account the number of years of seniority acquired from the beginning as salaried employee and company officer and (ii) using the total fixed and variable average monthly remuneration for the 24 months preceding termination of the term of office as the basis of calculation.

  Application of the formula under the above-mentioned provisions of the collective bargaining agreement limit, in any case, the maximum amount of the aforementioned payment to 20 months' remuneration. This amount includes any payment that could be due in the event of termination of the employment contract.

- Moreover, in the event the term of office is revoked or not renewed in the 24 months following a change in control of Air Liquide, the payment would be increased by 12 months' remuneration, as defined above.

  As this is a related party agreement, this decision was approved by the Shareholders' Meeting of May 9, 2007.

- Pursuant to the new provisions of Article L. 225-42-1 of the French Commercial Code introduced by the law of August 21, 2007, the Board of Directors decided that in order to receive the indemnity provided for under the above-mentioned agreement, the beneficiary would have to comply with certain performance conditions assessed in relation to the Company's performance (see below "Performance conditions-Termination indemnities"). This agreement, which is presented in the statutory auditors' special report (on page 228 of this document), is submitted to the Shareholders' Meeting of May 7, 2008 for approval as part of a specific resolution concerning Benoît Potier.

- The Board of Directors took due note that in connection with amendments to the defined contribution plan described on page 75, the Company intends to undertake to grant to all employees concerned by such plan and who are less than 55 and who have at least 20 years of seniority, in the event of early termination of their employment contracts at the Company's initiative except in case of serious misconduct or gross negligence, benefits equivalent to those obtained under the plan in the form of a compensating indemnity. Concerning Benoît Potier, whose employment contract has been suspended, and who had acquired this right to

an annuity as part of the aforementioned plan in the event of removal from his corporate office or dismissal before the age of 55, the Board of Directors, in order to compensate for the loss of this right, decided to authorize the commitment undertaken by the Company to pay Benoît Potier, in the event of a termination in his term of office prior to age of 55 at the Company's initiative, except for serious or gross negligence, and since he has acquired at least 20 years of seniority, an indemnity to compensate for the loss of pension rights, paid in instalments, calculated in accordance with the defined benefit plan mentioned on page 75. This commitment will automatically become null and void when Benoît Potier reaches 55.

- Pursuant to the new provisions of Article L 225-42-1 of the French Commercial Code introduced by the law of August 21, 2007, the Board of Directors decided that in order to receive the indemnity provided for under the above-mentioned commitment, the beneficiary would have to comply with certain performance conditions assessed in relation to the Company's performance (see below "Performance conditions-Indemnity to compensate for the loss of pension rights in respect of term of office"). This commitment, which is presented in the statutory auditors' special report (on page 228 of this document), is submitted to the Shareholders' Meeting of May 7, 2008 for approval as part of a specific resolution concerning Benoît Potier.

JEAN-CLAUDE BUONO

The commitments undertaken for Jean-Claude Buono in 2006 and approved by the Shareholders' Meeting of May 9, 2007 became null and void following the retirement of Jean-Claude Buono.

KLAUS SCHMIEDER

- Should the Company unilaterally terminate his employment contract before the age of 60, except in the case of serious negligence and incapacity, Mr. Klaus Schmieder would receive a termination payment equal to the lower of 18 months of the fixed portion of remuneration or the number of months of the fixed portion of his remuneration between such date and his 60th birthday.
- In 2006, the Board of Directors granted in favor of Klaus Schmieder, with respect to his duties as Senior Executive Vice-President, in the event of revocation or non-renewal of his term of office, except for serious negligence, a final and lump-sum fixed payment equal to the lower of 18 months of the fixed portion of remuneration in his capacity as Senior Executive Vice-President or the number of months of the fixed portion of his remuneration between such date and his 60th birthday (October 2008). The payment is cumulative with that due with respect to his employment contract in the event of the concomitant termination of the latter.
- Moreover, should the revocation or non-renewal occur in the 24 months following a change in control of Air Liquide, this payment would be increased by 12 months' remuneration, the total fixed and variable average monthly remuneration received in the capacity of salaried employee and company officer for the 24 preceding months serving as the basis of calculation.

  As this is a related party agreement, this decision was approved by the Shareholders' Meeting of May 9, 2007.

  Pursuant to the new provisions of Article L 225-42-1 of the French Commercial Code introduced by the law of August 21, 2007, the Board of Directors decided that in order to receive the indemnity provided for under the above-mentioned agreement, the beneficiary would have to comply with certain performance conditions assessed in relation to the Company's performance (see below "Performance conditions-Termination indemnities"). This agreement, which is presented in the statutory auditors' special report (on page 228 of this document), is submitted to the Shareholders' Meeting of May 7, 2008 for approval in connection with a specific resolution concerning Klaus Schmieder.

PIERRE DUFOUR

The Board of Directors granted Pierre Dufour, in the event of revocation or non-renewal of his term of office as Senior Executive Vice-President, except for serious or gross negligence, a final and lump-sum fixed amount determined by applying the provisions of the collective bargaining agreement covering all Company executives, without such payment amounting to less than 12 months' remuneration, calculated using the total fixed and variable average monthly remuneration for the 24 months preceding termination of the term of office.

Application of the formula under the above-mentioned provisions of the collective bargaining agreement limit, in any case, the maximum amount of the aforementioned payment to 20 months' remuneration. This amount includes any payment that could be due in the event of termination of the employment contract.

Moreover, in the event the term of office is revoked or not renewed in the 24 months following a change in control of Air Liquide, the payment would be increased by 12 months' remuneration, as defined above.

Pursuant to the new provisions of Article L 225-42-1 of the French Commercial Code introduced by the law of August 21, 2007, the Board of Directors decided that in order to receive the indemnity provided for under the above-mentioned agreement, the beneficiary would have to comply with certain performance conditions assessed in relation to the Company's performance (see below "Performance conditions-Termination indemnities"). This agreement, which is presented in the statutory auditors' special report (on page 228 of this document), is submitted to the Shareholders' Meeting of May 7, 2008 for approval in connection with a specific resolution concerning Pierre Dufour.

Performance conditions

TERMINATION INDEMNITIES

The Board of Directors decided that (i) the payment of termination indemnities concerning Benoît Potier, Klaus Schmieder and Pierre Dufour mentioned above (excluding however the statutory indemnity and that provided for by the collective bargaining agreement that may be due on account of termination of the employment contract) and for Benoît Potier (ii) the inclusion of his seniority as Chairman and Chief Executive Officer in the calculation of his statutory indemnity and that provided for by the collective bargaining agreement that may be due on account of termination of his employment contract are subject to compliance, duly acknowledged by the Board of Directors at the time or subsequent to the termination of duties, to conditions relating to the beneficiary's performance assessed in relation to the Company's performance, defined as follows:

The right to benefit from the rights referred to in (i) and for Benoît Potier in (ii) above will depend on the average of the variance between the Return on capital employed after tax (ROCE) and the Weighted Average Cost of Capital (WACC) (assessed on the basis of net equity according to the financial statements) calculated (on the basis of the certified consolidated financial statements approved by the Annual Shareholders' Meeting) with respect to the last 3 financial years prior to the financial year in which the departure occurs.

The following formulas will be applied:

Average variance (ROCE – WACC)	Proportion of the indemnity due
≥ 200 bp*	100%
≥ 100 bp and < 200 bp	50%
≥ 0 bp and < 100 bp	25%
< 0	0

* *base point*

These conditions will be reviewed by the Board of Directors and, where applicable, modified to take account of changes in the corporate environment at each time the beneficiary's term of office is renewed and, where applicable, during his term of office.

INDEMNITY TO COMPENSATE FOR THE LOSS OF PENSION RIGHTS IN RESPECT OF TERM OF OFFICE

The right for Benoît Potier to receive the indemnity to compensate for the loss of pension rights described above (except for, if applicable, the indemnity to compensate for the loss of pension rights which could be received under Mr Potier's employment contract), will depend on the average of the variance between the Return on capital employed after tax (ROCE) and the Weighted Average Cost of Capital (WACC) assessed on the basis of net equity according to the financial statements, calculated (on the basis of the certified consolidated financial statements approved by the Annual Shareholders' Meeting) with respect to the last 7 financial years preceding the financial year during which he leaves the Company.

The following formulas will be applied:

Average variance (ROCE-WACC)	Proportion of the indemnity due
≥ 200 bp	100%
≥ 100 bp and < 200 bp	50%
≥ 0 bp and < 100 bp	25%
< 0	0

These conditions will be reviewed by the Board of Directors and, where applicable, modified to take account of changes in the corporate environment each time that Benoît Potier's term of office is renewed, or where applicable, during his term. In any case, the commitment relating to indemnity to compensate for the loss of pension rights will become null and void when Benoît Potier reaches 55.

UNEMPLOYMENT INSURANCE

By decision of the May 2006 Board of Directors' meeting, Benoît Potier shall benefit, in his capacity as corporate officer, from the guarantee covering corporate managers and executives subscribed by the Company. The contributions paid by the Company are added back to the remuneration of Benoît Potier as benefits in-kind.

In accordance with the procedure governing related party agreements, this decision was approved by the Shareholders' Meeting of May 9, 2007.

TRANSACTIONS INVOLVING COMPANY SHARES PERFORMED BY CORPORATE OFFICERS

In 2007, the following transactions involving Company shares were performed by corporate officers:

	Nature of the transaction	Date of transaction	Average price *(in euros)*
Alain Joly	Exercise of 40,561 share subscription options of L'Air Liquide SA	02/27/07	104.32
Gérard Machet de la Martinière	Purchase of 585 shares of L'Air Liquide SA	03/01/07	173.79
Thierry Desmarest	Purchase of 1,500 shares of L'Air Liquide SA	03/08/07	175.80
Jean-Claude Buono	Exercise of 1,500 share subscription options of L'Air Liquide SA	03/16/07	104.32
Jean-Claude Buono	Sale of 1,500 shares of L'Air Liquide SA	03/19/07	173.93
Benoît Potier	Purchase of 180 shares of L'Air Liquide SA	05/24/07	178.46
Benoît Potier	Exercise of 43,252 share subscription options of L'Air Liquide SA	06/14/07	52.16
Benoît Potier	Sale of 43,252 shares of L'Air Liquide SA	06/15/07	92.51
Benoît Potier	Exercise of 11,200 share subscription options of L'Air Liquide SA	07/06/07	52.16
Jean-Claude Buono	Exercise of 35,838 share subscription options of L'Air Liquide SA	07/12/07	52.16
Jean-Claude Buono	Exercise of 2,000 share subscription options of L'Air Liquide SA	09/03/07	49.40
Jean-Claude Buono	Sale of 2,000 actions of L'Air Liquide SA	09/04/07	91.40
Alain Joly	Exercise of 25,000 share subscription options of L'Air Liquide SA	09/25/07	49.40
Alain Joly	Sale of 4,000 shares of L'Air Liquide SA	09/28/07	94.10
Benoît Potier	Acquisition of 200 shares of L'Air Liquide SA	09/28/07	93.78
Benoît Potier	Acquisition of 100 shares of L'Air Liquide SA	09/28/07	93.80
Benoît Potier	Acquisition of 100 shares of L'Air Liquide SA	09/28/07	93.83
Benoît Potier	Acquisition of 100 shares of L'Air Liquide SA	09/28/07	93.87
Alain Joly	Sale of 52 shares of L'Air Liquide SA	10/01/07	94.80
Alain Joly	Sale of 4,000 shares of L'Air Liquide SA	10/01/07	94.30
Alain Joly	Sale of 265 shares of L'Air Liquide SA	10/02/07	94.80
Alain Joly	Sale of 3,683 shares of L'Air Liquide SA	10/03/07	93.48
Jean-Claude Buono	Exercise of 2,000 share subscription options of L'Air Liquide SA	11/14/07	49.40
Jean-Claude Buono	Sale of 2,000 shares of L'Air Liquide SA	11/15/07	92.28

Management and Control

As of December 31, 2007

BOARD OF DIRECTORS

Benoît Potier
Chairman and Chief Executive Officer
Expiration date of term: 2010

Sir Lindsay Owen-Jones
Vice-Chairman of the Board of Directors
Expiration date of term: 2009

Édouard de Royere
Honorary Chairman
Expiration date of term: 2008*
** Renewal of term not requested.*

Thierry Desmarest
Director
Expiration date of term: 2009

Alain Joly
Director
Expiration date of term: 2009

Professeur Rolf Krebs
Director
Expiration date of term: 2008*
** Renewal of term proposed to the Shareholders' Meeting of May 7, 2008*

Gérard de La Martinière
Director
Expiration date of term: 2011

Cornelis van Lede
Director
Expiration date of term: 2011

Béatrice Majnoni d'Intignano
Director
Expiration date of term: 2010

Thierry Peugeot
Director
Expiration date of term: 2009

Paul Skinner
Director
Expiration date of term: 2010

Works' council delegates

Gilles Boudin

Marie-Annick Masfrand

Philippe Bastien

Christian Granday

EXECUTIVE MANAGEMENT AND EXECUTIVE COMMITTEE

Benoît Potier
Chairman and Chief Executive Officer
Born in 1957 - French

Klaus Schmieder
Senior Executive Vice-President
Born in 1948 - German

Pierre Dufour
Senior Executive Vice-President
Born in 1955 - Canadian

Jean-Pierre Duprieu
Vice-President
Asia-Pacific and Electronics
Born in 1952 - French

Jean-Marc de Royere
Vice-President
Healthcare
Born in 1965 - French

François Darchis
Vice-President
Industrial Merchant, Engineering, Research
Born in 1956 - French

Guy Salzgeber*
Vice-President
Europe Operations
Born in 1958 – French
** Appointment of November 2007.*

Ron LaBarre
Vice-President, Development and Large Industries Markets
Born in 1950 - American

John Glen
Vice-President, Finance and Administration
Born in 1959 - Scottish

Augustin de Roubin*
Vice-President, Human Resources
Born in 1953 - French
** Appointment of November 2007.*

Directorships exercised by the members of the Board of Directors and Executive Management and additional information

Benoît Potier

Chairman and Chief Executive Officer

Born in 1957
Date of first appointment: 2000
Start of current term: 2006
Expiration date of term: 2010
Number of shares owned as of December 31, 2007: 32,768

Business address
Air Liquide, 75 quai d'Orsay – 75321 Paris Cedex 07

Career
A graduate from École Centrale de Paris, Benoît Potier joined Air Liquide in 1981 as a research and development Engineer. After serving as a Project Manager in the Engineering and Construction Division, he was made Vice-President of Energy Development in the Large Industries business line. In 1993, he became Director of Strategy & Organization and, in 1994, was put in charge of the Chemicals, Iron & Steel, Oil and Energy Markets. He was made an Executive Vice-President of Air Liquide in 1995 with additional responsibilities over the Engineering & Construction Division and the Large Industries operations in Europe.

Benoît Potier was appointed Chief Executive Officer in 1997. He was appointed to the Board of Directors in 2000 and became President of the Management Board in November, 2001.

In 2006, he was appointed Chairman and Chief Executive Officer of L'Air Liquide S.A.

Positions held during the last five years
2007
Chairman and Chief Executive Officer: L'Air Liquide S.A., Air Liquide International, American Air Liquide Inc. (AAL), Air Liquide International Corporation (ALIC)
Chairman: American Air Liquide Holdings, Inc.
Director: Air Liquide Italia Srl. (until April, 2007),
AL Air Liquide España S.A.(until May, 2007)

Danone Group (Chairman of the Audit Committee)
Member of the Supervisory Board: Michelin

Director of the École Centrale - Paris, of the Association Française des Entreprises Privées (AFEP, since june 2007)
Member of Conseil France de l'INSEAD
Member of the board of the Association Nationale des Sociétés par Actions (ANSA, since march 2007)

2006
Chairman of the Management Board: L'Air Liquide S.A. (until May 10, 2006)
Chairman and Chief Executive Officer: L'Air Liquide S.A. (as of May 10, 2006), Air Liquide International, American Air Liquide Inc. (AAL), Air Liquide International Corporation (ALIC)
Chairman: American Air Liquide Holdings, Inc.
Director: Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO) (until March, 2006), Air Liquide Italia Srl., AL Air Liquide España S.A.

Danone Group (Chairman of the Audit Committee)
Member of the Supervisory Board: Michelin

Director of the École Centrale - Paris
Member of Conseil France de l'INSEAD

2005
Chairman of the Management Board: L'Air Liquide S.A.
Chairman and Chief Executive Officer: Air Liquide International, American Air Liquide Inc. (AAL), Air Liquide International Corporation (ALIC)
Director: SOAEO, Air Liquide Italia, AL Air Liquide España, Air Liquide Asia Pte. Ltd., Air Liquide Canada Inc., Air Liquide America Holdings Inc. (AHI)

Danone Group (Chairman of the Audit Committee),
Member of the Supervisory Board: Michelin

Director of the École Centrale - Paris
Member of Conseil France de l'INSEAD

2004
Chairman of the Management Board: L'Air Liquide S.A.
Chairman and Chief Executive Officer: Air Liquide International, American Air Liquide Holdings, Inc. (AAL), Air Liquide International Corporation (ALIC)
Chairman: American Air Liquide Holdings Inc. (AALH)
Director: SOAEO, Air Liquide Italia Srl., AL Air Liquide España, Air Liquide Asia Pte. Ltd., Air Liquide Canada Inc., Air Liquide America Holdings Inc. (AHI)

Danone Group
Member of the Supervisory Board: Michelin

Director of the École Centrale - Paris
Member of Conseil France de l'INSEAD

2003
Chairman of the Management Board: L'Air Liquide S.A.
Chairman and Chief Executive Officer: Air Liquide International, American Air Liquide Inc. (AAL), Air Liquide International Corporation (ALIC)
Director: SOAEO, Air Liquide Italia Srl., AL Air Liquide España, Air Liquide Asia Pte. Ltd., Air Liquide Canada Inc.

Danone Group,
Member of the Supervisory Board: Michelin

Director of the École Centrale - Paris
Member of Conseil France de l'INSEAD

Sir Lindsay Owen-Jones

Vice-Chairman of the Board of Directors

Born in 1946
Date of first appointment: 1994
Start of current term: 2006
Expiration date of term: 2009
Number of shares owned as of December 31, 2007: 9,954

Business address
L'Oréal, 41 rue Martre – 92117 Clichy Cedex

Career
A graduate in Literature from Oxford University and in business from INSEAD, Sir Lindsay Owen-Jones joined L'Oréal in 1969. Having started out as a Product Manager, he was appointed to Belgium, and then returned to France where he became Marketing Director of the Consumer Division in 1976. In 1978, he was appointed Chief Executive Officer of L'Oréal's Italian subsidiary, before becoming Chairman and Chief Executive Officer of Cosmair Inc., L'Oréal's exclusive agent in the United States in 1981. In 1984, he became Vice-Chairman and Chief Executive Officer, Vice-Chairman of the Management Committee and a director of L'Oréal. He was Chairman and Chief Executive Officer of L'Oréal from 1988 until April 2006, when he became Chairman of the L'Oréal Board of Directors.

Positions held during the last five years
2007
Vice-Chairman of the Board of Directors and Director: L'Air Liquide S.A. (Chairman of the Appointments Committee, Chairman of the Remuneration Committee)

Chairman of the Board of Directors: L'Oréal (Chairman of the Committee for "Strategy and Implementation")
Chairman of the Board of Directors and Director: L'Oréal USA Inc., L'Oréal UK Ltd
Chairman of the Board of Directors (as of October 8, 2007) and Director (as of June 7, 2007) de la Fondation d'Entreprise L'Oréal

Director: Ferrari SpA (Italy), Sanofi-Aventis
Chairman: Alba Plus SASU

2006
Member of the Supervisory Board: L'Air Liquide S.A. (until May 10, 2006)
Vice-Chairman of the Board of Directors and Director:
L'Air Liquide S.A. (Chairman of the Appointments Committee, Chairman of the Remuneration Committee) (as of May 10, 2006)

Chief Executive Officer: L'Oréal (until April 2006)
Chairman of the Board of Directors: L'Oréal (as of April 2006) (Chairman of the Committee for "Strategy and Implementation")
Chairman of the Board of Directors and Director: L'Oréal USA Inc, L'Oréal UK Ltd

Director: Galderma Pharma, Switzerland (until May 2006), Ferrari SpA (Italy), Sanofi-Aventis
Chairman: Alba Plus SASU (since July 2006)

2005
Vice-Chairman of the Supervisory Board: L'Air Liquide S.A.

Chairman and Chief Executive Officer: L'Oréal
Chairman of the Board of Directors and director: L'Oréal USA Inc, L'Oréal UK Ltd

Director: Galderma Pharma, Switzerland
BNP-Paribas (until December 14, 2005), Sanofi-Aventis, Ferrari SpA, Italy (as of April 22, 2005)

2004
Vice-Chairman of the Supervisory Board: L'Air Liquide S.A.

Chairman and Chief Executive Officer: L'Oréal
Chairman of the Board of Directors and Director: L'Oréal USA Inc, L'Oréal UK Ltd

Galderma Pharma, Switzerland (Chairman of the Board of Directors until May 24, 2004)
Director: Gesparal (until April 29, 2004), BNP-Paribas, Sanofi-Aventis

2003
Vice-Chairman of the Supervisory Board: L'Air Liquide S.A.

Chairman and Chief Executive Officer: L'Oréal
Chairman of the Board of Directors and Director: L'Oréal USA Inc, L'Oréal UK Ltd

Chairman of the Board of Directors: Galderma Pharma, Switzerland
Director: Gesparal, BNP-Paribas, Sanofi-Synthelabo

Édouard de Royere

Honorary Chairman

Born in 1932

Date of first appointment: 1971
Start of current term: 2006
Expiration date of term: 2008*
* *Renewal not requested*
Number of shares owned as of December 31, 2007: 59,456

Business address
Air Liquide, 75 quai d'Orsay – 75321 Paris Cedex 07

Career
Édouard de Royere graduated from École Supérieure de Commerce de Paris. After having begun his career as a signing officer at Crédit Lyonnais and then as Vice-President at Union Immobilière et Financière, Édouard de Royere joined Air Liquide in 1966 and became Company Secretary.
Director of Air Liquide from 1971 to November, 2001, Édouard de Royere was appointed Executive Vice-President in 1979, Vice-Chairman and Chief Executive Officer in 1982 and served as Chairman and Chief Executive Officer from 1985 to 1995. He was named Honorary Chairman of L'Air Liquide in 1997, was a member of the Supervisory Board from November 2001 until May 10, 2006, then director of L'Air Liquide since this date.

Positions held during the last five years
2007
Director: L'Air Liquide S.A. (Member of the Audit and Accounts Committee)

Auditor: Fimalac
Member of the Supervisory Board: Michelin (until November 30, 2007)
Chairman: SAGES (since December 21, 2007)
Honorary Chairman: Association Nationale des Sociétés par Actions (ANSA)

2006
Member of the Supervisory Board: L'Air Liquide S.A. (until May 10, 2006)
Director: L'Air Liquide S.A. (Member of the Audit and Accounts Committee)

Auditor: Fimalac
Member of the Supervisory Board: Michelin
Honorary Chairman: Association Nationale des Sociétés par Actions (ANSA)

2005
Honorary Chairman of the Supervisory Board: L'Air Liquide S.A.

Director: Sodexho Alliance (until February 2005), Siparex Associés (until December 2005)
Auditor: Fimalac
Member of the Supervisory Board: Michelin
Honorary Chairman of the Association Nationale des Sociétés par Actions (ANSA)

2004
Honorary Chairman of the Supervisory Board: L'Air Liquide S.A.
Director: American Air Liquide Inc., Air Liquide International Corporation,

Sodexho Alliance, Siparex Associés (as of July 2004)
Member of the Supervisory Board: Michelin
Auditor: Fimalac and Wanadoo (until March 2004)
Chairman: Association Nationale des Sociétés par Actions (ANSA)

2003
Honorary Chairman of the Supervisory Board: L'Air Liquide S.A.
Director: American Air Liquide Inc., Air Liquide International Corporation,

Sodexho Alliance
Member of the Supervisory Board: Michelin
Auditor: Fimalac, Wanadoo
Chairman: Association Nationale des Sociétés par Actions (ANSA)

Thierry Desmarest

Director

Born in 1945
Date of first appointment: 1999
Start of current term: 2006
Expiration date of term: 2009
Number of shares owned as of December 31, 2007: 5,152

Business address
TOTAL, Tour Coupole, 2 place de la Coupole
92078 Paris-La Défense

Career
A graduate from École Polytechnique and Ecole des Mines, Thierry Desmarest spent 4 years with the New Caledonia Department of Mines, before serving as a Technical Advisor at the Ministry of Industry in 1975, and then at the Ministry of Economic Affairs in 1978.
He joined Total in 1981 as Managing Director of Total Algeria. He held various executive positions within Total Exploration Production, ultimately becoming its Chief Executive Officer in 1989 and a member of the Group's Executive Committee that same year. He became Chairman and Chief Executive Officer of Total in 1995, of Totalfina in 1999, and then of Elf Aquitaine and TotalFinaElf in 2000.

Thierry Desmarest was Chairman and Chief Executive Officer of Total from 2003 to February 2007, when he became Chairman of the Total S.A. Board of Directors.

Positions held during the last five years
2007
Director: L'Air Liquide S.A. (Member of the Appointments Committee, Member of the Remuneration Committee)

Chairman of the Board of Directors: Total S.A. (since February 2007)
Chairman and Chief Executive Officer: Total S.A. (until February 2007), Elf Aquitaine (until May 30, 2007)
Chairman: Total Foundation

Director: Sanofi-Aventis
Member of the Supervisory Board: Areva

2006
Member of the Supervisory Board: L'Air Liquide S.A. (until May 10, 2006)
Director: L'Air Liquide S.A. (Member of the Appointments Committee, Member of the Remuneration Committee, as of May 10, 2006)

Chairman and Chief Executive Officer: Total S.A., Elf-Aquitaine
Chairman: Total Foundation

Director: Sanofi-Aventis
Member of the Supervisory Board: Areva



2005
Member of the Supervisory Board: L'Air Liquide S.A.

Chairman and Chief Executive Officer: Total S.A., Elf-Aquitaine
Chairman: Total Foundation

Director: Sanofi-Aventis
Member of the Supervisory Board: Areva

2004
Member of the Supervisory Board: L'Air Liquide S.A.

Chairman and Chief Executive Officer: Total S.A., Elf-Aquitaine
Chairman: Total Foundation

Director: Sanofi-Aventis
Member of the Supervisory Board: Areva

2003
Member of the Supervisory Board: L'Air Liquide S.A.

Chairman and Chief Executive Officer: TotalFinaElf, Elf-Aquitaine
Chairman: Total Foundation

Director: Sanofi-Synthélabo
Member of the Supervisory Board: Areva

Alain Joly

Director

Born in 1938
Date of first appointment: 1982
Start of current term: 2006
Expiration date of term: 2009
Number of shares owned as of December 31, 2007: 119,432

Business address
Air Liquide, 75 quai d'Orsay – 75321 Paris Cedex 07

Career
A former graduate of École Polytechnique, Alain Joly joined Air Liquide's Engineering Division in 1962. From 1967 to 1973, he had various responsibilities at Air Liquide Canada and then in the Americas Division. From 1973 to 1985, he served successively as Vice-President of Corporate Strategy and Management, Regional Manager of the French Gases Division, Company Secretary and Secretary of the Board of Directors.
He became director of Air Liquide in 1982, then Chief Executive Officer in 1985 and Chairman and Chief Executive Officer in 1995.
Alain Joly was Chairman of the Supervisory Board of L'Air Liquide from November, 2001 until May 10, 2006, then director of L'Air Liquide since this date.

Positions held during the last five years
2007
Director: L'Air Liquide S.A. (Member of the Appointments Committee, Member of the Remuneration Committee)

Director: Lafarge, BNP Paribas

2006
Chairman of the Supervisory Board: L'Air Liquide S.A. (until May 10, 2006)
Director: L'Air Liquide S.A. (Member of the Appointments Committee, Member of the Remuneration Committee, as of May 10, 2006); SOAEO (until January, 2006)

Director: Lafarge, BNP Paribas

2005

Chairman of the Supervisory Board: L'Air Liquide S.A., SOAEO

Director: Lafarge, BNP Paribas

2004

Chairman of the Supervisory Board: L'Air Liquide S.A.
Director: SOAEO, Air Liquide International Corporation (United States), American Air Liquide Inc.

Director: Lafarge, BNP Paribas

2003
Chairman of the Supervisory Board: L'Air Liquide S.A.
Director: SOAEO, Air Liquide International Corporation (United States), American Air Liquide Inc.

Director: Lafarge, BNP Paribas

Professeur Rolf Krebs

Director

Born in 1940
Date of first appointment: 2004
Start of current term: 2006
Expiration date of term: 2008*
* Renewal of term proposed to the Shareholders' Meeting of May 7, 2008
Number of shares owned as of December 31, 2007: 1,210

Business address
Am Molkenborn 6 - 55122 - Mainz – Germany

Career
Rolf Krebs studied medicine and obtained a MD from the University of Mainz. After having lectured there for several years, he joined Bayer AG in 1976 where he held various positions including Head of Pharmaceutical Research and Development, from 1984 to 1986, then Executive Vice-President of Bayer Italia from 1986 to 1989.

He joined Boehringer Ingelheim in 1989 as a member of the Management Board, and, from 2001 until the end of 2003, he was Chairman of the Management Board.
Rolf Krebs served as President of the European Federation of Pharmaceutical Industries from 1996 to 1998, then as President of the International Federation of Pharmaceutical Industries from 2000 to 2001.

Positions held during the last five years

2007

Director: L'Air Liquide S.A. (Member of the Audit and Accounts Committee)

Chairman of the Supervisory Board: Epigenomics AG, Ganymed Pharmaceuticals AG, Merz Pharmaceuticals GmbH & Co KGaA, E. Merck GmbH & KGaA
Member of Advisory Board: Apax Partners, Kaneas Capital GmbH, Lehman Brothers Limited, E. Merck OHG

2006

Member of the Supervisory Board: L'Air Liquide S.A. (until May 10, 2006)
Director: L'Air Liquide S.A.(Member of the Audit and Accounts Committee, as of May 10, 2006)

Chairman of the Supervisory Board: Epigenomics AG, Ganymed Pharmaceuticals AG, Merz Pharmaceuticals GmbH & Co. KGaA and E. Merck GmbH & KGaA
Member of the Supervisory Board: GEA Group AG (until January 2006), Vita 34 AG (until March, 2006)
Member of Advisory Board: Apax Partners, Deutsche Venture Capital, Weissheimer Malz GmbH, Lehman Brothers Limited and E. Merck OHG

2005

Member of the Supervisory Board: L'Air Liquide S.A.

Ganymed Pharmaceuticals AG, GEA Group AG, Vita 34 AG
Chairman of the Supervisory Board: Epigenomics AG
Member of the Advisory Board: Apax Partners, Deutsche Venture Capital, Weissheimer Malz GmbH, Lehman Brothers Limited, E. Merck OHG, Almirall Podesfarma S.A.

2004

Member of the Supervisory Board: L'Air Liquide S.A.

Ganymed Pharmaceuticals AG, mg technologies and Vita 34 AG
Chairman of the Supervisory Board: Epigenomics AG
Member of the Advisory Board: Apax Partners, Deutsche Venture Capital, Peters Associates, Weissheimer Malz GmbH

2003

Chairman of the Supervisory Board: Epigenomics AG
Member of the Advisory Board: Deutsche Bank Mitte, Weissheimer Malz GmbH, Barmenia Versicherungen

Gérard de La Martinière

Director

Born in 1943
Date of first appointment: 2003
Start of current term: 2007
Expiration date of term: 2011
Number of shares owned as of December 31, 2007: 3,000

Business address

FFSA (Fédération Française des Sociétés d'Assurances), 26 boulevard Haussmann – 75009 Paris

Career

A graduate of École Polytechnique and of École Nationale d'Administration, Gérard de La Martinière held several positions with the French Ministry of Finance from 1969 to 1984. He was then General Secretary of the COB (formerly the French securities and exchange regulatory body) from 1984 to 1986, Chairman of the Paris Derivatives Clearing House from 1986 to 1988, and Chief Executive Officer of the Paris Stock Exchange (SBF) from 1988 to 1989.
Gérard de La Martinière joined the Axa Group in 1989 as Chairman and Chief Executive Officer of the Meeschaert-Rouselle brokerage unit. In 1991, he was named Executive Vice-President in charge of the Group's investments and financial services operations. In 1993, he took responsibility for the Group's Holding Companies and Corporate Affairs. He was a member of the Management Board between 1997 and 2003, and Vice-President of Finance, Audit and Strategy between 2000 and 2003.
Gérard de La Martinière has been Chairman of the French Federation of Insurance Companies since May, 2003. He is also Chairman of the European Federation of National Insurance Associations.

Positions held during the last five years

2007

Director: L'Air Liquide S.A. (Chairman of the Audit and Accounts Committee)

Chairman: Fédération Française des Sociétés d'Assurances, Comité Européen des Assurances

Member of the Supervisory Board: Schneider Electric S.A. (Chairman of the Audit Committee)
Director of la Banque d'Orsay

2006

Member of the Supervisory Board: L'Air Liquide S.A. (until May 10, 2006)
Director: L'Air Liquide S.A. (Chairman of the Audit and Accounts Committee), (as of May 10, 2006)

Chairman: Fédération Française des Sociétés d'Assurances, Comité Européen des Assurances

Member of the Supervisory Board: Schneider Electric S.A. (Chairman of the Audit Committee)

2005

Member of the Supervisory Board: L'Air Liquide S.A.

Chairman: Fédération Française des Sociétés d'Assurances, Comité Européen des Assurances

Director: Schneider Electric S.A.
Chairman of the Board of Directors: LCH. Clearnet Group Limited UK

2004

Member of the Supervisory Board: L'Air Liquide S.A.

Chairman: Fédération Française des Sociétés d'Assurances, Comité Européen des Assurances

Director: Schneider Electric S.A.
Chairman of the Board of Directors: LCH. Clearnet Group Limited UK



2003
Before May 2003:
Chairman: AXA RéFinance, Les Ateliers de Construction du Nord de La France (ANF),
FDR Participations, Société Beaujon
Member of the Management Board: AXA
Senior Executive Vice-President- Director: Finaxa
Director: Finaxa, AXA Cessions, Compagnie Financière de Paris, Oudinot Finance, AXA Insurance Holding Co., Ltd. (Japan), Crédit Lyonnais, Schneider Electric
Permanent Representative of:

- Axa on the Boards of Axa Ré, Saint Georges Re, Axa Investment Managers;
- Axa on the Management Committee of Mofipar;
- Société Beaujon, on the Board of Axa Real Estate Investment Managers;
- Member of the Supervisory Board, European Financial Regulations Advisory Group (EFRAG).

After May 2003:
Member of the Supervisory Board: L'Air Liquide S.A., European Financial Regulations Advisory Group (EFRAG)

Director: Schneider Electric S.A.

Chairman: LCH. Clearnet Group Limited UK, Fédération Française des Sociétés d'Assurances

Cornelis van Lede

Director

Born in 1942
Date of first appointment: 2003
Start of current term: 2007
Expiration date of term: 2011
Number of shares owned as of December 31, 2007: 1,220

Business address

Jollenpad 10A – 1081 KC Amsterdam - The Netherlands

Career

With a law degree from the University of Leiden and an MBA from INSEAD, Cornelis van Lede successively worked for Shell from 1967 to 1969 and McKinsey from 1969 to 1976 before joining Koninklijke Nederhorst Bouw B.V. as Chairman and Chief Executive Officer from 1977 to 1982. He was then member of the Management Committee of Hollandse Beton Groep from 1982 to 1984.
From 1984 to 1991, he was Chairman of the Federation of Netherlands Industries then Vice-President of the Union of Industrial and Employer's Confederations of Europe (UNICE) from 1991 to 1994.
In 1991, Cornelis van Lede joined Akzo N.V. as a member of the Management Board. Then, he became Vice-Chairman of the Management Board in 1992 and was Chairman of the Management Board of Akzo Nobel N.V. from 1994 to 2003. He has been a member of the Supervisory Board of Akzo Nobel N.V. from 2003 to 2007.

Positions held during the last five years

2007
Director: L'Air Liquide S.A. (Member of the Appointments Committee, Member of the Remuneration Committee)

Director: Air France-KLM, Sara Lee Corporation, Reed Elsevier (until April 2007)
Member of the Supervisory Board: Royal Philips Electronics N.V., Heineken N.V., Akzo Nobel N.V (until the 1st half year 2007)
Chairman of the Board of Directors: INSEAD

2006
Member of the Supervisory Board: L'Air Liquide S.A. (until May 10, 2006)
Director: L'Air Liquide S.A. (Member of the Appointments Committee, Member of the Remuneration Committee, as of May 10, 2006)

Member of the Supervisory Board: Akzo Nobel N.V., Royal Philips Electronics N.V., Heineken N.V.
Director: Air France-KLM, Reed Elsevier, Sara Lee Corporation
Chairman of the Board of Directors: INSEAD

2005
Member of the Supervisory Board: L'Air Liquide S.A.

Akzo Nobel N.V., Royal Philips Electronics N.V., Heineken N.V.
Director: Air France-KLM, Reed Elsevier, Sara Lee Corporation
Chairman of the Board of Directors: INSEAD

2004
Member of the Supervisory Board: L'Air Liquide S.A.

Akzo Nobel N.V., Royal Philips Electronics N.V., Heineken N.V.
Director: Air France-KLM, Reed Elsevier, Sara Lee Corporation
Chairman of the Supervisory Board: Central Bank of the Netherlands (until October)
Chairman of the Board of Directors: INSEAD

2003
Member of the Supervisory Board: L'Air Liquide S.A.

Akzo Nobel N.V., Royal Philips Electronics N.V., Heineken N.V., KLM
Chairman of the Supervisory Board: Central Bank of the Netherlands
Director: Scania AB, Reed Elsevier, Sara Lee Corporation
Vice-Chairman of the Board of Directors: INSEAD

Béatrice Majnoni d'Intignano

Director

Born in 1942
Date of first appointment: 2002
Start of current term: 2006
Expiration date of term: 2010
Number of shares owned as of December 31, 2007: 1,404

Career

Having graduated with a high-level teaching degree in economics in 1975, Béatrice Majnoni d'Intignano has been Professeur agrégé at the Paris-XII Créteil University since 1980

(currency, international relations, macroeconomics, economics of healthcare).

Béatrice Majnoni d'Intignano has been Conseiller Economique à l'Assistance Publique (business consultant) for Paris Hospitals, from 1980 to 1987, and a temporary consultant with the World Health Organization since 1980.

She has also been a member of the Economic Analysis Council of the French Prime Minister since 1997, a member of the Editorial Committee of the magazine Commentaire, and a member of Société d'Economie Politique.

Béatrice Majnoni d'Intignano is the author of a large number of books and articles about economics, employment, Europe, the economics of healthcare and women's role in society.

Positions held during the last five years

2007

Director: L'Air Liquide S.A. (member of Audit and Accounts Committee)

Professor at the University of Paris XII – Créteil
Member of the Economic Analysis Council
Director: AGF (member of the Remuneration and Agreements Committee) (until the end of the 1st half year 2007)

2006

Member of the Supervisory Board: L'Air Liquide S.A. (until May 10, 2006)
Director: L'Air Liquide S.A. (member of Audit and Accounts Committee) (as from May 10, 2006)

Professor at the University of Paris XII – Créteil
Member of the Economic Analysis Council
Director: AGF (member of the Remuneration and Agreements Committee)

2005

Member of the Supervisory Board: L'Air Liquide S.A.

Professor at the University of Paris XII – Créteil
Member of the Economic Analysis Council
Director: AGF

2004

Member of the Supervisory Board: L'Air Liquide S.A.

Professor at the University of Paris XII – Créteil
Member of the Economic Analysis Council
Director: AGF

2003

Member of the Supervisory Board: L'Air Liquide S.A.

Professor at the University of Paris XII – Créteil
Member of the Economic Analysis Council
Director: AGF

Thierry Peugeot

Director

Born in 1957
Date of first appointment: 2005
Start of current term: 2006
Expiration date of term: 2009
Number of shares owned as of December 31, 2007: 1,100

Business address

Peugeot S.A., 75 avenue de la Grande Armée
75116 Paris Cedex 16

Career

A graduate from ESSEC, Thierry Peugeot began his career with the Marrel Group in 1982 as Export Manager for the Middle-East and English-speaking Africa for Air Marrel, and then Director of Air Marrel America. He joined Automobiles Peugeot in 1988 as Regional Manager of the south-east Asia zone, then Chief Executive Officer of Peugeot do Brasil in 1991 and Chief Executive Officer of Slica in 1997. In 2000, he became International Key Accounts Director of Automobiles Citroën and then, in 2002, Vice-President of Services and Spare Parts before being appointed to the PSA Peugeot Citroën Vice Presidents Committee. Thierry Peugeot has been Chairman of the Supervisory Board of Peugeot S.A. as of December, 2002

Positions held during the last five years

2007

Director: L'Air Liquide S.A.

Chairman of the Supervisory Board: Peugeot S.A.
Vice-Chairman: Etablissements Peugeot Frères
Director: Société Foncière, Financière et de Participations, La Française de Participations Financières, La Société Anonyme de Participations, Immeubles et Participations de l'Est, Faurecia, Compagnie Industrielle de Delle
Permanent representative of the Compagnie Industrielle de Delle on the LISI Board of Directors

2006

Member of the Supervisory Board: L'Air Liquide S.A. (until May 10, 2006)
Director: L'Air Liquide S.A. (until May 10, 2006)

Chairman of the Supervisory Board: Peugeot S.A.
Vice-Chairman: Établissements Peugeot Frères
Director: Société Foncière, Financière et de Participations, La Française de Participations Financières, La Société Anonyme de Participations, Immeubles et Participations de l'Est, Faurecia, Compagnie Industrielle de Delle
Permanent representative of the Compagnie Industrielle de Delle on the LISI Board of Directors

2005

Member of the Supervisory Board: L'Air Liquide S.A.

Chairman of the Supervisory Board: Peugeot S.A.
Vice-Chairman: Etablissements Peugeot Frères
Director: Société Foncière, Financière et de Participations, La Française de Participations Financières, La Société Anonyme de Participations, Immeubles et Participations de l'Est, Faurecia, Compagnie Industrielle de Delle
Permanent representative of the Compagnie Industrielle de Delle on the LISI Board of Directors

2004

Chairman of the Supervisory Board: Peugeot S.A.
Vice-Chairman: Etablissements Peugeot Frères
Director: AMC Promotion, Cie Industrielle de Delle, Faurecia, IP Est, La Française de Participations Financières, La Société Anonyme de Participations
Permanent representative of the Compagnie Industrielle de Delle on the LISI Board of Directors



2003
Chairman of the Supervisory Board: Peugeot S.A.
Vice-Chairman: Etablissements Peugeot Frères
Director: AMC Promotion, Cie Industrielle de Delle, Faurecia, IP Est, La Française de Participations Financières, La Société Anonyme de Participations
Permanent representative of the Compagnie Industrielle de Delle on the LISI Board of Directors

Paul Skinner

Director

Born in 1944
Date of first appointment: 2006
Start of current term: 2006
Expiration date of term: 2010
Number of shares owned as of December 31, 2007: 1,100

Business address
5 Aldermanbury Square – London EC2V 7HR - United Kingdom

Career
Paul Skinner has a law degree from the University of Cambridge and is a graduate of the Manchester Business School. He started his career in 1966 with the Royal Dutch/Shell group. After having been responsible for managing several subsidiaries in Greece, Nigeria, New Zealand and Norway, Paul Skinner was President of the Shell International Trading and Shipping Company from 1991 to 1995.
He was responsible for strategy and international marketing for Shell International Petroleum Co Ltd from 1996 to 1998. In 1998, he was appointed President of Shell Europe Oil Products. In 1999, he was appointed Chief Executive Officer of Royal Dutch/Shell's global Oil Products business and appointed a Group Managing Director of the Royal Dutch/Shell group from 2000 to 2003.
After his retirement from Shell, he was appointed as non-executive Chairman of Rio Tinto plc, the global mining company, in November 2003.

Positions held during the last five years
2007
Director: L'Air Liquide S.A.

Chairman: Rio Tinto plc, Rio Tinto Ltd

Director: Standard Chartered plc, Tetra Laval Group
Member of the Board of Directors: INSEAD
Member of the Board: UK Ministry of Defense

2006
Director: L'Air Liquide S.A. (as of May 10, 2006)

Chairman: Rio Tinto plc, Rio Tinto Ltd

Director: Standard Chartered plc, Tetra Laval Group
Member of the Board of Directors: INSEAD
Member of the Board: UK Ministry of Defense

2005
Chairman: Rio Tinto plc, Rio Tinto Ltd

Director: Standard Chartered plc, Tetra Laval Group
Member of the Board of Directors: INSEAD

2004
Chairman: Rio Tinto plc, Rio Tinto Ltd

Director: Standard Chartered plc
Member of the Board of Directors: INSEAD

2003
Managing Director: The "Shell" Transport and Trading Co. plc
Chairman: Rio Tinto plc, Rio Tinto Ltd, Shell Canada
Director: Standard Chartered plc
Member of the Board: Shell Deutschland Holdings GmbH, Shell International BV, Shell International Ltd, Shell International Petroleum co. Ltd, Shell Investments Ltd, Shell Petroleum NV, Shell Resources plc, Société des Pétroles Shell S.A.
Member of the Board of Directors: INSEAD

Klaus Schmieder

Senior Executive Vice-President

Born in 1948
Number of shares owned as of December 31, 2007: 2,954

Business address
Air Liquide, 75 quai d'Orsay – 75321 Paris Cedex 07

Career
With a degree in Law and Economic Sciences, Klaus Schmieder joined the Hoechst Group in 1977, and became member of the Hoechst AG Executive Committee in 1996. In 2000, he was appointed Chairman of the Management Board of Messer Griesheim GmbH.
In May 2004, he joined Air Liquide and was appointed member of the Management Board and then Senior Executive Vice-President in May 2006. He is currently in charge of Finance and Administration, European operations, the Industrial Merchant, Healthcare and Specialties world business lines and Welding / Diving activities.

Positions held during the last five years
2007
Senior Executive Vice-President: L'Air Liquide S.A.
Director: Air Liquide Deutschland GmbH, Air Liquide Italia Srl., AL Air Liquide España, Air Liquide Santé International, Carba Holding S.A. (since October 2007)
Member of the Advisory Committee: Schülke & Mayr GmbH

Member of the Supervisory Board: Altana AG, Lurgi GmbH (since July 20, 2007)

2006
Member of the Management Board: L'Air Liquide S.A. (until May 10, 2006)
Senior Executive Vice-President: L'Air Liquide S.A. (as of May 10, 2006)
Director: Air Liquide Deutschland GmbH, Air Liquide Italia Srl., AL Air Liquide España
Member of the Advisory Committee: Schülke & Mayr GmbH

Member of the Supervisory Board: Altana AG

2005

Member of the Management Board: L'Air Liquide S.A.
Vice-Chairman: Air Liquide GmbH

Director: Air Liquide Deutschland GmbH, Air Liquide Italia Srl., AL Air Liquide España, MNS Nippon Sanso (until January 5, 2005)

Member of the Supervisory Board: Altana AG

2004
Member of the Management Board: L'Air Liquide S.A. (as of May 12, 2004)

Member of the Supervisory Board: Altana AG
Director: MNS Nippon Sanso

2003
Chairman of the Management Board: Messer Griesheim GmbH
Member of the Supervisory Board: Messer Nippon Sanso GmbH and Co. KG, Messer Griesheim Industries Inc., Messer Group Inc., Altana AG

Pierre Dufour

Senior Executive Vice-President

Born in 1955
Number of shares owned as of December 31, 2007: 22,612

Business address
Air Liquide, 75 quai d'Orsay – 75321 Paris Cedex 07

Career
A graduate from École Polytechnique de l'Université de Montréal and Harvard University, Pierre Dufour began his career in 1976 at SNC-LAVALIN, a leading engineering contractor in Montreal, Canada. From 1991 to 1997, he was Chief Executive Officer of SNC-LAVALIN Inc.
In 1997, he joined the Air Liquide Group as Vice-President of Worldwide Engineering. In 1998, he was appointed Group Industrial Director, overseeing the technical aspects of Group's operations worldwide. In 2000, he was appointed Chairman and Chief Executive Officer of American Air Liquide Holdings Inc., in Houston, Texas and joined the Air Liquide S.A. Executive Committee. He became Vice-President of Air Liquide S.A. in 2001, Executive Vice-President in 2002 and was appointed Senior Executive Vice-President in November 2007. He is currently responsible for Large Industries, Engineering, Research and Safety business lines in North and South America, Africa and the Middle East.

Positions held during the last five years
2007
Senior Executive Vice-President: L'Air Liquide S.A. (as of November 27, 2007)
Director and Chief Executive Officer: American Air Liquide Holdings, Inc.
Chairman: Air Liquide Project Execution Group LLC
Chairman and Director: Air Liquide Middle East
Terms of office that have come to an end in 2007/2008
Chairman and Chief Executive Officer: Air Liquide USA LLC (until November 19, 2007), Air Liquide USA LP LLC (until November 19, 2007), ALA LP LLC (until November 19, 2007), Air Liquide Electronics LP LLC (until November 19, 2007), Air Liquide LI LP LLC (until November 19, 2007), Air Liquide IC LP LLC (until November 19, 2007), AL America Holdings, Inc. (until November 19, 2007)
Director: Air Liquide Process & Construction, Inc. (until September 25, 2007), Air Liquide Healthcare America Corporation (until July 3, 2007), VitalAire Canada Inc. (until January 10, 2008)
Chairman: Air Liquide USA GP LLC (until November 19, 2007), Air Liquide USA LP (until November 19, 2007)
Director and Chairman: Air Liquide Canada Inc. (until January 7, 2008)

2006

Director and Chairman: Air Liquide Middle East; Air Liquide Canada, Inc.
Chairman: Air Liquide Advanced Technologies U.S. LLC (until January 1st, 2006)
Chairman and Chief Executive Officer: Air Liquide Electronics LP LLC; Air Liquide USA LLC; Air Liquide USA LP LLC; Air Liquide IC LP LLC; Air Liquide LI LP LLC; ALA LP LLC
Director: Air Liquide Healthcare America Corporation; VitalAire Canada, Inc.; Air Liquide Process & Construction, Inc.
Chairman: Air Liquide Project Execution Group LLC; Air Liquide USA LP; Air Liquide USA GP LLC
Director and Chairman and Chief Executive Officer: AL America Holdings, Inc.; American Air Liquide Holdings, Inc.

2005
Director and Chairman: Air Liquide Middle East; Air Liquide Canada, Inc.
Chairman: Air Liquide Advanced Technologies U.S. LLC; Air Liquide USA GP LLC; Air Liquide USA LP
Director : Air Liquide Healthcare America Corporation; Air Liquide Process & Construction, Inc.; VitalAire Canada, Inc.; AL America Holdings, Inc.
Chairman and Chief Executive Officer: Air Liquide USA LLC; Air Liquide USA LP LLC; ALA GP LLC (until January 1st, 2005)
Director and Chairman and Chief Executive Officer: American Air Liquide Holdings, Inc.
Vice-President: LACONA Holdings, Inc. (until January 1st, 2005)

2004
Director and Chairman: Air Liquide Middle East (as of November 4, 2004) ; Air Liquide Canada, Inc.
Director: Air Liquide Healthcare America Corporation; Air Liquide Process & Construction, Inc.; VitalAire Canada, Inc; AL America Holdings, Inc.
Chairman and Chief Executive Officer: Air Liquide USA LLC; ALA GP LLC
Director and Chairman and Chief Executive Officer: American Air Liquide Holdings, Inc.
Vice-President: LACONA Holdings, Inc.

2003

Director: Air Liquide Healthcare America Corporation; Air Liquide Process & Construction, Inc.; VitalAire Canada, Inc; AL America Holdings, Inc.
Director and Chairman: Air Liquide Canada, Inc.
Chairman and Chief Executive Officer: ALA GP LLC
Vice-President: LACONA Holdings, Inc.

Jean-Claude Buono

Senior Executive Vice-President*

Born in 1943

* *Term of office expired on November 8, 2007*

Number of shares owned as of December 31, 2007: 59,618

Business address

Air Liquide, 75 quai d'Orsay – 75321 Paris Cedex 07

Career

An Economic Sciences graduate from ESCP and with a degree from the Centre de Perfectionnement aux Affaires, Jean-Claude Buono began his career in the Bull Group, where he was in charge of the Finance Department.

After 20 years at the Bull Group, Jean-Claude Buono joined the Air Liquide in 1989, as Finance and Administration Director. He was appointed General Secretary and Secretary to the Board of Directors in 1997, Vice-President in 1999 and Executive Vice-President in 2000. On November 2001, he was appointed Member of the Management Board, and then Senior Executive Vice-President on May 2006. During this time and until the end of his term of office on November 8, 2007, Jean-Claude Buono has been responsible for the Group's major operations in Europe and Asia in addition to the Financial and Legal Departments.

Positions held during the last five years

2007

Senior Executive Vice-President: L'Air Liquide S.A. (until November 8, 2007)
Chairman and CEO: Air Liquide Welding
Director – Senior Executive Vice-President: Air Liquide International
Director: Air Liquide Santé International, Aqua Lung International, American Air Liquide Inc., Air Liquide International Corporation, Air Liquide Far Eastern Ltd., Air Liquide Tunisie,

Director: Velecta Paramount and SNPE

2006

Member of the Management Board: L'Air Liquide S.A. (until May 10, 2006)
Senior Executive Vice-President: L'Air Liquide S.A. (as of May 10, 2006)
Chairman of the Board of Directors: SOAEO (until March 2006)
Chairman and CEO: Air Liquide Welding
Director – Senior Executive Vice-President: Air Liquide International
Vice-Chairman: Carba Holding (until September 2006)
Director: Air Liquide Santé International, Aqua Lung International, American Air Liquide Inc., Air Liquide International Corporation, Air Liquide Far Eastern Ltd., Air Liquide Tunisie,

Director: Velecta Paramount, SNPE

2005

Member of the Management Board: L'Air Liquide S.A.
Chairman of the Board of Directors: SOAEO
Chairman and CEO: Air Liquide Welding, Air Liquide Asia Pte. Ltd.
Director – Senior Executive Vice-President: Air Liquide International
Vice-Chairman: Carba Holding
Director: American Air Liquide Inc., Air Liquide International Corporation, Air Liquide Santé International, Aqua Lung International, Air Liquide Far Eastern, Air Liquide Tunisie, Air Liquide Italia Srl. (until March 22, 2005), AL Air Liquide España (until June 22, 2005),

Director:Velecta Paramount, SNPE

2004

Member of the Management Board: L'Air Liquide S.A.
Chairman of the Board of Directors: SOAEO, Aqua Lung International
Chairman and CEO: Air Liquide Welding, Air Liquide Asia Pte. Ltd.
Director – Senior Executive Vice-President: Air Liquide International
Vice-Chairman: Carba Holding
Vice-Chairman and Director: Air Liquide International Corporation
Director: Air Liquide Santé International, Séchilienne-Sidec (until December 13, 2004), American Air Liquide Inc., Air Liquide Far Eastern, Air Liquide Tunisie, Air Liquide Italia Srl., AL Air Liquide España, Air Liquide US LLC (until June 17, 2004),

Director:Velecta Paramount, SNPE

2003

Member of the Management Board: L'Air Liquide S.A.
Chairman of the Board of Directors: SOAEO, Aqua Lung International
Chairman and CEO: Air Liquide Welding, Air Liquide Asia Pte. Ltd.
Director – Senior Executive Vice-President: Air Liquide International
Vice-Chairman: Carba Holding
Director: Séchilienne-Sidec, Air Liquide Santé International, American Air Liquide Inc., Air Liquide International Corporation, Air Liquide Far Eastern, Air Liquide Japan Ltd., Air Liquide Tunisie, Air Liquide Italia Srl., AL Air Liquide España, Air Liquide US LLC,

Director:Velecta Paramount

Share subscription and share purchase option plans

(to be regarded as the special report of the Board of Directors within the meaning of section L. 225-184 of the French Commercial Code)

Pursuant to authorizations of Shareholders' Meetings and at the recommendation of the Appointments and Remuneration Committee, the Board of Directors, the Supervisory Board and the Management Board have adopted, at Group level, share subscription option plans for senior executives (including corporate officers) and key employees.

The purpose of these options is to motivate top-performing key Company executives, retain the highest performing executives and associate them with the medium and long-term interests of shareholders.

In addition, for the Company's 100th year celebration in 2002, share subscription options were granted on an exceptional basis to all Group employees worldwide, up to a maximum of 30 options each, currently adjusted to 74.

Share options are granted for a minimum unitary amount equal to 100% of the average market price during the 20 trade days prior to the day they are granted. The maximum exercise period is ten years for options granted before May 4, 2000, seven years for options granted between May 4, 2000 and April 8, 2004 and eight years for those granted since that date.

Share options granted before May 12, 1999 can only be exercised after a five-year minimum term from the date they were granted. Share options granted since May 12, 1999 can only be exercised after a four-year minimum term from the date they were granted.

The plan of January 22, 1998 was subject to the achievement of certain objectives. As these objectives were not met, the corresponding exercise rights were lost.

SHARE OPTIONS GRANTED OVER THE LAST TEN YEARS

(maximum exercise period after their date of allocation)

	1998	1999	2000	2001	2002	2002 (b)	2004	2004	2005	2006	2007	2007
Date of authorization by the EGM	5/22/96	5/12/99	5/04/00	5/04/00	4/30/02	4/30/02	4/30/02	5/12/04	5/12/04	5/12/04	5/09/07	5/09/07
Date of grant by the Board of Directors or the Management Board	1/22/98	5/12/99	9/07/00	8/28/01	6/14/02	10/10/02	4/08/04	11/30/04	3/21/05	3/20/06	5/09/07	11/08/07
Total share options granted	20,000	264,300	702,900	5,900	955,400	769,130	500,000	35,385	428,000	444,000	431,150	4,000
including to officers and directors	20,000	44,000	70,000		75,000	60	57,000	15,000	70,000	90,000	75,000	
including to top ten executives receiving the highest number of options		46,000	83,500	5,900	112,000	300	77,000	12,325	61,800	62,000	59,000	
Number of recipients	1	122	321	2	481	31,012	448	38	520	500	535	1
Exercise period start date	1/22/03	5/12/04	9/07/04	8/28/05	6/14/06	10/11/06	4/08/08	11/30/08	3/21/09	3/20/10	5/09/11	08/11/11
Expiration date	1/21/08	5/11/09	9/06/07	8/27/08	6/13/09	10/10/09	4/07/11	11/29/12	3/20/13	3/19/14	5/08/15	07/11/15
Strike price *(in euros)*	140.25	148.00	142.00	155.00	168.00	128.00	139.00	131.00	138.00	168.00	183.00	94.00
Strike price as of 12/31/07 (a)		49.40	52.16		61.70	52.89	57.43	59.54	62.72	76.36	91.50	94.00
Total share options granted reconstituted as of 12/31/07 (a)	24,799	607,910	1,129,617	7,466	2,272,754	1,308,522	1,189,770	76,968	933,882	969,431	862,300	4,000
Total share options subscribed as of 12/31/07 (e)		187,773	1,062,050	4,766	487,848	625,250	2,756 (d)		1,762 (d)			
Total share options cancelled as of 12/31/07 (c)(e)	24,799	22,777	67,567	2,700	59,089	87,416	17,519	780	6,161	8,306	19,400	
Total share options remaining as of 12/31/06 (a)		**397,360**			**1,725,817**	**595,856**	**1,169,495**	**76,188**	**925,959**	**961,125**	**842,900**	**4,000**

(a) Adjusted to take into account share capital increases through bonus share allocations (2006,2004, 2002, 2000, 1998) and stock split by 2 (11,00 euros face value split to 5.50 euros) on 13 June 2007.

(b) Exceptional plan approved in 2002, for the Company's 100th year celebration and involving all Group employees who met certain conditions, including seniority. Plan limited to a maximum of 30 share options per beneficiary, adjusted number, up until now, to 74.

(c) Loss of exercise rights and, for 1998, failure to achieve 3-year net earnings per share performance targets.

(d) Early exercise of rights provided for in the share options plans.

(e) Number of shares expressed historically.

The total number of adjusted share options, granted by the Board of Directors, the Supervisory Board, and the Management Board under the plans authorized by Shareholders' Meetings, but not exercised as of December 31, 2007 amounts to 6,698,700 options or 2.80% of the share capital (average strike price of 65.43 euros), of which 933,305 options (average strike price of 68.25 euros) were granted to members of Executive Management or those members having left Executive Management in 2007.

As of December 31, 2007, out of the total number of shares authorized at the Shareholders' Meeting, 3,910,594 options were not granted by the Board of Directors.

OPTIONS GRANTED IN 2007

The Combined Shareholders' Meeting on May 9, 2007 authorized the Board of Directors to grant to employees and/or corporate officers of the Company and its subsidiaries, options to purchase new shares of the Company to be issued to increase the capital, or options to purchase shares of L'Air Liquide S.A. repurchased by the Company, provided that the total number of shares for which options are thus granted does not exceed 2% of the Company's share capital on the date the options are granted.

Under this authorization, the Board of Directors, in its meeting on May 9, 2007, granted 431,150 options to purchase shares at a price of 183.00 euros each, equal to 100% of the average price of the 20 trading days immediately preceding the date on which the options were granted to the 535 beneficiaries and in its meeting of November 8, 2007, granted 4,000 options to purchase shares at a price of 94 euros each, equal to 100% of the average price of the 20 trading days immediately preceding the date on which the options were granted to a beneficiary.

These options may be exercised within a maximum period of eight years and may not be exercised during the four years immediately following the date on which they were granted.

Adjusted options granted to officers and directors

In 2007	
Benoît Potier	80,000
Jean-Claude Buono	30,000
Klaus Schmieder	40,000

Adjusted options granted to the ten employees (excluding corporate officers) who were granted the highest number of options

In 2007	
L'Air Liquide S.A.	106,000
Air Liquide Group	118,000

OPTIONS EXERCISED

Following previous decisions by the Board of Directors, the Supervisory Board or the Management Board, as the case may be, some of the options granted from 1999 to 2005 were exercised in fiscal year 2007 for a total of 1,195,748 shares for an average strike price of 68.57 euros.

Options exercised by corporate officers

	Number of options exercised	Granted in	Average strike price *(in euros)*
Benoît Potier	54,452	2000	52.16
Alain Joly	40,561 [a]	2000	104.32
Alain Joly	25,000	1999	49.40
Jean-Claude Buono	35,838	2000	52.16
Jean-Claude Buono	1,500 [a]	2000	104.32
Jean-Claude Buono	4,000	1999	49.40

(a) Options exercised prior to the two for one share split on June 13, 2007.

Options exercised by the ten employees of the Company L'Air Liquide S.A. (excluding corporate officers) with the highest number of options exercised

Granted in	Number of options exercised	Average strike price *(in euros)*
2000	90,928	52.16
2002	58,559	61.70
TOTAL	**149,487**	**55.90**

* *Number and price ajusted following the 2 for 1 stock split when applicable.*

Options exercised by the ten employees of the Company and its subsidiaries (excluding corporate officers) with the highest number of options exercised

Granted in	Number of options exercised	Average strike price *(in euros)*
2000	122,648	52.16
2002	37,462	61.70
TOTAL	**160,110**	**54.39**

* *Number and price ajusted following the 2 for 1 stock split when applicable.*

EMPLOYEE SAVINGS AND SHARE OWNERSHIP

For many years, Air Liquide has pursued an active policy promoting employee profit sharing in connection with the Group's development and the association of its employees with the Company's capital.

Profit-sharing

Profit-sharing and incentive schemes have been organized for many years in most Group companies in France. In 2007, L'Air Liquide S.A. paid 20.4 million euros to more than 4,990 employees in respect of profit-sharing, incentives and, as the case may be, company contributions.

Under the main company savings plans, over 9,400 Group employees in France can benefit from the preferential tax regime applicable in consideration for the blocking of their assets over a period of five years, by making payments to diversified investment funds, on a voluntary basis or based on profit-sharing, incentives and, where applicable, contributions.

Employee share ownership

Since 1986, the Company has regularly performed share capital increases reserved for Group employees, for which subscription is offered at a preferential rate. The most recent capital increase performed in 2005 resulted in subscription to 434,597 shares by 16,212 employees in 57 countries. In France, the shares subscribed in these capital increases are also eligible for the preferential tax regime applicable provided that they are blocked over a period of five years, while those held abroad are governed by the legal regulations prevailing in each relevant country.

In 2002, for the Company's 100th year celebration, the Board also allocated share subscription options to the 31,012 Group employees present on January 1 (up to a maximum of 30 options each). These options can be exercised as from October 11, 2006 and their strike price (adjusted for the split by 2 of the share price) is 52.89 euros.

As of December 31, 2007, the Group's employees held 1.1% of both the Company's capital and voting rights.

Air Liquide wishes to pursue this strategy and further the development of its employee share ownership, by increasing the frequency of the transactions proposed to employees and gradually introducing new incentive schemes. In 2008, in the short-term, the Group will offer employees the opportunity to subscribe to a new reserved capital increase.

Statutory auditors' offices and remuneration

STATUTORY AUDITORS' OFFICES

Ernst & Young

Principal statutory auditor
The Ernst & Young Audit firm is represented by
Olivier Breillot
Tour Ernst & Young – 92037 Paris La Défense Cedex

Deputy statutory auditor
Valérie Quint with Ernst & Young Audit
Tour Ernst & Young – 92037 Paris La Défense Cedex

Mazars & Guérard

Principal statutory auditor
The Mazars & Guérard firm is represented by
Frédéric Allilaire
61, rue Henri Regnault – 92400 Courbevoie

Deputy statutory auditor
Patrick de Cambourg with Mazars & Guérard
61, rue Henri Regnault – 92400 Courbevoie

All statutory auditors, principal and deputy, were appointed May 12, 2004. Their terms of office will expire following the General Shareholders' Meeting called to approve the 2009 financial statements.

REMUNERATION OF STATUTORY AUDITORS AND THEIR NETWORK

Fees reported in 2006 and 2007 by the Air Liquide Group for engagements awarded to the statutory auditors were as follows:

	2007							
In thousands of euros	**Ernst & Young**		**Mazars**		**Other**		**Total**	
Statutory audit, certification, review of individual and consolidated financial statements	4,858	78.4%	3,215	91.7%	561	27.9%	8,634	73.7%
Issuer	371		584		0		955	
Fully consolidated subsidiaries	4,487		2,631		561		7,679	
Other statutory audit engagements	694	11.2%	207	5.9%	21	1.0%	922	7.9%
Issuer	674		75		0		749	
Fully consolidated subsidiaries	20		132		21		173	
Total of audit services	**5,552**	**89.6%**	**3,422**	**97.6%**	**582**	**28.9%**	**9,556**	**81.6%**
Legal, employee and tax services	450	7.3%	55	1.6%	677	33.7%	1,182	10.1%
Other services	192	3.1%	30	0.8%	752	37.4%	974	8.3%
Total other services rendered by the network to the fully consolidated subsidiaries	**642**	**10.4%**	**85**	**2.4%**	**1,429**	**71.1%**	**2,156**	**18.4%**
TOTAL OF AUDITORS' REMUNERATION	**6,194**	**100.0%**	**3,507**	**100.0%**	**2,011**	**100.0%**	**11,712**	**100.0%**

	2006							
In thousands of euros	**Ernst & Young**		**Mazars**		**Other**		**Total**	
Statutory audit, certification, review of individual and consolidated financial statements	4,520	81.6%	2,399	97.1%	718	57.8%	7,637	82.6%
Issuer	595		416				1,011	
Fully consolidated subsidiaries	3,925		1,983		718		6,626	
Other statutory audit engagements	312	5.6%	44	1.8%	70	5.6%	426	4.6%
Issuer	33						33	
Fully consolidated subsidiaries	279		44		70		393	
Total of audit services	**4,832**	**87.2%**	**2,443**	**98.9%**	**788**	**63.4%**	**8,063**	**87.2%**
Legal, employee and tax services	573	10.3%	27	1.1%	352	28.3%	952	10.3%
Other services	134	2.4%			102	8.2%	236	2.6%
Total other services rendered by the network to the fully consolidated subsidiaries	**707**	**12.8%**	**27**	**1.1%**	**454**	**36.6%**	**1,188**	**12.8%**
TOTAL OF AUDITORS' REMUNERATION	**5,539**	**100.0%**	**2,470**	**100.0%**	**1,242**	**100.0%**	**9,251**	**100.0%**

Risk management

The Report from the Chairman of the Board on the Company's internal control procedures presents the Group's organization and procedures for managing risks.

SPECIFIC BUSINESS-RELATED RISKS

Various factors, specific to Air Liquide and more generally to the industrial gas business, limit the risks to which the Group is exposed. These include the diversity of customers, industries served, countries in which the Group operates, and the significant share of the business that is underpinned by comprehensive customer contracts, as well as a strict authorization and project management process.

The Group's subsidiaries serve a very large number of customers (over one million worldwide) in a broad range of industries: chemicals, steel, refining, food, pharmaceuticals, metals, automobile, manufacturing, research laboratories, photovoltaic... The Group's top 10 customers represent less than 15% of Gaz&Services sales. The geographical risk is limited by the Group's long-term presence in 72 countries, spread across all continents. This diversity curbs customer and market risks. Exchange rate risk is also limited by raising debt in the currency of the cash-flows. The Group's global activities depend neither on third party patents, nor on supply contracts. Our manufacturing processes have been developed by the R&D teams for over 100 years.

Within its Large Industries and engineering activities (reinforced by the acquisition of Lurgi in 2007), the Group is exposed to a project risk linked principally to plant design, valuation and construction. This risk is permanently managed via various audits to control site, customer, and industrial project quality, as well as via very strict internal project review processes in which the Executive Committee management is deeply involved.

A significant part of the Industrial gases business is underpinned by comprehensive customer contracts. For Large Industries, the 15-year take-or-pay secured contracts provide strong cash-flow visibility. At the operational level, beyond air, the main raw materials are electricity and natural gas. At a time when the price of these resources is volatile, the Group passes on cost variations to its customers via indexed invoicing integrated to medium and long term contracts. At the same time, local market permitting, the Group develops a long-term supply policy for these resources and competitive bidding for local suppliers so customers can benefit from the most advantageous energy costs.

INDUSTRIAL AND ENVIRONMENTAL RISKS

Industrial and environmental risks are detailed in the specific sections on sustainable development in the Annual Report.

These sections indicate the number of sites under the European Seveso directive and the number of equivalent sites worldwide, electrical and thermal energy consumption, water consumption, emissions into water and the atmosphere, the distance covered by delivery trucks and progress made towards quality (ISO 9001) and environmental (ISO 14001) certifications.

These sections also include:

- the Group's safety policy, a key priority, with results for the past 15 years;
- the deployment of the industrial management system (IMS) designed to consolidate the management processes concerning safety, reliability, environmental preservation and risk control for all the Group's industrial activities worldwide.

ENGINEERING ACTIVITY RELATED RISKS

Air Liquide enters into major contracts in order to design and build plants for customers and the Group worldwide.

These contracts normally extend over several years. Potential risks inherent to the Engineering and Construction business may arise. Unexpected technical problems may also arise as a result of new innovative processes being implemented. Preliminary tests on pilot plants and semi-commercial units reduce such risks prior to commercial implementation. Delivery costs and times for critical equipment may also have an impact on project schedules and profitability. Certain costs are linked to market conditions, such as site construction activities, and could lead to uncertainties at the beginning of the project. This could have an impact on the profitability of the projects, especially for fixed price contracts. Some projects are located in the world's fast-growing regions that may be a source of political risk. Constant monitoring of developments in such regions over the long term limits such risk. The impact of all risks described here above depends also on the contractual commitments taken vis-à-vis the customers.

Given the specific risks related to this activity, the Group has set up the Engineering Risk Committee. It reviews ongoing project performances, identifies risks and opportunities, validates risks mitigation measures and manages the contractual commitments.

LEGAL RISKS

The Group has a worldwide presence. Its companies operating industrial and medical gases production units are obliged to comply with the rules and regulations in force locally, particularly in the technical field.

Furthermore, in Healthcare, certain products may be subject to drug regulatory control.

At this time, the Group has no knowledge of any exceptional facts or litigation, including in the very recent past, that could significantly affect its assets, financial situation, activities or results.

FINANCIAL RISKS

The Group's financial policy and financial risk management principles are defined and their implementation monitored by the Finance Committee. This Committee is comprised of members of the General Management, the Finance Director and representatives from the Finance Department. The Finance Department also analyzes country and customer risks as part of investment decisions and participates in Investment Committee meetings.

Foreign exchange risk

Since industrial and medical gases are rarely exported, most products are manufactured in the country where they are sold. Thus, the risk of currency fluctuations affecting the Group's activities is limited and transactional risk is marginal. Foreign exchange transaction risk is related to cash flows arising from patent royalties, technical support and dividends, and foreign currency commercial cash flows from operating entities. These commercial cash flows in foreign currencies only represent approximately 4% of consolidated revenues on an annual basis. This foreign exchange transaction risk is managed through the hedging policy implemented by the Finance Department.

Furthermore, the Group provides a natural hedge and reduces its exposure to exchange rate fluctuations by raising debt in the currency of the cash flows generated to repay debt. In countries outside the euro, US dollar and yen zones, financing is raised in local currency or when contracts are indexed in euros or US dollars, in foreign currency (EUR or USD).

Finally, regarding foreign exchange translation risk (translation of local currency financial statements into euros), the sensitivity to the two main foreign currencies – the US dollar (USD) and the yen (JPY) – is as follows:

IMPACT OF A +/- 1% FLUCTUATION IN THE FOREIGN EXCHANGE RATE

In millions of euros	on sales	% Group	on operating income recurring	% Group
USD	22.3	0.19	3.3	0.19
JPY	10.0	0.08	1.2	0.07

Note 29 to the financial statements describes the foreign exchange transaction risk management process and the derivative instruments used.

Interest rate risk

The Group's objective is to reduce the impact of interest rate fluctuations on its interest expenses and, by a prudent policy, to finance long-term assets with shareholders' equity and fixed-rate long-term debt. Since most of Air Liquide's activities are based on long-term contracts (10 to 15 years), a policy promoting interest rate risk hedging ensures financing cost when deciding on long-term investments.

Group policy is to maintain over a medium to long-term horizon at least 50% of total debt at fixed-rates and to complete this ratio using optional hedges. This approach enables the Group to limit the impact of interest rate fluctuations on financial expenses.

Air Liquide interest rate risk management on its main currencies - euro, US dollar and yen is centralized. These currencies represent approximately 95% of total net debt. For other currencies, the Finance Department advises the subsidiaries on hedging their foreign currency exposure in accordance with financial market regulations prevailing in each country.

The Finance Committee determines the fixed rate/floating rate ratio for each currency and approves the hedging instruments used.

Note 29 to the financial statements describes the sensitivity of the Group's financial expenses to interest rate fluctuations.

Counterparty and liquidity risk

They are described in note 29 to the financial statements.

INSURANCE MANAGEMENT

The Group has adequate insurance coverage, underwritten by first-rate insurers, for civil liability, property damage and business interruption.

Property damage and business interruption

Group property and business interruption are covered by property and casualty insurance policies underwritten in each country in which the Group operates. Most all of these policies are integrated into an international program.

These policies, which are generally of the "All Risks" form, cover fire, lightning, water damage, explosions, vandalism, impact, machinery breakdown, theft and, depending on the country and in limited amounts, natural disasters.

Business interruption is insured for most production sites under these same policies.

The coverage period for business interruption is 12 to 18 months.

The deductible policy remains unchanged compared to the previous period, with deductible amounts being proportional to the size of the sites.

Since January 1, 2003, the Group has retained a portion of property damage and business interruption risk through a captive reinsurance company in Luxembourg. This captive reinsurance company is fully integrated within the property damage and business interruption international program. This company covers losses of up to 5 million euros per loss over and above the deductibles to a maximum of 10 million euros per year. Beyond these amounts, risks are transferred to insurers. The captive reinsurance company is run by a captive manager approved by the Luxembourg Insurance Commission.

This reinsurance company is fully consolidated. Its balance sheet as of December 31, 2007 totaled 20.1 million euros, mainly represented by cash in assets and technical provisions in liabilities.

Insurers conduct regular visits at the main industrial sites for risk prevention purposes.

Civil liability

In terms of civil liability, the Group maintains two separate coverages, one for the North American zone and another for the rest of the world. The North American zone is covered by insurance underwritten in the United States. For the other zones, the Group has taken out an umbrella policy, underwritten in France, which covers both the Company and its subsidiaries outside of the United States and Canada, beyond any local coverage provided for the subsidiaries.

These two policies cover liability of the Group companies for any damage they might cause to a third party in the course of doing business (operational risk) or arising from their products (product risk). Furthermore, with certain limitations, these policies cover pollution risk and product recall costs.

The coverage amounts underwritten exceed 500 million euros. Both policies are built on several overlapping insurance lines and each line has been underwritten for a given amount with several insurers sharing the risk. Beyond the first line, the upper lines pick up the excess risk from the lower lines.

The policy underwritten by the Company in France serves as an umbrella for subsidiaries outside of North America. Under this umbrella, each foreign subsidiary has its own policy covering damages to third parties incurred through its activities or products. The amount insured for each subsidiary in its policy depends on the amount of its revenue. The coverage under the French umbrella policy is supplemental to any local amounts.

The deductible policy remains unchanged.

The main exclusions are deliberate acts, war, nuclear incidents and repair of defective products.

03

Financial statements



CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

For the year ended December 31

In millions of euros	*Notes*	**2005**	**2006**	**2007**
Revenue	(4)	**10,434.8**	**10,948.7**	**11,801.2**
Purchase	(5)	(3,945.5)	(4,240.6)	(4,547.9)
Personnel expenses	(5)	(1,856.4)	(1,939.5)	(2,037.8)
Other income and expenses	(5)	(2,218.0)	(2,201.2)	(2,485.5)
Operating income recurring before depreciation and amortization		**2,414.9**	**2,567.4**	**2,730.0**
Depreciation and amortization expense	(5)	(897.3)	(908.2)	(935.9)
Operating income recurring		**1,517.6**	**1,659.2**	**1,794.1**
Other non-recurring operating expenses	(6)	(44.8)	2.6	(5.3)
Operating income		**1,472.8**	**1,661.8**	**1,788.8**
Net finance costs	(7)	(163.1)	(155.4)	(179.4)
Other net financial expenses	(7)	(49.1)	(42.2)	(54.3)
Income taxes	(8)	(370.7)	(419.8)	(411.8)
Share of profit of associates	(17)	36.5	27.7	26.7
Profit before minority interests and discontinued operations		**926.4**	**1,072.1**	**1,170.0**
Net profit from discontinued operations	(9)	80.6		
Profit for the period		**1,007.0**	**1,072.1**	**1,170.0**
Minority interests	(10)	73.6	69.8	46.9
Net profit (Group share)		**933.4**	**1,002.3**	**1,123.1**
Basic earnings per share *(in euros)*	(11)	**3.93**	**4.17**	**4.69**
Diluted earnings per share *(in euros)*	(11)	**3.91**	**4.14**	**4.66**
Basic earnings per share from continuing operations *(in euros)*	(11)	**3.59**	**4.17**	**4.69**
Diluted earnings per share from continuing operations *(in euros)*	(11)	**3.57**	**4.14**	**4.66**

Accounting principles and notes to the consolidated financial statements begin on page 112.

Consolidated balance sheet

As of December 31

ASSETS

In millions of euros	*Notes*	**December 31, 2005**	**December 31, 2006**	**December 31, 2007**
Non-current assets				
Goodwill	(13)	2,646.1	2,614.7	3,642.7
Other intangible assets	(14)	386.0	367.2	706.0
Property, plant and equipment	(15)	8,168.5	7,991.7	8,392.2
		11,200.6	**10,973.6**	**12,740.9**
Other non-current assets				
Non-current financial assets	(16)	294.1	240.6	220.6
Investments in associates	(17)	166.1	171.4	140.3
Deferred tax assets	(18)	411.9	402.2	357.6
		872.1	**814.2**	**718.5**
TOTAL NON-CURRENT ASSETS		**12,072.7**	**11,787.8**	**13,459.4**
Current assets				
Inventories and work-in-progress	(19)	653.8	694.3	795.9
Trade receivables	(20)	2,429.7	2,490.7	2,738.3
Other current assets	(21)	429.6	358.4	465.0
Current tax assets		38.3	34.1	36.7
Fair value of derivatives (assets)	(29)	66.1	32.5	69.5
Cash and cash equivalents	(22)	598.2	897.5	726.9
TOTAL CURRENT ASSETS		**4,215.7**	**4,507.5**	**4,832.3**
TOTAL ASSETS		**16,288.4**	**16,295.3**	**18,291.7**

EQUITY AND LIABILITIES

In millions of euros	*Notes*	**December 31, 2005**	**December 31, 2006**	**December 31, 2007**
Shareholders' equity				
Share capital		1,204.9	1,332.6	1,313.6
Additional paid-in capital		147.6	75.3	5.9
Retained earnings		3,719.0	4,004.1	4,100.7
Treasury shares		(74.4)	(128.5)	(215.0)
Net profit (Group share)		933.4	1,002.3	1,123.1
		5,930.5	**6,285.8**	**6,328.3**
Minority interests		**278.2**	**281.0**	**148.1**
TOTAL EQUITY [a]	(23)	**6,208.7**	**6,566.8**	**6,476.4**
Non-current liabilities				
Provisions, pensions and other employee benefits	(24, 25)	1,648.8	1,505.1	1,718.6
Deferred tax liabilities	(18)	1,149.4	1,130.5	1,037.0
Non-current borrowings	(26)	3,978.4	3,674.9	4,992.7
Other non-current liabilities	(27)	167.3	160.0	163.0
TOTAL NON-CURRENT LIABILITIES		**6,943.9**	**6,470.5**	**7,911.3**
Current liabilities				
Provisions, pensions and other employee benefits	(24, 25)	155.4	122.9	168.9
Trade payables	(28)	1,280.7	1,330.8	1,680.7
Other current liabilities	(27)	1,011.1	965.8	1,436.8
Current tax payables		192.0	142.2	187.4
Current borrowings	(26)	417.7	668.6	371.5
Fair value of derivatives (liabilities)	(29)	78.9	27.7	58.7
TOTAL CURRENT LIABILITIES		**3,135.8**	**3,258.0**	**3,904.0**
TOTAL EQUITY AND LIABILITIES		**16,288.4**	**16,295.3**	**18,291.7**

(a) A breakdown of changes in equity and minority interests is presented on page 110 and 111.

Consolidated statement of cash flows

For the year ended December 31

In millions of euros	2005	2006	2007
Operating activities			
Net profit (Group share)	**933.4**	**1,002.3**	**1,123.1**
Minority interests	**73.6**	**69.8**	**46.9**
Adjustments:			
▪ Depreciation and amortization	897.3	908.2	935.9
▪ Changes in deferred taxes	47.9	44.3	(0.2)
▪ Increase (decrease) in provisions	(15.3)	(94.0)	15.9
▪ Share of profit of associates (less dividends received)	(17.2)	(2.7)	(6.0)
▪ Profit/loss on disposal of assets	(114.9)	(38.6)	(61.2)
Cash flow from operating activities before changes in working capital	**1,804.8**	**1,889.3**	**2,054.4**
Changes in working capital	5.2	(108.8)	93.6
Other	(89.9)	(13.8)	(45.9)
Net cash from operating activities	**1,720.1**	**1,766.7**	**2,102.1**
Investing activities			
Purchase of property, plant and equipment and intangible assets	(975.2)	(1,128.2)	(1,359.3)
Acquisition of subsidiaries and financial assets	(76.2)	(72.3)	(1,308.2)
Proceeds from sale of property, plant and equipment and intangible assets	91.3	102.7	193.7
Proceeds from sale of financial assets	26.7	2.1	6.1
Proceeds from sale of divested activities	162.8		
Net cash used in investing activities	(770.6)	(1,095.7)	(2,467.7)
Financing activities			
Dividends paid			
▪ L'Air Liquide S.A.	(391.1)	(432.0)	(496.9)
▪ Minority interests	(84.8)	(47.1)	(33.3)
Proceeds from issues of share capital	78.4	108.1	91.4
Purchase of treasury shares	(59.8)	(131.1)	(533.9)
Increase (decrease) of borrowings	(635.0)	64.2	1,111.3
Net cash used in financing activities	**(1,092.3)**	**(437.9)**	**138.6**
Effect of exchange rate changes and change in scope of consolidation	1.8	28.5	59.9
Net increase (decrease) in cash and cash equivalents	**(141.0)**	**261.6**	**(167.1)**
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**700.4**	**559.4**	**821.0**
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	**559.4**	**821.0**	**653.9**

The analysis of net cash and cash equivalents at the end of the period is as follows:

In millions of euros	2005	2006	2007
Cash and cash equivalents	598.2	897.5	726.9
Bank overdrafts (included in current borrowings)	(38.8)	(76.5)	(73.0)
Net cash and cash equivalents	**559.4**	**821.0**	**653.9**

Net indebtedness calculation

In millions of euros	2005	2006	2007
Non-current borrowings (long-term debt)	(3,978.4)	(3,674.9)	(4,992.7)
Current borrowings (short-term debt)	(417.7)	(668.6)	(371.5)
TOTAL GROSS INDEBTEDNESS	**(4,396.1)**	**(4,343.5)**	**(5,364.2)**
Cash and cash equivalents	**598.2**	**897.5**	**726.9**
Derivative instruments (assets) - fair value hedge of borrowings	58.1		
Derivative instruments (liabilities) - fair value hedge of borrowings		(0.6)	(22.9)
TOTAL NET INDEBTEDNESS AT THE END OF THE PERIOD	**(3,739.8)**	**(3,446.6)**	**(4,660.2)**

Statement of changes in net indebtedness

In millions of euros	2005	2006	2007
Net indebtedness at the beginning of the period	**(4,012.5)**	**(3,739.8)**	**(3,446.6)**
Net cash from operating activities	1,720.1	1,766.7	2,102.1
Net cash used in investing activities	(770.6)	(1,095.7)	(2,467.7)
Net cash used in financing activities excluding increase (decrease) of borrowings	(457.3)	(502.1)	(972.7)
Effect of exchange rate changes, change in scope of consolidation and others	(219.5)	124.3	124.7
Change in net indebtedness	**272.7**	**293.2**	**(1,213.6)**
NET INDEBTEDNESS AT THE END OF THE PERIOD	**(3,739.8)**	**(3,446.6)**	**(4,660.2)**

Consolidated statement of changes in equity

For the year ended December 31

In millions of euros	Share capital	Additional paid-in capital	Retained earnings (including Net profit)	Net income recognized directly in equity	Translation reserves	Treasury shares	Share-holders' equity	Minority interests	Total equity
Equity and minority interests as of January 1, 2006	**1,204.9**	**147.6**	**5,024.2**	**(37.8)**	**(334.0)**	**(74.4)**	**5,930.5**	**278.2**	**6,208.7**
Profit for the period			1,002.3				1,002.3	69.8	1,072.1
Fair value variation of financial instruments				41.4			41.4		41.4
Change in foreign currency translation reserve					(240.8)		(240.8)	(24.4)	(265.2)
Total income and expenses for the period			**1,002.3**	**41.4**	**(240.8)**		**802.9**	**45.4**	**848.3**
Increase (decrease) in share capital	10.8	95.0					105.8		105.8
Allotment of bonus shares	123.0	(96.0)	(27.0)						
Distribution			(432.0)				(432.0)	(47.0)	(479.0)
Cancellation of treasury shares	(6.1)	(71.0)				77.1			
Purchases of treasury shares						(131.1)	(131.1)		(131.1)
Share options			8.8				8.8		8.8
Put options of minority interests								(4.9)	(4.9)
Other		(0.3)	1.3			(0.1)	0.9	9.3 [a]	10.2
Equity and minority interests as of December 31, 2006	**1,332.6**	**75.3**	**5,577.6**	**3.6**	**(574.8)**	**(128.5)**	**6,285.8**	**281.0**	**6,566.8**

In millions of euros	Share capital	Additional paid-in capital	Retained earnings (including Net profit)	Net income recognized directly in equity	Translation reserves	Treasury shares	Share-holders' equity	Minority interests	Total equity
Equity and minority interests as of January 1, 2007	**1,332.6**	**75.3**	**5,577.6**	**3.6**	**(574.8)**	**(128.5)**	**6,285.8**	**281.0**	**6,566.8**
Profit for the period			1,123.1				1,123.1	46.9	1,170.0
Fair value variation of financial instruments				7.6			7.6		7.6
Change in foreign currency translation reserve					(157.9)	(0.2)	(158.1)	(9.8)	(167.9)
Total income and expenses for the period			**1,123.1**	**7.6**	**(157.9)**	**(0.2)**	**972.6**	**37.1**	**1,009.7**
Increase (decrease) in share capital	9.0	79.9					88.9	2.5	91.4
Distribution			(496.9)				(496.9)	(33.3)	(530.2)
Cancellation of treasury shares[c]	(28.0)	(149.3)	(270.3)			447.6			
Purchases of treasury shares[c]						(533.9)	(533.9)		(533.9)
Share options			12.9				12.9		12.9
Put options of minority interests								(1.1)	(1.1)
Other			(1.1)				(1.1)	(138.1) [d]	(139.2)
Equity and minority interests as of December 31, 2007	**1,313.6** [a]	**5.9** [b]	**5,945.3**	**11.2**	**(732.7)**	**(215.0)** [c]	**6,328.3**	**148.1**	**6,476.4**

(a) Share capital as of December 31, 2007 amounted to 238,844,710 shares at a par value of 5.50 euros. During the fiscal year, in addition to the cancellation of treasury shares (see (c)), movements affecting share capital were as follows:*
- creation of 441,234 shares in cash, each with a par value of 11.00 euros, resulting from the exercise of options (prior to the two-for-one share split on June 13, 2007);
- creation of 754,514 shares in cash, each with a par value of 5.50 euros, resulting from the exercise of options (after the two-for-one share split on June 13, 2007).

(b) The "Issue premiums" heading was increased by the amount of issue premiums relating to these capital increases i.e. 79.9 million euros. The heading was also reduced by issue premiums relating to the cancellation of treasury shares for (149.3) million euros.

(c) The total number of treasury shares amounts to 2,341,650 shares as of December 31, 2007 (including 2,275,646 held by L'Air Liquide S.A.).*
During the fiscal year, movements affecting treasury shares were as follows:
transactions performed prior to the two-for-one share split;
- acquisition of 886,900 shares at an average price of 178.37 euros,
- cancellation of 789,000 shares each with a par value of 11.00 euros;
transactions performed after the two-for-one share split;
- acquisition of 4,014,496 shares at an average price of 93.60 euros,
- cancellation of 3,512,650 shares each with a par value of 5.50 euros.
In addition, a total of (270.3) million euros relating to the cancellation of treasury shares was deducted from reserves.

(d) This amount mainly consists of changes in the scope of consolidation:
in 2007:
- buyout of the Japan Air Gases minority interests in the amount of (137.5) million euros;
- buyout of the Air Liquide Tianjin Co., Ltd minority interests in AL China in the amount of (6.6) million euros;
- purchase of 50% of the SOXAL sub-group by SOAEO S.A. in the amount of +8.9 million euros.
in 2006:
- impact of the first-time consolidation of CJSC Air Liquide Severstal and consolidation of TNA at Japan Air Gases.

* *The number of shares making up capital includes the two-for-one share split on June 13, 2007.*

Accounting principles

BASIS FOR PREPARATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements of the Air Liquide group for the year ended December 31, 2007 have been prepared in accordance with IFRS as adopted by the European Union at December 31, 2007. The comparative information has been restated on the same basis.

Due to its listing on the Paris Stock Exchange and pursuant to EC Regulation no. 1606/2002 of July 19, 2002, the consolidated financial statements of the Air Liquide group for fiscal year 2007 were prepared in accordance with International Accounting Standards (International Financial Reporting Standards) as adopted by the European Union (EU).

The 2005, 2006 and 2007 financial information has been prepared in accordance with all the IAS/IFRS standards and SIC/IFRIC interpretations adopted by the European Union that must be applied for the period ended December 31, 2007, as published and adopted at this date. Therefore, the Group has not anticipated any new standards, amendments to existing standards or new interpretations published by the IASB which were currently being adopted but which were not yet mandatory in the European Union in 2007.

The financial statements are presented in millions of euros. They were approved by the Board of Directors on February 14, 2008 and will be submitted for approval to the Shareholders' Meeting on May 7, 2008.

NEW IFRS AND INTERPRETATIONS

1. IFRS7 and amendment to IAS1

The information on financial instruments requested by IFRS7 "Financial instruments: disclosures", about exposure to the risks arising from financial instruments and management of such risks, applicable as of January 1, 2007, is shown in Note 29 to the financial statements and in the management report.

The amendment to IAS1 "Presentation of financial statements", applicable as of January 1, 2007, covers disclosures on capital management. They are described in Note 23 to the financial statements.

2. Other standards and interpretations

A. INTERPRETATIONS THAT MUST BE APPLIED AS OF JANUARY 1, 2007

As of December 31, 2007, the Group consolidated statements are not impacted by:

- interpretation IFRIC7, related to the restatements of financial statements for entities in hyperinflationary economies;
- interpretation IFRIC8, which specifies the scope of IFRS2 with respect to transactions whose consideration received is not identifiable;
- interpretation IFRIC9, which specifies the conditions for the reassessment of embedded derivatives;
- interpretation IFRIC10, which specifies the follow-up of goodwill impairment identified during an interim period.

B. STANDARDS AND INTERPRETATIONS THAT ARE NOT YET APPLICABLE

The Group financial statements for the year ended December 31, 2007 do not include any impacts from standards and interpretations published at December 31, 2007 whose application is only mandatory as of fiscal years beginning on or after January 1, 2008.

These standards and interpretations are as follows:

- IFRS8 "Operating segments" which was approved on November 21, 2007 by the European Union;
- interpretation IFRIC11 "Group and treasury share transactions", which was published on November 2, 2006.

In addition, the standards and interpretations published by the IASB on December 31, 2007 and not applicable in the European Union at such date are as follows:

- amendment to IAS23 "Borrowing Costs". Amended IAS23 will have no impact on the financial statements as the Group has opted to capitalize borrowing costs;
- interpretation IFRIC12 "Service concession arrangements", which was published on November 30, 2006. This will have no impact on the Group financial statements;
- interpretation IFRIC13 "Customer loyalty programmes", which was published on June 28, 2007. This will have no impact on the Group financial statements;
- interpretation IFRIC14 "IAS19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction", which was published on July 5, 2007. This should not have a significant impact on the Group financial statements.

USE OF ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements requires the Group's or subsidiary's Management to make estimates and use certain assumptions which have a significant impact on the carrying amounts of assets and liabilities, and the notes related to these assets and liabilities, the consolidated profit and expense items in the income statement and on commitments relating to the same period. Subsequent results may differ. These assumptions relate namely to impairment tests and provisions for employee retirement obligations.

ACCOUNTING POLICIES

The consolidated financial statements were prepared under the historical cost convention, except for available-for-sale investment securities, financial assets and liabilities, which are recorded at fair value through profit or loss, in accordance with IAS32/39. The carrying amount of assets and liabilities hedged against fair value risk is adjusted to take into account the changes in fair value attributable to the hedged risks.

1. Consolidation methods

The consolidation methods used are:

- full consolidation method for subsidiaries;
- proportionate method for joint ventures;
- equity method for associates.

A. SUBSIDIARIES

All the subsidiaries or companies in which the Air Liquide group exercises control are fully consolidated. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Control is presumed to exist when the Group owns, directly or indirectly, more than 50% of the voting rights. Companies are fully consolidated until the date on which control is transferred outside the Group.

B. JOINT VENTURES

Joint ventures are proportionately consolidated. Joint ventures are entities in which the Group has joint control with one or several partners through a contractual arrangement. Under this consolidation method, assets and liabilities and profits and expenses are shared between the partners in proportion to their percentage of control in the consolidated financial statements. These amounts are recorded on each line of the financial statements as for the consolidated entities.

C. ASSOCIATES

The equity method applies to associates over which the Group has significant influence (generally when the Group has more than 20% interest), but no control. Under the equity method, the net assets and net profit of a company are recognized pro rata to the interest held by the parent Company in the share capital.

On acquisition of an investment in an associate, the goodwill relating to the associate is included in the carrying amount of the investment.

The financial statements of subsidiaries, joint ventures and associates included in the consolidated financial statements, are prepared as of December 31.

2. Adjustments arising from consolidation

A. INTER-COMPANY TRANSACTIONS

All inter-company receivables and payables, income and expenses and profits or losses are eliminated.

B. TAX-DRIVEN PROVISIONS

Movements in the provisions, which have been established in conformity with tax regulations or which are similar to reserves, are eliminated in the determination of consolidated net profit.

C. DEFERRED TAXES

Deferred taxes are recognized for all temporary differences between the carrying amount of assets and liabilities and their tax base, excluding non-deductible goodwill and the other exceptions provided in IAS12. Deferred tax assets are recognized on all deductible temporary differences provided that it is highly probable that the tax benefits will be realized in future years.

Deferred taxes are calculated at the tax rates applicable at year-end and allowed under local regulations. The liability method is applied and any changes to the tax rates are recognized in the income statement, except those related to items directly recognized in equity.

Deferred tax assets and liabilities are offset if the entities have a legally enforceable right to offset and if they relate to income tax levied by the same taxation authority. Deferred taxes are not discounted.

3. Translation of the financial statements of foreign subsidiaries

At the balance sheet date, the financial statements of foreign subsidiaries are translated into euros as follows:

- balance sheet items, at the official year-end exchange rates;
- income statement and cash flow statement items, using the average exchange rate over the period for each currency.

All exchange differences are recognized under translation reserve in equity.

All foreign exchange gains and losses as of January 1, 2004 arising from the translation into euros of the financial statements of foreign subsidiaries located outside the Euro zone have been maintained as a separate component of equity.

Should a foreign company located outside the Euro zone be removed from the scope of consolidation, all cumulated exchange differences are recognized in profit or loss.

4. Revenue recognition

A. REVENUE FROM THE SALE OF GOODS AND SERVICES

Revenue from the sale of goods is recognized when the significant risks and rewards of ownership have been transferred to the buyer, net of sales taxes, rebates and discounts and after eliminating sales within the Group.

Revenue associated with service delivery is recognized in reference to the stage of completion of the transaction when it can be reliably measured.

B. ENGINEERING AND CONSTRUCTION CONTRACTS

Contract revenue and costs associated with construction contracts are recognized as revenue and expenses respectively, based on the stage of completion of the contracts at the balance sheet date.

The margin realized at the stage of completion is recognized only when it can be reliably measured. When it is probable that total contract costs will exceed total contract revenue, the expected loss is immediately recognized as an expense.

The stage of completion is assessed by reference using the ratio contract costs incurred at the balance sheet date versus total estimated contract costs.

5. Non-current assets

A. GOODWILL AND BUSINESS COMBINATIONS

Business combinations are accounted for by applying the acquisition method. According to this method, the acquiree's identifiable assets, liabilities and contingent liabilities assumed are recognized at their fair value in accordance with IFRS3.

Goodwill represents the excess of the purchase price over the fair value of the net of identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination.

Negative goodwill is recognized immediately through profit or loss.

Goodwill is allocated to cash generating units (CGU) or groups of cash generating units. Subsequently, goodwill is not amortized but is tested for impairment annually or more frequently if there is any indication of impairment, in accordance with the method described in Note 5.F.. If an impairment loss is necessary, it is recognized immediately through profit or loss and cannot be reversed.

Any acquisition of an additional interest in a subsidiary that is already controlled results in the recognition of goodwill equal to the difference between the acquisition price and the carrying amount of the minority interests acquired.

At the time of the transition to IFRS and in accordance with the exemption offered by IFRS1, the Group has decided not to apply restrospectively IFRS3 "Business combinations" for acquisitions that took place prior to January 1, 2004.

In addition, the commitments by Air Liquide to purchase the minority interests in its subsidiaries are recognized as financial liabilities as of January 1, 2005 in accordance with IAS32. Pending the adoption of the revised IFRS3, the Group recognizes the difference between the carrying amount of the minority interests and the purchase option price (financial liability) in goodwill at the initial recognition and for any subsequent adjustments.

B. RESEARCH AND DEVELOPMENT EXPENDITURES

Research and Development expenditures include all costs related to the scientific and technical activities, patent work, education and training necessary to insure the development, manufacturing, start-up, and commercialization of new or improved products or processes.

According to IAS38, development costs shall be capitalized if and only if the Group can meet all the following criteria:

- the intangible asset is clearly identified and the related costs are individualized and reliably monitored;
- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- there is a clear intention to complete the intangible asset and use or sell it;
- its ability to use or sell the intangible asset arising from the project;
- how the intangible asset will generate probable future economic benefits;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

Research expenditures are recognized as an expense when incurred.

The Group did not capitalize development expenditures as it considers that the conditions required in IFRS for the capitalization of development costs were not met, since expenditures do not systematically result in the completion of an intangible asset that will be available for use or sale. As a result, the development costs incurred by the Group in the course of its Research and Development projects are expensed.

C. INTERNALLY GENERATED INTANGIBLE ASSETS

Internally generated intangible assets primarily include the development costs of information management systems. These costs are capitalized only if they satisfy the criteria as defined by IAS38 and described above.

Internal and external development costs on management information systems arising from the development phase are capitalized. Significant maintenance and improvement costs are added to the initial cost of assets if they specifically meet the capitalization criteria.

Internally generated intangible assets are amortized over their useful lives.

D. OTHER INTANGIBLE ASSETS

Other intangible assets include separately acquired intangible assets such as software, licenses, certain businesses and intellectual property rights. They also include the technology, brands and customer contracts valued upon the acquisition of companies in accordance with IFRS3 "Business combinations".

With the exception of brands, intangible assets are amortized using the straight-line method over their useful lives. Information management systems are generally amortized over five years and customer contracts over a maximum period of twenty-five years, considering the probabilities of renewal.

E. PROPERTY, PLANT AND EQUIPMENT

Land, buildings and equipment are carried at cost less any accumulated depreciation and any accumulated impairment losses.

In the event of mandatory dismantling or asset removals, related costs are added to the initial cost of the relevant assets and provisions are recognized to cover these costs.

Interest costs on borrowings to finance the construction of property, plant, and equipment are capitalized during the period of construction when it relates to the financing of major projects over a twelve-month period, or longer, of development.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted separately and depreciated over their own useful lives.

Repair and maintenance costs are recognized as expenses when incurred. The costs of major inspections and overhauls of cogeneration plants are recognized as a separate component of the asset and are depreciated over the period between two major overhauls.

Depreciation is computed according to the straight-line method over their estimated useful lives as follows:

- buildings: 20 years;
- cylinders: 10 to 20 years;
- plants: 15 to 20 years;
- pipelines: 15 to 35 years;
- other equipment: 5 to 15 years.

Land is not depreciated.

F. IMPAIRMENT OF ASSETS

According to IAS36, the Group assesses regularly whether there is any indication of an impairment loss of assets. If such indications exist, an impairment test is performed to assess whether the carrying amount of assets is fully recoverable. The recoverable amount of an asset is the higher of its fair value less costs to sell (net fair value) and its value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value. Cash flows are measured over the asset's estimated period of use, according to the signed contracts and technical obsolescence.

For goodwill and intangible assets with indefinite useful lives, impairment test is performed systematically once a year.

For assets that do not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit (CGU) to which the assets belong. A cash generating unit is an identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of other assets or groups of assets. They are mainly determined on a geographical basis and by reference to the markets in which the Group operates.

When performing impairment tests on cash generating units or groups of cash generating units, the Group uses a combined approach using the estimated cash flow approach (value in use) and the market multiples approach (fair value less costs to sell).

The discount rate depends on the nature, the location of the assets and the customer market. It is determined according to the minimum level of profitability expected from the investment considering industrial and commercial risks and credit terms.

Goodwill is allocated to cash generating units or groups of cash generating units representing the level at which goodwill is monitored by the Group.

When the recoverable amount of an asset, a cash generating unit or a group of cash generating units is lower than its carrying amount, an impairment loss is recognized immediately through profit and loss. An impairment loss of a cash generating unit is first allocated to goodwill.

When the recoverable amount again becomes higher than the carrying amount, the previously recognized impairment loss is reversed to the income statement, with the exception of impairment losses on goodwill, which cannot be reversed.

To perform these tests, the Air Liquide group defined a level at which asset impairment tests are performed in accordance with IAS36:

- dedicated and on-site plants are tested individually;
- pipelines are tested at network level;
- liquid gas and hydrogen/CO plants are grouped together according to the plants' customer market;
- other assets are allocated to the cash generating units or groups of cash generating units.

The cash generating units of the Gas and Services activity are determined on a geographical basis. The other activities are managed at European (Air Liquide Welding) or worldwide (Engineering/Construction) levels.

G. LEASES

Finance leases

Leases of property, plant and equipment that transfer virtually all the risks and rewards of ownership to the Group are classified as finance leases. Items of property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset's useful life or the lease term.

Operating leases

Leases where the lessor does not transfer substantially all the risks and rewards incidental to ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Interpretation IFRIC4 "Determining whether an arrangement contains a lease" has no impact on the Group consolidated financial statements. In fact, the risks and rewards arising from the use of assets potentially affected by this interpretation have not been transferred to the Group's customers. Consequently, the gas supply contracts related to these assets have not been classified as finance leases.

6. Financial instruments

A. NON-CURRENT FINANCIAL INSTRUMENTS

Investments in equity securities

According to IAS39, investments in equity instruments are classified as available for sale.

The fair value of investments in listed companies is recognized at their quoted market price. Investments whose fair value cannot be reliably measured are recognized at cost less any accumulated impairment loss. For this purpose, their recoverable amount is based on the Group's share of net assets, expected future profitability and business plans of the entity.

Changes in fair value are recognized directly in a separate component of equity until the asset is disposed of, except for impairment losses which are immediately recognized in the income statement when the decline in fair value is considered as permanent.

The cumulative gain or loss previously recognized directly in equity is recognized in profit or loss at the sale of the securities.

Loans and other financial assets

Loans and other financial assets are initially recognized at their fair value and subsequently carried at amortized cost. Impairment tests are performed at each closing date. Any impairment loss is recognized immediately through profit and loss.

B. TRADE AND OTHER RECEIVABLES

Trade and other receivables are carried at fair value upon initial recognition and then at amortized cost less any impairment loss.

Impairment losses are recognized when it becomes probable that the amount due will not be collected and the loss can be reasonably estimated. Impairment losses are estimated by taking into account historical losses, age and a detailed risk estimate.

C. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash balances, cash deposits, and short-term highly liquid investments that are readily convertible to cash and which are subject to an immaterial risk of changes in value.

D. CURRENT AND NON-CURRENT BORROWINGS

Borrowings include bond debentures and other bank borrowings (including borrowings arising from finance leases and put options of minority interests).

At inception, borrowings are recognized at fair value corresponding to the net proceeds collected. At each balance sheet date, they are measured at amortized cost using the effective interest rate (EIR) method. The effective interest rate includes in the borrowing cost initial redemption premiums and issuance costs less the nominal amount of the borrowing.

Borrowings maturing in less than one year are classified as current borrowings.

E. DERIVATIVE ASSETS AND LIABILITIES

Derivative financial instruments are mainly used to manage exposures to foreign exchange, interest rate and commodity price risks relating to the Group's financial and operating activity. For all these transactions, the Group applies hedge accounting and documents, at the inception of the hedge, the type of hedging relationship, the hedging instruments, the nature and the term of the hedged item.

However, in very limited circumstances, some derivatives (options) do not qualify for hedge accounting.

Applying hedge accounting has the following consequences:

- fair value hedge: the hedged portion of the item is carried at fair value in the balance sheet. Any change in fair value is recognized through profit or loss and offsets the change in fair value of hedging instruments (except the impact of premiums/discounts);
- cash flow hedge: the portion of the gain or loss on the hedging instrument that is determined to be effective is recognized directly in equity (other comprehensive income), while the change in the fair value of the hedged item is not yet recognized in the balance sheet. The change in fair value of the ineffective portion is recognized in other net financial expenses. The amounts directly recognized in other comprehensive income are reclassified to profit or loss when the hedged transactions occur and are recorded;
- hedges of net investments in a foreign entity: the effective portion of the changes in the fair value of the derivative instrument is recognized in equity under translation reserves. The ineffective portion of the changes in fair value is recognized in profit or loss. Once the foreign entity subject to the hedge of net investment is sold, the loss or profit initially recognized in translation reserves is recognized in profit or loss. This method also applies for foreign exchange hedging on dividends paid by subsidiaries.

Derivative financial instruments which do not qualify for hedge accounting are carried at fair value through profit or loss with an offsetting entry in financial assets and financial liabilities.

The fair value of assets, liabilities and derivatives is based on the market price at the balance sheet date. For unquoted derivatives, the fair value is based on external experts' valuations.

7. Assets classified as held for sale

Non-current assets or disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. Assets classified as held for sale are no longer depreciated (amortized) as of the date of the sale.

Assets or disposal groups are measured at the lower of their carrying amount or fair value less costs to sell.

8. Inventories and work-in-progress

Inventories are measured at the lower of cost or net realizable value. Cost includes direct raw materials, direct and indirect labor costs and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the normal course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

9. Share capital, reserves and treasury shares

Air Liquide's share capital is composed of ordinary shares.

When the Group buys back its own shares, they are classified as treasury shares and presented as a deduction from equity for the consideration paid. The profit or loss from the sale of treasury shares is recognized directly in equity, net of tax.

10. Minority interests

In accordance with IAS32/39, put options of minority interests are recorded as financial liabilities at the option's strike price.

The share in the net assets of subsidiaries was reclassified from minority interests to borrowings.

Under current standards and interpretations, and in the absence of specific details from the IFRIC, the Group has elected to recognize in goodwill the consideration for the difference between the strike price of the granted option and the minority interests reclassified in borrowings.

Minority interests in profit and loss do not change and still reflect present ownership interests.

11. Provisions

A. PROVISIONS

Provisions are recognized when:

- the Group has a present obligation as a result of a past event;
- it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation;
- a reliable estimate can be made of the amount of the obligation.

Restructuring provisions include only the direct expenditures arising from the restructuring and are recognized in the period in which the Group has approved a detailed and formal restructuring plan and the restructuring has either begun or been announced.

A provision for losses on contracts is recognized when the expected benefits from the contract are lower than the cost of meeting the obligations under the contract.

B. PENSIONS AND EMPLOYEE BENEFITS

The Group provides its employees with various pension plans, termination benefits, jubilees and other post-employment benefits for both active employees and retirees. These plans vary according to laws and regulations applicable in each country as well as specific rules in each subsidiary.

These benefits are covered in two ways:

- by so-called defined contribution plans;
- by so-called defined benefit plans.

Defined contribution plans are plans under which the employer's sole obligation is to pay regular contributions. The employer's obligation is limited to payment of the planned contributions. The employer does not grant any guarantee on the future level of service to the employee or retiree (means-based obligation). The annual pension expense is equal to the contribution paid during the fiscal year which relieves the employer from any further obligation.

Defined benefit plans are those by which the employer guarantees the future level of services defined in the agreement, most often depending on the employee's salary and seniority (result-based obligation). Defined benefit plans can be:

- either financed by contributions to a fund specialized in managing the contributions paid;
- or managed internally.

The Group grants both defined benefit and defined contribution plans.

For defined contribution plans, retirement and similar commitments are measured by independent actuaries, according to the projected unit credit method in accordance with IAS19. The actuarial calculations mainly take into account the following assumptions: salary increases, employee turnover, retirement date, expected salary trends, mortality, inflation and appropriate discount rates for each country.

Defined benefit plans are, in certain cases, covered by external pension funds. In this case, assets are mostly invested in bonds or equities carried at their fair value.

In accordance with IFRS1, the Group opted to recognize in equity all deferred actuarial gains and losses relating to employee benefits recorded in the balance sheet as of January 1, 2004, the transition date.

The actuarial gains and losses generated after January 1, 2004 are recognized in the income statement using the corridor approach. Under this method, actuarial gains and losses exceeding the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of plan assets at the beginning of the reporting period, are amortized over the expected average working lives of the plan participants.

Valuations are carried out annually by independent actuaries for significant plans and every three years for other plans unless there are material changes in circumstances that necessitate a new calculation.

12. Foreign currency transactions and balances

Foreign currency transactions are recognized according to the following principles:

- foreign currency transactions are translated by each company into its functional currency at the exchange rate prevailing on the date of the transaction;
- at year-end, monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the closing exchange rate.

Exchange differences relating to commercial transactions are recognized in operating profit. For financial transactions, exchange differences are recognized in financial income except for differences resulting from hedge of a net investment that are recognized in equity until the net investment is disposed of.

13. Contingent assets and liabilities

Contingent assets and liabilities arise from past events, the outcome of which depends on future uncertain events.

Contingent liabilities also encompass unrecognized present obligations that cannot be reliably estimated.

Contingent assets and liabilities are disclosed in the notes to the consolidated financial statements, except for contingent liabilities assumed in a business combination, which are recognized in accordance with IFRS3.

14. Discontinued operations

A discontinued operation is a clearly distinguishable component,

- of the Group that either has been separated, or is classified as held for sale;
- represents a separate major line of business or geographical area of operations;
- is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations;
- is a subsidiary acquired exclusively with a view to resale.

The results of discontinued operations are presented separately in the income statement.

15. Government grants

Government grants received are recognized in other non-current liabilities. They are then recognized as income in the income statement for the period on the same basis as the subsidized assets are depreciated.

16. Share-based payments

The Group grants share options to management and some employees. In accordance with IFRS2, share options are measured at fair value at the grant date. The fair value is estimated using the binomial mathematical valuation model. Any changes in value subsequent to the grant date do not call into question the initial measurement.

In accordance with IFRS2, the fair value of options granted is recognized as an employee expense with a corresponding increase in equity, and amortized on a straight-line basis over the vesting period.

Under the option available under IFRS1, IFRS2 has only been applied to share option plans granted after November 7, 2002 and not vested as of January 1, 2004.

The dilution effect of non-vested share option plans is reflected in the calculation of diluted earnings per share.

For employee savings plans, the capital increases reserved for employees and performed under conditions that differ from market conditions result in the recognition of an expense. This expense corresponds to the contribution paid by the Company and the discount on the share price less the cost of non-transferability for the employees.

17. Greenhouse gas emission rights

In certain countries, the Air Liquide group receives greenhouse gas emission rights free of charge. These allowances are allocated year by year for a compliance period of three years.

In return, the Group has to deliver allowances equal to its actual emissions.

In absence of any specific guidance in IFRS (IFRIC3 has been withdrawn), the Group has elected the following accounting approach:

- at each balance sheet date, the Group assesses if it has sufficient emission rights to cover its actual emissions. If the rights allocated exceed actual emissions, no asset is recognized and the rights sold are recognized in profit or loss. Conversely, the Group shall recognize a net liability for the supplementary obligation to deliver allowances not covered by the rights received.

SEGMENT REPORTING

1. Segment information

Segmental information is based on two segment formats:

- the primary segment format, by geographic area, represents the Group's management structure. As of December 31, 2007, pursuant to changes in the Group's management structure and internal reporting, the information is broken down into four main geographic zones, determined according to the location of the assets:
  - Europe,
  - Americas,
  - Asia-Pacific,
  - the Middle-East and Africa;
- the secondary segment format represents the business lines:
  - Gas and Services,
  - Engineering/Construction,
  - AL Welding Group,
  - Other activities (mainly Chemicals, Diving).

Unallocated items to geographic areas and business lines include mainly corporate expenses as well as Research and Development costs.

2. Net indebtedness

Net indebtedness includes:

- current and non-current borrowings minus the fair value of hedging derivative assets less;
- cash and cash equivalents, as defined in paragraph 6.C., net of the fair value of hedging derivative liabilities to cover loans.

3. Other operating income and expenses

Material non-recurring transactions that could affect operating performance rendibility are classified under "Other operating income and expenses". They mainly include:

- gains or losses on the disposal of activities;
- major restructuring costs resulting from unusual significant events that could distort operating performance;
- very significant charges to provisions and impairment losses.

Notes to the consolidated financial statements

For the year ended December 31, 2007

NOTE 1 MAJOR EVENTS

1.1. Major events in 2007

- On March 1, 2007, the Air Liquide group acquired 45% of Japan Air Gases Ltd (JAG), previously owned by Linde, for 578 million euros. Following this transaction, the Group owned 100% of Japan Air Gases and goodwill of 472 million euros was recorded. As the Group previously exercised control over JAG, the difference between the acquisition price and the share of net equity acquired was fully recorded in goodwill.
- On April 27, 2007, Air Liquide purchased the partners' interests in four joint venture companies in South East Asia:
  - 50% of Singapore Oxygen Air Liquide Pte Ltd (Singapore) of which Air Liquide already owned 50%,
  - 50% of Eastern Industrial Gases Ltd (Thailand) of which Air Liquide already owned 50%,
  - 50% of Vietnam Industrial Gases (Vietnam) of which Air Liquide already owned 50%,
  - 25% of Brunei Oxygen (Sultanate of Brunei) of which Air Liquide already owned 25%. The remaining capital is held by QAF Investment, a local partner.

  At the same time, Air Liquide sold its 16.6% interest in Malaysian Oxygen Bhd in Malaysia and its 50% interest in Hong Kong Oxygen Group, located in Hong Kong and the Canton region, to Linde.

  On this basis, the net cash flow arising from these acquisitions and disposals amounted to 275 million euros.
- Following the approval from the various competitive authorities, the Air Liquide Group finalized the acquisition of 100% of the engineering firm Lurgi AG from Global Engineering Alliance (GEA Group) on July 20, 2007.

  This acquisition, financed by borrowing, totaled 572 million euros corresponding to the enterprise value and the transfer of customer advances (less retirement and similar obligations).
- In the United Kingdom, Air Liquide acquired 100% of Linde Gas UK on May 31, 2007 and 100% of the respiratory homecare business of Allied Healthcare (Allied Respiratory Ltd) on October 1, 2007. These acquisitions totaled 148 million euros.

1.2. Major events in 2006

In 2006, there were no significant changes in the consolidation scope that could have had a material impact on the Group financial statements.

1.3. Major events in 2005

On July 12, 2005, Air Liquide sold its 39.5% interest in the share capital of Séchilienne-Sidec for a total consideration of 162.3 million euros.

The net capital gain of 80.6 million euros after tax realized on the sale was reported in Profit from discontinued operations.

After a takeover bid followed by a public offer of withdrawal, Air Liquide increased its interest in the share capital of Soaeo S.A. from 86.8% to 100% on December 22, 2005. The simplified takeover bid was primarily performed by way of an exchange of Air Liquide treasury shares. The SOAEO shares acquired had a total value of 157.3 million euros (including acquisition costs). Following these transactions, the resulting consolidation difference of 117.6 million euros was recognized in goodwill as of December 31, 2005. This transaction did not impact the 2005 income statement.

NOTE 2 IMPACT OF MAIN BUSINESS COMBINATIONS ON THE 2007 FINANCIAL STATEMENTS

2.1. Goodwill as of December 31, 2007

In millions of euros	Lurgi	Acquisitions in South East Asia	Linde Gas UK and Allied Respiratory Ltd
Acquisition of subsidiaries and financial assets (including acquisition costs)	580.7	398.2	148.9
Share of net equity acquired	(215.4)	(79.7)	(38.4)
Recognition of liabilities and contingent liabilities	82.6		
Allocation to intangible assets	(200.6)	(90.5)	(54.1)
Allocation to property, plant and equipment		(34.6)	(27.2)
Tax-related impact of these allocations	66.2	22.7	24.4
Goodwill after allocation	**313.5**	**216.1**	**53.6**
Other (impact of foreign currency translation)	(5.7)	(6.3)	(2.6)
Goodwill as of December 31, 2007 [(a)]	**307.8**	**209.8**	**51.0**

(a) In accordance with IFRS3, the final measurement of goodwill recognized will be finalized within twelve months following the date of each acquisition.

Goodwill mainly corresponds to the valuation of the expected synergies and growth.

2.2. Main impacts on the balance sheet as of December 31, 2007

In millions of euros	Lurgi	Acquisitions in South East Asia	Linde Gas UK and Allied Respiratory Ltd
Assets			
Goodwill	315.4	209.8	51.0
Intangible assets, net	199.6	88.7	48.5
Property, plant and equipment, net	7.9	138.2	69.8
Deferred tax assets	19.5		
Cash and cash equivalents	621.2	3.6	3.7
Liabilities			
Provisions, pensions and employee benefit commitments	332.9	0.1	
Deferred tax liabilities		31.4	27.8
Gross debt	2.3	19.4	

2.3. Main impacts on the income statement for the year ended December 31, 2007 [a]

In millions of euros	Lurgi	Acquisitions, net of disposals, in South East Asia	Linde Gas UK and Allied Respiratory Ltd
Revenue	361.1	60.2	40.2
Operating income recurring	0.6	13.0	6.4
Profit for the period [b][c]	3.3	3.4	0.5
Minority interests		(0.3)	
Net profit (Group share)	3.3	3.7	0.5

(a) For acquisitions: period between the acquisition date and December 31, 2007. For disposals: period between January 1, 2007 and the disposal date.
(b) Profit for the period includes the interest expenses related to the financing of these acquisitions (including tax).
(c) Profit for the period does not include the capital gains arising from the sales of interests in Malaysia Oxygen Bhd (Malaysia) and Hong Kong Oxygen Group (Hong Kong). See Note 6 Other non-recurring operating expenses.

2.4. Main impacts on the Statement of cash flows for the year ended December 31, 2007

In millions of euros	Lurgi	Acquisitions, net of disposals, in South East Asia	Linde Gas UK and Allied Respiratory Ltd
Acquisition of subsidiaries and financial assets net of proceeds from sale of property, plant and equipment (including acquisition costs)	(9.7)	275.0	143.9

NOTE 3 SEGMENT INFORMATION

The primary and secondary reporting formats reflect the management structure of the Group and the internal reporting structure.

3.1. Primary segment information

Primary segment information is provided by geographical area. As of December 31, 2007, pursuant to changes in the Group's management structure and internal reporting, the information is broken down into four main geographical areas, determined according to the location of the assets:

- Europe;
- Americas;
- Asia-Pacific;
- Middle-East and Africa.

Revenue is analyzed by geographical area of production (country of origin).

The profits, assets and liabilities of each segment consist of amounts directly attributable to the segment, provided they can be allocated to the segment on a reasonable basis.

Research and Development center and corporate activities are not allocated.

3.2. Secondary segment information

Operations are organized into four business segments, each representing specific products and services:

- Gas and Services;
- Engineering/Construction;
- AL Welding Group;
- Other activities.

The Gas and Services segment encompasses the Large Industries, Industrial Merchant, Healthcare and Electronics business lines.

The Engineering and Construction segment designs, develops and builds industrial gas production plants. It also designs and manufactures plants in the traditional, renewable and alternative energy sectors.

In 2007, following the acquisition of Lurgi AG, the operating income recurring of the Engineering/Construction segment was presented separately. It was previously reported under "Other activities".

AL Welding group produces and distributes welding and cutting consumables and equipment.

Other activities primarily include Specialty Chemicals and Diving.

2007

Segment information by geographical area

	Continuing operations						Discontinued operations	Total
In millions of euros	Europe	Americas	Asia-Pacific	Middle-East and Africa	Unallocated	Total		
INCOME STATEMENT								
Revenue								
Gas and Services	5,451.8	2,516.9	1,851.3	178.5		9,998.5		9,998.5
Engineering/Construction	539.0	182.8	109.3			831.1		831.1
AL Welding Group	597.8					597.8		597.8
Other Activities	296.8	71.6	5.4			373.8		373.8
Total Revenue	**6,885.4**	**2,771.3**	**1,966.0**	**178.5**		**11,801.2**		**11,801.2**
Operating income recurring								
Gas and Services	1,055.9	417.3	291.8	46.2		1,811.2		1,811.2
Engineering/Construction	11.3	0.2	19.3			30.8		30.8
Other	110.4	6.8	0.4			117.6		117.6
R&D centers/Corporate					(165.5)	(165.5)		(165.5)
Total operating income recurring	**1,177.6**	**424.3**	**311.5**	**46.2**	**(165.5)**	**1,794.1**		**1,794.1**
Other non-recurring operating expenses						(5.3)		(5.3)
Net finance costs						(179.4)		(179.4)
Other net financial expenses						(54.3)		(54.3)
Income taxes						(411.8)		(411.8)
Share of profit of associates	2.6	1.1	18.2	4.8		26.7		26.7
Profit for the period						**1,170.0**		**1,170.0**

In millions of euros	Europe	Americas	Asia-Pacific	Middle-East and Africa	Unallocated	Total
BALANCE SHEET						
Segment assets	**9,904.4**	**3,376.0**	**3,417.5**	**281.5**	**121.6**	**17,101.0**
Goodwill	2,193.8	486.2	923.2	39.5		3,642.7
Intangible assets and property, plant and equipment, net	4,904.1	2,374.1	1,610.1	143.1	66.8	9,098.2
Other segment assets	2,786.2	511.9	794.1	72.8	54.8	4,219.8
Investments in associates	20.3	3.8	90.1	26.1		140.3
Non-segment assets						1,190.7
Total assets						**18,291.7**
Segment liabilities	**3,635.2**	**684.3**	**741.0**	**59.4**	**48.0**	**5,167.9**
Non-segment liabilities						6,647.4
Equity including minority interests						6,476.4
Total equity and liabilities						**18,291.7**
OTHER INFORMATION						
Purchase of intangible assets and property, plant and equipment	(627.0)	(315.4)	(352.2)	(50.4)	(14.3)	(1,359.3)
Depreciation and amortization	(518.7)	(254.5)	(142.9)	(14.6)	(5.2)	(935.9)

Segment information by activity

In millions of euros	2007
Gas and Services	
Revenue	9,998.5
Total segment assets	14,962.4
Purchase of intangible assets and property, plant and equipment	(1,295.8)
Engineering/Construction	
Revenue	831.1
Total segment assets	1,228.2
Purchase of intangible assets and property, plant and equipment	(11.0)
AL Welding Group	
Revenue	597.8
Total segment assets	510.3
Purchase of intangible assets and property, plant and equipment	(19.9)
Other activities	
Revenue	373.8
Total segment assets	400.1
Purchase of intangible assets and property, plant and equipment	(32.6)

2006

Segment information by geographical area

In millions of euros	Continuing operations						Discontinued operations	Total
	Europe*	Americas	Asia-Pacific	Middle-East and Africa	Unallocated	Total		
INCOME STATEMENT								
Revenue								
Gas and Services	5,171.2	2,568.3	1,715.0	173.5		9,628.0		9,628.0
Engineering/Construction	172.7	55.2	131.7	20.4		380.0		380.0
AL Welding Group	562.7					562.7		562.7
Other Activities	302.5	69.7	5.8			378.0		378.0
Total Revenue	**6,209.1**	**2,693.2**	**1,852.5**	**193.9**		**10,948.7**		**10,948.7**
Operating income recurring								
Gas and Services	1,002.3	395.6	250.8	44.5		1,693.2		1,693.2
Engineering/Construction	4.5	(3.7)	14.8			15.6		15.6
Other	100.6	6.7	0.4			107.7		107.7
R&D centers/Corporate					(157.3)	(157.3)		(157.3)
Total operating income recurring	**1,107.4**	**398.6**	**266.0**	**44.5**	**(157.3)**	**1,659.2**		**1,659.2**
Other non-recurring operating expenses						2.6		2.6
Net finance costs						(155.4)		(155.4)
Other net financial expenses						(42.2)		(42.2)
Income taxes						(419.8)		(419.8)
Share of profit of associates	1.7	(2.7)	21.7	7.0		27.7		27.7
Profit for the period						**1,072.1**		**1,072.1**

* *Represents "France" and "Europe excluding France" as of December 31, 2006.*

In millions of euros	Europe*	Americas	Asia-Pacific	Middle-East and Africa	Unallocated	Total
BALANCE SHEET						
Segment assets	**8,849.2**	**3,293.1**	**2,363.3**	**269.2**	**154.2**	**14,929.0**
Goodwill	1,943.2	339.0	295.0	37.5		2,614.7
Intangible assets and property, plant and equipment, net	4,429.3	2,443.2	1,302.1	127.0	57.3	8,358.9
Other segment assets	2,457.5	501.7	657.6	70.3	96.9	3,784.0
Investments in associates	19.2	9.2	108.6	34.4		171.4
Non-segment assets						1,366.3
Total assets						**16,295.3**
Segment liabilities	**2,897.6**	**540.9**	**527.8**	**64.7**	**53.4**	**4,084.4**
Non-segment liabilities						5,644.1
Equity including minority interests						6,566.8
Total equity and liabilities						**16,295.3**
OTHER INFORMATION						
Purchase of intangible assets and property, plant and equipment	(584.4)	(240.3)	(249.0)	(23.7)	(30.8)	(1,128.2)
Depreciation and amortization	(494.7)	(267.4)	(125.9)	(14.8)	(5.4)	(908.2)

* *Represents "France" and "Europe excluding France" as of December 31, 2006.*

Segment information by activity

In millions of euros	2006
Gas and Services	
Revenue	9,628.0
Total segment assets	13,794.1
Purchase of intangible assets and property, plant and equipment	(1,063.1)
Engineering/Construction	
Revenue	380.0
Total segment assets	254.2
Purchase of intangible assets and property, plant and equipment	(8.5)
AL Welding Group	
Revenue	562.7
Total segment assets	488.8
Purchase of intangible assets and property, plant and equipment	(13.1)
Other activities	
Revenue	378.0
Total segment assets	237.7
Purchase of intangible assets and property, plant and equipment	(12.7)

2005

Segment information by geographical area

In millions of euros	Continuing operations						Discontinued operations	Total
	Europe*	Americas	Asia-Pacific	Middle-East and Africa	Unallocated	Total		
INCOME STATEMENT								
Revenue								
Gas and Services	4,824.1	2,547.4	1,613.4	162.8		9,147.7		9,147.7
Engineering/Construction	195.6	67.9	131.4	23.8		418.7		418.7
AL Welding Group	512.3					512.3		512.3
Other Activities	291.9	57.5	6.7			356.1		356.1
Total Revenue	**5,823.9**	**2,672.8**	**1,751.5**	**186.6**		**10,434.8**		**10,434.8**
Operating income recurring								
Gas and Services	927.8	360.0	238.6	40.8		1,567.2		1,567.2
Engineering/Construction	(1.2)	1.4	11.5			11.7		11.7
Other	88.5	4.8	0.6			93.9		93.9
R&D centers/Corporate					(155.2)	(155.2)		(155.2)
Total operating income recurring	**1,015.1**	**366.2**	**250.7**	**40.8**	**(155.2)**	**1,517.6**		**1,517.6**
Other non-recurring operating expenses						(44.8)		(44.8)
Net finance costs						(163.1)		(163.1)
Other net financial expenses						(49.1)		(49.1)
Income taxes						(370.7)		(370.7)
Share of profit of associates	9.3	(0.2)	19.9	7.5		36.5		36.5
Profit for the period						**926.4**	**80.6**	**1,007.0**

* *Represents "France" and "Europe excluding France" as of December 31, 2005.*

In millions of euros	Europe*	Americas	Asia-Pacific	Middle-East and Africa	Unallocated	Total
BALANCE SHEET						
Segment assets	**8,522.8**	**3,725.1**	**2,334.3**	**293.7**	**156.4**	**15,032.3**
Goodwill	1,930.1	375.2	290.1	50.6		2,646.0
Intangible assets and property, plant and equipment, net	4,310.2	2,781.3	1,292.3	136.3	34.4	8,554.5
Other segment assets	2,263.7	555.4	648.4	76.2	122.0	3,665.7
Investments in associates	18.8	13.2	103.5	30.6		166.1
Non-segment assets						1,256.1
Total assets						**16,288.4**
Segment liabilities	**2,886.9**	**656.0**	**582.2**	**64.0**	**74.4**	**4,263.5**
Non-segment liabilities						5,816.2
Equity including minority interests						6,208.7
Total equity and liabilities						**16,288.4**
OTHER INFORMATION						
Purchase of intangible assets and property, plant and equipment	(546.1)	(190.5)	(213.3)	(10.8)	(14.5)	(975.2)
Depreciation and amortization	(489.7)	(266.6)	(120.3)	(15.4)	(5.3)	(897.3)

* *Represents "France" and "Europe excluding France" as of December 31, 2005.*

Segment information by activity

In millions of euros	2005
Gas and Services	
Revenue	9,147.7
Total segment assets	13,866.8
Purchase of intangible assets and property, plant and equipment	(899.4)
Engineering/Construction	
Revenue	418.7
Total segment assets	333.1
Purchase of intangible assets and property, plant and equipment	(6.1)
AL Welding Group	
Revenue	512.3
Total segment assets	440.2
Purchase of intangible assets and property, plant and equipment	(11.0)
Other activities	
Revenue	356.1
Total segment assets	235.8
Purchase of intangible assets and property, plant and equipment	(44.2)

NOTE 4 REVENUE

In millions of euros	2005	%	2006	%	2007	%
Gas and Services	9,147.7	88%	9,628.0	88%	9,998.5	85%
Engineering/Construction	418.7	4%	380.0	4%	831.1	7%
AL Welding	512.3	5%	562.7	5%	597.8	5%
Other activities	356.1	3%	378.0	3%	373.8	3%
TOTAL	**10,434.8**	**100%**	**10,948.7**	**100%**	**11,801.2**	**100%**

Consolidated revenue for the year ended December 31, 2007 totaled 11,801.2 million euros, up 7.8% from 2006. The increase is 7.6% on a comparable basis, after adjustment for the cumulative impact of foreign exchange fluctuations, natural gas prices and principal changes in the consolidation scope:

- foreign exchange rate fluctuations represented (332.2) million euros in 2007, for an impact of (3.0)% on consolidated revenue. The impact was primarily due to the appreciation of the euro against the U.S. dollar and the yen;
- natural gas prices had an impact of (5.6) million euros excluding foreign exchange fluctuations, for a contribution of (0.1)% to consolidated revenue;
- the impact of changes in the scope of consolidation is related to the consolidation of Lurgi beginning in the third quarter of 2007. Over the year, the impact stands at 361.1 million euros, or 3.3% of consolidated revenue.

Consolidated revenue for the year ended December 31, 2006 totaled 10,948.7 million euros, up 4.9% from 2005. The increase is 5.7% on a comparable basis, after adjustment for the cumulative impact of foreign exchange fluctuations, natural gas prices and principal changes in the consolidation scope:

- foreign exchange rate fluctuations represented (35.4) million euros in 2006, for an impact of (0.4)% on consolidated revenue. The impact was primarily due to the appreciation of the euro against the yen;
- natural gas prices had an impact of (13.8) million euros excluding foreign exchange fluctuations, for a contribution of (0.1)% to consolidated revenue;
- the impact of changes in the scope of consolidation is related to the deconsolidation of the liquid chemicals activity in the United States beginning in the second quarter of 2005. Over the year, the impact stood at (27.0) million euros, or (0.3)% of consolidated revenue.

Consolidated revenue for the year ended December 31, 2005 totaled 10,434.8 million euros, up 10.7% from 2004. The increase is 6.2% on a comparable basis, after adjustment for the cumulative impact of foreign exchange fluctuations, natural gas prices and principal changes in the consolidation scope:

- foreign exchange rate fluctuations contributed revenue of 43 million euros in 2005, representing consolidated revenue growth of 0.5%. These gains were primarily due to the appreciation of the Canadian dollar;
- the increase in natural gas prices contributed additional revenue of 212 million euros in 2005, excluding foreign exchange impacts, representing consolidated revenue growth of 2.2%;
- the principal changes in the consolidation scope were the consolidation of Messer activities for a full year and the deconsolidation of chemical liquid activities in the United States in the second quarter. These changes had an estimated impact of 163 million euros for 2005 as a whole, representing consolidated revenue growth of 1.8%.

NOTE 5 RECURRING OPERATING INCOME AND EXPENSES

Recurring operating income and expenses include purchases, personnel expenses, depreciation and amortization and other income and expenses.

Most of the Group purchases include electricity, natural gas and industrial and medical products.

5.1. Personnel expenses

In millions of euros	2005	2006	2007
Wages and social charges	(1,800.8)	(1,873.1)	(1,975.2)
Defined contribution pension plans	(15.7)	(17.9)	(17.6)
Defined benefit pension plans	(34.5)	(39.7)	(32.1)
Share-based payments	(5.4)	(8.8)	(12.9)
TOTAL	**(1,856.4)**	**(1,939.5)**	**(2,037.8)**

Fully consolidated companies employed 40,300 individuals as of December 31, 2007 (36,900 as of December 31, 2006 and 35,900 as of December 31, 2005). The increase primarily consists of employees from acquired companies in 2007 (2,900 individuals), partially offset by disposed companies (1,100 individuals). Furthermore, the number of employees in Asia continued to increase.

In 2006, the increase essentially stemmed from Asia (South Korea and China) and North America. In addition, there were around 350 employees from acquired and newly consolidated companies in 2006.

5.2. Other income and expenses

Other expenses primarily include transport and distribution costs, sub-contracting costs, operating lease installments and insurance premiums.

Other income is not material.

5.3. Research and Development expenditures

These costs are expensed as incurred as the Group does not consider that the conditions required by IAS38 for the capitalization of development costs are met.

In 2007, innovation costs amounted to 191.7 million euros (172.5 million euros in 2006 and 164.4 million euros in 2005) including Research and Development costs of 134.1 million euros (116.4 million euros in 2006 and 107.3 million euros in 2005).

5.4. Depreciation and amortization expense

In millions of euros	2005	2006	2007
Intangible assets	(57.8)	(59.9)	(67.2)
Property, plant and equipment [(a)]	(839.5)	(848.3)	(868.7)
TOTAL	**(897.3)**	**(908.2)**	**(935.9)**

(a) Including the depreciation charge after deduction of investment grants released to profit.

NOTE 6 OTHER NON-RECURRING OPERATING EXPENSES

In millions of euros	2005	2006	2007
Expenses			
Reorganisation, restructuring and integration costs	(47.7)	(17.5)	(43.6)
Impairment losses	(42.7)		
Other	(1.8)	(2.5)	(10.8)
TOTAL OTHER NON-RECURRING OPERATING EXPENSES	**(92.2)**	**(20.0)**	**(54.4)**
Income			
Capital gains on disposals of PP&E and investments	47.4	22.6	49.1
TOTAL OTHER NON-RECURRING OPERATING INCOME	**47.4**	**22.6**	**49.1**
TOTAL	**(44.8)**	**2.6**	**(5.3)**

Reorganization and restructuring costs were mainly related to the change in the organizational structure of Industrial Merchant in some European countries undertaken in 2005. In addition, Integration costs arose from the acquisitions made in 2007. In 2005, this item also involved reorganization costs of the AL Welding group.

Impairment losses had been recognized in 2005 on capitalized information technology system development costs (32.6 million euros). These impairment losses were recognized following the decision to change the organizational structure of Industrial Merchant activities in certain European countries. Other impairment losses included the goodwill arising from Metrology and Service activities (10.1 million euros in 2005). The Metrology activity was sold in 2007.

Capital gains realized from disposals of property, plant and equipment and financial investments primarily include the following:

- as of December 31, 2007: the disposals of interests in Malaysia Oxygen Bhd (Malaysia) and Hong Kong Oxygen Group (Hong Kong) to Linde;
- as of December 31, 2006: the disposals of the Group interest in a cogeneration unit in the United States and the disposals of Propane activities in Sweden and Germany;
- as of December 31, 2005: the disposals of the homecare activity in the United States, a cogeneration unit in France and a distributor in the United States.

NOTE 7 NET FINANCE COSTS AND OTHER NET FINANCIAL EXPENSES

7.1. Net finance costs

In millions of euros	2005	2006	2007
Finance costs	(189.5)	(194.3)	(210.0)
Financial income from short-term investments	26.4	38.9	30.6
TOTAL	**(163.1)**	**(155.4)**	**(179.4)**

7.2. Other net financial expenses

In millions of euros	2005	2006	2007
Other financial income	46.5	21.1	20.9
Financial expenses related to employee benefits	(51.6)	(47.0)	(49.0)
Other financial expenses	(44.0)	(16.3)	(26.2)
TOTAL	**(49.1)**	**(42.2)**	**(54.3)**

The increase in net finance costs between 2006 and 2007 primarily reflects the financing of the acquisitions completed in 2007 in addition to the share buyback program.

The impact of the revaluation of derivative instruments is included in "Other financial expenses", in accordance with accounting principles described in paragraph 6.E..

Capitalized finance costs amounted 18.5 million euros in 2007 (10.8 million euros in 2006 and 5.9 million euros in 2005). They were calculated using the average financing rate for relevant subsidiaries.

NOTE 8 INCOME TAXES

8.1. Income taxes

In millions of euros	2005	2006	2007
Current tax			
Income tax expense payable	(330.0)	(379.6)	(417.3)
Prior year tax losses or tax credits not previously recognized	7.2	8.2	6.8
TOTAL	**(322.8)**	**(371.4)**	**(410.5)**
Deferred tax			
Temporary differences	(51.0)	(57.4)	(43.5)
Impact of tax rate changes	3.1	9.0	42.2
TOTAL	**(47.9)**	**(48.4)**	**(1.3)**

8.2. Reconciliation of the standard tax rate and the effective Group tax rate

%	2005	2006	2007
Standard tax rate	**34.2**	**34.0**	**33.2**
Impact of transactions taxed at reduced rates	(2.9)	(3.0)	(2.9)
Impact of tax rate changes	(0.2)	(0.6)	(2.7)
Impact of tax exemptions and other	(1.7)	(1.7)	(1.1)
Effective Group tax rate	**29.4**	**28.7**	**26.5**

The standard tax rate is the average rate obtained by applying the statutory tax rate for each country to their related earnings before tax.

The effective Group tax rate is determined as follows: (current and deferred income tax expense)/(net profit before tax less share of profit of associates and net profit from discontinued operations).

In France, L'Air Liquide S.A. has elected to determine French income taxes on a consolidated basis, including all French subsidiaries complying with the requirements.

Foreign subsidiaries have also elected to apply for similar rules wherever this is allowed under local regulations.

In 2007, the decrease in the effective Group tax rate primarily results from the lower 2008 applicable tax rates in Germany and Italy. In addition, the additional income taxes related to the reversal of timing differences arising from the investments in subsidiaries were recorded. This situation is the result of a decision made at the end of 2007 to distribute exceptional dividends.

The impact of lower tax rates in certain European countries had contributed to a lower effective rate in 2006 compared to the 2005 rate.

NOTE 9 NET PROFIT FROM DISCONTINUED OPERATIONS

In millions of euros	2005	2006	2007
Net profit from discontinued operations	80.6		

In 2005, net profit from discontinued activities included the after-tax capital gain realized by Air Liquide on the sale of its 39.5% interest in Séchilienne-Sidec.

NOTE 10 PROFIT FOR THE PERIOD - MINORITY INTERESTS

In millions of euros	2005	2006	2007
Profit for the period - Minority interests	73.6	69.8	46.9

The decrease in net profit attributable to minority interests results from the purchase of the 45% interest held by Linde in Japan Air Gases on March 1, 2007.

NOTE 11 NET EARNINGS PER SHARE

11.1. Basic earnings per share

	2005	2006	2007
Net profit (Group share) attributable to ordinary shareholders of the parent *(in millions of euros)*	933.4	1,002.3	1,123.1
Weighted average number of ordinary shares outstanding	237,557,528	240,077,134	239,223,974
Basic earnings per share *(in euros)*	**3.93**	**4.17**	**4.69**

Basic earnings per share is calculated by dividing net profit (Group share) attributable to ordinary shareholders of Air Liquide by the weighted average number of shares outstanding during the year, excluding ordinary shares purchased by Air Liquide and recognized in equity.

The average number of shares outstanding and net earnings per share in 2006 and 2005 included the impact of the two-for-one split of the L'Air Liquide S.A. share realized on June 13, 2007. The number of shares outstanding and net earnings per share for the year ended December 31, 2005 were adjusted for the one for ten bonus share issue which occurred during the year ended December 31, 2006.

11.2. Diluted earnings per share

	2005	2006	2007
Net profit used to calculate diluted earnings per share *(in millions of euros)*	**933.4**	**1,002.3**	**1,123.1**
Weighted average number of ordinary shares outstanding	237,557,528	240,077,134	239,223,974
Adjustment for dilutive impact of share subscription options	1,185,969	2,013,991	1,951,867
Adjusted weighted average number of shares outstanding used to calculate diluted earnings per share	**238,743,497**	**242,091,125**	**241,175,841**
Diluted earnings per share *(in euros)*	**3.91**	**4.14**	**4.66**

Diluted earnings per share takes into account the weighted average number of shares that would have been outstanding had all potentially dilutive shares been converted. The dilutive impact is therefore calculated assuming the exercise in full of all share subscription options granted to employees.

The average number of shares outstanding and net earnings per share in 2006 and 2005 included the impact of the two-for-one split of the L'Air Liquide S.A. share realized on June 13, 2007.

The number of shares outstanding and net earnings per share for the year ended December 31, 2005 were adjusted for the one for ten bonus share issue which occurred during the year ended December 31, 2006.

The Group has not issued any other financial instruments that may generate further dilution of net earnings per show.

NOTE 12 DIVIDEND PER SHARE

The 2006 dividend on ordinary shares reported and paid on May 15, 2007 was 496.9 million euros (including treasury shares), for a dividend of 4.00 euros per share (before the two-for-one share split). Dividends paid represent a distribution rate of 49.6% of profit for the period attributable to shareholders of the parent.

A dividend distribution of 551.0 million euros (including treasury shares), for a dividend of 2.25 euros per share, on ordinary shares will be proposed to the Shareholders' Meeting in respect of 2007. These dividends represent a distribution rate of 49.1% of the profit for the period attributable to shareholders of the parent.

NOTE 13 GOODWILL

13.1. Movements during the period

In millions of euros	As of January 1	Goodwill recognized during the period	Goodwill removed during the period	Impairment losses	Impairment losses removed	Foreign exchange differences	Other movements [a]	As of December 31
2005	2,431.2	149.3	(11.7)	(6.6)		55.0	28.9	2,646.1
2006	2,646.1	37.4	(1.9)		0.2	(58.8)	(8.4)	2,614.7
2007	**2,614.7**	**1,137.8**	**(54.8)**		**5.0**	**(66.5)**	**6.5**	**3,642.7**

(a) Other movements primarily include the valuation of put options of minority interests in:
- Switzerland, Germany, France, South Africa and Egypt in the amount of 28.5 million euros in 2005;
- Italy and Hong Kong in the amount of 6.0 million euros in 2007.
For all the options, the 2007 and 2006 revaluation totaled 5.3 million euros and (2.6) million euros respectively.

Goodwill recognized primarily includes:

- in 2007, goodwill arising from the transactions mentioned in Note 1.1. Major events in 2007 and some acquisitions in the specialty gases sector in the United States and in the Homecare sector in Germany;
- in 2006, two acquisitions in the Homecare sector in Germany and one acquisition in the Electronics sector in Japan;
- in 2005, 117.6 million euros related to the buyout of minority interests in SOAEO S.A. pursuant to the takeover bid followed by public offer for withdrawal, the finalization of Messer activities acquisition with recognition of additional goodwill of 7.9 million euros and the acquisition of certain companies, mainly in the Healthcare sector.

Goodwill removed primarily arises from:

- in 2007, the sale of Hong Kong Oxygen Group to Linde and the sale of the Metrology activity;
- in 2005, the sale of Metrology and Service activities in France and the sale of Homecare activities in the United States.

In 2005, impairment losses related to the Metrology and Service activities were recorded. In 2007, the impairment related to the Metrology activity was removed following its sale.

13.2. Main goodwill

	2005	2006	2007		
In millions of euros	**Net carrying amount**	**Net carrying amount**	**Gross carrying amount**	**Impairment losses**	**Net carrying amount**
Germany [(a)]	1,350.2	1,370.5	1,398.9		1,398.9
Japan [(b)]	54.2	58.8	500.7		500.7
SOAEO [(c)]	234.5	234.6	413.8		413.8
Lurgi			315.4		315.4
United States [(d)]	341.3	305.9	267.6		267.6
AL Welding	88.6	89.7	89.7		89.7
Other subsidiaries	577.3	555.2	658.0	(1.4)	656.6
TOTAL GOODWILL	**2,646.1**	**2,614.7**	**3,644.1**	**(1.4)**	**3,642.7**

(a) Including goodwill arising from the Messer activities in Germany for 1,270.5 million euros. In addition, the change between 2007 and 2006 was due to the acquisition completed in the Homecare sector.

(b) The change between 2007 and 2006 is linked to the buyout of the minority interests in Japan Air Gases.

(c) The change between 2007 and 2006 relates to the purchase from Linde of 50% of Singapore Oxygen Air Liquide Pte Ltd (Singapore), 50% of Eastern Industrial Gases (Thailand) and 50% of Vietnam Industrial Gases (Vietnam), as well as the sale of 50% of Hong Kong Oxygen Group (Hong Kong).

(d) The change between 2007 and 2006 was mainly due to the foreign exchange impact, offset by an acquisition in the Specialty gases sector.

NOTE 14 OTHER INTANGIBLE ASSETS

14.1. Gross carrying amounts

In millions of euros	As of January 1	Additions	Disposals	Foreign exchange differences	Assets acquired in a business combination	Other movements [a]	As of December 31
2005							
Internally generated intangible assets	172.1	33.8	(0.8)	1.1		26.9	233.1
Other intangible assets	478.4	9.0	(16.8)	16.0	1.7	(13.9)	474.4
Total gross intangible assets	**650.5**	**42.8**	**(17.6)**	**17.1**	**1.7**	**13.0**	**707.5**
2006							
Internally generated intangible assets	233.1	37.9	(63.3) [b]	(0.4)		(4.7)	202.6
Other intangible assets	474.4	10.3	(8.6)	(15.6)	0.7	11.8	473.0
Total gross intangible assets	**707.5**	**48.2**	**(71.9)**	**(16.0)**	**0.7**	**7.1**	**675.6**
2007							
Internally generated intangible assets	202.6	41.0		(0.1)	2.5	(2.9)	243.1
Other intangible assets	473.0	26.9	(3.2)	(20.1)	361.7	(6.0)	832.3
Total gross intangible assets	**675.6**	**67.9**	**(3.2)**	**(20.2)**	**364.2**	**(8.9)**	**1,075.4**

(a) Other movements primarily include account reclassifications and changes in consolidation scope.

(b) In 2006, the impairment losses recognized in 2005 for capitalized information system development costs were reversed following the removal of these costs for a gross value of 63.0 million euros and accumulated depreciation and amortization of (30.4) million euros.

14.2. Amortization and impairment losses

In millions of euros	As of January 1	Charge for the period	Impairment losses	Impairment losses removed	Disposals	Foreign exchange differences	Assets acquired in a business combination	Other movements	As of December 31
2005									
Internally generated intangible assets	(69.1)	(25.4)	(32.6)		0.8	(0.1)		1.1	(125.3)
Other intangible assets	(161.2)	(32.4)	(3.5)		16.1	(1.8)		(13.4)	(196.2)
Total intangible asset amortization	**(230.3)**	**(57.8)**	**(36.1)**		**16.9**	**(1.9)**		**(12.3)**	**(321.5)**
Total net intangible assets	**420.2**	**(15.0)**	**(36.1)**		**(0.7)**	**15.2**	**1.7**	**0.7**	**386.0**
2006									
Internally generated intangible assets	(125.3)	(27.8)		32.6 [a]	30.4 [a]			(1.0)	(91.1)
Other intangible assets	(196.2)	(32.1)			7.3	3.1		0.6	(217.3)
Total intangible asset amortization	**(321.5)**	**(59.9)**		**32.6**	**37.7**	**3.1**		**(0.4)**	**(308.4)**
Total net intangible assets	**386.0**	**(11.7)**		**32.6**	**(34.2)**	**(12.9)**	**0.7**	**6.7**	**367.2**
2007									
Internally generated intangible assets	(91.1)	(23.4)	(5.8)					0.8	(119.5)
Other intangible assets	(217.3)	(43.8)	(3.0)		3.0	2.9		8.3	(249.9)
Total intangible asset amortization	**(308.4)**	**(67.2)**	**(8.8)**		**3.0**	**2.9**		**9.1**	**(369.4)**
Total net intangible assets	**367.2**	**0.7**	**(8.8)**		**(0.2)**	**(17.3)**	**364.2**	**0.2**	**706.0**

(a) In 2006, the impairment losses recognized in 2005 for capitalized information system development costs were reversed following the removal of these costs for a gross value of 63.0 million euros and accumulated depreciation and amortization of (30.4) million euros.

As of year-end, the Group has no significant commitments for the purchase of intangible assets and is not subject to any restrictions over the use of its existing intangible assets.

NOTE 15 PROPERTY, PLANT AND EQUIPMENT

15.1. Gross carrying amounts

In millions of euros	As of January 1	Additions	Disposals	Foreign exchange differences	Assets acquired in a business combination	Other movements [a]	As of December 31
2005							
Land	250.4	1.1	(6.7)	8.5		(0.8)	252.5
Buildings	1,098.2	17.7	(15.3)	41.6	2.5	(195.5)	949.2
Equipment, cylinders, installations	14,132.2	218.6	(218.2)	951.2	31.8	912.0	16,027.6
Total property, plant and equipment in service	**15,480.8**	**237.4**	**(240.2)**	**1,001.3**	**34.3**	**715.7**	**17,229.3**
Construction in progress	488.6	693.6		34.4	20.6	(690.1)	547.1
Total property, plant and equipment	**15,969.4**	**931.0**	**(240.2)**	**1,035.7**	**54.9**	**25.6**	**17,776.4**
2006							
Land	252.5	1.8	(7.3)	(15.8)	0.7	0.4	232.3
Buildings	949.2	11.6	(17.2)	(42.4)	1.2	29.0	931.4
Equipment, cylinders, installations	16,027.6	253.7	(276.6)	(776.0)	19.0	556.2	15,803.9
Total property, plant and equipment in service	**17,229.3**	**267.1**	**(301.1)**	**(834.2)**	**20.9**	**585.6**	**16,967.6**
Construction in progress	547.1	877.2		(29.9)	0.5	(622.6)	772.3
Total property, plant and equipment	**17,776.4**	**1,144.3**	**(301.1)**	**(864.1)**	**21.4**	**(37.0)**	**17,739.9**
2007							
Land	232.3	2.2	(3.2)	(8.8)	11.2	2.2	235.9
Buildings	931.4	31.1	(20.0)	(22.9)	26.9	43.6	990.1
Equipment, cylinders, installations	15,803.9	292.9	(189.7)	(470.2)	214.6	603.6	16,255.1
Total property, plant and equipment in service	**16,967.6**	**326.2**	**(212.9)**	**(501.9)**	**252.7**	**649.4**	**17,481.1**
Construction in progress	772.3	991.2		(35.2)	21.2	(740.4)	1,009.1
Total property, plant and equipment	**17,739.9**	**1,317.4**	**(212.9)**	**(537.1)**	**273.9**	**(91.0)**	**18,490.2**

(a) Other movements primarily include account reclassifications and changes in consolidation scope, notably in 2007, following the sales of Hong Kong Oxygen Group (Hong Kong) and the Metrology activity.

Purchases of property, plant and equipment and intangible assets in the Statement of cash flows correspond to the increase in property, plant and equipment and intangible assets adjusted for the change in the fixed asset suppliers' balance during an accounting period.

15.2. Depreciation and impairment losses

In millions of euros	As of January 1	Charge for the period	Impairment losses	Impairment losses removed	Disposals	Foreign exchange differences	Assets acquired in a business combination	Other movements [a]	As of December 31
2005									
Buildings	(499.2)	(36.0)			12.5	(24.2)	(1.7)	(1.7)	(550.3)
Equipment, cylinders, installations	(7,919.3)	(810.3)	(1.3)		177.9	(514.5)	(10.6)	20.5	(9,057.6)
Total property, plant and equipment depreciation	**(8,418.5)**	**(846.3)**	**(1.3)**		**190.4**	**(538.7)**	**(12.3)**	**18.8**	**(9,607.9)**
Total property, plant and equipment, net	**7,550.9**	**84.7**	**(1.3)**		**(49.8)**	**497.0**	**42.6**	**44.4**	**8,168.5**
2006									
Buildings	(550.3)	(36.4)			13.0	27.3		(9.4)	(555.8)
Equipment, cylinders, installations	(9,057.6)	(824.5)	(3.6)		234.7	450.9		7.7	(9,192.4)
Total property, plant and equipment depreciation	**(9,607.9)**	**(860.9)**	**(3.6)**		**247.7**	**478.2**		**(1.7)**	**(9,748.2)**
Total property, plant and equipment, net	**8,168.5**	**283.5**	**(3.6)**		**(53.4)**	**(385.9)**	**21.3**	**(38.7)**	**7,991.7**
2007									
Buildings	(555.8)	(38.0)			12.4	12.6		(0.3)	(569.1)
Equipment, cylinders, installations	(9,192.4)	(837.9)	(1.5)		171.3	263.3		68.3	(9,528.9)
Total property, plant and equipment depreciation	**(9,748.2)**	**(875.9)**	**(1.5)**		**183.7**	**275.9**		**68.0**	**(10,098.0)**
Total property, plant and equipment, net	**7,991.7**	**441.5**	**(1.5)**		**(29.2)**	**(261.2)**	**273.9**	**(23.0)**	**8,392.2**

(a) *Other movements primarily include account reclassifications and changes in consolidation scope, notably in 2007, following the sales of Hong Kong Oxygen Group (Hong Kong) and the Metrology activity.*

The charge for the period corresponds to the increase in depreciation net of the investment grants released in the profit and loss.

15.3. Finance leases

Air Liquide enters into lease agreements for the use of certain industrial assets. The substance of a number of these agreements satisfies the definition of a finance lease.

These agreements primarily include office and industrial buildings, vehicle trailers and other industrial equipment as well as information technology hardware.

The present value of minimum lease payments for leased assets is recorded in the balance sheet under "Property, plant and equipment". The breakdown is the following:

In millions of euros	2005		2006		2007	
	Minimum lease payments	**Present value of minimum lease payments**	**Minimum lease payments**	**Present value of minimum lease payments**	**Minimum lease payments**	**Present value of minimum lease payments**
Less than 1 year	38	33	35	31	23	22
1 to 5 years	62	56	41	36	21	19
More than 5 years	16	13	15	13	9	8
Total minimum lease payments	**116**	**102**	**91**	**80**	**53**	**49**
Less impact of discounting (finance charge)	(14)		(11)		(4)	
Present value of minimum lease payments	**102**		**80**		**49**	

NOTE 16 NON-CURRENT FINANCIAL ASSETS

In millions of euros	2005	2006	2007
Available-for-sale financial assets	78.4	70.3	61.5
Loans	30.4	42.2	42.8
Other long-term receivables	174.9	121.8	114.0
Employee benefits - prepaid expenses	10.4	6.3	2.3
Non-current financial assets	**294.1**	**240.6**	**220.6**

Available-for-sale financial assets primarily consist of unlisted and non-consolidated investments, and in particular shares in Air Liquide Ventures mutual funds and capital contributions to Group companies in the development phase, primarily in Eastern Europe and, in 2005, the Middle East.

NOTE 17 INVESTMENTS IN ASSOCIATES

17.1. Financial information

Group share of associates as of December 31, 2007	**Share of profit for the period**	**Share of equity**
In millions of euros		
Europe	2.6	20.3
Americas	1.1	3.8
Asia-Pacific	18.2	90.1
Middle-East and Africa	4.8	26.1
TOTAL	**26.7**	**140.3**

Group share of associates as of December 31, 2006	Share of profit for the period	Share of equity
In millions of euros		
Europe*	1.7	19.2
Americas	(2.7)	9.2
Asia-Pacific	21.7	108.6
Middle-East and Africa	7.0	34.4
TOTAL	**27.7**	**171.4**

* *Represents "France" and "Europe excluding France" as of December 31, 2006.*

Group share of associates as of December 31, 2005	Share of profit for the period	Share of equity
In millions of euros		
Europe*	9.3	18.8
Americas	(0.2)	13.2
Asia-Pacific	19.9	103.5
Middle-East and Africa	7.5	30.6
TOTAL	**36.5**	**166.1**

* *Represents "France" and "Europe excluding France" as of December 31, 2005.*

17.2. Movements during the year

In millions of euros	As of January 1	Share of profit for the period	Dividend distribution	Foreign exchange differences	Assets acquired in a business combination	Others movements	As of december 31
2005	206.9	36.5	(19.3)	15,8		(73,8)	166,1
2006	166.1	27.7	(25.0)	(7.7)		10.3	171.4
2007	**171.4**	**26.7**	**(16.9)**	**(11.0)**	**0.8**	**(30.7)**	**140.3**

Other movements primarily include changes in the scope of consolidation and, in particular:

- in 2007, the sale of the Group's interest in Malaysia Oxygen Bhd;
- in 2006, additional capital subscriptions in Group subsidiaries located in Canada and the Middle East;
- in 2005, the sale of the Group's interest in Séchilienne-Sidec and the full consolidation of Group subsidiaries located in Hungary, Bulgaria and Paraguay, previously accounted for using the equity method.

17.3. Financial indicators of associates (100%)

BALANCE SHEET

In millions of euros	2005	2006	2007
Total assets	961.8	977.8	632.3
Equity	469.5	515.5	329.6
Net indebtedness	90.4	91.4	132.4

INCOME STATEMENT

In millions of euros	2005	2006	2007
Revenue	627.1	683.7	467.3
Profit for the period	93.2	72.6	57.3

NET INDEBTEDNESS (GROUP SHARE)

In millions of euros	2005	2006	2007
Net indebtedness	21.4	25.1	54.3

NOTE 18 DEFERRED TAX

Movements in deferred tax assets and liabilities during the period were as follows:

18.1. Deferred tax assets

In millions of euros	2005	2006	2007
As of January 1	**395.4**	**411.9**	**402.2**
Income (charge) to the income statement	43.2	5.1	(73.0)
Income (charge) to equity for the period	(3.3)	(15.0)	3.3
Acquisitions/Disposals	(0.2)	(2.7)	50.1
Foreign exchange differences	6.3	(10.9)	(4.5)
Other [(a)(b)]	(29.5)	13.8	(20.5)
As of December 31	**411.9**	**402.2**	**357.6**

(a) Includes, in particular, the offsetting of deferred tax assets and liabilities in accordance with the accounting policies set forth on page 114, particularly in 2005 in the amount of 123.3 million euros.
(b) Other movements come from reclassifications between current and deferred tax.

18.2. Deferred tax liabilities

In millions of euros	2005	2006	2007
As of January 1	**1,115.8**	**1,149.4**	**1,130.5**
Charge (income) to the income statement	88.2	53.5	(71.7)
Charge (income) to equity for the period	(4.0)	6.8	6.6
Acquisitions/Disposals	(5.1)	(1.7)	85.0
Foreign exchange differences	93.7	(75.1)	(48.9)
Other [a] [b]	(139.2)	(2.4)	(64.5)
As of December 31	**1,149.4**	**1,130.5**	**1,037.0**

(a) Includes, in particular, the offsetting of deferred tax assets and liabilities in accordance with the accounting policies set forth on page 114, particularly in 2005 in the amount of 123.3 million euros.
(b) Other movements come from reclassifications between current and deferred tax.

In 2007, the impact of deferred taxes arising from acquisitions and disposals mainly involves the transactions mentioned in Note 1.1. Major events in 2007.

As of December 31, 2007, unrecognized deferred tax assets totaled 15.8 million euros compared with 24.0 million euros as of December 31, 2006 and 26.2 million euros as of December 31, 2005. The recovery of these taxes is unlimited.

Deferred tax liabilities are mainly generated by differences between the tax and economic depreciation of assets. Deferred tax assets mainly relate to provisions not immediately deductible for tax purposes, and in particular employee benefit provisions.

NOTE 19 INVENTORIES

In millions of euros	2005	2006	2007
Raw materials and supplies	170.1	171.8	179.5
Finished and semi-finished goods	411.8	417.8	456.7
Work-in-progress	71.9	104.7	159.7
Net Inventories	**653.8**	**694.3**	**795.9**

In millions of euros	2005	2006	2007
Write-down of inventories	(20.6)	(22.7)	(19.3)
Reversals of write-down	24.3	20.7	15.9
Net write-down recognised in the income statement	**3.7**	**(2.0)**	**(3.4)**

NOTE 20 TRADE RECEIVABLES

In millions of euros	2005	2006	2007
Trade and other operating receivables	2,519.5	2,594.6	2,824.9
Allowance for doubtful receivables	(89.8)	(103.9)	(86.6)
Trade receivables	**2,429.7**	**2,490.7**	**2,738.3**

Trade and other receivables include the gross amounts payable by Engineering activity customers for 108.9 million euros, including 34.7 million euros related to Lurgi.

The gross amounts payable by and to Engineering activity customers correspond to the sum of costs incurred and margins recognized using the percentage of completion method, equivalent to revenue recorded using the percentage of completion method, less any advances received.

As of December 31, 2007, revenue recognized using the percentage of completion method and advances received amounted to 1,880.5 million euros and 2,114.2 million euros, respectively. These amounts notably include the Lurgi ongoing projects with an inception prior to the acquisition date.

Amounts payable to customers are presented under other current liabilities (see Note 27 Other liabilities).

NOTE 21 OTHER CURRENT ASSETS

In millions of euros	2005	2006	2007
Advances and down-payments made	57.1	72.9	148.0
Prepaid expenses	102.5	66.8	65.8
Sundry other current assets	270.0	218.7	251.2
Other current assets	**429.6**	**358.4**	**465.0**

NOTE 22 CASH AND CASH EQUIVALENTS

In millions of euros	2005	2006	2007
Short-term loans	69.9	44.8	79.0
Short-term investments	173.8	418.8	206.7
Cash in bank	354.5	433.9	441.2
Cash and cash equivalents	**598.2**	**897.5**	**726.9**

NOTE 23 SHAREHOLDERS' EQUITY

23.1. Shares

NUMBER OF SHARES OUTSTANDING

	2005	2006	2007
Number of shares outstanding as of January 1	109,180,823	109,538,475	121,149,189
Share capital increase	435,927		
Allotment of bonus shares		11,180,106	
Two-for-one share split (June 13, 2007)			120,801,423
Options exercised during the period*	271,725	980,608	1,195,748
Cancellation of treasury shares*	(350,000)	(550,000)	(4,301,650)
Number of shares outstanding as of December 31	**109,538,475**	**121,149,189**	**238,844,710**

* *Number of shares prior to adjustment.*

Following the two-for-one share split on June 13, 2007, the shares have a par value of 5.50 euros each and are all issued and fully paid-up.

Air Liquide has adopted a strong dividend policy in order to generate steady and consistent value creation for the shareholders. This value creation is backed by the increase, announced in July 2007, of the steady share buyback program by around 2% to 2.5% of capital per year (around 500 to 550 million euros per year). These share buybacks could be adjusted according to the amount of capital expenditure, acquisition opportunities and market conditions. In accordance with this new policy, in 2007 Air Liquide bought back 5,788,296 shares or 2.4% of capital as of December 31, 2006, after adjustment for the two-for-one share split. During the year, Air Liquide canceled 4,301,650 shares, or 5,090,650 shares after adjustment.

The Group aims to maintain an A credit rating, in line with its long-term customer relations, while benefiting from favorable funding conditions. Considering the growth of capital expenditure over the next five years, the net indebtedness/equity ratio may climb to around 80%.

23.2. Nature and purpose of reserves

- **Translation reserves:** Exchange differences arising from the translation into euros of foreign subsidiary financial statements are recorded in translation reserves. Fair value changes in net investment hedges of foreign subsidiaries are also recorded in this reserve.
- **Net income recognized directly in equity**: This reserve records accumulated fair value changes in the effective portion of cash flow hedge derivatives (transactions not yet recognized in the accounts).

23.3. Treasury shares

Treasury shares consist of Air Liquide shares held by the Group. As of December 31, 2007, the Group held 2,341,650 treasury shares (1,644,004 in 2006 and 1,134,386 in 2005 after adjustment for the two-for-one share split). This movement in the number of treasury shares is explained on page 111, (Consolidated statements of changes in equity).

23.4 Share-based payments

SHARE SUBSCRIPTION AND PURCHASE PLANS

Pursuant to authorizations of Shareholders' Meetings and at the recommendation of the Appointments and Remuneration Committee, the Board of Directors, the Supervisory Board and the Management Board have adopted, at Group level, share subscription options plans for the Company and its subsidiaries senior executives (including executive directors) and key employees.

The purpose of these options is to motivate top-performing key Company executives, retain the highest performing executives and associate them with the medium and long-term interests of shareholders.

In addition, for the Company's 100th year celebration in 2002, share subscription options were granted on an exceptional basis to all Group employees worldwide, up to a maximum of 30 options each, currently adjusted to 74.

Share options are granted for a minimum unitary amount equal to 100% of the average market price during the 20 trade days prior to the day they are granted. The maximum exercise period is ten years for options granted before May 4, 2000, seven years for options granted between May 4, 2000 and April 8, 2004 and eight years for those granted since that date.

Share options granted before May 12, 1999 can only be exercised after a five-year minimum term from the date they were granted. Share options granted since May 12, 1999 can only be exercised after a four-year minimum term from the date they were granted.

The plan of January 22, 1998 was subject to the achievement of certain objectives. As these objectives were not met, the corresponding exercise rights were lost.

The total number of adjusted share options, granted by the Board of Directors, the Supervisory Board, and the Management Board under the plans authorized by Shareholders' Meetings, but not exercised as of December 31, 2007 amounts to 6,698,700 options or 2.8% of the share capital (average strike price of 65.43 euros), of which 933,305 options (average strike price of 68.25 euros) were granted to members of Executive Management, during their term of office, who were present as of December 31, 2007 or who had left Executive Management in 2007.

As of December 31, 2007, out of the total number of shares authorized at the Shareholders' Meeting, 3,910,594 options were not granted by the Board of Directors.

OPTIONS GRANTED BY THE TEN EMPLOYEES OF THE COMPANY AND ITS SUBSIDIARIES (EXCLUDING OFFICERS AND DIRECTORS) WITH THE HIGHEST NUMBER OF OPTIONS GRANTED

In 2007, 118,000 options were granted to the ten employees of the Company and its subsidiaries (excluding officers and directors) who received the highest number of options.

OPTIONS EXERCISED IN 2007 BY THE TEN EMPLOYEES OF THE COMPANY AND ITS SUBSIDIARIES (EMPLOYEES WHO WERE NOT OFFICERS AND DIRECTORS WHEN THE OPTIONS WERE GRANTED BY THE BOARD OF DIRECTORS) WITH THE HIGHEST NUMBER OF OPTIONS EXERCISED

Year of grant	Number of options subscribed [(a)]	Average price *(in euros)* [(a)]
2000	122,648	52.16
2002	37,462	61.70
TOTAL	**160,110**	**54.39**

(a) number and price adjusted for the two-for-one share split for the relevant exercise of options.

OPTIONS EXERCISED IN 2006 BY THE TEN EMPLOYEES OF THE COMPANY AND ITS SUBSIDIARIES (EXCLUDING OFFICERS AND DIRECTORS) WITH THE HIGHEST NUMBER OF OPTIONS EXERCISED

Year of grant	Number of options subscribed [(a)]	Average price *(in euros)* [(a)]
1996	2,000	82.29
1999	12,030	102.17
2000	54,715	107.39
2002	45,485	123.41
TOTAL	**114,230**	**112.78**

(a) Both number and price are historical.

OPTIONS EXERCISED IN 2005 BY THE TEN EMPLOYEES OF THE COMPANY AND ITS SUBSIDIARIES (EMPLOYEES WHO WERE NOT OFFICERS AND DIRECTORS) WITH THE HIGHEST NUMBER OF OPTIONS EXERCISED

Year of grant	Number of options subscribed [(a)]	Average price *(in euros)* [(a)]
1997	3,506	91.41
1999	21,249	108.69
2000	31,938	114.75
TOTAL	**56,693**	**111.04**

(a) Both number and price are historical.

NUMBER OF SHARE SUBSCRIPTION OPTIONS AND WEIGHTED AVERAGE STRIKE PRICE

	2005		2006		2007	
	Options	**Weighted average strike price** *(in euros)*	**Options**	**Weighted average strike price** *(in euros)*	**Options**	**Weighted average strike price** *(in euros)*
Total number of options outstanding as of January 1 (at the historical rate)	**3,775,531**	**121.41**	**3,890,822**	**124.21**	**3,739,140**	**120.04**
Options granted during the period (at the historical rate as of the date the plan was set up)	428,000	138.00	444,000	168.00	435,150	182.18
Options exercised during the period (at the historical rate in effect on each exercise date)	271,725	106.50	980,608	107.93	1,195,748	74.34
Options cancelled during the period (at the historical rate in effect on each cancellation date)	44,899	126.40	24,119	139.87	54,966	75.20
Total number of options as of December 31 (at the historical rate) [(a)]	**3,890,822**	**124.21**	**3,739,140**	**120.04**	**6,698,700**	**65.43**
Total number of options eligible for exercise	***992,640***	***110.06***	***2,170,835***	***113.07***	***2,719,033***	***57.97***
Total number of options as of December 31 [(b)]	**8,551,196**	**56.46**	**7,478,280**	**60.02**	**6,698,700**	**65.43**
Total number of options eligible for exercise [(b)]	***2,183,808***	***50.03***	***4,341,670***	***56.54***	***2,719,033***	***57.97***

(a) The difference between the number of options not exercised as of December 31 and the number as of January 1 (the latter adjusted for the movements indicated in the table) corresponds to the expired options and the overall impact, on the date of realization, of a bonus share allotment on the number of options not exercised.

(b) Overall adjustment by adding 10% to the total number of options remaining at the end of 2005 for the impact of the bonus share allocation on June 12, 2006 (1 additional option for 10 previously granted options) and, at the end of 2005 and 2006, the two-for-one share split on June 13, 2007.

FAIR VALUE OF SHARE SUBSCRIPTION OPTIONS

The Group grants share options to management and some employees. In accordance with IFRS2, share options are measured at fair value at the grant date. The fair value is estimated using the binomial mathematical valuation model.

Valuations are based on the following primary underlying assumptions:

- volatility: implicit;
- risk-free interest rate: five-year swap benchmark rate on the plan issue date;
- dividend growth rate: based on the average annual growth rate observed in the past;
- employee resignation rate: that of individuals belonging to the same age group as the plan beneficiaries. This resignation rate is used to reflect theoretically the options which will not be exercised due to the resignation of the beneficiaries.

	2005 Plan 1 March 21, 2005	2006 Plan 1 March 20, 2006	2007 Plan 1 May 09, 2007	2007 Plan 2 November 08, 2007
Option life	6 years	6 years	6 years	6 years
Fair value of the option *(in euros)*	23.10 [a]	33.40 [a]	44.00 [b]	23.40 [c]

(a) Before the bonus share allocation on June 12, 2006 and the two-for-one share split on June 13, 2007.
(b) Before the two-for-one share split.
(c) After the two-for-one share split.

The expense recognized for share subscription option plans only includes those plans granted after November 7, 2002, which had not vested as of January 1, 2004.

An expense of 12.7 million euros was recognized in the income statement in 2007 (8.8 million euros in 2006 and 5.4 million euros in 2005), with a corresponding increase in equity.

GROUP SAVINGS PLAN

On July 22, 2005, the Board of Directors authorized a Group Savings Plan in France and a Foreign Group Savings Plan.

The historical subscription price was set at 113 euros, consisting of a par value of 11 euros and additional paid-in capital of 102 euros.

435,927 Air Liquide shares were subscribed, representing a total share issue of 49.5 million euros, including additional paid-in capital of 44.7 million euros.

The Group savings plans were expensed in the income statement and valued in accordance with IFRS2, based on the following assumptions:

- subscription period of one month;
- shares blocked for a period of five years from the end of the subscription period in accordance with French law.

The expense recorded takes into account the five-year period during which shares are blocked and cannot be sold. The discount was measured taking into account the employee's borrowing rate.

An expense of 8.8 million euros was recognized in 2005 for the savings plan pursuant to IFRS2 and the discount, plus additional contributions of 2.0 million euros granted by certain Group subsidiaries.

This expense is recorded in Other operating income and expenses.

NOTE 24 PROVISIONS, PENSIONS AND OTHER EMPLOYEE BENEFITS

In millions of euros	As of January 1	Charge	Utilized	Other reversals	Discounting	Foreign exchange differences	Assets acquired in a business combination	Other movements [c]	As of December 31
2005									
Pensions and other employee benefits [a]	1,279.9	34.5	(111.0)		51.6	22.8		(9.6)	1,268.2
Restructuring plans	137.9	41.1	(69.7)	(5.5)		0.4		(8.7)	95.5
Guarantees and other provisions of Engineering/ Construction activity	57.6	34.7	(24.5)	(0.5)		1.3		1.2	69.8
Dismantling	81.3		(0.1)	(0.4)	1.5	3.6		33.3	119.2
Other provisions [b]	242.8	30.2	(40.4)	(16.8)		11.0		24.7	251.5
Total Provisions	**1,799.5**	**140.5**	**(245.7)**	**(23.2)**	**53.1**	**39.1**		**40.9**	**1,804.2**

In millions of euros	As of January 1	Charge	Utilized	Other reversals	Discounting	Foreign exchange differences	Assets acquired in a business combination	Other movements [c]	As of December 31
2006									
Pensions and other employee benefits [a]	1,268.2	39.7	(124.3)		47.0	(21.5)		5.0	1,214.1
Restructuring plans	95.5	6.7	(48.9)	(5.8)		(0.4)		4.3	51.4
Guarantees and other provisions of Engineering/ Construction activity	69.8	35.0	(46.9)	(10.4)		(1.4)		0.5	46.6
Dismantling	119.2		(1.5)		2.8	(3.0)		2.8	120.3
Other provisions [b]	251.5	27.8	(37.5)	(15.9)		(5.9)		(24.4)	195.6
Total Provisions	**1,804.2**	**109.2**	**(259.1)**	**(32.1)**	**49.8**	**(32.2)**		**(11.8)**	**1,628.0**
2007									
Pensions and other employee benefits [a]	1,214.1	30.5	(120.3)		48.9	(10.2)	192.8	(6.2)	1,349.6
Restructuring plans	51.4	11.5	(31.4)	(0.4)		(0.1)	0.2	(0.5)	30.7
Guarantees and other provisions of Engineering/ Construction activity	46.6	48.2	(15.9)	(11.2)		(1.0)	106.7	0.7	174.1
Dismantling	120.3		(1.7)	(0.1)	3.8	(1.9)		4.6	125.0
Other provisions [b]	195.6	34.7	(27.3)	(16.1)		(1.3)	15.7	6.8	208.1
Total provisions	**1,628.0**	**124.9**	**(196.6)**	**(27.8)**	**52.7**	**(14.5)**	**315.4**	**5.4**	**1,887.5**

(a) See Note 25 Employee benefit obligations.
(b) Including provisions for tax and industrial litigation.
(c) Other movements correspond to account reclassifications and provisions for dismantling, with no impact on the statement of cash flows.

In 2007, restructuring provisions utilized were primarily intended to cover the costs incurred for the reorganization of the Industrial Merchant activity in certain European countries.

Furthermore, the movements in warranty provisions are mainly related to the warranties in the Engineering/Construction activity and were appreciably impacted by the acquisition of Lurgi. Assets acquired in a business combination mainly correspond to the consolidation of Lurgi.

In 2006, significant movements in provisions, other than provisions for pensions and other employee benefits, primarily included:

- charges to provisions and reversals: warranty provisions related to the Engineering/Construction activity;
- utilizations:
  - provisions to cover the expenses for reorganizing the activities acquired from Messer,
  - provisions to cover the costs incurred following the decision to change the organization of Industrial Merchant in certain European countries,
  - provisions for contingencies regarding the implementation of advanced technologies to cover the definitive loss related to the corresponding contract. This provision was recognized in 2004.

Significant movements in 2005 included movements in restructuring provisions (mainly utilization of provisions recognized in 2004 on the acquisition of Messer activities, charges recognized in 2005 following the decision to change the organizational structure of Industrial Merchant activities in certain European countries), as well as the warranty provisions related to the Engineering/Construction activity.

NOTE 25 EMPLOYEE BENEFIT OBLIGATIONS

25.1. Pension plans

The Group provides its employees with various pension plans, termination benefits, jubilees and other post-employment benefits for both active employees and retirees. These plans vary according to laws and regulations applicable in each country as well as specific rules in each subsidiary.

These benefits are covered in two ways:

- by so-called defined contribution plans;
- by so-called defined benefit plans.

Air Liquide and some of its French subsidiaries grant retirees and certain active employees' additional benefits beyond the normal pension plans. These benefits and plans are all based on the employee's final salary. The supplementary plans are now closed. The annual amount paid with respect to these plans cannot exceed a percentage of payroll or, in certain cases, of the pre-tax profit for the relevant companies.

IAS19 Employee Benefits characterizes defined contribution plans very precisely and restrictively and indicates that any plan not complying fully with the conditions imposed is a defined benefit plan by default.

The restricted definition given to defined benefit plan (DB) requires Air Liquide to state the retirement supplement as a defined benefit plan, despite the existence of certain limits that restrict the Company's obligations and the fact that the obligations are not of a stable and continuous nature.

This qualification as a defined benefit plan results in the recognition of a provision against future obligations.

The existence of limits on these obligations creates uncertainty in the valuation of amounts that will actually be paid to retirees. Considering the difficulty in quantifying the impact of the limits, the provision recorded corresponds to the actuarial value of the amounts to be paid out to retirees until the plan disappears, excluding the impact of these limits.

25.2. Determination of assumptions and actuarial methods

Benefits obligations are regularly valued by actuaries. These valuations are performed individually for each plan in accordance with IFRS.

The actuarial method used is the projected unit credit method taking into account final salary.

Actuarial gains and losses exceeding 10% of the obligations or 10% of the fair value of plan assets at the beginning of the reporting period are amortized on the expected average working lives of the plan participants.

The actuarial assumptions (turnover, mortality, retirement age, and salary increase) vary according to demographic and economic conditions in each country in which the plans are in force.

The discount rates used to determine the obligation are based on Government bonds or High-Quality corporate bonds, when the financial markets are sufficiently liquid, with the same duration as the obligations at the valuation date.

The expected return on long-term assets is determined by taking into account, in each country, the asset allocation in the portfolio.

25.3. Obligations

Group obligations with respect to pension plans and similar benefits are shown below as of December 31, 2007:

In millions of euros	Defined benefit plans	Retirement termination payments	Jubilees	Medical plans	Total
A. Change in net liabilities					
Net liabilities at the beginning of the period	(1,055.1)	(100.1)	(14.6)	(44.3)	(1,214.1)
Acquisition/transfer	(159.3)	3.7	(0.4)	(26.9)	(182.9)
Expense (income) recognized	(71.1)	(5.4)	(0.4)	(4.2)	(81.1)
Employer contributions	106.0	10.5	1.1	3.0	120.6
Exchange rate movements	7.7	0.1		2.4	10.2
Net liabilities at the end of the period (a)	**(1,171.8)**	**(91.2)**	**(14.3)**	**(70.0)**	**(1,347.3)**
B. Expense recorded in 2007					
Service cost	30.2	4.9	0.9	1.4	37.4
Interest cost	90.0	4.1	0.6	3.0	97.7
Expected return on plan assets	(49.9)	(0.1)			(50.0)
Amortization of past service costs - benefits not vested	0.3	(0.4)		(0.4)	(0.5)
Amortization of actuarial losses (gains)	2.0	0.3	(1.1)	0.2	1.4
Curtailment/settlement	(2.8)	(3.4)			(6.2)
Change in surplus management reserve	1.3				1.3
Expense (income) recognized	**71.1**	**5.4**	**0.4**	**4.2**	**81.1**
C. Change in present value of obligations in 2007					
Obligations at the beginning of the period	1,940.0	100.4	14.6	45.8	2,100.8
Service cost	30.2	4.9	0.9	1.4	37.4
Interest cost	90.0	4.1	0.6	3.0	97.7
Employee contributions	2.7				2.7
Plan amendments	(4.2)	15.3		(1.6)	9.5
Curtailment/settlement	(2.8)	(1.2)			(4.0)
Acquisition/divestiture/merger	169.2	(5.9)	0.4	26.6	190.3
Benefit payments	(107.2)	(10.4)	(1.1)	(3.0)	(121.7)
Actuarial gains/losses	(142.8)	(11.7)	(1.1)	(4.4)	(160.0)
Exchange rate movements	(48.0)	(0.1)		(2.2)	(50.3)
Obligations at the end of the period	**1,927.1**	**95.4**	**14.3**	**65.6**	**2,102.4**
D. Change in plan assets in 2007					
Fair value of assets at the beginning of the period	780.7	2.3			783.0
Acquisitions/divestitures	11.2				11.2
Actual return on plan assets	52.2	0.1			52.3
Employer contributions	106.0	10.5	1.1	3.0	120.6
Employee contributions	2.7				2.7
Benefit payments	(107.2)	(10.4)	(1.1)	(3.0)	(121.7)
Exchange rate movements	(41.5)				(41.5)
Fair value of assets at the end of the period	**804.1**	**2.5**			**806.6**

In millions of euros	Defined benefit plans	Retirement termination payments	Jubilees	Medical plans	Total
E. Funded status at the end of 2007					
Present value of obligations	(1,927.1)	(95.4)	(14.3)	(65.6)	(2,102.4)
Fair value of plan assets	804.1	2.5			806.6
Loss/surplus	(1,123.0)	(92.9)	(14.3)	(65.6)	(1,295.8)
Unrecognized actuarial gains (losses)	(48.4)	(9.2)		(2.8)	(60.4)
Unrecognized past service cost	6.0	10.9		(1.6)	15.3
Surplus management reserve	(6.4)				(6.4)
Net liabilities [a]	**(1,171.8)**	**(91.2)**	**(14.3)**	**(70.0)**	**(1,347.3)**

(a) In 2007, for the net asset provision: see Note 24 Provisions, pensions and other employee benefits and Note 16 Non-current financial assets.

Group obligations with respect to pension plans and similar benefits are shown below as of December 31, 2006:

In millions of euros	Defined benefit plans	Retirement termination payments	Jubilees	Medical plans	Total
A. Change in net liabilities					
Net liabilities at the beginning of the period	(1,107.6)	(99.1)	(13.6)	(47.9)	(1,268.2)
Acquisition/transfer	(3.1)	(0.1)	(0.9)	(1.0)	(5.1)
Expense (income) recognized	(71.8)	(10.3)	(1.3)	(3.3)	(86.7)
Employer contributions	111.0	9.3	1.1	2.9	124.3
Change in surplus management reserve	0.1				0.1
Exchange rate movements	16.3	0.1	0.1	5.0	21.5
Net liabilities at the end of the period	**(1,055.1)**	**(100.1)**	**(14.6)**	**(44.3)**	**(1,214.1)**
B. Expense recorded in 2006					
Service cost	38.9	6.5	0.9	1.3	47.6
Interest cost	80.4	4.3	0.5	2.5	87.7
Expected return on plan assets	(45.9)	(0.1)			(46.0)
Amortization of past service costs - benefits non vested	0.2	(0.4)	0.1	(0.1)	(0.2)
Amortization of actuarial losses (gains)	(5.0)	0.2	(0.2)	(0.4)	(5.4)
Curtailment	(2.1)	(0.2)			(2.3)
Acquisition/divestiture	5.3				5.3
Expense (income) recognized	**71.8**	**10.3**	**1.3**	**3.3**	**86.7**
C. Change in present value of obligations in 2006					
Obligations at the beginning of the period	2,026.7	99.8	13.6	50.0	2,190.1
Service cost	38.9	6.5	0.9	1.3	47.6
Interest cost	80.4	4.3	0.5	2.5	87.7
Employee contributions	2.6				2.6
Plan amendments	5.7				5.7
Curtailment/settlement	(2.2)	(0.2)			(2.4)
Acquisition/divestiture/merger	(2.4)	1.5	1.0	0.5	0.6
Benefit payments	(90.2)	(9.8)	(1.1)	(2.9)	(104.0)
Actuarial gains/losses	(46.4)	(1.5)	(0.2)	(0.8)	(48.9)
Exchange rate movements	(73.1)	(0.2)	(0.1)	(4.8)	(78.2)
Obligations at the end of the period	**1,940.0**	**100.4**	**14.6**	**45.8**	**2,100.8**

In millions of euros	Defined benefit plans	Retirement termination payments	Jubilees	Medical plans	Total
D. Change in plan assets in 2006					
Fair value of assets at the beginning of the period	775.4	2.1			777.5
Acquisitions/divestitures		0.2			0.2
Actual return on plan assets	40.0	0.5			40.5
Employer contributions	111.0	9.3	1.1	2.9	124.3
Employee contributions	2.6				2.6
Benefit payments	(100.3)	(9.8)	(1.1)	(2.9)	(114.1)
Exchange rate movements	(48.0)				(48.0)
Fair value of assets at the end of the period	**780.7**	**2.3**			**783.0**
E. Funded status at the end of 2006					
Present value of obligations	(1,940.0)	(100.4)	(14.6)	(45.8)	(2,100.8)
Fair value of plan assets	780.7	2.3			783.0
Loss/surplus	(1,159.3)	(98.1)	(14.6)	(45.8)	(1,317.8)
Unrecognized actuarial gains (losses)	98.7	2.8		1.8	103.3
Unrecognized past service cost	10.7	(4.8)		(0.3)	5.6
Surplus management reserve	(5.2)				(5.2)
Net liabilities	**(1,055.1)**	**(100.1)**	**(14.6)**	**(44.3)**	**(1,214.1)**

Group obligations with respect to pension plans and similar benefits are shown below as of December 31, 2005:

In millions of euros	Defined benefit plans	Retirement termination payments	Jubilees	Medical plans	Total
A. Change in net liabilities					
Net liabilities at the beginning of the period	(1,127.0)	(97.9)	(13.2)	(41.8)	(1,279.9)
Acquisition/transfer	9.6				9.6
Expense (income) recognized	(71.4)	(9.7)	(1.5)	(3.5)	(86.1)
Employer contributions	98.3	8.7	1.1	2.9	111.0
Exchange rate movements	(17.1)	(0.2)		(5.5)	(22.8)
Net liabilities at the end of the period	**(1,107.6)**	**(99.1)**	**(13.6)**	**(47.9)**	**(1,268.2)**
B. Expense recorded in 2005					
Service cost	32.8	5.7	0.9	1.1	40.5
Interest cost	80.2	4.6	0.6	2.6	88.0
Expected return on plan assets	(36.3)	(0.1)			(36.4)
Amortization of past service costs - benefits vested	0.1		0.1		0.2
Amortization of past service costs - benefits non vested	1.3	(0.4)		(0.1)	0.8
Amortization of actuarial losses (gains)	(1.4)		(0.1)	(0.1)	(1.6)
Curtailment	(5.9)	(0.3)			(6.2)
Settlement	0.6	0.2			0.8
Expense (income) recognized	**71.4**	**9.7**	**1.5**	**3.5**	**86.1**

In millions of euros	Defined benefit plans	Retirement termination payments	Jubilees	Medical plans	Total
C. Change in present value of obligations in 2005					
Obligations at the beginning of the period	1,766.6	93.2	13.2	39.9	1,912.9
Service cost	32.8	5.7	0.9	1.1	40.5
Interest cost	80.2	4.6	0.6	2.6	88.0
Employee contributions	2.5				2.5
Plan amendments	6.5		0.1		6.6
Curtailment/settlement	(5.3)	(0.1)			(5.4)
Acquisition/divestiture/merger	3.1				3.1
Benefit payments	(104.7)	(8.2)	(1.1)	(2.9)	(116.9)
Actuarial gains (losses)	158.0	4.5	(0.2)	3.8	166.1
Exchange rate movements	87.0	0.1	0.1	5.5	92.7
Obligations at the end of the period	**2,026.7**	**99.8**	**13.6**	**50.0**	**2,190.1**
D. Change in plan assets in 2005					
Fair value of assets at the beginning of the period	650.2	1.7			651.9
Acquisitions/divestitures	3.3				3.3
Actual return on plan assets	62.5				62.5
Employer contributions	94.8	8.4	1.1	2.9	107.2
Employee contributions	2.5				2.5
Benefit payments	(93.4)	(8.0)	(1.1)	(2.9)	(105.4)
Exchange rate movements	55.5				55.5
Fair value of assets at the end of the period	**775.4**	**2.1**			**777.5**
E. Funded status at the end of 2005					
Present value of obligations	(2,026.7)	(99.8)	(13.6)	(50.0)	(2,190.1)
Fair value of plan assets	775.4	2.1			777.5
Loss/surplus	(1,251.3)	(97.7)	(13.6)	(50.0)	(1,412.6)
Unrecognized actuarial gains (losses)	138.4	3.8		2.5	144.7
Unrecognized past service cost	5.3	(5.2)		(0.4)	(0.3)
Net liabilities	**(1,107.6)**	**(99.1)**	**(13.6)**	**(47.9)**	**(1,268.2)**

The above amounts break down as follows by geographical area as of December 31, 2007:

In millions of euros	Obligations	Plan assets	Provisions in the balance sheet	Over/(Under) funding
Europe	(1,511)	334	(1,223)	46
Americas	(507)	424	(84)	1
Asia-Pacific	(84)	49	(40)	5
TOTAL	**(2,102)**	**807**	**(1,347)**	**52**

The above amounts break down as follows by geographical area as of December 31, 2006:

In millions of euros	Obligations	Plan assets	Provisions in the balance-sheet	Over/(Under) funding
Europe	(1,457)	326	(1,068)	(63)
Americas	(565)	409	(103)	(53)
Asia-Pacific	(79)	48	(43)	12
TOTAL	**(2,101)**	**783**	**(1,214)**	**(104)**

The above amounts break down as follows by geographical area as of December 31, 2005:

In millions of euros	Obligations	Plan assets	Provisions in the balance-sheet	Over/(Under) funding
Europe	(1,487)	313	(1,067)	(107)
Americas	(603)	405	(142)	(56)
Asia-Pacific	(100)	59	(59)	18
TOTAL	**(2,190)**	**777**	**(1,268)**	**(145)**

25.4. Main assumptions

The main discount rates used are as follows:

	2005	2006	2007
Euro zone	4.00% - 4.25%	4.50%	5.50%
Canada	5.25%	5.00%	5.50%
Japan	1.70%	2.00%	2.00%
Switzerland	2.75% - 3.25%	2.75%	3.25%
United States	5.50%	5.75%	6.25%
United Kingdom	4.70%	5.00%	5.75%
Australia	5.40%	5.50%	6.25%

Expected returns on plan assets are as follows:

	2005	2006	2007
Euro zone	3.75% - 6.00%	3.75% - 4.50%	3.60% - 5.60%
Canada	7.40%	7.40%	7.40%
Japan	2.24% - 3.70%	2.24% - 3.70%	2.00%
Switzerland	3.83% - 4.50%	4.50%	4.50%
United States	8.00%	8.00%	8.00%
United Kingdom	7.40%	7.30%	7.10%
Australia	6.30%	6.30%	7.00%

Asset allocations break down as follows:

	Shares	Bonds	Cash	Real estate	Other
2005					
Euro zone	34.89%	32.45%	2.52%	22.81%	7.32%
United States - Canada	60.00%	40.00%	0.00%	0.00%	0.00%
Japan	57.50%	35.00%	0.00%	0.00%	7.50%
2006					
Euro zone	40.88%	30.75%	3.71%	21.08%	3.58%
United States - Canada	61.31%	38.69%	0.00%	0.00%	0.00%
Japan	60.00%	32.00%	8.00%	0.00%	0.00%
2007					
Euro zone	35.19%	47.14%	2.34%	12.31%	3.03%
United States - Canada	60.25%	36.00%	3.75%	0.00%	0.00%
Japan	41.89%	37.33%	4.38%	0.00%	16.40%

25.5 Breakdown of actuarial gains and losses

In millions of euros	2005	2006	2007
Present value of the obligation	2,190	2,101	2,102
Fair value of assets	778	783	806
Funded status	**1,412**	**1,318**	**1,296**
Experience gains and losses on present value of the obligation	44	39	(13)
Other gains and losses on present value of the defined obligation	122	(88)	(147)
Experience gains and losses on fair value of plan assets	(26)	6	2

25.6 Impact of medical inflation on the obligation

	Obligation at the end of 2007 *(in millions of euros)*	Inflation +1%	Inflation -1%
Europe / Africa	37	12.57%	(11.50)%
North America	29	2.59%	(2.26)%
Asia	-	-	-

NOTE 26 BORROWINGS

This note provides a breakdown of the Group's borrowings by instrument. For further information on financial instruments and foreign exchange and interest rate risk exposure, please see Note 29.

The Air Liquide group net indebtedness breaks down as follows:

	2005	2006			2007		
	Carrying amount	Carrying amount			Carrying amount		
In millions of euros	**Total**	**Non-current**	**Current**	**Total**	**Non-current**	**Current**	**Total**
Bonds	1,937.8	1,649.6	214.9	1,864.5	2,527.1	30.4	2,557.5
Private placements	810.5	622.0	134.5	756.5	532.1	55.7	587.8
Commercial paper programs	775.0	774.1		774.1	879.6		879.6
Bank debt	595.0	421.3	276.7	698.0	853.4	263.8	1,117.2
Finance leases [a]	102.4	48.7	30.8	79.5	27.6	21.6	49.2
Put options of minority interests	175.4	159.2	11.7	170.9	172.9		172.9
TOTAL BORROWINGS (A)	**4,396.1**	**3,674.9**	**668.6**	**4,343.5**	**4,992.7**	**371.5**	**5,364.2**
Loans maturing in less than one year	69.9		44.8	44.8		79.0	79.0
Short-term marketable securities	173.8		418.8	418.8		206.7	206.7
Cash in bank	354.5		433.9	433.9		441.2	441.2
TOTAL CASH AND CASH EQUIVALENTS (B)	**598.2**		**897.5**	**897.5**		**726.9**	**726.9**
Derivative instruments (assets) [b]	(58.1)						
Derivative instruments (liabilities) [b]		0.6		0.6	22.9		22.9
TOTAL DERIVATIVE INSTRUMENTS RELATING TO BORROWINGS (C)	**(58.1)**	**0.6**		**0.6**	**22.9**		**22.9**
NET INDEBTEDNESS (A) - (B) + (C)	**3,739.8**	**3,675.5**	**(228.9)**	**3,446.6**	**5,015.6**	**(355.4)**	**4,660.2**

(a) *See Note 15.3. Finance leases.*
(b) *Fair market value of derivative instruments hedging fixed-rate debt.*

In accordance with the Group's policy to diversify funding sources, debt is divided into several types of instruments (capital markets and bank debts). Long-term bonds in the form of Euro Medium Term Notes (EMTNs) and private placements are the primary funding sources and represent 59% of gross debt as of December 31, 2007. At the end of 2007, outstanding notes under this program amounted to 2.5 billion euros (nominal amount), of which 900 million euros were issued in 2007 to finance the Group's acquisitions. Outstanding commercial paper, which has increased since the end of 2006, amounts to 879.6 million euros as of December 31, 2007. Group policy requires that commercial paper programs be backed by confirmed long-term credit lines. The increase in bank debts as of December 31, 2007 was mainly due to the set-up of external financing in Japan in 2007.

The carrying amount of borrowings in the balance sheet breaks down as follows, the issue amount being adjusted by the amortized cost and fair value adjustments:

		2005	2006	2007			
In millions of euros	**Issuance Currency**	**Carrying amount**	**Carrying amount**	**Issuance amount (a)**	**Amortized cost adjustments (b)**	**Fair value adjustments (c)**	**Carrying amount (a) + (b) + (c)**
Air Liquide bonds (employee savings)	EUR	45.8	48.5	52.3	0.5		52.8
EMTNs	EUR	1,892.0	1,816.0	2,500.0	24.4	(19.7)	2,504.7
Total bonds		**1,937.8**	**1,864.5**	**2,552.3**	**24.9**	**(19.7)**	**2,557.5**
Private placements	EUR	309.1	304.1	300.0	6.8		306.8
Private placements	USD	501.4	452.4	276.6	4.4		281.0
Total private placements		**810.5**	**756.5**	**576.6**	**11.2**		**587.8**
Commercial paper programs	EUR and USD	775.0	774.1	881.0	(1.4)		879.6
Bank debt		595.0	698.0	1,118.8	1.6	(3.2)	1,117.2
Finance leases *		102.4	79.5	49.2			49.2
Put options of minority interests		175.4	170.9	172.9			172.9
Long-term borrowings		**4,396.1**	**4,343.5**	**5,350.8**	**36.3**	**(22.9)**	**5,364.2**

* *See Note 15.3. Finance leases.*
(a) *Nominal amount.*
(b) *Amortized cost including accrued interest.*
(c) *Fair market value of the fixed rate debt.*

26.1. Maturity of borrowings

2007	**Nominal amount**	**Carrying amount**	**Maturity**										
			On demand	**< 1 year**	**1 to 5 years**					**> 5 years**			
In millions of euros					**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**	**2016**	**> 2016**
Bonds	2,552.3	2,557.5		30.4	4.0	496.2	301.5	6.2	699.3	507.9			512.0
Private placements	576.6	587.8		55.7	261.5		67.9	202.7					
Commercial paper programs (a)	881.0	879.6						879.6					
Bank debt	1,118.8	1,117.2		263.8	53.3	48.8	51.8	245.0	203.2	209.0	5.0	37.3	
Finance leases (b)	49.2	49.2		21.6	9.3	5.1	2.9	1.8	1.5	2.9	0.5	3.6	
Put options of minority interests	172.9	172.9	160.8		12.1								
Total borrowings	**5,350.8**	**5,364.2**	**160.8**	**371.5**	**340.2**	**550.1**	**424.1**	**1,335.3**	**904.0**	**719.8**	**5.5**	**40.9**	**512.0**

(a) *The maturity date for commercial paper outstanding coincides with that of confirmed lines of credit.*
(b) *See Note 15.3. Finance leases.*

2006 In millions of euros	Nominal amount	Carrying amount	Maturity: On demand	< 1 year	1 to 5 years: 2008	2009	2010	2011	2012	> 5 years: 2013	2014	2015	> 2015
Bonds	1,847.2	1,864.5		214.9	5.3	3.7	518.2	305.9		311.4	505.1		
Private placements	744.2	756.5		134.5	64.5	270.9		75.9	210.7				
Commercial paper programs [a]	775.0	774.1							774.1				
Bank debt	694.5	698.0		276.7	42.2	169.9	36.3	33.9	29.8	32.1	23.2	13.3	40.6
Finance leases [b]	79.5	79.5		30.8	19.0	6.0	4.1	2.8	2.2	1.9	1.8	1.5	9.4
Put options of minority interests	170.9	170.9	132.6	11.7	13.2	13.4							
Total borrowings	**4,311.3**	**4,343.5**	**132.6**	**668.6**	**144.2**	**463.9**	**558.6**	**418.5**	**1,016.8**	**345.4**	**530.1**	**14.8**	**50.0**

(a) The maturity date for commercial paper outstanding coincides with that of confirmed lines of credit.
(b) See Note 15.3. Finance leases.

2005 In millions of euros	Nominal amount	Carrying amount	Maturity: On demand	< 1 year	1 to 5 years: 2007	2008	2009	2010	2011	> 5 years: 2012	2013	2014	> 2014
Bonds	1,844.8	1,937.8		25.1	207.4	21.3	2.4	516.0	314.6		316.3	534.7	
Private placements	801.4	810.5		6.1	150.2	57.0	295.2		84.8	217.2			
Commercial paper programs [a]	775.0	775.0								775.0			
Bank debt	595.0	595.0		340.0	69.1	15.0	135.4	14.1	7.0	3.1	0.8	10.5	
Finance leases [b]	102.4	102.4		32.6	28.5	17.1	4.2	3.2	3.6	1.3	1.2	1.0	9.7
Put options of minority interests	175.4	175.4	134.9	13.9		13.2	13.4						
Total borrowings	**4,294.0**	**4,396.1**	**134.9**	**417.7**	**455.2**	**123.6**	**450.6**	**533.3**	**410.0**	**996.6**	**318.3**	**546.2**	**9.7**

(a) The maturity date for commercial paper outstanding coincides with that of confirmed lines of credit.
(b) See Note 15.3. Finance leases.

It is Group policy to spread over time the maturity of long-term debt (bonds, private placements and bank debt) in order to avoid concentration of annual refinancing needs. In the table above, the maturity date of commercial paper outstanding corresponds to that of the confirmed credit lines backing up the short commercial paper program. At the 2007 year-end, the 2012 maturity corresponds to the term of the syndicated loan extended in July 2005.

26.2. Net indebtedness by currency

The Group provides a natural hedge and reduces its exposure to currency fluctuations by raising debt in the currency of the cash flows that are generated to repay the debt. In countries outside the euro, U.S. dollar and Japanese yen zones, financing is raised in either local or foreign currency (EUR or USD) when sales contracts are indexed in foreign currency. Debt in other foreign currency is mainly denominated in pound sterling and Chinese renminbi.

As part of intra-group multi-currency financing, the central treasury department converts the debt raised in financial markets into various currencies to refinance subsidiaries in their functional currencies. The breakdown of this hedging portfolio is shown in the table below.

A portion of the euro debt raised (678.7 million euros) was converted to other currencies to refinance foreign subsidiaries.

For example, of the Group's U.S. dollar gross debt of 822 million euros (755.7 million euros of net debt plus 66.3 million euros of cash), 313.4 million euros were raised directly in U.S. dollars and 508.6 million euros were raised in euros and converted to U.S. dollars using currency swap contracts.

2007	Gross debt - original issue	Cash and cash equivalents	Currency swaps	Net indebtedness ajusted	Non-current assets
In millions of euros					
EUR	4,115.1	(439.4)	(678.7)	2,997.0	6,963.3
USD	313.4	(66.3)	508.6	755.7	2,316.7
JPY	555.1	(2.8)	146.6	698.9	1,003.1
Other currencies	403.5	(218.4)	23.5	208.6	3,176.3
Total	**5,387.1**	**(726.9)**		**4,660.2**	**13,459.4**

2006	Gross debt - original issue	Cash and cash equivalents	Currency swaps	Net indebtedness ajusted	Non-current assets
In millions of euros					
EUR	3,315.4	(605.3)	(240.8)	2,469.3	6,454.2
USD	485.3	(24.7)	219.1	679.7	2,246.4
JPY	200.7	(23.7)		177.0	593.6
CAD		(46.2)	106.7	60.5	381.6
Other currencies	342.7	(197.6)	(85.0)	60.1	2,112.0
Total	**4,344.1**	**(897.5)**		**3,446.6**	**11,787.8**

2005	Gross debt - original issue	Cash and cash equivalents	Currency swaps	Net indebtedness ajusted	Non-current assets
In millions of euros					
EUR	3,300.4	(330.2)	(346.7)	2,623.5	6,349.2
USD	515.0	(64.9)	334.2	784.3	2,534.8
JPY	212.4	(18.5)		193.9	644.0
CAD		(14.6)	80.5	65.9	436.5
Other currencies	310.2	(170.0)	(68.0)	72.2	2,108.2
Total	**4,338.0**	**(598.2)**		**3,739.8**	**12,072.7**

26.3. Fixed-rate portion of total debt

In % of total debt		2005	2006	2007
EUR debt	Portion of fixed-rate debt	48%	60%	65%
	Portion of optional hedges activated		1%	26%
	Additional optional hedges [a]	31%	29%	
USD debt	Portion of fixed-rate debt	88%	97%	45%
	Portion of optional hedges activated		2%	21%
	Additional optional hedges [a]	6%		
JPY debt	Portion of fixed-rate debt	70%	72%	48%
	Portion of optional hedges activated			
	Additional optional hedges [a]			
Total debt	Portion of fixed-rate debt	57%	65%	59%
	Portion of optional hedges activated		3%	21%
	Additional optional hedges [a]	22%	21%	

(a) Optional hedges consist of no triggered caps, which enable a maximum interest rate to be set in advance, while profiting from short-term interest rates, in return for a premium payment.

As of December 31, 2007, fixed-rate debt represents 80% of the gross debt adjusted for outstanding short-term investments. The optional hedges, which were all exercised as of December 31, 2007, represent 21% of the Group's total debt.

In 2007, fixed-rate swaps beginning in 2008 were contracted in the amount of 30 billion yen, or 26% of the yen debt at the end of 2007.

26.4. Breakdown of net finance costs

	2005	2006			2007		
In millions of euros	Net finance cost	Average outstanding debt	Net interests	Net finance cost	Average outstanding debt	Net interests	Net finance cost
EUR	4.2%	2,461.1	109.7	4.5%	2,672.5	130.9	4.9%
USD	5.0%	739.7	37.9	5.1%	736.5	38.0	5.2%
JPY	1.6%	190.1	3.3	1.7%	706.7	8.5	1.2%
Other currencies	5.4%	198.5	12.6	6.3%	262.7	22.2	8.5%
Other charges			2.7			(1.7)	
Capitalized interest [a]			(10.8)			(18.5)	
TOTAL	**4.4%**	**3,589.4**	**155.4**	**4.6%**	**4,378.4**	**179.4**	**4.5%**

(a) Capitalized interests excluded from cost of debt by currency.

The increase in average outstanding net debt and net interest expenses is due to the Group's strategy growth in 2007.

The average cost of net debt decreased slightly in 2007 versus 2006. The impact of higher interest rates in Europe on the Group's total debt was contained by the interest rate hedges set up and offset by the increase in yen-denominated debt.

The average cost of net debt rose slightly in 2006 versus 2005, in a context of higher short-term euro and dollar interest rates (main debt currencies of the Group). Accordingly, the euribor, the benchmark rate for euro borrowings, increased from an average of 2.1% in 2005 to an average of 2.9% in 2006. The impact of these higher interest rates was contained by the interest rate hedges set up (see previous table "Fixed-rate portion of total debt").

The private placements subscribed by American Air Liquide Inc. (407.5 million U.S. dollar as of December 31, 2007) include financial covenants that have been met as of December 31, 2007.

Furthermore, the two debt issuance realized through the EMTN program, by the group in 2007, include a change of control clause.

26.5. Put options of minority interests

In millions of euros	2005	2006	2007
Put options of minority interests	175.4	170.9	172.9

26.6. Other information

As indicated in Note 17.3 to the consolidated financial statements, Air Liquide's share in the debt of equity associates as of December 31, 2007, in the normal course of business, is 54.3 million euros, compared to 25.1 million euros as of December 31, 2006 and 21.4 million euros as of December 31, 2005.

Furthermore, non-recourse factoring of receivables represents 39.1 million euros in 2007, compared to 66.0 million euros in 2006 and 84.3 million euros in 2005. These items do not represent risks or financial commitments for the Group.

In addition, as of December 31, 2007, a portion of borrowings was guaranteed by assets valued at 23.2 million euros (54.8 million euros as of December 31, 2006 and 42.4 million euros as of December 31, 2005).

NOTE 27 OTHER LIABILITIES (NON-CURRENT/CURRENT)

27.1. Other non-current liabilities

In millions of euros	2005	2006	2007
Investment grants	63.8	61.1	60.3
Advances and deposits received from customers	95.9	86.9	86.0
Other non-current liabilities	7.6	12.0	16.7
TOTAL OTHER NON-CURRENT LIABILITIES	**167.3**	**160.0**	**163.0**

27.2. Other current liabilities

In millions of euros	2005	2006	2007
Advances received	57.9	120.7	613.4
Advances and deposits received from customers	91.1	86.7	84.1
Other payables	368.0	319.4	358.3
Accruals and deferred income	494.1	439.0	381.0
TOTAL OTHER CURRENT LIABILITIES	**1,011.1**	**965.8**	**1,436.8**

As mentioned in Note 20 to the consolidated financial statements, amounts payable to customers under engineering contracts are included in other current liabilities (342.6 million euros as of December 31, 2007, including 277.3 million euros related to Lurgi).

NOTE 28 TRADE PAYABLES

In millions of euros	2005	2006	2007
Operating suppliers	1,225.8	1,216.9	1,547.6
Property, plant and equipment suppliers	54.9	113.9	133.1
TOTAL TRADE PAYABLES	**1,280.7**	**1,330.8**	**1,680.7**

NOTE 29 FINANCIAL INSTRUMENTS

29.1. Carrying amount and fair value of financial assets and liabilities

The only financial assets or liabilities whose carrying amount is different from their fair value are fixed-rate borrowings that are not hedged. This difference is not material (less than 1%).

	2005		2006		2007	
In millions of euros	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
FINANCIAL ASSETS						
Financial assets available for sale	78.4	78.4	70.3	70.3	61.5	61.5
Loan and other non current financial assets	215.7	215.7	170.3	170.3	159.1	159.1
Trade receivables	2,429.7	2,429.7	2,490.7	2,490.7	2,738.3	2,738.3
Fair value of derivatives (assets)	66.1	66.1	32.5	32.5	69.5	69.5
Cash and cash equivalents	598.2	598.2	897.5	897.5	726.9	726.9
Total	**3,388.1**	**3,388.1**	**3,661.3**	**3,661.3**	**3,755.3**	**3,755.3**
FINANCIAL LIABILITIES						
Non-current borrowings	3,978.4	4,012.3	3,674.9	3,671.5	4,992.7	5,022.0
Other non-current liabilities	167.3	167.3	160.0	160.0	163.0	163.0
Trade and other payables	1,280.7	1,280.7	1,330.8	1,330.8	1,680.7	1,680.7
Current borrowings	417.7	417.7	668.6	670.1	371.5	371.5
Fair value of derivatives (liabilities)	78.9	78.9	27.7	27.7	58.7	58.7
Total	**5,923.0**	**5,956.9**	**5,862.0**	**5,860.1**	**7,266.6**	**7,295.9**

The Group's financial instruments are measured at fair value to the extent that available financial market data enables a relevant estimate of market value assuming the absence of any intention or need to liquidate.

The primary valuation methods adopted are as follows:

- non-consolidated investments not listed on a stock market and for which no market reference exists are recognized at historical cost. Impairment losses are recognized in the income statement if there is evidence of a permanent loss in value;
- as cash investments maturing in less than three months are exposed to only negligible risk of a change in value, they are recognized at historical cost (including accrued interest) which is considered to approximate fair value;
- borrowings are recognized at amortized cost using the effective interest method. Financial liabilities hedged by interest rate swaps are recognized on a hedge accounting basis;

- the fair value of trade receivables and payables of industrial and commercial activities is equivalent to their carrying amount, given the extremely short settlement periods.

Group policy prohibits speculative trading of financial derivatives. Most derivatives used benefit from hedge accounting. Financial derivatives that do not benefit from hedge accounting do not represent material amounts and are not speculative.

29.2. Financial policy and risk management

A. FINANCIAL RISK MANAGEMENT

Risk management is a priority for the Group. The Group's financial policy and financial risk management principles are defined and their implementation monitored by the Finance Committee. This Committee consists of members of the General Management, the Finance Director and representatives from the Finance Department.

The Finance Department manages the main financial risks centrally, based on the decisions of the Finance Committee, to which it reports on a regular basis. The Finance Department also performs the analysis of country and customer risks and provides input on these risks at Investment and Operations Committee meetings.

Foreign exchange risk

General principle

Financial instruments are only used to hedge transaction-based foreign exchange risk. This risk includes cash flows arising from patent royalties, technical support and dividends, and foreign currency commercial cash flows from operating entities. These commercial cash flows in foreign currencies only represent approximately 4% of consolidated revenues on an annual basis.

Foreign exchange risk on patent royalty, technical support and dividend flows is hedged on an annual basis by the Central Treasury Department using currency forwards with a maximum term of eighteen months.

Foreign currency commercial flows of operating units are hedged by the subsidiaries as part of the annual budget process. Approximately 20 subsidiaries are exposed to foreign exchange risk. These subsidiaries mainly contract currency forwards. The majority of these contracts have short maturities (three to six months). On an exceptional basis, and when the hedge is related to a specific long-term project, the contract can have a term of up to ten years. When preparing their budget at the year-end, the subsidiaries report their foreign exchange risk exposure for the following year to the Central Treasury Department. This Department monitors the adequacy of the hedges contracted compared with the identified risks and receives an exhaustive list of all hedges in force every six months.

Impact of foreign currency fluctuations on derivatives

The table below shows the impact of a 10% fluctuation in "risk" currency exchange rates as of December 31, 2007 on the Group's portfolio of foreign exchange derivatives. The sensitivity of foreign exchange derivatives primarily stems from the foreign exchange swaps relating to the intra-group financing of the Air Liquide Finance subsidiary and the U.S. dollar forward hedges in the portfolio as of December 31, 2007.

In millions of euros	+10%	-10%
Derivative instruments on foreign exchange	(21.5)	70.1

Interest rate risk

General principle

Air Liquide interest rate risk management on its main currencies - euro, U.S. dollar, and yen - is centralized. These currencies represent 95% of total net debt. For other currencies, the Finance Department advises the subsidiaries on hedging their foreign currency exposure in accordance with local financial market features. The Finance Committee determines the fixed-rate/ floating-rate ratio for each currency and approves the hedging instruments used.

Group policy is to maintain at least 50% of total debt at fixed rates and to protect the residual balance using optional hedges. This approach enables the Group to limit the impact of interest rate fluctuations on financial expenses.

At the end of 2007, 80% of total debt was at fixed rates (including 21% corresponding to triggered caps). The fixed-rate/floating-rate breakdown of the debt is reviewed regularly by the Finance Committee, taking into account changes in interest rates and the level of Group debt.

Impact of interest rate fluctuations on floating-rate debt

Group net indebtedness exposed to interest rate fluctuations amounted to around 951 million euros as of December 31, 2007 (20% of gross debt adjusted for short-term securities), compared with 1,136 million euros as of December 31, 2006 (32% of debt).

The decrease in the portion of debt exposed to interest rate fluctuations in relation to total debt is mainly due to the two fixed-rate bonds issued by the Group in 2007.

An increase or decrease in interest rates of 100 basis points (+ or -1%) on all yield curves would have an impact of approximately + or -9.5 million euros on the Group's annual financial charges before tax, assuming outstanding debt remains constant.

Impact of interest rate fluctuations on derivatives

The table below shows the impact of a 1% fluctuation in interest rates (0.5% for yen rates) as of December 31, 2007 on the Group's portfolio of interest rate derivatives.

In millions of euros	1%	-1%
Derivative instruments on interest rates [a]	8.3	(30.3)

(a) Include the issue swaps underlyings.

All hedging instruments used to manage interest rate or foreign exchange risk relate to identified risks. The sensitivity of interest rate derivatives primarily stems from the fixed-rate hedging instruments and optional hedges subscribed by the Air Liquide Finance subsidiary in order to comply with the Group's financial policy.

Counterparty risk

Potential counterparty risks for Air Liquide include customers and bank counterparties.

The Group has more than one million customers in a broad range of industries, dispersed over a wide geographical area, thus precluding any concentration of customer credit risk.

To better assess its exposure, the Group has adopted procedures to regularly monitor the financial situation of its major customers.

Moreover, customer risk assessment is an important component of the investment decision process.

Bank counterparty risk relates to the outstanding amounts of financial instruments and to the lines of credit contracted with each bank. Based on its financial policy, the Group requires a long-term Standard & Poor's "A" rating or a Moody's "A2" rating from its counterparties. The Group's lines of credit are also spread among several banks to avoid risk of concentration. The Finance Committee regularly checks and approves the list of financial instruments and banks.

Liquidity risk

2007		Cash Flow < 1 year		Cash flow between one and five years		Cash Flow > 5 year	
In millions of euros	Book value as of December 31, 2007	Interests	Capital refund	Interests	Capital refund	Interests	Capital refund
Derivative instruments							
Assets							
Assets derivatives	69.5	116.6	41.8	114.2	77.5	53.0	124.1
Liabilities							
Liabilities derivatives	(58.7)	(126.0)	(13.5)	(123.9)	(74.1)	(60.3)	(119.0)
Sub-Total Derivative instruments		**(9.4)**	**28.3**	**(9.7)**	**3.4**	**(7.3)**	**5.1**
Assets							
Loan and other non-current receivables	156.8				156.8		
Trade receivables	2,738.3		2,738.3				
Cash and cash equivalents	726.9	34.1	726.9				
Sub-Total Assets		**34.1**	**3,465.2**		**156.8**		
Liabilities							
Non current borrowings	(4,992.7)	(188.8)		(553.4)	(3,527.3) [a]	(110.5)	(1,258.2)
Other non-current liabilities	(163.0)				(163.0)		
Trade and other payables	(1,680.7)		(1,680.7)				
Current borrowings	(371.5)	(14.5)	(371.5)				
Sub-Total Liabilities		**(203.3)**	**(2,052.2)**	**(553.4)**	**(3,690.3)**	**(110.5)**	**(1,258.2)**

(a) Non-current liabilities include commercial paper outstanding in the amount of 881.0 million euros. The Maturity date for commercial paper outstanding is the same as that of confirmed lines of credit. See note 26.1. Maturity of borrowings.

2006		Cash Flow < 1 year		Cash flow between one and five years		Cash Flow > 5 year	
In millions of euros	Book value as of December 31, 2006	Interests	Capital refund	Interests	Capital refund	Interests	Capital refund
Derivative instruments							
Assets							
Assets derivatives	32.5	2.4	18.6	5.5	0.3	5.9	
Liabilities							
Liabilities derivatives	(27.7)	(8.1)	(6.1)	(7.7)	(3.0)	(1.2)	(0.7)
Sub-Total Derivative instruments		**(5.7)**	**12.5**	**(2.2)**	**(2.7)**	**4.7**	**(0.7)**
Assets							
Loan and other non-current receivables	164.0				164.0		
Trade receivables	2,490.7		2,490.7				
Cash and cash equivalents	897.5	38.9	897.5				
Sub-Total Assets		**38.9**	**3,388.2**		**164.0**		
Liabilities							
Non current borrowings	(3,674.9)	(128.2)		(370.9)	(2,560.5) [a]	(46.3)	(924.2)
Other non-current liabilities	(160.0)				(160.0)		
Trade and other payables	(1,330.8)		(1,330.8)				
Current borrowings	(668.6)	(17.3)	(661.1)				
Sub-Total Liabilities		**(145.5)**	**(1,991.9)**	**(370.9)**	**(2,720.5)**	**(46.3)**	**(924.2)**

(a) Non-current liabilities include commercial paper outstanding in the amount of 775.0 million euros. The maturity date for commercial paper outstanding is the same as that of confirmed lines of credit. See note 26.1. Maturity of borrowings.

It is Group policy to spread over time the maturity of long-term debt in order to avoid concentration of annual refinancing needs. This liquidity risk is also reduced by the steady cash flow generation from operations. The previous table represents the future cash flows relating to the main balance sheet items and derivatives at the two previous year-ends. The interest is calculated in accordance with IFRS7 and represents the interest payable for each period.

The increase at the end of 2007 in outstanding non-current borrowings maturing in one to five years primarily reflects the set-up of external financing in Japan in 2007 as well as the bond issued by the Group in October 2007. The increase at the end of 2007 in outstanding non-current borrowings maturing in more than five years primarily corresponds to the bond issued by the Group in July 2007.

The acquisition of Lurgi on July 20, 2007 had a positive impact on the Group's liquidity management. In connection with its Engineering activity, the Group receives substantial advanced payments on account. The cash flows relating to this activity may therefore vary significantly according to the orders intakes.

Commodity risk (Energy contracts)

Most of Air Liquide's energy supplies are obtained through forward purchase contracts at a fixed or indexed price.

IAS39 provides for the inclusion within its scope of forward purchases and sales of non-financial assets, once these transactions are deemed similar to derivative instruments.

However, IAS39 considers that forward contracts for non-financial assets should not be considered as derivatives when they have been entered into to meet the company's "normal" business requirements, resulting in the delivery upon maturity of

the underlying for use in the company's industrial process. As Air Liquide does not purchase electricity or natural gas for the purposes of speculation or arbitrage on commodity price trends, no forward contracts relating to energy meet the definition of a derivative instrument. These contracts were entered into as part of the company's normal business for use in the industrial process.

Furthermore, in a global context of highly volatile electricity and natural gas market prices, created by market deregulation, Air Liquide continues to index long-term customer contracts to hedge these risks. For natural gas and electricity prices, the recent opening of some markets led the Group, under these circumstances, to replace the price indices used during the regulated period by indices relevant to each local market. In parallel, Air Liquide has optimized its policy for the supply of electricity and gas. This policy enables the Group to offer the best possible terms to its customers, safely and with transparency, as it is based on reliable and efficient sources of supply.

There nonetheless remain certain isolated contracts, where price indexation alone cannot guarantee a total and effective hedge of energy price fluctuation risks. These risks are, therefore, hedged by Air Liquide using commodity swaps.

The fair value recognition of these derivative instruments had no material impact on Group equity or profits as of December 31, 2007.



B. INFORMATION ON DERIVATIVE INSTRUMENTS

Impact of the fair value recognition of derivative instruments on the balance sheet

2007	Assets					Equity and liabilities							
In millions of euros	IFRS classification	Deferred tax asset	Trade receivables	Fair value of derivatives (assets)	Total	Net income recognized in equity	Profit for the period	Deferred tax liabilities	Non-current borrowings	Trade payables	Current borrowings	Fair value of derivatives (liabilities)	Total
Foreign exchange risk													
Currency forwards hedging future cash flows	CFH [a]	5.3		25.3	30.6	7.1	(0.8)	8.7				15.6	30.6
Currency forwards hedging transactions recorded in the accounts	FVH [b]	0.5	1.3	20.3	22.1		(0.9)			20.3		2.7	22.1
Other derivatives	[c]	0.5		1.4	1.9			0.5				1.4	1.9
Currency embedded derivatives	NIH [d]	0.7		17.3	18.0	10.0		6.0				2.0	18.0
Interest rate risk													
Interest rate swaps	FVH [b]	6.1			6.1		(0.7)	6.8	(20.8)			20.8	6.1
Swaps and options	CFH [a]	4.9		5.2	10.1	(8.1)	2.3	1.8				14.1	10.1
Other derivatives	[c]								(2.1)			2.1	
Commodity risk													
Currency forwards hedging future cash flows	CFH [a]												
		18.0	**1.3**	**69.5**	**88.8**	**9.0**	**(0.1)**	**23.8**	**(22.9)**	**20.3**		**58.7**	**88.8**

(a) CFH: Cash Flow Hedge.
(b) FVH: Fair Value Hedge.
(c) Derivative instruments not benefiting from hedge accounting.
(d) NIH: Net Investment Hedge.

2006	Assets					Equity and liabilities							
In millions of euros	IFRS classification	Deferred tax asset	Trade receivables	Fair value of derivatives (assets)	Total	Net income recognized in equity	Profit for the period	Deferred tax liabilities	Non-current borrowings	Trade payables	Current borrowings	Fair value of derivatives (liabilities)	Total
Foreign exchange risk													
Currency forwards hedging future cash flows	CFH [a]	2.9		12.0	14.9	3.8	(1.4)	4.1				8.4	14.9
Currency forwards hedging transactions recorded in the accounts	FVH [b]	0.2	1.0	7.1	8.3		(0.4)			7.1		1.6	8.3
Currency embedded derivatives	NIH [d]			9.0	9.0	5.9		3.1					9.0
Interest rate risk													
Interest rate swaps	FVH [b]	0.2			0.2		(0.1)	0.2	(0.6)			0.7	0.2
Swaps and options	CFH [a]	5.9		3.7	9.6	(7.2)	(1.4)	1.3				16.9	9.6
Other derivatives	[c]			0.7	0.7		0.5	0.2					0.7
Commodity risk													
Currency forwards hedging future cash flows	CFH [a]					(0.1)						0.1	
		9.2	**1.0**	**32.5**	**42.7**	**2.4**	**(2.8)**	**8.9**	**(0.6)**	**7.1**		**27.7**	**42.7**

(a) CFH: Cash Flow Hedge.
(b) FVH: Fair Value Hedge.
(c) Derivative instruments not benefiting from hedge accounting.
(d) NIH: Net Investment Hedge.

2005		Assets				Equity and liabilities							
In millions of euros	IFRS classification	Deferred tax asset	Trade receivables	Fair value of derivatives (assets)	Total	Net income recognized in equity	Profit for the period	Deferred tax liabilities	Non-current borrowings	Trade payables	Current borrowings	Fair value of derivatives (liabilities)	Total
Foreign exchange risk													
Currency forwards hedging future cash flows	CFH [a]	8.7		3.8	12.5	(11.8)	(2.4)	1.3				25.4	12.5
Currency forwards hedging transactions recorded in the accounts	FVH [b]	0.1	5.3	1.0	6.4		(0.2)			0.1	0.6	5.9	6.4
Interest rate risk													
Interest rate swaps	FVH [b]	20.0		58.1	78.1			20.1	58.0				78.1
Swaps and options	CFH [a]	16.4		3.2	19.6	(26.8)	(2.5)	0.9				48.0	19.6
Other derivatives	[c]			0.3	0.3		0.2	0.1					0.3
Commodity risk													
Currency forwards hedging future cash flows	CFH [a]												
		45.2	**5.3**	**66.4**	**116.9**	**(38.6)**	**(4.9)**	**22.4**	**58.0**	**0.1**	**0.6**	**79.3**	**116.9**

(a) CFH: Cash Flow Hedge.
(b) FVH: Fair Value Hedge.
(c) Derivative instruments not benefiting from hedge accounting.

The Group records the accounting impacts arising from derivative hedging highly probable future cash flows as CFH. The accounting impacts recorded as FVH correspond to the derivative hedging items that have already been recognized.

The impacts recognized as NIH in 2007 correspond to foreign exchange transactions performed by the Group in connection with its dividend hedging policy and the set-up of intra-group yen financing.

Interest rate repricing schedule for fixed-rate debt and interest rate risk hedging instruments

2007 In millions of euros	Currency of issue	Carrying amount	Nominal amount outstanding	Interest rates repricing dates		
				< 1 year	1 to 5 years	> 5 years
Original issue - left at fixed rate	EUR	1,329.5	1,329.5	1.1	718.0	610.4
Interest rate swaps	EUR		612.5	200.0	372.5	40.0
Caps	EUR		775.0	275.0	500.0	
Original issue - left at fixed rate	USD	283.1	283.1	4.9	278.2	
Interest rate swaps	USD		79.6	54.3		25.3
Caps	USD		169.8	67.9	101.9	
Original issue - left at fixed rate	JPY	34.4	34.4	1.1	3.0	30.3
Interest rate swaps	JPY		300.2		179.0	121.2

2006 In millions of euros	Currency of issue	Carrying amount	Nominal amount outstanding	Interest rates repricing dates		
				< 1 year	1 to 5 years	> 5 years
Original issue - left at fixed rate	EUR	641.9	641.9	3.1	427.1	211.7
Interest rate swaps	EUR		842.7	205.2	525.0	112.5
Caps	EUR		750.0		750.0	
Original issue - left at fixed rate	USD	451.9	451.9	134.5	317.4	
Interest rate swaps	USD		235.4		136.7	98.7
Original issue - left at fixed rate	JPY	51.3	51.3	14.9	4.5	31.9
Interest rate swaps	JPY		86.0		86.0	
Interest rate swaps	CAD		16.4		16.4	

2005 In millions of euros	Currency of issue	Carrying amount	Nominal amount outstanding	Interest rates repricing dates		
				< 1 year	1 to 5 years	> 5 years
Original issue - left at fixed rate	EUR	630.1	630.1	47.0	375.3	207.8
Interest rate swaps	EUR		690.4	5.2	555.2	130.0
Caps	EUR		850.0	75.0	775.0	
Original issue - left at fixed rate	USD	426.7	426.7	11.8	330.1	84.8
Interest rate swaps	USD		237.4		152.6	84.8
Caps	USD		84.8		84.8	
Original issue - left at fixed rate	JPY	37.4	37.4	9.9	27.5	
Interest rate swaps	JPY		111.6		82.8	28.8
Interest rate swaps	CAD		51.0	32.8	18.2	

NOTE 30 RELATED PARTY INFORMATION

30.1. Transactions with companies included in the scope of consolidation

The consolidated financial statements include the financial statements of L'Air Liquide S.A. and all the subsidiaries listed in the table shown on page 180. L'Air Liquide S.A. is the Group's parent Company.

Due to the activities and legal organization of the Group, only transactions with associates and proportionately consolidated companies are considered to be related party transactions. Transactions performed between these companies and Group subsidiaries are not material.

Information on associates are described in Note 17 to the consolidated financial statements.

CONTRIBUTION TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT OF PROPORTIONATELY CONSOLIDATED COMPANIES

In millions of euros	2005	2006	2007
Non-current assets	602	718	395
Current assets	138	169	84
Total assets	**740**	**887**	**479**
Equity	423	395	200
Non-current liabilities	117	142	106
Current liabilities	200	350	173
Total equity and liabilities	**740**	**887**	**479**
Revenues	439	550	295
Operating expenses	(359)	(445)	(233)
Net finance costs	6	(8)	(14)
Profit before tax	85	103	50
Income taxes	(17)	(25)	(5)
Profit for the period	**68**	**78**	**45**

The change between 2006 and 2007 mainly arises from the acquisition of Singapore Oxygen Air Liquide Pte Ltd (Singapore) and the sale of Hong Kong Oxygen Group (Hong Kong).

30.2. Remuneration allocated to members of the Board of Directors and management bodies

The remuneration of Group executives includes the remuneration allocated to the Board of Directors and the Company's management bodies as compensation for their duties within the entire Group as employees and corporate officers for the respective fiscal years. The Company's management bodies include all the members of Executive Management and the Executive Committee. The expenses recognized in this respect are as follows:

In thousands of euros	2006	2007
Short-term benefits	9,329	9,587
Post-employment benefits: pension and health coverage	955	1,205
Termination benefits		512
Share-based payments	2,636	3,735
Total	**12,920**	**15,039**

SHORT-TERM BENEFITS

Short-term benefits include the fixed remuneration, variable remuneration, benefits in-kind and directors' fees. The entire variable portion of remuneration due for any given year is paid the following year after the financial statements are approved.

The remuneration policy for members of the executive team takes into account market practices. It includes a substantial variable portion based on earnings and individual performance objectives.

POST-EMPLOYMENT BENEFITS

Post-employment benefits include the contributions paid to external pension funds for members of Executive Management and the Executive Committee. Retirement commitments for executives and former executives totaled 52,902 thousands of euros in 2007 and 56,194 thousands of euros in 2006.

SHARE-BASED PAYMENTS

The share options held by members of Executive Management and the Executive Committee have the following expiry dates and strike prices:

Year	Expiry date	Strike price *(in euros)*	Number 2006	Number 2007
2002 (June 14)	June 13, 2009	61.70	418,583	401,637
2002 (October 10)	October 10, 2009	52.89	520	520
2003			No option granted	
2004 (April 08)	April 7, 2011	57.43	290,957	274,011
2004 (November 30)	November 29, 2012	59.54	33,005	33,005
2005	March 20, 2013	62.72	266,251	254,148
2006	March 19, 2014	76.36	316,823	303,622
2007 (May 09)	May 8, 2015	91.50		236,000

The number of options and the strike price shown were adjusted for the two-for-one share split performed on June 13, 2007.

The fair value of options granted in 2007, adjusted for the share split, and determined according to IFRS2 amounts to 22 euros per option (15.03 euros per option in 2006). These amounts are expensed over the option's vesting period. The amounts that will be recognized in future periods in respect of the granted options totaled 8,226 thousands of euros as of December 31, 2007 (6,774 thousands of euros as of December 31, 2006).

Share options granted to corporate officers and Executive Committee members have the same characteristics as those granted to all option beneficiaries in the Group.

The total number of share options previously granted to Alain Joly, Director, and not exercised as of December 31, 2007, amounts to 49,906 options at an average price of 49.40 euros (78,010 options at an average price of 101.67 euros as of December 31, 2006). These share options were granted to him prior to 2001, as Chairman and Chief Executive Officer of the Company.

No options were granted to other non-executive directors under these plans.

NOTE 31 COMMITMENTS AND CONTINGENCIES

Commitments are given in the normal course of the Group's business.

In millions of euros	2005	2006	2007
Firm purchase orders for non-current assets	337.2	565.3	639.7
Lease commitments which cannot be terminated	367.0	358.4	430.6
IT systems outsourcing in the United States	13.5	10.5	8.0
Guarantees and other	232.8	181.2	144.6
TOTAL	**950.5**	**1,115.4**	**1,222.9**

The primary movements are attributable to:

- in 2007, an increase in lease commitments which cannot be terminated related to the acquisition of Lurgi;
- since 2005, the steady increase in firm purchase orders for property, plant and equipment following the Group's investment decisions.

Furthermore, the Group has energy purchase commitments in the amount of 644 million euros as of December 31, 2007 (195 million euros as of December 31, 2006 and 204 million euros as of December 31, 2005). The commitments are hedged by mutual commitments received from customers under long-term gas supply contracts.

Operating leases

Assets used in industrial activities are leased under an operating lease when the acquisition of such assets does not present any economic benefit. The primary assets included are utility vehicles and transport equipment.

The Group has neither contingent rental commitments, nor sub-lease contracts.

Future minimum lease payments payable as of December 31, 2007, under operating lease contracts which cannot be terminated are as follows:

In millions of euros	2005	2006	2007
Due within one year	93	90	109
Due in one to five years	194	193	245
Due after five years	80	75	77
TOTAL	**367**	**358**	**431**

NOTE 32 CONTINGENT LIABILITIES

To the best of the Group's knowledge, there are no exceptional events, litigation or environmental-related issues likely to impact or having impacted in the recent past its assets, financial position or earnings.

NOTE 33 GREENHOUSE GAS EMISSION RIGHTS

As with the Kyoto Protocol, the European directive establishing a quota system for greenhouse gas emissions in the European Union is intended to reduce the emissions of these gases. Implementation for CO_2 in the industrial sector began on January 1, 2005. In 2004, each country incorporated the directive into its legislation and set quotas for the facilities concerned. The annual quotas allocated to Air Liquide (approximately 1.2 million tons of CO_2 per year for the period from 2005 to 2007) covered the emissions of 2005, 2006 and 2007.

No asset or liability was recognized as of December 31, 2007. The income received from the sale of rights in 2007 was immaterial.

NOTE 34 POST-BALANCE SHEET EVENTS

There were no significant post-balance sheet events.

Main consolidated companies and foreign exchange rates

L'Air Liquide S.A. assumes a part of the Group's operating activities in France. It also owns directly or indirectly financial investments in its subsidiaries. L'Air Liquide S.A. mainly receives, from its subsidiaries, dividends and royalties.

L'Air Liquide S.A. assumes treasury centralization for some French subsidiaries.

MAIN CHANGES OCCURING IN 2007

In millions of euros	Impact on 2007 revenue
Total impact on scope	503.3
The main change in scope (consolidation of Lurgi AG and its subsidiaries since July 2007) had a positive impact on 2007 revenue:	**361.1**
A) Acquisitions and disposals	
Change in scope impacts in 2007	
Acquisitions:	
■ Renz Medizintechnik Handels GmbH, Jonas Medizintechnik Handels GmbH, Werner & Müller Medizintechnik Service GmbH, Fabig-Peters Medizintechnik GmbH&Co. KG, Holm Medizintechnik GmbH acquired by VitalAire GmbH (Germany)	8.3
■ 50% of Singapore Oxygen Air Liquide Pte Ltd (Singapore) and Eastern Industrial Gases (Thailand) acquired by Société d'Oxygène et d'Acétylène d'Extrême-Orient (France); change from equity method to full consolidation for Air Liquide Vietnam Co. Ltd. (formerly Vietnam Industrial Gases) in Société d'Oxygène et d'Acétylène d'Extrême-Orient (France)	77.5
■ Celki International Ltd and its subsidiaries (Hong Kong) acquired by Air Liquide Santé International	4.1
■ Linde Gas UK (United Kingdom) acquired by Air Liquide UK Ltd and Allied Respiratory Ltd (United Kingdom) acquired by Air Liquide Ltd (formerly Linde Gas UK)	40.2
■ Messer Hellas acquired by AL Hellas (Greece)	1.3
■ Scott Specialty Gases Inc. acquired by Air Liquide America Speciality Gases LLC (United States); Scott Specialty Gases Netherlands B.V. acquired by Air Liquide B.V. (The Netherlands)	10.0
■ Other	0.1
Disposals:	
■ Omasa S.p.A. sold by Air Liquide Italia Servive S.r.l. (Italy)	(3.7)
■ Welding activity sold by Air Liquide Argentina (Argentina)	(2.6)
■ MG Tarature S.r.l. sold by Air Liquide Italia S.p.A. (Italy)	(0.6)
■ Hong Kong Oxygen Group (Hong Kong) sold by Société d'Oxygène et d'Acétylène d'Extrême-Orient (France)	(17.3)
■ Trescal B.V. sold by Air Liquide B.V. (Netherlands)	(0.6)
■ Trescal Spain and I.T.M. S.A. sold by AL Air Liquide España S.A. (Spain)	(0.5)
■ Trescal France sold by Air Liquide Innovation (France)	(6.3)
■ Metrotech sold by Air Liquide Innovation (France)	(1.7)
■ Trescal GmbH sold by Air Liquide Deutschland GmbH (Germany)	(1.1)
■ Trescal Sweden A.B. sold by Air Liquide Gas A.B. (Sweden)	(0.2)
■ Arepa Test & Kalibrering A.S. sold by Air Liquide Danmark A.S. (Denmark)	(0.5)

In millions of euros	Impact on 2007 revenue
Ongoing 2006 scope impact	
Acquisitions:	
■ Nord Service Projects GmbH acquired by VitalAire GmbH (Germany)	4.1
■ Aerial Machine & Tool acquired by Aqualung USA (United States)	4.3
■ Toshiba Nano Analysis K.K. acquired by Japan Air Gases (Japan)	29.7
Disposals:	
■ Sabine Cogen, L.P. sold by AL America Corporation (United States)	(10.2)
■ Napac sold by AL Services (France)	(1.3)
■ Société d'Utilisation Scientifique et Industrielle du Froid (France) sold by L'Air Liquide S.A.	(13.4)
■ Activity propane (LPG) sold by Air Liquide Gas A.B. (Sweden)	(9.5)
■ Activity propane (LPG) sold by Air Liquide Deutschland GmbH (Germany)	(3.5)
B) Change in consolidation method	
Europe	
■ Aiolos Medical A.B.: change from equity method to full consolidation (Sweden)	3.2
Asia-Pacific	
■ A-TEC Co. Ltd K.K. in Japan: change from equity method to full consolidation in Japan Air Gases Ltd (Japan)	14.8
■ Change from equity method to full consolidation for Air Liquide Engineering South Asia (Singapore)	17.6
C) Companies created and newly consolidated in the scope without scope impact on revenue	
Europe	
■ Fabriques d'Oxygène du Sud-Ouest Réunies (France): change from equity method to full consolidation	
Asia-Pacific	
■ Air Liquide-TPCC Gases Co., Ltd (China)	
■ AL Cangzhou Co., Ltd (China)	
■ AL Dalian Co., Ltd (China)	
■ AL Tangshan Co., Ltd (China)	
■ AL Tianjin Yongli Co., Ltd (China)	
■ AL Wuhan Co., Ltd (China)	
■ AL Yingkou Co., Ltd (China)	
■ AL Zhangjiagang Industry Gas Co., Ltd (China)	
D) Mergers, acquisitions and disposals without scope impact on revenue	
Europe	
■ Merger of Air Liquide Partners in Air Liquide Participations (France)	
■ Merger of Air Solutions in Sudac Air Service (France)	
■ Merger of Air Liquide Stahlflaschen GmbH & Co. KG; Air Liquide Zweite Vermögensverwaltungs GmbH in Air Liquide Deutschland GmbH (Germany)	
■ Merger of Farmec S.r.l. in Farmec Nuova S.r.l. (Italy)	
Asia	
■ Merger of Japan Air Gases Ltd in Air Liquide Japan Ltd (Japan)	
■ Full consolidation of Société d'Exploitation de Produits pour les Industries Chimiques Shanghai (China) in Société d'Exploitation de Produits pour les Industries Chimiques (France)	

CURRENCY RATES

Primary currency rates used

AVERAGE RATES

Euros for one currency	2005	2006	2007
USD	0.80	0.80	0.73
CAD	0.66	0.70	0.68
Yen (1,000)	7.31	6.85	6.20

CLOSING RATES

Euros for one currency	2005	2006	2007
USD	0.85	0.76	0.68
CAD	0.73	0.65	0.69
Yen (1,000)	7.20	6.37	6.06

MAIN CONSOLIDATED COMPANIES



- Industrial Merchant
- Large Industries
- Healthcare
- Electronics
- Other: Related activities and Holdings

Companies newly consolidated in the scope in 2007 are shown in blue.

EUROPE

FRANCE

Company	%		
❶ Air Liquide Electronics Materials	100%		■
Air Liquide Electronics Systems	100%		■
Air Liquide Engineering	100%		■
Air Liquide Finance	100%		■
Air Liquide Hydrogène	100%		■
– Belle Étoile Hydrogène	100%		
Air Liquide Innovation	100%		◻
– ETSA	99.91%		
Air Liquide Participations	100%		■
Air Liquide Santé (International)	100%		■
– Air Liquide Santé France	100%		
• Air Liquide Santé Services S.A.	100%		
• Omasa France	100%		
– Btl S.A.	66%		
• Farmec Nuova S.r.l. (Italy)	52.80%		
• Hydenet S.A. (France)	65.96%		
• Laboratoires Anios S.A. (France)	66%		
• Unident S.A. (Switzerland) et Unident SARL (France)	66%		
– Pharmadom (Orkyn')	100%		
• Air Liquide Santé Domicile	100%		
– Taema	100%		
– VitalAire	100%		
– Celki International Ltd and and its subsidiaries (Hong Kong)	80%		
Air Liquide Services	100%		■
– Groupe Athelia (France)	100%		
– Kéops (Canada)	100%		
Air Liquide Stockage	100%		◻
Altal	100%		■
AXANE	100%		■
Azérus	100%		■
Chemoxal and its subsidiaries (France, Europe, United States and China) including	100%		■
– Société d'Exploitation de Produits Pour les Industries Chimiques	99.95%		
Cryolor	100%		■
Cryopal	100%		■
❷ Fabriques d'Oxygène du Sud-Ouest Réunies	100%		■
GIE Cryospace	55%		■
Société Anonyme Française Péroune	99.94%	E	■
❸ Société des Gaz Industriels de France	100%		◻ ■
– Belle Étoile Utilité	100%		
Société Immobilière de L'Air Liquide	99.99%		■
Société Industrielle de Cogénération de France	100%		■
– Cogenal	99.99%		
– Figenal	60%		
– Lavéra Énergies	50%	P	
• Lavéra Utilités	50%	P	
Société Industrielle des Gaz de l'Air	100%		◻
Sorgal	99.99%	E	◻
Sudac Air Services	100%		◻
– Sudac Centre	100%		

Company	%	
Air Liquide Welding S.A.	100%	■
– Oerlikon GmbH (Germany)	100%	
– Air Liquide Welding France (France)	100%	
– Fluigétec (France)	100%	
– Fro S.r.l. (Italy)	100%	
– Isaf S.p.A. (Italy)	100%	
– Air Liquide Welding UK Limited (United Kingdom)	100%	
– Saf Schweiss Automatik (Switzerland)	100%	
AL-RE	100%	■
Aqualung International and its subsidiaries (Europe, United States, Japan)	98.36%	■
Hélium Services	100%	◻

Air Liquide Group's interest, as of December 31, 2007 in:

1 Air Liquide Electronics Materials (France) :
100% including 76.49% held by L'Air Liquide S.A. and 23.51% by Chemoxal.

2 Fabriques d'Oxygène du Sud-Ouest Réunies (France):
100% including 50% held by L'Air Liquide S.A. and 50% held by Société des Gaz Industriels de France.

3 Société des Gaz Industriels de France (France):
100% including 65.13% held by L'Air Liquide S.A. and 34.87% by Société Industrielle des Gaz de l'Air.

4 Air Liquide Deutschland GmbH (Germany):
100% including 92.48% held by Air Liquide Industriegase GmbH & Co. KG and 7.52% by Air Liquide International.

5 Air Liquide Large Industry S.A. (Belgium):
100% including 74.26% held by Air Liquide Eurotonnage and 25.74% by Air Liquide International.

6 Air Liquide Industries Belgium (Belgium):
100% including 53.51% held by Air Liquide Eurotonnage and 46.49% by Air Liquide International.

7 Air Liquide Danmark A.S. (Denmark):
100% including 43.01% held by Air Liquide International Corp. and 56.99% by Air Liquide International.

8 Air Liquide Industrie B.V. (The Netherlands):
100% including 55.37% held by Air Liquide Eurotonnage and 44.63% by Air Liquide International.

9 Lamers High Tech Systems B.V. (The Netherlands):
100% including 51% held by Air Liquide B.V. and 49% by Air Liquide Electronics Systems.

10 Sociedade Portuguesa do Ar Liquido (Portugal):
99.95% including 74% held by Air Liquide International, 25.93% by L'Air Liquide S.A. and 0.02% by Air Liquide Santé International.

11 Carbagas S.A. (Switzerland):
70% including 40% held by Carba Holding AG and 30% by Air Liquide International.

12 Air Liquide Belgium S.A. (Belgium):
99.97% including 50.01% held by Air Liquide Belge S.A. (99.95% held by the Group) and 49.99% by Air Liquide International.

13 Air Liquide Benelux S.A. (Belgium):
99.97% including 50.01% held by Air Liquide Belge S.A. (99.95% held by the Group) and 49.99% by Air Liquide International.

14 American Air Liquide Holdings, Inc. (United States):
100% including 97.33% held by American Air Liquide, Inc. (United States) and 2.67% held by Carba Holdings AG (Switzerland).

15 Société des Gaz Industriels de la Guadeloupe (Guadeloupe):
In 2007, Air Liquide International purchased 31.16% of Société des Gaz Industriels de la Guadeloupe (Guadeloupe), previously held by Société d'Oxygène et d'Acétylène d'Extrême-Orient (France).
As of December 31, 2007, Air Liquide International held 93.50% of Société des Gaz Industriels de la Guadeloupe (Guadeloupe).

16 Air Liquide Spatial (Guyana):
98.79% including 54.86% held by Air Liquide International, 30% held by Société Guyanaise de l'Air Liquide (97.04% held by the Group) and 14.85% held by Air Liquide Italia S.p.A. (99.76% held by the Group).

17 Société Martiniquaise de L'Air Liquide (Martinique):
In 2007, Air Liquide International purchased 23.91% of Société Martiniquaise de L'Air Liquide (Martinique), previously held by Société d'Oxygène et d'Acétylène d'Extrême-Orient (France).
As of December 31, 2007, Air Liquide International held 71.70% of Société Martiniquaise de L'Air Liquide (Martinique).

18 Air Liquide Proprietary Limited (South Africa):
In 2007, Air Liquide International purchased 2.48% of Air Liquide Proprietary Limited (South Africa), previously held by Société d'Oxygène et d'Acétylène d'Extrême-Orient (France).
As of December 31, 2007, Air Liquide International held 83.09% of Air Liquide Proprietary Limited (South Africa).

19 Air Liquide Middle East (Middle East):
In 2007, Air Liquide S.A. sold to Air Liquide Middle East (Middle East) its shares in Société d'Oxygène et d'Acétylène du Liban Sal (Lebanon).

20 Société d'Oxygène et d'Acétylène de Madagascar (Madagascar):
73.73% including 66.74% held by Air Liquide International and 7.36% held by Air Liquide Réunion (95.01% held by the Group).
In 2007, Air Liquide International purchased from Société d'Oxygène et d'Acétylène d'Extrême-Orient (France) its shares in Société d'Oxygène et d'Acétylène de Madagascar (Madagascar).

21 Daesung Sanso (South Korea):
40% including 20% held by L'Air Liquide S.A. and 20% by Air Liquide Japan Ltd.

22 Société d'Oxygène et d'Acétylène d'Extrême-Orient (France):
In 2007, Air Liquide International purchased 13.2% of Société d'Oxygène et d'Acétylène d'Extrême-Orient (France), previously held by l'Air Liquide S.A.
As of December 31, 2007, Air Liquide International held 100% of Société d'Oxygène et d'Acétylène d'Extrême-Orient (France).

23 Air Liquide Shenyang Teisan Co., Ltd (China):
100% including 50% held by Air Liquide International and 50% by Air Liquide Japan Ltd.

24 Air Liquide Shanghai Co., Ltd (China):
100% including 90.77% held by Air Liquide International and 9.23% by Air Liquide Japan Ltd.

25 Air Liquide Pudong Co., Ltd (China):
100% including 75% held by Air Liquide Shanghai and 25% held by Air Liquide Japan Ltd.

26 Air Liquide Korea (South Korea):
100% including 50% held by Air Liquide International and 50% by Air Liquide Japan Ltd.

27 Air Liquide Réunion (Reunion):
In 2007, Air Liquide International purchased from Société d'Oxygène et d'Acétylène d'Extrême-Orient (France) its shares in Air Liquide Réunion.

28 Esqal (New Caledonia):
In 2007, Air Liquide International purchased 99.97% of Esqal (New Caledonia), previously held by Société d'Oxygène et d'Acétylène d'Extrême-Orient (France).
As of December 31, 2007, Air Liquide International held 99.97% of Esqal (New Caledonia).

29 Gaz de Polynésie (French Polynesia):
In 2007, Air Liquide International purchased 100% of Gaz de Polynésie (French Polynesia), previously held by Société d'Oxygène et d'Acétylène d'Extrême-Orient (France).
As of December 31, 2007, Air Liquide International held 100% of Gaz de Polynésie (French Polynesia).

30 Air Liquide Far Eastern Ltd (Taiwan):
65% including 32.83% held by Air Liquide International and 32.17% by Air Liquide Japan Ltd.

31 Air Liquide Australia Ltd (Australia):
In 2007, Société d'Oxygène et d'Acétylène d'Extrême-Orient (France) sold its shares to Air Liquide International.
100% including 79.74% held by Air Liquide International Corp. and 20.26% by Air Liquide International.

Companies marked with **P** are consolidated by proportional method and those marked with **E** by the equity method. Other companies are fully consolidated.
The total Group interest is given after the name of each company.
Voting rights are not different from the percentages of ownership held.

Statutory Auditors' Report
on consolidated financial statements

(free translation of a French language original)

This is a free translation into English of the Statutory Auditors' Report issued in the French language and is provided solely for the convenience of English speaking users. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. This report also includes information relating to the specific verification of information in the Group Management Report.

This report, together with the Statutory Auditors' Report addressing financial and accounting information in the Chairman's report on internal control, should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

To the shareholders,

In compliance with the assignment entrusted to us by your Shareholders' Meeting, we have audited the accompanying consolidated financial statements of L'Air Liquide S.A. for the year ended December 31, 2007.

These consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have conducted our audit in accordance with the professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present a true and fair view of the assets, liabilities, financial position of the Group at December 31, 2007 and the results of its operations for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union.

II. JUSTIFICATION OF ASSESSMENTS

In accordance with the requirements of Article L. 823-9 of the French Company Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

- intangible assets and goodwill were subject to impairment tests performed in accordance with the principles set out in note 5.F. of the consolidated financial statements relating to accounting policies. We have reviewed the soundness of the chosen approach and the assumptions used for these impairment tests and we carried out the assessment of the reasonableness of these estimates;
- we have reviewed the methodology used to recognize reserves for risks and charges. In particular, we assessed the process set out by the Management to identify and evaluate risks. We ensured that such provisions were recognized in accordance with the principles set out in the notes 11.A. and 11.B. of the consolidated financial statements relating to accounting policies.

These assessments were thus made in the context of the performance of our audit of the consolidated financial statements taken as a whole and therefore contributed to the formation of our audit opinion expressed in the first part of this report.

III. SPECIFIC VERIFICATION

In accordance with professional standards applicable in France, we have also verified the information given in the Group Management Report. We have no matters to report regarding its fair presentation and its conformity with the consolidated financial statements.

Courbevoie and Paris-La Défense, March 25, 2008

The Statutory Auditors

ERNST & YOUNG AUDIT	MAZARS & GUÉRARD
Olivier Breillot	Frédéric Allilaire

L'AIR LIQUIDE S.A. 100%

AIR LIQUIDE INTERNATIONAL

AIR LIQUIDE INTERNATIONAL CORP. (United States)

EUROPE EXCLUDING FRANCE

Company	%	
Air Liquide Industriegase GmbH & Co. KG (Germany)	100%	
(4) – Air Liquide Deutschland GmbH (Germany)	100%	
• Air Liquide Electronics GmbH (Germany)	100%	
• Air Liquide Medical GmbH (Germany)	100%	
• EVC Dresden-Wilschdorf GmbH & Co. KG	40%	P
• Zweite EVC Dresden-Wilschdorf GmbH & Co. KG	50%	P
• Buse Gase GmbH & Co. KG (Germany)	51%	
• Cryotherm GmbH & Co. KG (Germany)	100%	
• INTEGA GmbH and its subsidiaries (Germany, Hungary and Portugal)	100%	
• Lurgi AG and its subsidiaries (Europe, Asia)	100%	
• Schülke & Mayr GmbH (Germany) and its subsidiaries	100%	
• TGHM GmbH & Co. KG (Germany)	50%	P
• VitalAire GmbH (Germany)	100%	
- Fabig-Peters Medizintechnik GmbH & Co. KG (Germany)	100%	
- Holm Medizintechnik GmbH (Germany)	100%	
- Jonas Medizintechnik Handels GmbH (Germany)	100%	
- Nord Service Projects GmbH (Germany)	100%	
- Renz Medizintechnik Handels GmbH (Germany)	100%	
- Rubel Atem- und Sauerstoffgeräte GmbH (Germany)	100%	
- Werner & Müller Medizintechnik Service GmbH (Germany)	100%	
- Zuther & Hautmann GmbH & Co. KG (Germany)	100%	

Company	%	
Air Liquide Austria (Austria)	100%	
Air Medical Gase und Apparate GmbH (Austria)	40%	E
Air Liquide Eurotonnage (France)	100%	
(5) – Air Liquide Large Industry S.A. (Belgium)	100%	
(6) – Air Liquide Industries Belgium (Belgium)	100%	
• Carolox (Belgium)	100%	
• Hydrowal (Belgium)	100%	
Hydrofel (Belgium)	100%	
Air Liquide Bulgaria EOOD (Bulgaria)	100%	
(7) Air Liquide Danmark A.S. (Denmark)	100%	
Oy Polargas A.B. (Finland)	100%	
Air Liquide Hellas Société Anonyme de Gaz Industriels (Greece)	99.78%	
– Allertec S.A. (Greece)	50.89%	
Air Liquide Ipari Gaztermelo Kft (Hungary)	100%	
Air Liquide Progetti Italia S.p.A. (Italy)	100%	
Air Liquide Norway (Norway)	100%	
(8) Air Liquide Industrie B.V. (The Netherlands)	100%	
– Air Liquide Nederland B.V. (The Netherlands)	100%	
• Oxylux S.A. (Luxembourg)	100%	
(9) • Air Liquide B.V. (The Netherlands)	100%	
- Lamers High Tech Systems B.V. (The Netherlands)	100%	
- Scott Specialty Gases Netherlands B.V. (The Netherlands)	100%	
- VitalAire B.V. (The Netherlands)	100%	
– Air Liquide Technische Gassen B.V. (The Netherlands)	100%	
– Air Liquide Warmtekracht B.V. (The Netherlands)	100%	
– Loofbeen B.V. (The Netherlands)	100%	
– Maasvlakte Energie B.V. (The Netherlands)	100%	
Air Liquide Katowice Sp (Poland)	79.25%	
Air Liquide Polska Sp (Poland)	100%	
(10) Sociedade Portuguesa do Ar Liquido (Portugal)	99.95%	
– Air Liquide Medicinal S.A. (Portugal)	98.87%	
Air Liquide UK Ltd (United Kingdom)	100%	
– Air Liquide Ltd (United Kingdom)	100%	
• Allied Respiratory Ltd (United Kingdom)	100%	
Air Liquide Russie S.A. (Russia)	100%	
– CJSC Air Liquide Severstal (Russia)	75%	
Carba Holding AG (Switzerland)	100%	
(11) – Carbagas S.A. (Switzerland)	70%	

Air Liquide Belge S.A. (Belgium)	99.95%
(12) – Air Liquide Belgium S.A. (Belgium)	99.97%
(13) – Air Liquide Benelux S.A. (Belgium)	99.97%
– Air Liquide Medical S.A. (Belgium)	99.87%
– Fléron Gaz Médicaux Services (Belgium)	99.95%
AL Air Liquide España S.A. (Spain)	99.88%
– Air Liquide Medicinal SL (Spain)	99.88%
Air Liquide Italia S.p.A. (Italy)	99.76%
– ITO Service S.r.l. (Italy)	69.83%
– Vitalaire Italia S.p.A. (Italy)	99.76%
– Air Liquide Sanità Service S.p.A. (Italy)	99.76%
– Tecno Gas S.r.l. (Italy)	50.88%
– Air Liquide Italia Service S.r.l.	99.76%
Air Liquide Luxembourg S.A. (Luxembourg)	99.97%
Air Liquide Gas A.B. (Sweden)	100%
– Aiolos Medical A.B. (Sweden)	100%

AMERICAS

Company	%	
American Air Liquide, Inc. (United States) and its main subsidiaries:	100%	
(14) – American Air Liquide Holdings, Inc. (United States)	100%	
• Air Liquide Advanced Technologies US LLC (United States)	100%	
• Air Liquide America L.P. LLC (United States)	100%	
• Air Liquide America Specialty Gases LLC (United States)	100%	
• Air Liquide Electronics US LP (United States)	100%	
• Air Liquide Healthcare America Corporation (United States)	100%	
• Air Liquide Helium America, Inc. (United States)	100%	
• Air Liquide Industrial US LP (United States)	100%	
• Air Liquide Large Industries US LP (United States)	100%	
• Air Liquide Process & Construction, Inc. (United States)	100%	
• Air Liquide USA LLC (United States)	100%	
• ALIG Acquisition LLC (United States)	100%	
• Air Liquide Canada, Inc. (Canada)	100%	
- VitalAire Canada, Inc. (Canada) and its subsidiaries	100%	
- Dow Fort Saskatchewan Cogeneration Project (Canada)	40%	P
• Lurgi, Inc. (United States)	100%	
Air Liquide Argentina (Argentina)	100%	
Arliquido Comercial Ltda (Brazil)	100%	
– Air Liquide Brasil Ltda (Brazil)	100%	
Air Liquide Chile S.A. (Chile)	100%	
(15) Société des Gaz Industriels de la Guadeloupe (Guadeloupe)	93.50%	
(16) Air Liquide Spatial (Guyana)	98.79%	
Société Guyanaise de L'Air Liquide (Guyana)	97.04%	
(17) Société Martiniquaise de L'Air Liquide (Martinique)	71.70%	
La Oxigena Paraguaya S.A. (Paraguay)	87.89%	
Air Liquide Uruguay (Uruguay)	93.70%	
Air Liquide Trinidad and Tobago Ltd (Trinidad and Tobago)	100%	
Neal & Massy Gas products Ltd (Trinidad and Tobago)	42.71%	E

MIDDLE EAST AND AFRICA

Company	%		
Air Liquide Engineering Southern Africa Ltd (South Africa)	100%	E	■

Company	%		
(19) Air Liquide Proprietary Limited (South Africa)	83.09%		□
– Air Liquide Botswana Proprietary Limited (Botswana)	80.60%		
– Fedgas Proprietary Limited (South Africa)	83.09%		
Société Béninoise des Gaz Industriels (Benin)	99.97%	E	□
Société Burkinabe des Gaz Industriels (Burkina-Faso)	64.88%	E	□
Société Camerounaise d'Oxygène et d'Acétylène (Cameroon)	100%	E	□
Société Congolaise des Gaz Industriels (Congo)	100%	E	□
Société Ivoirienne d'Oxygène et d'Acétylène (Ivory Coast)	72.08%		□
(19) Air Liquide Middle East (Middle East)	100%		■
– Air Liquide Alexandria (Egypt)	100%		
– Air Liquide El Soukhna (Egypt)	100%		
– Air Liquide Misr (Egypt)	100%		
• Air Liquide 6th of October (Egypt)	100%		
• Air Liquide 10th of Ramadan (Egypt)	100%		
– Shuaiba Oxygen Company KSC (Kuwait)	49.62%	P	
– Air Liquide Sohar Industrial Gases L.L.C. (Oman)	50.10%		
– Gasal (Qatar)	40.00%	E	
– Société d'Oxygène et d'Acétylène du Liban Sal (Lebanon)	49.86%	E	□
Société Gabonaise d'Oxygène et d'Acétylène (Gabon)	80%	E	□
L'Air Liquide Ghana Ltd (Ghana)	100%	E	□
(20) Société d'Oxygène et d'Acétylène de Madagascar (Madagascar)	73.73%	E	□
Société Malienne des Gaz Industriels (Mali)	99.97%	E	□
Air Liquide Maroc (Morocco)	74.80%		□ ■
Société Marocaine de Technique et d'Industrie (Morocco)	49.99%	E	□
Air Liquide Nigeria plc (Nigeria)	61.11%	E	□
Société Sénégalaise d'Oxygène et d'Acétylène (Senegal)	79.63%	E	□
Société Togolaise des Gaz Industriels (Togo)	70.58%	E	□
Air Liquide Tunisie (Tunisia)	59.17%		□ ■

ASIA-PACIFIC

Company	%		
(21) Daesung Sanso (South Korea)	40 %	E	□

Company	%		
(22) Société d'Oxygène et d'Acétylène d'Extrême-Orient (France)	100%		□■ ■
– P. T. Air Liquide Indonesia (Indonesia)	100%		
– Air Liquide Philippines Inc. (Philippines)	100%		
• Air Liquide Pipeline Utilities Services Inc. (Philippines)	100%		
– Singapore Oxygen Air Liquide Pte Ltd (Singapore)	100%		
– Brunei Oxygen (Sultanate of Brunei)	50%	E	
– Air Liquide Thailand Ltd (Thailand)	100%		
• Eastern Industrial Gases Ltd (Thailand)	100%		
– Air Liquide Vietnam Co., Ltd (Vietnam)	100%		
Air Liquide Beijing Co., Ltd (China)	100%		□ ■
Air Liquide China Holding Co., Ltd (China)	100%		□■ ■
– Air Liquide Cangzhou Co., Ltd (China)	100%		
– Air Liquide Changshu Co., Ltd (China)	100%		
– Air Liquide Dalian Co., Ltd (China)	100%		
– Air Liquide Electronics Material Zhangjiagang Co., Ltd (China)	100%		
– Air Liquide Nanjing Co., Ltd (China)	100%		
– Air Liquide Qingdao 2 Co., Ltd (China)	100%		
– Air Liquide Qingdao Co., Ltd (China)	100%		
– Air Liquide Rizhao Co., Ltd (China)	100%		
– Air Liquide Tangshan Co., Ltd (China)	100%		
– Air Liquide Tianjin Bin Hai Co., Ltd (China)	100%		
– Air Liquide Tianjin Yongli Co., Ltd (China)	100%		
– Air Liquide TPCC Gases Co., Ltd (China)	50%		
– Air Liquide Wuhan Co., Ltd (China)	100%		
– Air Liquide Wuxi Industrial Gas Co., Ltd (China)	100%		
– Air Liquide Yingkou Co., Ltd (China)	100%		
– Air Liquide Zhangjiagang Co., Ltd (China)	100%		
– Air Liquide Zhangjiagang Industry Gas Co., Ltd (China)	55%		
– Air Liquide Zhejiang Co., Ltd (China)	100%		
– Beijing Hi-Tech Air Gases Co., Ltd (China)	50%	P	
– SCIPIG (China)	50%	P	
Air Liquide Engineering Services Asia Co., Ltd (China)	100%		■
Air Liquide Hangzhou Co., Ltd (China)	62,03%		■
Air Liquide Nantong Co., Ltd (China)	100%		□
Air Liquide Peng Pu Co., Ltd (China)	60%		□
(23) Air Liquide Shenyang Teisan Co., Ltd (China)	100%		□
(24) Air Liquide Shanghai Co., Ltd (China)	100%		□ ■
(25) – Air Liquide Pudong Co., Ltd (China)	100%		
– Wuxi High Tech Gases Co., Ltd (China)	50%	P	
Air Liquide Shanghai International Trading Co., Ltd (China)	100%		■
Air Liquide Tianjin Co., Ltd (China)	100%		□
Air Liquide Wuxi Co., Ltd (China)	100%		■
(26) Air Liquide Korea (South Korea)	100%		□■ ■
Air Liquide Engineering India (India)	60%	E	■
Air Liquide India Holding Pvt. Ltd. (India)	100%		□
(27) Air Liquide Réunion (Reunion)	95,01%		■
(28) Esqal (New Caledonia)	99,97%		□
(29) Gaz de Polynésie (French Polynesia)	100%		□
Air Liquide Asia Pte Ltd (Singapore)	100%		□
Air Liquide Engineering South Asia (Singapore)	100%		■
(30) Air Liquide Far Eastern Ltd (Taiwan)	65%		□ ■

Company	%		
(31) Air Liquide Australia Ltd (Australia)	100%		□■■
– Air Liquide Healthcare P/L (Australia)	100%		
– Air Liquide W.A. Pty Ltd (Australia)	60%		
– Air Liquide New Zealand Ltd (New Zealand)	100%		
Air Liquide Asia - Pacific (Japan)	100%		□■■■■
– Air Liquide Japan Ltd (Japan) and its main subsidiaries:	100%		
• Toshiba Nano Analysis K.K. (Japan)	51%		
• Vital Air Japan K.K. (Japan)	100%		
• A-TEC Co., Ltd K.K. (Japan)	60%		

Air Liquide Group's interest, as of December 31, 2007 in:

1 Air Liquide Electronics Materials (France) :

100% including 76.49% held by L'Air Liquide S.A. and 23.51% by Chemoxal.

2 Fabriques d'Oxygène du Sud-Ouest Réunies (France):

100% including 50% held by L'Air Liquide S.A. and 50% held by Société des Gaz Industriels de France.

3 Société des Gaz Industriels de France (France):

100% including 65.13% held by L'Air Liquide S.A. and 34.87% by Société Industrielle des Gaz de l'Air.

4 Air Liquide Deutschland GmbH (Germany):

100% including 92.48% held by Air Liquide Industriegase GmbH & Co. KG and 7.52% by Air Liquide International.

5 Air Liquide Large Industry S.A. (Belgium):

100% including 74.26% held by Air Liquide Eurotonnage and 25.74% by Air Liquide International.

6 Air Liquide Industries Belgium (Belgium):

100% including 53.51% held by Air Liquide Eurotonnage and 46.49% by Air Liquide International.

7 Air Liquide Danmark A.S. (Denmark):

100% including 43.01% held by Air Liquide International Corp. and 56.99% by Air Liquide International.

8 Air Liquide Industrie B.V. (The Netherlands):

100% including 55.37% held by Air Liquide Eurotonnage and 44.63% by Air Liquide International.

9 Lamers High Tech Systems B.V. (The Netherlands):

100% including 51% held by Air Liquide B.V. and 49% by Air Liquide Electronics Systems.

10 Sociedade Portuguesa do Ar Liquido (Portugal):

99.95% including 74% held by Air Liquide International, 25.93% by L'Air Liquide S.A. and 0.02% by Air Liquide Santé International.

11 Carbagas S.A. (Switzerland):

70% including 40% held by Carba Holding AG and 30% by Air Liquide International.

12 Air Liquide Belgium S.A. (Belgium):

99.97% including 50.01% held by Air Liquide Belge S.A. (99.95% held by the Group) and 49.99% by Air Liquide International.

13 Air Liquide Benelux S.A. (Belgium):

99.97% including 50.01% held by Air Liquide Belge S.A. (99.95% held by the Group) and 49.99% by Air Liquide International.

14 American Air Liquide Holdings, Inc. (United States):

100% including 97.33% held by American Air Liquide, Inc. (United States) and 2.67% held by Carba Holdings AG (Switzerland).

15 Société des Gaz Industriels de la Guadeloupe (Guadeloupe):

In 2007, Air Liquide International purchased 31.16% of Société des Gaz Industriels de la Guadeloupe (Guadeloupe), previously held by Société d'Oxygène et d'Acétylène d'Extrême-Orient (France).

As of December 31, 2007, Air Liquide International held 93.50% of Société des Gaz Industriels de la Guadeloupe (Guadeloupe).

16 Air Liquide Spatial (Guyana):

98.79% including 54.86% held by Air Liquide International, 30% held by Société Guyanaise de l'Air Liquide (97.04% held by the Group) and 14.85% held by Air Liquide Italia S.p.A. (99.76% held by the Group).

17 Société Martiniquaise de L'Air Liquide (Martinique):

In 2007, Air Liquide International purchased 23.91% of Société Martiniquaise de L'Air Liquide (Martinique), previously held by Société d'Oxygène et d'Acétylène d'Extrême-Orient (France).

As of December 31, 2007, Air Liquide International held 71.70% of Société Martiniquaise de L'Air Liquide (Martinique).

18 Air Liquide Proprietary Limited (South Africa):

In 2007, Air Liquide International purchased 2.48% of Air Liquide Proprietary Limited (South Africa), previously held by Société d'Oxygène et d'Acétylène d'Extrême-Orient (France).

As of December 31, 2007, Air Liquide International held 83.09% of Air Liquide Proprietary Limited (South Africa).

19 Air Liquide Middle East (Middle East):

In 2007, Air Liquide S.A. sold to Air Liquide Middle East (Middle East) its shares in Société d'Oxygène et d'Acétylène du Liban Sal (Lebanon).

20 Société d'Oxygène et d'Acétylène de Madagascar (Madagascar):

73.73% including 66.74% held by Air Liquide International and 7.36% held by Air Liquide Réunion (95.01% held by the Group).

In 2007, Air Liquide International purchased from Société d'Oxygène et d'Acétylène d'Extrême-Orient (France) its shares in Société d'Oxygène et d'Acétylène de Madagascar (Madagascar).

21 Daesung Sanso (South Korea):

40% including 20% held by L'Air Liquide S.A. and 20% by Air Liquide Japan Ltd.

22 Société d'Oxygène et d'Acétylène d'Extrême-Orient (France):

In 2007, Air Liquide International purchased 13.2% of Société d'Oxygène et d'Acétylène d'Extrême-Orient (France), previously held by l'Air Liquide S.A.

As of December 31, 2007, Air Liquide International held 100% of Société d'Oxygène et d'Acétylène d'Extrême-Orient (France).

23 Air Liquide Shenyang Teisan Co., Ltd (China):

100% including 50% held by Air Liquide International and 50% by Air Liquide Japan Ltd.

24 Air Liquide Shanghai Co., Ltd (China):

100% including 90.77% held by Air Liquide International and 9.23% by Air Liquide Japan Ltd.

25 Air Liquide Pudong Co., Ltd (China):

100% including 75% held by Air Liquide Shanghai and 25% held by Air Liquide Japan Ltd.

26 Air Liquide Korea (South Korea):

100% including 50% held by Air Liquide International and 50% by Air Liquide Japan Ltd.

27 Air Liquide Réunion (Reunion):

In 2007, Air Liquide International purchased from Société d'Oxygène et d'Acétylène d'Extrême-Orient (France) its shares in Air Liquide Réunion.

28 Esqal (New Caledonia):

In 2007, Air Liquide International purchased 99.97% of Esqal (New Caledonia), previously held by Société d'Oxygène et d'Acétylène d'Extrême-Orient (France).

As of December 31, 2007, Air Liquide International held 99.97% of Esqal (New Caledonia).

29 Gaz de Polynésie (French Polynesia):

In 2007, Air Liquide International purchased 100% of Gaz de Polynésie (French Polynesia), previously held by Société d'Oxygène et d'Acétylène d'Extrême-Orient (France).

As of December 31, 2007, Air Liquide International held 100% of Gaz de Polynésie (French Polynesia).

30 Air Liquide Far Eastern Ltd (Taiwan):

65% including 32.83% held by Air Liquide International and 32.17% by Air Liquide Japan Ltd.

31 Air Liquide Australia Ltd (Australia):

In 2007, Société d'Oxygène et d'Acétylène d'Extrême-Orient (France) sold its shares to Air Liquide International.

100% including 79.74% held by Air Liquide International Corp. and 20.26% by Air Liquide International.

Companies marked with **P** are consolidated by proportional method and those marked with **E** by the equity method. Other companies are fully consolidated.

The total Group interest is given after the name of each company.

Voting rights are not different from the percentages of ownership held.

Statutory Auditors' Report
on consolidated financial statements

(free translation of a French language original)

This is a free translation into English of the Statutory Auditors' Report issued in the French language and is provided solely for the convenience of English speaking users. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. This report also includes information relating to the specific verification of information in the Group Management Report.

This report, together with the Statutory Auditors' Report addressing financial and accounting information in the Chairman's report on internal control, should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

To the shareholders,

In compliance with the assignment entrusted to us by your Shareholders' Meeting, we have audited the accompanying consolidated financial statements of L'Air Liquide S.A. for the year ended December 31, 2007.

These consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have conducted our audit in accordance with the professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present a true and fair view of the assets, liabilities, financial position of the Group at December 31, 2007 and the results of its operations for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union.

II. JUSTIFICATION OF ASSESSMENTS

In accordance with the requirements of Article L. 823-9 of the French Company Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

- intangible assets and goodwill were subject to impairment tests performed in accordance with the principles set out in note 5.F. of the consolidated financial statements relating to accounting policies. We have reviewed the soundness of the chosen approach and the assumptions used for these impairment tests and we carried out the assessment of the reasonableness of these estimates;
- we have reviewed the methodology used to recognize reserves for risks and charges. In particular, we assessed the process set out by the Management to identify and evaluate risks. We ensured that such provisions were recognized in accordance with the principles set out in the notes 11.A. and 11.B. of the consolidated financial statements relating to accounting policies.

These assessments were thus made in the context of the performance of our audit of the consolidated financial statements taken as a whole and therefore contributed to the formation of our audit opinion expressed in the first part of this report.

III. SPECIFIC VERIFICATION

In accordance with professional standards applicable in France, we have also verified the information given in the Group Management Report. We have no matters to report regarding its fair presentation and its conformity with the consolidated financial statements.

Courbevoie and Paris-La Défense, March 25, 2008

The Statutory Auditors

ERNST & YOUNG AUDIT	MAZARS & GUÉRARD
Olivier Breillot	Frédéric Allilaire

STATUTORY ACCOUNTS OF THE PARENT COMPANY

Balance sheet

For the year ended December 31

In millions of euros	As of December 31, 2006 Net	As of December 31, 2007 Gross	Depreciation, amortization and provision	Net
ASSETS				
Intangible assets	**62.8**	**208.2**	**149.2**	**59.0**
Tangible assets				
Land	22.9	39.8	14.3	25.5
Real estate units - Additional value arising from revaluation		2.1	2.1	
Buildings	37.0	90.7	54.6	36.1
Plant, machinery and equipment	77.6	292.7	216.6	76.1
Recyclable sales packaging	0.2	0.9	0.6	0.3
Other tangible assets	18.1	61.5	42.5	19.0
Tangible assets under construction	12.1	9.5		9.5
Payments on account - tangible assets	1.4	1.0		1.0
	169.3	**498.2**	**330.7**	**167.5**
Financial Investments				
Equity investments	7,495.6	8,631.5	63.4	8,568.1
Loans to equity affiliates	1.2	1.2		1.2
Other long-term investment securities	129.6	228.4	12.5	215.9
Loans	5.0	5.1	1.7	3.4
Other long-term investments	3.3	2.8		2.8
	7,634.7	**8,869.0**	**77.6**	**8,791.4**
Total non-current assets	**7,866.8**	**9,575.4**	**557.5**	**9,017.9**
Inventories and work-in-progress				
Raw materials and other supplies	6.6	7.9	0.2	7.7
Work-in-progress	9.3	13.5	0.3	13.2
Semi-finished and finished goods	41.4	42.0	1.9	40.1
	57.3	**63.4**	**2.4**	**61.0**
Prepayments and advances paid to suppliers	**18.9**	**5.2**		**5.2**
Trade receivables				
Trade receivables and related accounts	368.9	380.7	14.8	365.9
Other receivables	638.5	603.7	7.9	595.8
	1,007.4	**984.4**	**22.7**	**961.7**
Short-term financial investments		**26.2**		**26.2**
Cash	**26.8**	**14.9**		**14.9**
Prepayments and miscellaneous	**2.7**	**5.0**		**5.0**
	1,113.1	**1,099.1**	**25.1**	**1,074.0**
Loan issue premiums	**1.4**	**1.8**		**1.8**
Bond redemption premiums	**1.7**	**1.5**		**1.5**
Unrealized foreign exchange losses	**0.4**	**0.8**		**0.8**
TOTAL ASSETS	**8,983.4**	**10,678.6**	**582.6**	**10,096.0**

In millions of euros	As of December 31, 2006	As of December 31, 2007	
	Before approval of the financial statements	**Before approval of the financial statements**	**After approval of the financial statements**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity			
Share capital	1,332.6	1,313.6	1,313.6
Additional paid-in capital	75.3	5.9	5.9
Revaluation reserve	25.5	25.5	25.5
Reserves:			
■ Legal reserve	120.5	133.3	133.3
■ Tax-driven reserves	307.8	307.8	307.8
■ General reserve	1.8	1.2	1.2
■ Contingency reserve	69.5	69.5	69.5
■ Depreciation or amortization fund	2.3	2.3	2.3
■ Translation reserve	7.7	7.7	7.7
Retained earnings	860.8	632.7	655.8
Net profit for the year	547.6	574.1	
Sub-total			**2,522.6**
Accelerated depreciation	47.9	45.7	45.7
Other tax-driven provisions	0.1	0.1	0.1
	3,399.4	**3,119.4**	**2,568.4**
Provisions			
Provisions for contingencies	39.0	15.2	15.2
Provisions for losses	17.6	35.4	35.4
	56.6	**50.6**	**50.6**
Liabilities			
Other bonds	1,000.0	1,400.0	1,400.0
Bank borrowings	907.2	1,011.0	1,011.0
Other borrowings	48.7	52.9	52.9
Prepayments received from customers	92.8	58.7	58.7
Trade payables and related accounts	261.0	284.9	284.9
Tax and employee-related liabilities	242.6	307.7	307.7
Amounts payable in respect of fixed assets and related accounts	6.8	6.8	6.8
Others amounts payable	2,945.6	3,781.3	3,781.3
Dividends			551.0
Deferred income and miscellaneous	**22.6**	**22.7**	**22.7**
	5,527.3	**6,926.0**	**7,477.0**
Unrealized foreign exchange gains	**0.1**		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**8,983.4**	**10,096.0**	**10,096.0**

Income statement

For the year ended December 31

In millions of euros	2006	2007
Operating revenue		
Sales of:		
■ Goods	1,118.4	1,108.0
■ Services and related activities	431.3	477.0
Net revenue	**1,549.7**	**1,585.0**
Change in inventories of goods and services	(1.2)	2.2
Production of assets capitalized	26.9	24.4
Operating subsidies	1.5	1.1
Provision reversals	12.0	18.2
Expense reclassifications	14.1	23.2
Other revenues	196.0	200.9
Sub-total	**249.3**	**270.0**
Total I	**1,799.0**	**1,855.0**
Operating expenses		
Purchases of raw materials and other supplies	164.1	175.7
Change in inventories of raw materials and supplies	(0.3)	(1.1)
Other purchases	451.7	482.8
External charges	545.9	507.6
Duties and taxes other than corporate income tax	32.8	35.7
Wages, salaries and provisions for paid vacation	245.1	256.9
Social security contributions and similar charges	178.0	184.9
Depreciation, amortization and impairment losses:		
■ On non-current assets: depreciation, amortization and impairment losses	47.2	49.0
■ On current assets: charges to provisions	13.2	7.7
For contingencies and losses: charges to provisions	1.1	3.0
Other charges	6.4	15.5
Total II	**1,685.2**	**1,717.7**
Net operating profit/(loss) (I-II)	**113.8**	**137.3**

In millions of euros	2006	2007
Financial income		
Financial income from equity affiliates	588.2	683.7
Revenues from other marketable securities and long-term loans	14.4	18.6
Other interest and similar income	0.3	
Reversals of impairment and provisions	0.1	1.0
Foreign exchange gains	1.6	3.0
Capital gains on short-term financial investments		0.3
Total III	**604.6**	**706.6**
Financial expenses		
Amortization, impairment and provisions	1.1	9.4
Interest and similar charges	170.3	250.3
Foreign exchange losses	2.1	4.7
Total IV	**173.5**	**264.4**
Net profit/(loss) from financial items (III-IV)	**431.1**	**442.2**
Net profit/(loss) from ordinary activities before tax (I-II+III-IV)	**544.9**	**579.5**
Exceptional income		
Exceptional income from non-capital transactions	4.3	22.7
Exceptional income from capital transactions	4.8	161.0
Reversals of impairment and provisions	47.7	12.8
Total V	**56.8**	**196.5**
Exceptional expenses		
Exceptional charges on non-capital transactions	15.8	32.1
Exceptional charges on capital transactions	13.5	155.8
Exceptional depreciation, amortization, impairment and provisions	14.4	3.0
Total VI	**43.7**	**190.9**
Net exceptional items (V-VI)	**13.1**	**5.6**
Statutory employee profit-sharing	**2.6**	**2.7**
Corporate income tax	**7.8**	**8.3**
NET PROFIT FOR THE YEAR	**547.6**	**574.1**

Notes

1 ACCOUNTING POLICIES

1.1. General principles

The balance sheet and income statement of L'Air Liquide S.A. have been prepared in accordance with the French General Chart of Accounts (*Plan Comptable Général*) and the French Company Law (*Code de commerce*).

1.2. Non-current assets

A. INTANGIBLE ASSETS

Internally generated intangible assets primarily include the development costs of information management systems. They are capitalized only if they generate probable future economic benefits. Internal and external costs corresponding to detailed application design, programming, the performance of tests and the drafting of technical documentation intended for internal or external use are capitalized.

Significant maintenance and improvement costs are added to the initial cost of assets if they specifically meet the capitalization criteria.

Other intangible assets include separately acquired intangible assets such as software, licenses, certain businesses and intellectual property rights and are measured at acquisition cost.

Intangible assets are amortized according to the straight-line method over their estimated useful lives. Information management systems are generally amortized over 5 years.

B. TANGIBLE ASSETS

Land, buildings and equipment are recognized at historical cost, with the exception of items of property, plant and equipment acquired prior to December 31, 1976 which are stated at their revalued amount on this date, under the provisions of Law 76-1232 of December 29, 1976. Interim interest expense is not included in the cost.

Where appropriate, the costs of dismantling or retiring an asset are added to the initial cost of the asset and a provision is recognized to cover such costs.

Where components of a tangible asset have different useful lives, they are accounted for separately and depreciated over their own useful lives.

Depreciation is computed according to the straight-line method over their estimated useful lives as follows:

- buildings: 20 years;
- cylinders: 10 to 20 years;
- plants: 15 to 20 years;
- pipelines: 15 to 35 years;
- other equipment: 5 to 15 years.

Land is not depreciated.

C. IMPAIRMENT OF INTANGIBLE AND TANGIBLE ASSETS

The Company assesses at each closing date whether there is any indication of impairment loss of intangible and tangible assets. If such indications exist, an impairment test is performed to assess whether the carrying amount of the asset exceeds its present value, which is defined as the higher of its fair value less costs to sell and its value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value as this would be done for an investment decision.

When the present amount of an asset is lower than its net carrying amount, an impairment loss is recognized in the income statement. When the present value exceeds the carrying amount, the previously recognized impairment is reversed to the income statement.

D. EQUITY INVESTMENTS

Equity investments are recognized at their initial amount on the entry date, with the exception of those subject to a revaluation as provided by Law 76-1232 of December 29, 1976. Acquisition costs that are not representative of market value are expensed.

When the carrying amount, determined using the criteria normally adopted for the measurement of equity investments (capital value, net asset value), is lower than the gross amount, an impairment loss is recognized for the difference.

E. OTHER LONG-TERM INVESTMENT SECURITIES

When the Company purchases its own shares, they are recognized at cost as treasury shares in other long-term investment securities. The gains or losses on disposals of treasury shares contribute to the net profit for the year.

When the purchase cost of shares is higher than their valuation based on the average share price during the last month of the fiscal year, treasury shares earmarked for cancellation are not impaired.

1.3. Inventories and work-in-progress

Raw materials, supplies and goods are primarily measured at weighted average cost.

Work-in-progress and finished goods are measured at production cost calculated using a standard cost adjusted for annual cost variances. Production costs include direct and indirect production expenses.

A provision is recognized for inventories and work-in-progress when the estimated realizable amount is lower than cost.

Regarding the costs of research carried out under contracts signed with the French State or third parties, those costs assumed by the Company give rise to an impairment loss at year-end.

1.4. Trade and other current receivables

Trade and other current receivables are measured at historical cost less provisions.

Provisions are recognized when it becomes probable that the amount due will not be collected and the loss can be reasonably estimated. Allowances are valued by taking into account historical losses, age and a detailed risk estimate.

1.5. Foreign currency transactions

Foreign currency transactions are translated at the exchange rate prevailing on the transaction date, with the exception of forward hedging transactions that are translated at the hedging rate.

At year-end, the difference arising from the translation of receivables and payables, not subject to a forward hedge and denominated in a foreign currency, are recognized in suspense accounts in assets and liabilities ("Unrealized foreign currency gains or losses").

Unrealized foreign exchange losses are subject to a contingency provision.

1.6. Provisions

Provisions are recognized when:

- the Company has a present obligation as a result of a past event;
- it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation;
- a reliable estimate can be made of the amount of the obligation;

A provision for onerous contracts is recognized when the expected benefits from the contract are lower than the cost of meeting the obligations under the contract.

1.7. Financial instruments

Gains or losses relating to financial instruments used in hedging transactions are determined and recognized in line with the recording of income and expenses on the hedged items.

When the financial instruments used do not constitute hedging transactions, the losses resulting from their year-end fair value measurement are recognized in the income statement. Pursuant to the prudence principle, unrealized gains are not recognized in the income statement.

1.8. Post-employment benefits

The Company applies CNC recommendation 2003-R01 related to the recognition and measurement of retirement benefits and similar obligations as of January 1, 2005.

The Company provides its employees with various pension plans, termination benefits, jubilees (awards based on years of service) and other post-employment benefits for both active employees and retirees. These benefits are covered in two ways:

- by so-called defined contribution plans;
- by so-called defined benefit plans.

Defined contribution plans are plans under which the employer's sole obligation is to pay regular contributions. The employer does not grant any guarantee on the future level of benefits paid to the employee or retiree ("means-based obligation"). The annual pension expense is equal to the contribution paid during the fiscal year which relieves the employer from any further obligation.

Defined benefit plans are those by which the employer guarantees the future level of services defined in the agreement, most often depending on the employee's salary and seniority ("result-based obligation"). Defined benefit plans can be:

- either financed by contributions to a fund specialized in managing the contributions paid;
- or managed internally.

The Company grants both defined benefit and defined contribution plans.

In the case of defined benefit plans, retirement and similar obligations are measured by independent actuaries, according to the projected unit credit method. The actuarial calculations mainly take into account the following assumptions: salary increases, employee turnover, retirement date, expected salary trends, mortality, inflation and appropriate discount rates (5.50% as of December 31, 2007).

Actuarial gains and losses exceeding the greater of 10% of the obligations or 10% of the fair value of plan assets at the beginning of the reporting period are amortized over the expected average working lives of the plan participants.

In accordance with the option offered by CRC recommendation 2003-R01, the Company maintained its previous practices: obligations related to retirement termination benefits and jubilees are accrued whereas retirement obligations related to defined benefit plans are not recorded but are disclosed in the notes.

1.9. Revenue recognition

A. REVENUE FROM THE SALE OF GOODS AND SERVICES

Revenue from the sale of goods is recognized when the risks and rewards of ownership have been transferred to the buyer.

Revenue associated with delivery of services is recognized depending on the stage of completion of the project at the balance sheet date, when this can be reliably measured.

B. ENGINEERING AND CONSTRUCTION CONTRACTS

Revenue from construction contracts, its related costs and margin are recognized using the completed contract method.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

1.10. Tax consolidation

L'Air Liquide S.A. has set up a tax consolidation group with the French subsidiaries that it holds by more than 95%, directly or indirectly, as defined by Article 223 A of the French General Tax Code.

Each company calculates its tax provision as if it was taxed separately. L'Air Liquide S.A., as head of the tax consolidation group, recognizes as an expense the tax corresponding to its own profits and recognizes in a balance sheet current tax account the impact of restatements and eliminations performed when determining taxable profit as a whole and the tax deferrals of companies with losses.

1.11. Research and development expenditures

Development costs shall be recognized as assets if and only if the Company can demonstrate all of the following:

- the project is clearly identified and the related costs are individualized and reliably monitored;
- the technical feasibility of completing the intangible asset so that it will be available for use or sale is demonstrated;
- there is a clear intention to complete the intangible asset and use or sell it;
- it is probable that the project will generate future economic benefits for the Company.

It is considered that the conditions required by accounting standards for the capitalization of development costs are not met, since expenditures do not systematically result in the completion of an intangible asset that will be available for use or sale.

As a result, the development costs incurred by the Company in the course of its research and development projects are expensed as incurred.

2 NOTES ON INFORMATION RELATING TO STATUTORY ACCOUNTS

2.1. Intangible and tangible assets

Changes in gross value break down as follows:

In millions of euros	Gross value as of January 1, 2007	Additions	Disposals	Gross value as of December 31, 2007
Intangible assets				
Concessions, patents, licenses	71.4	5.2	(0.2)	76.4
Other intangible assets	117.3	15.7	(1.2)	131.8
TOTAL	**188.7**	**20.9**	**(1.4)**	**208.2**
Tangible assets				
Land	37.0	5.4	(2.6)	39.8
Real estate units – Additional value arising from revaluation	2.1			2.1
Buildings	88.9	5.8	(4.0)	90.7
Plant, machinery and equipment	287.6	11.5	(6.4)	292.7
Recyclable sales packaging	0.5	0.5	(0.1)	0.9
Other tangible assets	61.0	8.1	(7.6)	61.5
Tangible assets under construction	12.1	4.6	(7.2)	9.5
Payments on account – tangible assets	1.4	0.9	(1.3)	1.0
TOTAL	**490.6**	**36.8**	**(29.2)**	**498.2**

Changes in depreciation and impairment losses break down as follows:

In millions of euros	Depreciation, amortization and impairment losses as of January 1, 2007	Depreciation and amortization	Decreases, disposals, scrappings	Reversal of Impairment losses	Depreciation, amortization and impairment losses as of December 31, 2007
Intangible assets	125.9	23.6	(0.3)		149.2
Tangible assets	321.3	25.4	(16.0)		330.7
TOTAL	**447.2**	**49.0**	**(16.3)**	**(0.0)**	**479.9**

Notes:
Depreciation and amortization expenses totaled 49.0 million euros in 2007.
With respect to disposals, retirements and transfers, accumulated amortization of (16.3) million euros has been reversed.

2.2. Financial investments

Changes in gross value break down as follows:

In millions of euros	Gross value as of January 1, 2007	Increases	Decreases	Gross value as of December 31, 2007
Equity investments				
Companies operating in France	5,665.8	721.1	(148.5)	6,238.4
Companies operating outside of France	1,892.0	502.9	(1.8)	2,393.1
Total	7,557.8	1,224.0	(150.3)	8,631.5
Loans to equity affiliates	1.2			1.2
Other long-term investment securities	142.1	698.1	(611.8)	228.4
Loans	5.0	0.9	(0.8)	5.1
Other	3.3	0.4	(0.9)	2.8
TOTAL	**7,709.4**	**1,923.4**	**(763.8)**	**8,869.0**

Notes:

(a) The increase in equity investments operating in France was due to:
- the capital increases of the subsidiaries Air Liquide International for 680.0 million euros and Air Liquide Hydrogène for 40.0 million euros;
- the purchase of securities of the subsidiary Air Liquide Welding for 1.1 million euros.

(b) The increase in equity investments operating outside of France was due to the capital increase of the subsidiary Air Liquide Industriegase Gmbh & Co. KG for 502.9 million euros.

(c) The decrease in equity investments in companies operating in France was due to the disposal of securities of the companies:
- Société d'Oxygène et d'Acétylène d'Extrême-Orient for (147.4) million euros;
- Air Liquide Welding for (1.1) million euros.

(d) The decrease in equity investments in companies operating outside of France was due to the disposal of securities of the company Société d'Oxygène et d'Acétylène du Liban for (1.8) million euros.

(e) The change in other long-term investment securities mainly corresponds to:
- the acquisition of Company treasury shares pursuant to the 4th resolution of the Combined Shareholders' Meeting of May 9, 2007 for 528.2 million euros;
- the acquisition and sale of treasury shares under the liquidity contract implemented pursuant to the 4th resolution of the Combined Shareholders' Meeting of May 9, 2007, for 169.9 million euros and (164.2) million euros respectively;
- the cancellation of 789,000 shares with a par value of 11 euros pursuant to the 8th resolution of the Combined Shareholders' Meeting of May 10, 2006 in the amount of (129.0) million euros and the cancellation of 3,512,650 shares with a par value of 5.50 euros pursuant to the 8th resolution of the Combined Shareholders' Meeting of May 9, 2007 in the amount of (318.6) million euros.
The second cancellation was performed after June 13, 2007, the date of the two-for-one share split.

In accordance with the provisions of Article L. 233-6 of the French Company Law, Company performed the following transaction in 2007: disposal of the 13.22% stake in Société d'Oxygène et d'Acétylène d'Extrême-Orient.

2.3. Shareholders' equity

As of December 31, 2007, the share capital comprised 238,844,710 shares each with a par value of 5.50 euros. The number of shares making up the share capital takes into account two-for-one share split that occurred on June 13, 2007.

The portion of share capital arising from the special revaluation reserve totals 71.4 million euros.

In millions of euros	As of December 31, 2006 (before appropriation of earnings)	Appropriation of 2006 net profit (*)	Other changes	As of December 31, 2007 (before appropriation of earnings)
Share capital (a)	**1,332.6**		(19.0)	**1,313.6**
Additional paid-in capital (a)	**75.3**		(69.4)	**5.9**
Special revaluation reserve	**25.5**			**25.5**
Reserves:				
■ Legal reserve	**120.5**	12.8		**133.3**
■ Tax-driven reserves	**307.8**			**307.8**
■ General reserve	**1.8**		(0.6)	**1.2**
■ Contingency reserve	**69.5**			**69.5**
■ Depreciation and amortization fund	**2.3**			**2.3**
■ Translation reserve	**7.7**			**7.7**
Retained earnings (a) (b)	**860.8**	37.8	(265.9)	**632.7**
Net profit for the year	**547.6**	(547.6)	574.1	**574.1**
Accelerated depreciation	**47.9**		(2.2)	**45.7**
Other tax-driven provisions	**0.1**			**0.1**
TOTAL	**3,399.4**	**(497.0) (c)**	**217.0**	**3,119.4**

(*) Following the decision made at the Combined Shareholders' Meeting of May 9, 2007.

Notes:

(a) The change in the "Share capital", "Additional paid-in capital", and "Retained earnings" captions results from the following transactions:

- *capital increases in the amount of 9.0 million euros that break down as follows:*
  - *the issuance of 441,234 shares for cash with a par value of 11 euros, on the exercise of stock options (subscriptions before the two-for-one share split on June 13, 2007),*
  - *the issuance of 754,514 shares for cash with a par value of 5.50 euros, on the exercise of stock options (subscriptions after the two-for-one share split on June 13, 2007).*

The "Additional paid-in capital" caption was increased, due to the premiums related to these share capital increases by 79.9 million euros;

- *capital decreases in the amount of (28.0) million euros that break down as follows:*
  - *the cancellation of 789,000 treasury shares with a par value of 11 euros decided during the Board of Directors meeting of February 26, 2007,*
  - *the cancellation of 3,512,650 treasury shares with a par value of 5.50 euros decided during the Board of Directors meeting of November 8, 2007.*

The "Additional paid-in capital" and "Retained earnings" captions were reduced by the amount of premiums related to these shares of (149.3) million euros and (270.3) million euros respectively.

(b) The change in "Retained earnings" also includes the difference between the estimated bonus dividend and the bonus dividend actually paid and the cancellation of the dividend pertaining to treasury shares.

(c) Amounts distributed.

2.4. Impairment, allowances and provisions

A. IMPAIRMENT AND ALLOWANCES

Impairment and allowances are recognized when the asset's carrying amount is lower than its entry value.

Impairment and allowances break down as follows:

In millions of euros	2006	2007
Equity investments	62.2	63.4
Other long-term investment securities	12.5	12.5
Loans		1.7
Inventories and work-in-progress	2.9	2.4
Trade receivables and related accounts	24.3	14.8
Other receivables	1.5	7.9
TOTAL	**103.4**	**102.7**

The net change in impairment and allowances are represented by charges for 17.3 million euros, utilizations for (16.8) million euros and unused reversals for (1.2) million euros.

B. TAX-DRIVEN PROVISIONS

Tax-driven provisions break down as follows:

In millions of euros	2006	2007
Accelerated tax depreciation	47.9	45.7
Other special provisions in the form of a tax exemption	0.1	0.1

The net change in accelerated depreciation is represented by net reversals and cancellations for (2.2) million euros, performed under normal depreciation and amortization policies.

The net change in other special provisions is steady.

The movements recorded in tax-driven provisions increased the net profit for the year by 1.4 million euros (0.9 million euros in 2006).

Tax options were used to a maximum extent.

C. PROVISIONS

Provisions include:

- contingency provisions for industrial tax and sales contingencies, litigation, and probable losses due to sector risks or the launch of new businesses;
- provisions for restructuring expenses, jubilee awards and vesting rights with regard to retirement termination benefits.

Vested rights in respect of pension benefits recorded in contingency provisions in 2006 (25.3 million euros) were transferred to provisions for losses in 2007 (25.4 million euros).

Provisions break down as follows:

In millions of euros	2006	2007
Provisions for contingencies	39.0	15.2
Provisions for losses	17.6	35.4
TOTAL	**56.6**	**50.6**

The net change in provisions for contingencies and losses is represented by charges for 5.2 million euros, utilizations for (10.0) million euros and unused reversals for (1.2) million euros.

Charges are essentially related to provisions for the restructuring of the Industrial Merchant activity for 1.0 million euros, warranties and customer disputes for 2.8 million and foreign exchange risks for 0.8 million euros.

Utilizations primarily stem from Industrial Merchant activity restructuring costs for (8.3) million and the settlement of a tax dispute for (1.1) million euros.

2.5. Debt maturity analysis, prepayments and deferred income

	2006	2007		
In millions of euros	Gross	Gross	1 year or less	More than 1 year
Assets				
Loans to equity affiliates	1.2	1.2		1.2
Loans	5.0	5.1	0.5	4.6
Other long-term investments	3.3	2.8	1.7	1.1
Sub-total	**9.5**	**9.1**	**2.2**	**6.9**
Trade receivables and related accounts [(a)]	393.2	380.7	380.5	0.2
Other receivables	640.0	603.7	603.7	
Prepayments and miscellaneous	2.7	5.0	5.0	
Sub-total	**1,035.9**	**989.4**	**989.2**	**0.2**
TOTAL	**1,045.4**	**998.5**	**991.4**	**7.1**
(a) Including notes receivable.	*6.9*	*6.3*	*6.3*	

	2006	2007			
In millions of euros	Gross	Gross	1 year or less	1 to 5 years	More than 5 years
Liabilities					
Other bonds	1,000.0	1,400.0		500.0	900.0
Bank borrowings (a)	907.2	1,011.0		1,011.0	
Other borrowings	48.7	52.9	31.0	21.9	
Payments received from customers	92.8	58.7	18.4	28.1	12.2
Trade payables and related accounts (b)	261.0	284.9	284.9		
Tax and employee-related liabilities	242.6	307.7	307.7		
Amounts payable in respect of fixed assets and related accounts (c)	6.8	6.8	6.8		
Other amounts payable	2,945.6	3,781.3	3,781.3		
Unrealized foreign exchange gains	22.6	22.7	11.6	11.1	
TOTAL	**5,527.3**	**6,926.0**	**4,441.7**	**1,572.1**	**912.2**

(a) Including current bank loans and credit balance bank accounts 2.2
(b) Including notes payable
(c) Including notes payable on non-current assets

2.6. Accrued income and accrued expenses

In millions of euros	2006	2007
Accrued income		
Accrued income included in the following balance sheet items:		
Trade receivables and related accounts	2.1	3.9
Other receivables	32.3	60.6
TOTAL	**34.4**	**64.5**
Accrued expenses		
Accrued expenses included in the following balance sheet items:		
Other bonds		
Bank borrowings		
Other borrowings	1.3	0.5
Trade payables and related accounts	65.5	107.3
Tax and employee-related liabilities	46.7	61.8
Amounts payable on fixed assets and related accounts	1.1	2.3
Other amounts payable	33.1	42.6
TOTAL	**147.7**	**214.5**

2.7. Prepayments and deferred income

Prepayments and deferred income include income and expense items recorded during the period but related to a subsequent period.

2.8. Items concerning related undertakings

	2006		2007	
In millions of euros	**Gross**	**Including related undertakings**	**Gross**	**Including related undertakings**
Balance sheet				
Trade receivables and related accounts	393.2	73.9	380.7	91.6
Other receivables	640.0	542.3	603.7	530.9
Other borrowings	48.7		52.9	
Trade payables and related accounts (including amounts payable on fixed assets)	267.8	164.5	291.7	161.0
Other amounts payable	2,945.6	2,903.2	3,781.3	3,727.5
Income statement				
Financial expenses	173.5	94.5	264.4	160.7
Financial income	604.6	601.3	706.6	700.4

2.9. Off-balance sheet commitments

Off-balance sheet commitments break down as follows:

In millions of euros	**2006**	**2007**
Commitments received		
Endorsements, securities and guarantees received	0.9	0.9
TOTAL	**0.9**	**0.9**
Commitments given		
Endorsements, securities and guarantees given	39.4	22.0
To Air Liquide Finance and Air Liquide US LLC on transactions performed	1,120.0	1,430.0
TOTAL	**1,159.4**	**1,452.0**

To distinguish the industrial activities from the financing activity, L'Air Liquide S.A. set up Air Liquide Finance, a wholly-owned French subsidiary. In addition, Air Liquide Finance set up the wholly-owned Air Liquide US LLC subsidiary, in order to borrow on the US market.

In 2001, L'Air Liquide S.A. transferred to Air Liquide Finance the cash and interest rate risk financing and management activity for the Group.

Insofar as the sole activity of Air Liquide Finance and Air Liquide US LLC is the Group's financing, L' Air Liquide S.A. is required to guarantee any issuances performed by these companies.

2.10. Financial instruments

Unsettled derivatives as of December 31, 2007 break down as follows:

	2006		2007	
In millions of euros	**Carrying value**	**Fair value difference**	**Carrying value**	**Fair value difference**
Foreign exchange risk				
Currency forwards	39.0	1.5	99.8	2.8
TOTAL	**39.0**	**1.5**	**99.8**	**2.8**
Interest rate risk				
Interest rate swaps	72.5	0.4	72.5	1.4
TOTAL	**72.5**	**0.4**	**72.5**	**1.4**

The fair value difference represents the difference between the derivative's valuation and the value of the contract determined at the closing year-end exchange rate. Insofar as these instruments are all allocated to hedging transactions, the fair value differences have no impact on the financial statements for the 2007 and 2006 year-ends.

2.11. Net revenue

In millions of euros	2006	2007
Breakdown by business sector		
Gas and Services	1,346.6	1,398.2
Engineering/Construction	203.1	186.8
TOTAL	**1,549.7**	**1,585.0**
Breakdown by geographical area		
France	1,464.6	1,479.2
Abroad	85.1	105.8
TOTAL	**1,549.7**	**1,585.0**

Total net revenue as of December 31, 2007 increased by 2.3%.

Gas and Services net revenue increased by 3.8%.

Engineering/Construction net revenue, recorded using the completed contract method, decreased by 8.0%, but varies from quarter to quarter or period to period depending on invoicing dates.

2.12. Expense reclassifications

In 2007, expense reclassifications mainly include the reclassification to exceptional items of expenses related to the reorganization of the Industrial Merchant activity for 22.5 million euros (13.0 million euros in 2006).

2.13. Exceptional income and expenses

Exceptional income and expenses in 2007 primarily include:

- capital gains (net of capital losses) on asset disposals for 2.8 million euros;
- gains (net of losses) on the sale of treasury shares for 1.8 million euros under the liquidity contract;
- exceptional employee costs for (6.5) million euros;
- the reversal of a debt related to the tax consolidation regime for 20.0 million euros;
- net costs of a provision reversal for the restructuring of the Industrial Merchant activity for (15.2) million euros;
- exceptional income related to the invoicing of lost packaging for 1.9 million euros.

In 2006, they primarily included:

- the capital gain on the disposal of Société d'Utilisation Scientifique et Industrielle du Froid securities for 1.4 million euros;
- net provisions for the reversal of equity investment write-downs for (13.6) million euros;
- a 25.3 million euro reversal of contingency provisions with respect to the implementation of advanced technologies completed in 2006 for which the contract was invoiced. The corresponding Engineering/Construction loss was recorded in operating expenses;
- a reversal of a tax contingency provision for 2.8 million euros;
- net costs of a provision reversal for the restructuring of the Industrial Merchant for (6.1) million euros;
- exceptional income related to the invoicing of lost packaging for 3.0 million euros.

2.14. Retirement and similar plans

The company and a number of subsidiaries in France under the same Group agreement grant:

A. GROUP RETIREMENT BENEFIT GUARANTEE AGREEMENT

Additional benefits to retirees (4,605 retirees as of December 31, 2007) and to employees over 45, or with more than 20 years of service as of January 1, 1996 (588 employees as of December 31, 2007). These benefits provide a supplemental retirement income based on final pay, which is paid in addition to other normal retirement benefits. This plan was terminated on February 1, 1996. The annual amount paid with respect to this plan cannot exceed 12% of payroll or 12% of pre-tax profit for the companies involved. As a result of the plan's termination, this 12% value will be reduced starting in 2010, based on the annual decrease in the number of retirees. The contributions amounted to 36.5 million euros in 2007 (35.4 million euros in 2006) after reinvoicing subsidiaries. Without the limits described above, the actuarial value of the annual contributions paid to retirees and those eligible as of December 31, 2007, would be equal to approximately 632.5 million (508.0 million for retirees and 124.5 million for active employees).

Up to 7.0 million will be reallocated to the subsidiaries of L'Air Liquide S.A. included within the scope of the Group agreement.

B. EXTERNALLY FUNDED PLAN

An externally funded defined contribution plan for other employees not in the plan mentioned above (4,679 employees as of December 31, 2007) with at least one year of service. Contributions to this plan are jointly paid by the employer and employee. For 2007, employer contributions amounted to 6.5 million (5.5 million euros in 2006).

C. RETIREMENT TERMINATION BENEFITS AND JUBILEES

The corresponding obligations are provided for in the amount of 25.4 million euros (net of tax) and 2.4 million euros, respectively.

D. CALCULATION OF ACTUARIAL ASSUMPTIONS AND METHODS

The calculations with respect to the Group's retirement benefit guarantee agreement, retirement termination benefits and jubilees are performed by independent actuaries using the projected unit credit method.

Actuarial gains and losses exceeding the greater of 10% of the obligations or 10% of the plan assets are amortized over the expected average working lives of the plan participants.

The actuarial assumptions (turnover, mortality, retirement age, salary increase) vary according to demographic and economic conditions.

The discount rates used to determine the present value of obligations are based on Government bonds or High-quality Corporate bonds, with the same duration as the obligations at the valuation date.

E. EVOLUTION OF RETIREMENT OBLIGATIONS AND SIMILAR BENEFITS

Company obligations with respect to pension plans and similar benefits break down as follows:

In millions of euros	Defined benefit plan	Retirement indemnities	Long service awards	Total
Obligations as of December 31, 2006	**669.5**	**40.1**	**2.5**	**712.1**
Service cost	4.4	2.1	0.1	6.6
Interest cost	29.2	1.8	0.1	31.1
Employee contributions				
Plan amendments		12.1		12.1
Curtailment/Settlement				
Acquisition/(Divestiture)/ Merger				
Benefit payments	(40.3)	(3.5)	(0.1)	(43.9)
Actuarial (gains)/ losses	(30.3)	(6.1)	(0.2)	(36.6)
Exchange rate movements				
Obligations as of December 31, 2007	**632.5**	**46.5**	**2.4**	**681.4**

2.15. Statutory employee profit-sharing

The statutory employee profit-sharing was calculated under the terms and conditions of the agreement concluded on June 26, 1998, in addition to the amendments of September 7, 1998 and June 13, 2000 and registered with the French Labor Ministry on June 29, 1998, September 18, 1998 and June 23, 2000 respectively.

2.16. Corporate income tax

Corporate income tax totaled 8.3 million euros, compared to 7.8 million in 2006.

It breaks down as follows, after allocation of add-backs, deductions and tax credits relating to profits:

In millions of euros	2006	2007
Net profit from ordinary activities before tax	7.0	7.6
Net profit from exceptional items excluding transfers	0.1	
Transfers		
Additional contributions	0.7	0.7
TOTAL	**7.8**	**8.3**

In accordance with the provisions of Article 223 quater (iv) of the General Tax Code, it should be noted that depreciation and amortization and lease payments considered as non-deductible under Article 39.4 of the same code amounted to 0.5 million euros (0.4 million euros in 2006).

The Company adopted the tax consolidation regime to determine corporate income tax.

2.17. Deferred taxes

Deferred taxes arise from the timing differences between the tax regime and the accounting treatment of income and expenses. According to the nature of the differences, these deferred taxes, which, pursuant to the provisions of the chart of accounts are not recorded, will increase or decrease the future tax expense.

Deferred taxes as of December 31, 2007 are estimated as follows:

In millions of euros	2006	2007
Deferred tax assets (decrease in future tax expense)	13.5	10.4
Deferred tax liabilities (increase in future tax expense)		

Deferred taxes were calculated taking into account the 3.3% social security contribution on earnings (i.e. a general rate of 34.43%).

2.18. Remuneration allocated to members of Executive Management and the Board of Directors

The remuneration (short-term benefits: fixed and variable portions, benefits in-kind, retirement termination benefits, directors' fees) allocated by the Company to members of Executive Management and the Board of Directors respectively, amounts to:

In millions of euros	2007
Remuneration of Executive Management	5.1
Remuneration of the Board of Directors	0.5
TOTAL	**5.6**

During 2007, the Company paid amounts to third parties with respect to supplemental retirement benefits on behalf of Benoît Potier and Klaus Schmieder (74,563 and 86,640 euros respectively) and death and disability benefits on behalf of Benoît Potier (53,737 euros) for a total of 214,940 euros.

2.19. Average number of employees

The monthly average number of employees in 2007 was:

	2006	2007
Engineers and executives	1,853	1,939
Supervisory staff	2,287	2,266
Employees	152	124
Laborers	699	640
TOTAL	**4,991**	**4,969**

2.20. Subsidiaries and Affiliates information

In thousands of euros	Share capital as of December 31, 2007	Other equity as of December 31, 2007	% share holding
A. Detailed information on affiliates whose carrying amounts exceed 1% of the capital of the Company required to publish its financial statements			
I - SUBSIDIARIES (more than 50% of capital held by the Company)			
a) Companies operating in France			
Air Liquide Santé (International) – 75, quai d'Orsay – 75007 Paris	33,347	79,149	99.99
Société Immobilière de L'Air Liquide – 75, quai d'Orsay – 75007 Paris	50	(4,894) [a]	99.99
Air Liquide International [b] – 75, quai d'Orsay – 75007 Paris	2,534,851	2,567,740 [a]	99.99
Air Liquide Stockage – 6, rue Cognacq-Jay – 75007 Paris	224,793	30,124	100.00
Société des Gaz Industriels de France – 6, rue Cognacq-Jay – 75007 Paris	115,138	152,385	65.13
Air Liquide Hydrogène – 6, rue Cognacq-Jay – 75007 Paris	40,037	7,537	99.99
Chemoxal – 75, quai d'Orsay – 75007 Paris	30,036	3,307	99.99
Société Industrielle des Gaz de l'Air – 75, quai d'Orsay – 75007 Paris	34,513	(7,167)	99.58
Altal – 75, quai d'Orsay – 75007 Paris	15,292	87	99.99
Air Liquide Finance – 6, rue Cognacq-Jay – 75007 Paris	33,600	25,398	99.99
Air Liquide Engineering – 6, rue Cognacq-Jay – 75007 Paris	12,000	15,038	99.99
Air Liquide Services [b] – 6, rue Cognacq-Jay – 75007 Paris	22,565	(3,921)	99.99
b) Companies operating outside of France			
Air Liquide Industriegase GmbH & Co. KG Hans-Günther-Sohl-Strasse 5 – 40235 Düsseldorf – Germany	10	2,583,727	100.00
II - AFFILIATES (10 to 50% of capital held by the Company)			
a) Companies operating in France			
Air Liquide Santé France – 6, rue Cognacq-Jay – 75007 Paris	10,403	46,547	10.12
b) Companies operating outside of France - None			
B. General information on other subsidiaries and affiliates			
I - SUBSIDIARIES NOT INCLUDED IN I			
a) French subsidiaries (together)			
b) foreign subsidiaries (together)			
II - AFFILIATES NOT INCLUDED IN II			
a) French companies (together)			
b) foreign companies (together)			

(a) Air Liquide International and Société Immobilière de L'Air Liquide pay a portion of their dividend in the form of an interim dividend.
(b) Holding company.

Carrying amount of shares held after the revaluations of 1976, 1978 and 1979							
Gross	Net	Including revaluation difference	Loans and advances granted by the Company and not repaid	Guarantees and endorsements given by the Company	2007 net revenue	Net profit (or loss) for 2007	Dividends collected by the Company during 2007
110,808	110,808	6,301			19,461	52,223	42,808
16,108	16,108	16,070			8,832	5,428	5,379 [a]
5,432,895	5,432,895	21,186				586,682	598,338 [a]
225,189	225,189				46,000	2,938	
115,148	115,148				367,515	19,747	
40,037	40,037				66,288	(16,361)	
30,326	30,326					16,038	13,255
35,575	35,575				90	(1,513)	
16,150	15,213				65,166	566	
34,501	34,501			1,430,000		7,537	
16,028	16,028				293,547	5,509	
38,772	18,644					210	
2,382,942	2,382,942				66,001	61,400	
20,388	20,388				206,628	24,890	1,965
106,153	64,561	2,348	1,467	440			16,957
331	331						
152	152						
8,734	7,997						4,920

Marketable securities held in portfolio as of December 31, 2007

In thousands of euros

Number of shares or units	% shareholding	Companies	Net carrying amounts after 1976-1978 and 1979 revaluations
A. Shares with a net carrying amount exceeding 15,245 euros per share category or shareholding			
I - Equity investments			
		1. French companies	
		a/ Listed equity investments	
		None	
		b/ Unlisted equity investments	
168,990,094	99.99	Air Liquide International	5,432,895
22,479,281	100.00	Air Liquide Stockage	225,189
491,715	65.13	Société des Gaz Industriels de France	115,148
2,084,151	99.99	Air Liquide Santé (International)	110,808
4,003,693	99.99	Air Liquide Hydrogène	40,037
2,291,090	99.58	Société Industrielle des Gaz de l'Air	35,575
2,799,994	99.99	Air Liquide Finance	34,501
1,969,564	99.99	Chemoxal	30,326
70,184	10.12	Air Liquide Santé France	20,388
1,880,437	99.99	Air Liquide Services	18,644
749,994	99.99	Air Liquide Engineering	16,028
955,723	99.99	Altal	15,213
58,950	89.18	Carbonique Française - Azote et Produits Chimiques - CAPEC	11,305
488,346	76.49	Air Liquide Electronics Materials	7,445
1,434,810	99.99	Air Liquide Participations	6,859
437,782	99.99	Air Liquide Electronics Systems	6,674
299,994	99.99	Sudac Air Service	4,848
244,316	98.36	Aqualung International	4,147
194,994	99.99	Cryolor	4,003
239,194	99.99	Azérus	3,646
2,494	99.76	Carbo 2	3,404
201,532	99.99	Cryopal	3,024
179,994	99.99	Sicogef	2,744
39,995	99.99	Sorgal	1,975
173,843	99.99	Air Liquide Innovation	1,655

In thousands of euros

Number of shares or units	% shareholding	Companies	Net carrying amounts after 1976-1978 and 1979 revaluations
59,104	99.99	Baikowski Soudage	1,296
40,493	99.98	Air Liquide Europe Centrale et Orientale	618
319,796	99.94	Société Anonyme Française Péroune	159
9,995	49.98	Fabriques d'Oxygène du Sud-Ouest Réunies	152
5,000	100.00	Air Liquide Production	50
4,994	99.88	Air Liquide Expansion	50
4,994	99.88	Air Liquide Exploitation	50
4,994	99.88	Air Liquide Management	50
4,995	99.90	Air Liquide Marketing	50
3,194	99.81	Air Liquide Cryogénic Services	48
2,494	0.82	Bioxal	38
			6,159,042
		2. Foreign companies	
		a/ Listed equity investments	
		None	
		b/ Unlisted equity investments	**2,392,526**
II - Other long-term investment securities			
		1. French companies	
		a/ Listed securities	
2,275,646	0.95	Treasury shares	215,377
			215,377
		b/ Unlisted securities	
742,322	1.86	Arianespace Participation	456
			456
		2. Foreign companies	
		None	
III - Marketable securities			**26,147**
B. Securities with a net carrying amount of less than 15,245 euros			
		a/ Equity investments	20
		b/ Other long-term investment securities	15
			35
C. Investments in real estate companies			
		Unlisted securities	**16,638**
GRAND TOTAL (A + B + C)			**8,810,221**

Statutory Auditors' Report
on the annual financial statements

(free translation of a French language original)

This is a free translation into English of the Statutory Auditors' Report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes explanatory paragraphs discussing the auditors' assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the annual financial statements. The report also includes information relating to the specific verification of information in the management report.

This report, together with the Statutory Auditors' Report addressing financial and accounting information in the Chairman's report on internal control, should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

To the Shareholders of L'Air Liquide S.A.,

In compliance with the assignment entrusted to us by your Shareholders' meeting, we hereby report to you, for the year ended December 31, 2007, on:

- the audit of the accompanying annual financial statements of L'Air Liquide S.A.;
- the justification of our assessments;
- the specific verifications and information required by law.

These annual financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. OPINION ON THE FINANCIAL STATEMENTS

We conducted our audit in accordance with the professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2007 and the results of its operations for the year then ended, in accordance with the accounting rules and principles applicable in France.

II. JUSTIFICATION OF ASSESSMENTS

In accordance with the requirements of Article L. 823-9 of French Company Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

Investments are valued in accordance with the methods described in the note 1.2.D to the annual financial statements. We assessed the approach and the estimates used by the Company were reasonable, and checked the depreciation computation, if any.

The assessments were thus made in the context of the performance of our audit of the financial statements of the Company taken as a whole and therefore contributed to the formation of our audit opinion expressed in the first part of this report.

III. SPECIFIC VERIFICATIONS AND INFORMATION

We have also performed the specific verifications required by law in accordance with professional standards applicable in France.

We have no matters to report regarding:

- the fair presentation and the conformity with the financial statements of the information given in the Directors' Report and in the documents addressed to the shareholders with respect to the financial position and the financial statements;
- the fair presentation of the information given in the Directors' Report in respect of remunerations and benefits granted to the relevant directors and any other commitments made in their favor in connection with, or subsequent to, their appointment, termination or change in current function.

In accordance with French law, we have ensured that the required information concerning the purchase of investments and controlling interests and the names of the shareholders (and holders of the voting rights) has been properly disclosed in the Directors' Report.

Courbevoie and Paris-La Défense, March 25, 2008

The Staturory Auditor's

MAZARS & GUÉRARD	ERNST & YOUNG AUDIT
Frédéric Allilaire	Olivier Breillot

Five-year summary

(articles R225-83 et R225-102 of French Code de commerce)

	2003	2004	2005	2006	2007
I - Share capital at the end of the year					
a) Share capital *(in euros)* [1][2][3]	1,099,042,087	1,200,989,053	1,204,923,225	1,332,641,079	1,313,645,905
b) Number of outstanding ordinary shares [4]	99,912,917	109,180,823	109,538,475	121,149,189	238,844,710
c) Number of shares with bonus dividend entitlement [4][5]	24,266,063	25,876,746	27,264,001	31,126,097	61,587,166
d) Number of outstanding preferred dividend shares (without voting rights)					
e) Maximum number of shares to be created					
■ e.1 by conversion of bonds					
■ e.2 by exercise of subscription rights					
II - Operations and results of the year *(In millions of euros)*					
a) Net revenue	1,317.6	1,347.6	1,460.1	1,549.7	1,585.0
b) Net profit before tax, employee profit-sharing, depreciation, amortization and provisions [6]	436.6	553.8	563.9	634.9	657.3
c) Corporate income tax	84.4	10.0	33.8	7.8	8.3
d) Employee profit-sharing for the year	3.2	2.0	1.7	2.6	2.7
e) Net profit after tax, employee profit-sharing, and depreciation, amortization and provisions [6]	328.4	383.9	441.3	547.6	574.1
f) Non-recurring capital gains or losses [7]	83.9		155.8		
g) Net profit	412.3	383.9	597.1	547.6	574.1
h) Distributed profit [8]	336.2	391.2	432.1	497.0	551.0
III - Per share data *(In euros)*					
a) Net profit after tax, employee profit-sharing, but before depreciation, amortization and provisions [6]					
■ over the number of ordinary shares outstanding	4.16	4.96	5.06	5.16	2.71
■ over the adjusted number of shares [9]	3.47	2.28	2.33	2.60	2.70
b) Net profit after tax, employee profit-sharing and depreciation, amortization and provisions [6]					
■ over the number of ordinary shares outstanding	3.29	3.52	4.03	4.52	2.40
■ over the adjusted number of shares [9]	1.37	1.61	1.86	2.28	2.40
c) Dividend allocated to each share					
■ over the number of ordinary shares outstanding	3.20	3.50	3.85	4.00	2.25
■ over the adjusted number of shares [10]	1.32	1.59	1.75	2.00	2.25
d) Bonus dividend					
■ over the number of beneficiary shares	0.32	0.35	0.38	0.40	0.22
■ over the number of adjusted shares [10]	0.13	0.16	0.18	0.20	0.22
IV - Employees working in France					
a) Average number of salaried employees during the year	4,980	5,028	5,057	4,991	4,969
b) Total payroll for the year *(In millions of euros)*	208.3	218.8	228.2	235.3	244.1
c) Amounts paid with respect to employee benefits during the year (social security, staff benefits, etc.) and provisions for paid vacations *(In millions of euros)*	154.9	170.3	179.4	187.8	197.7

(1) *Using the authorization granted by the 8th resolution of the Combined Shareholders' Meeting of April 30, 2002, the 9th resolution of the Combined Shareholders' Meeting of May 15, 2003, the 13th resolution of the Combined Shareholders' Meeting of May 12, 2004, and the 10th resolution of the Combined Shareholders' Meeting of May 11, 2005, the Management Board made the following decisions:*

- in its meeting of February 25, 2003, capital decrease by cancellation of 1,000,000 treasury shares;
- in its meeting of February 25, 2004, capital decrease by cancellation of 1,000,000 treasury shares;
- in its meeting of February 24, 2005, capital decrease by cancellation of 350,000 treasury shares;
- in its meeting of February 24, 2006, capital decrease by cancellation of 550,000 treasury shares.

Using the authorization granted by the the 8th resolution of the Combined Shareholders' Meeting of May 10, 2006 and the 8th resolution of the Combined Shareholders' Meeting of May 9, 2007 the Board of Directors made the following decisions:

- in its meeting of February 26, 2007, capital decrease by cancellation of 789,000 treasury shares;
- in its meeting of November 8, 2007, capital decrease by cancellation of 3,512,650 treasury shares.

(2) *Using the authorization granted by the 14th resolution of the Combined Shareholders' Meeting of May 12, 2004, the Management Board made the following decisions:*

- in its meeting of May 12, 2004, the granting for no consideration of one new share for ten existing shares (ranking for dividends as of 01.01.2004), and the granting for no consideration of a 10% bonus for shares held in registered form from December 31, 2001 to June 11, 2004 (ranking for dividends as of 01.01.2004).

Using the authorization granted by the 10th resolution of the Combined Shareholders' Meeting of May 10, 2006, the Board of Directors made the following decisions:

- in its meeting of May 10, 2006, the granting for no consideration of one new share for ten existing shares (ranking for dividends as of 01.01.2006), and the granting for no consideration of a 10% bonus for shares held in registered form from December 31, 2003 to June 12, 2006 (ranking for dividends as of 01.01.2006).

(3) ***Before the Company's two-for-one share split:***

Using the authorizations granted by the resolutions of the Extraordinary Shareholders' Meeting of May 22, 1996, the Combined Shareholders' Meeting of May 12, 1999, the Combined Shareholders' Meeting of May 4, 2000, the Combined Shareholders' Meeting of April 30, 2002, and the Combined Shareholders' Meeting of May 12, 2004, the Board of Directors noted:

- in its meeting of February 26, 2007, the issuance of 145,049 shares arising from:
  - *the exercise of 71,066 options, in accordance with the deliberations of the Management Board on October 10, 2002.*
  These shares were subscribed at the price of 105.78 euros, i.e. with a premium of 94.78 euros (ranking for dividends as of 01.01.2007);
  - the exercise of 2,454 options, in accordance with the deliberations of the Management Board on October 10,2002.
  These shares were subscribed at the price of 105.86 euros, i.e. with a premium of 94.86 euros (ranking for dividends as of 01.01.2007);
  - the exercise of 4,549 options, in accordance with the deliberations of the Board of Directors on May 12, 1999.
  These shares were subscribed at the price of 98.81 euros, i.e. with a premium of 87.81 euros (ranking for dividends as of 01.01.2007);
  - the exercise of 36,433 options, in accordance with the deliberations of the Board of Directors on September 7, 2000.
  These shares were subscribed at the price of 104.32 euros, i.e. with a premium of 93.32 euros (ranking for dividends as of 01.01.2007);
  - the exercise of 30,547 options, in accordance with the deliberations of the Management Board on June 14, 2002.
  These shares were subscribed at the price of 123.41 euros, i.e. with a premium of 112.41 euros (ranking for dividends as of 01.01.2007).
- in its meeting of May 9, 2007, the issuance of 239,289 shares arising from:
  - the exercise of 1,020 options, in accordance with the deliberations of the Board of Directors on May 12, 1999.
  These shares were subscribed at the price of 98.81 euros, i.e. with a premium of 87.81 euros (ranking for dividends as of 01.01.2007);
  - the exercise of 126,625 options, in accordance with the deliberations of the Board of Directors on September 7, 2000.
  These shares were subscribed at the price of 104.32 euros, i.e. with a premium of 93.32 euros (ranking for dividends as of 01.01.2007);
  - the exercise of 60,911 options, in accordance with the deliberations of the Management Board on October 10, 2002.
  These shares were subscribed at the price of 105.78 euros, i.e. with a premium of 94.78 euros (ranking for dividends as of 01.01.2007);
  - the exercise of 48,277 options, in accordance with the deliberations of the Management Board on June 14, 2002.
  These shares were subscribed at the price of 123.41 euros, i.e. with a premium of 112.41 euros (ranking for dividends as of 01.01.2007);
  - the exercise of 1,575 options, in accordance with the deliberations of the Management Board on April 8, 2004.
  These shares were subscribed at the price of 114.87 euros, i.e. with a premium of 103.87 euros (ranking for dividends as of 01.01.2007);
  - the exercise of 881 options, in accordance with the deliberations of the Management Board on March 21, 2005.
  These shares were subscribed at the price of 125.45 euros, i.e. with a premium of 114.45 euros (ranking for dividends as of 01.01.2007).

Using the authorizations granted by the resolutions of the Combined Shareholders' Meeting of May 12, 1999, the Combined Shareholders' Meeting of May 4, 2000, the Combined Shareholders' Meeting of April 30, 2002, by delegation of powers granted by the Board of Directors at its meeting of May 9, 2007:

- On June 13, 2007, the Chief Executive Officer took due note of the issuance of 56,896 shares resulting from:
  - the exercise of 4,896 options, in accordance with the deliberations of the Board of Directors on May 12, 1999.
  These shares were subscribed at the price of 98.81 euros, i.e. with a premium of 87.81 euros (ranking for dividends as of 01.01.2007);
  - the exercise of 30,459 options, in accordance with the deliberations of the Board of Directors on September 7, 2000.
  These shares were subscribed at the price of 104.32 euros, i.e. with a premium of 93.32 euros (ranking for dividends as of 01.01.2007);
  - the exercise of 14,111 options, in accordance with the deliberations of the Management Board on October 10, 2002.
  These shares were subscribed at the price of 105.78 euros, i.e. with a premium of 94.78 euros (ranking for dividends as of 01.01.2007);
  - the exercise of 124 options, in accordance with the deliberations of the Management Board on October 10, 2002.
  These shares were subscribed at the price of 105.86 euros, i.e. with a premium of 94.86 euros (ranking for dividends as of 01.01.2007);
  - the exercise of 7,306 options, in accordance with the deliberations of the Management Board on June 14, 2002.
  These shares were subscribed at the price of 123.41 euros, i.e. with a premium of 112.41 euros (ranking for dividends as of 01.01.2007).

After the Company's two-for-one stock share split:

Using the authorizations granted by the resolutions of the Combined Shareholders' Meeting of May 12, 1999, the Combined Shareholders' Meeting of May 4, 2000 the Combined Shareholders' Meeting of April 30, 2002, the Board of Directors noted:

- in its meeting of November 8, 2007, the issuance of 641,249 shares arising from:
  - the exercise of 43,382 options, in accordance with the deliberations of the Board of Directors on May 12, 1999.
  These shares were subscribed at the price of 49.40 euros, i.e. with a premium of 43.90 euros (ranking for dividends as of 01.01.2007);
  - the exercise of 388,554 options, in accordance with the deliberations of the Board of Directors on September 7, 2000.
  These shares were subscribed at the price of 52.16 euros, i.e. with a premium of 46.66 euros (ranking for dividends as of 01.01.2007);
  - the exercise of 95,072 options, in accordance with the deliberations of the Management Board on October 10, 2002.
  These shares were subscribed at the price of 52.89 euros, i.e. with a premium of 47.39 euros (ranking for dividends as of 01.01.2007);
  - the exercise of 472 options, in accordance with the deliberations of the Management Board on October 10, 2002.
  These shares were subscribed at the price of 52.93 euros, i.e. with a premium of 47.43 euros (ranking for dividends as of 01.01.2007);
  - the exercise of 113,769 options, in accordance with the deliberations of the Management Board on June 14, 2002.
  These shares were subscribed at the price of 61.70 euros, i.e. with a premium of 56.20 euros (ranking for dividends as of 01.01.2007).
- in its meeting of February 14 2008, the issuance of 113,265 shares arising from:
  - the exercise of 11,658 options, in accordance with the deliberations of the Board of Directors on May 12, 1999.
  These shares were subscribed at the price of 49.40 euros, i.e. with a premium of 43.90 euros (ranking for dividends as of 01.01.2007).
  - the exercise of 34,920 options, in accordance with the deliberations of the Management Board on October 10, 2002.
  These shares were subscribed at the price of 52.89 euros, i.e. with a premium of 47.39 euros (ranking for dividends as of 01.01.2007).
  - the exercise of 66,687 options, in accordance with the deliberations of the Management Board on June 14, 2002.
  These shares were subscribed at the price of 61.70 euros, i.e. with a premium of 56.20 euros (ranking for dividends as of 01.01.2007).

(4) At its meeting of May 9, 2007, the Board of Directors set June 13, 2007 as the date on which the two-for-one share split would take place pursuant to the adoption of the 12th resolution by the Combined Shareholders' Meeting of May 9, 2007.

(5) Beginning December 31, 1995, shareholders holding their shares in registered form for at least two years at the period-end, and who will retain these shares in this form until the dividend payment date, will receive a dividend with a 10% bonus compared to the dividend paid to other shares.
The difference between the bonus dividend calculated on the number of shares outstanding as of the period-end and the bonus dividend actually paid shall be allocated to retaining earnings.

(6) Net profit before transfer and disposal gains.

(7) Capital gains on transfers and disposals.

(8) Including equalization tax (8.7 million euros in 2003).

(9) Adjusted to take into account, in the weighted average, the capital increases performed via capitalization of reserves or additional paid-in capital, cash subscriptions and treasury shares.

(10) Adjusted to take into account the capital increases performed via capitalization of reserves or additional paid-in capital.

04

General Shareholders' Meeting 2008

Board of Directors' report
on the resolutions presented to the combined Shareholders' Meeting

NET EARNINGS FOR THE FISCAL YEAR

Attached to this report are the financial statements of L'Air Liquide S.A. that have been prepared by applying the methods provided for by law and the standards of the French General Chart of Accounts.

Revenue for the fiscal year ended December 31, 2007 amounted to 1,585.0 million euros compared to 1,549.7 million euros in 2006, up by 2.3%.

Net earnings of L'Air Liquide S.A. for the fiscal year ended December 31, 2007 amounted to 574.1 million euros compared to 547.6 million euros for 2006.

The income from French and foreign equity securities amounted to 683.7 million euros compared to 588.2 million euros in 2006.

Consolidated revenue for 2007 amounted to 11,801.2 million euros, compared to 10,948.7 million euros in 2006, up by 7.8%. On a comparable basis (excluding foreign exchange impacts, natural gas prices and material changes in the scope of consolidation), the increase is 7.6%.

Consolidated net earnings, after deduction of minority interests, amounted to 1,123.1 million euros compared with 1,002.3 million euros in 2006, an increase of 12.1% (a 14.4% increase excluding foreign exchange impact).

These results are described in detail in the Management Report and the financial statements.

INFORMATION ON CAPITAL

Share split

The Combined Shareholders' Meeting of May 9, 2007 decided to divide the par value of the shares comprising share capital by 2, thus reducing it from 11.00 euros to 5.50 euros. Hence, the number of outstanding shares has been doubled.

This measure became effective on June 13, 2007. The share capital of 1,328,815,653 euros, previously divided into 120,801,423 shares each with a par value of 11 euros was therefore divided into 241,602,846 shares each with a par value of 5.50 euros.

Amount of capital held by employees

Since 1986, L'Air Liquide S.A. has given the employees of certain Group companies the possibility to subscribe for capital increases reserved for them. A total of 2,036,034 shares (excluding the share split and the allocation of bonus shares to shareholders) have been subscribed in this manner. Pursuant to the provisions of Article L. 225-102 of the French Commercial Code, we hereby inform you that the number of shares held by the employees of your Company and its subsidiaries within the meaning of Article L. 225-180 of the French Commercial Code, at December 31, 2007, was 2,510,668 shares representing 1.1% of the capital.

Acquisition of investments and controlling interests

In accordance with the provisions of Article L. 233-6 of the French Commercial Code, it should be noted that in 2007 the Company transferred its 13.2% investment in Société d'Oxygène et d'Acétylène d'Extrême-Orient to Air Liquide International.

Identity of the holders of capital and voting rights

As of August 21, 2007, Legendre Holding 11, controlled by Eurazeo, has stated that it owns 5.5% of the capital and voting rights.

RESOLUTIONS WITHIN THE AUTHORITY OF THE ORDINARY SHAREHOLDERS' MEETING

We ask you, after you have reviewed:

- the report of the Board of Directors on the operation and management of the Company and its Group during the 2007 fiscal year;
- the Company's financial statements, income statement, balance sheet and notes thereto;
- the Group's consolidated financial statements;
- the reports of the statutory auditors;

to approve the Company's financial statements and the consolidated financial statements for the year ended December 31, 2007 as presented, as well as the transactions set out in these financial statements or mentioned in these reports.

Your Company's net earnings allow the Board to propose, for each of the shares existing at December 31, 2007 (i.e. a total number of 238,844,710 shares), a dividend of 2.25 euros.

To recap, the dividend paid in 2007 was 4 euros, which corresponds to a dividend of 2 euros after the two-for-one share split on June 13, 2007.

In accordance with the provisions of Article 243 bis of the French Tax Code, it is specified that this dividend is in its entirety eligible for the 40% allowance referred to in § 3, 2° of Article 158 of the French Tax Code.

In addition, the shareholders who had held their shares in registered form for at least two years as of December 31, 2007 and who retain such shares in registered form up to the dividend payment date, shall be entitled, for such shares (i.e. a total number of 61,587,166 shares at December 31, 2007), to a bonus dividend of 10% compared with the dividend paid to the other shares, or a dividend of 2.47 euros. In accordance with the provisions of Article 243 bis of the French Tax Code, it is specified that this dividend is also in its entirety eligible for the 40% allowance referred to in § 3, 2° of Article 158 of the French Tax Code.

The difference between the bonus dividend calculated on the number of actions known to exist at December 31, 2007 and the bonus dividend actually paid will be allocated to the retained earnings account.

We wish to remind you that, in order for them to be easily negotiable, shares resulting from the exercise of stock options are created with dividend rights as of the date of delivery of the shares and not with dividend rights as of January 1 of the year of exercise of the stock option.

Accordingly, we ask you to authorize the Board of Directors to deduct from the retained earnings account the sums necessary to pay the dividend for the shares that may be created in this way between January 1 and May 19, 2008, the dividend payment date.

We also ask you to take due note of distributable earnings for the year. Such amount includes profits for 2007 of 574,088,390 euros and available retained earnings of 386,882,197 euros as of the date of this General Shareholders' Meeting, i.e. a total of 960,970,587 euros. Available retained earnings as of December 31, 2007 amounted to 632.8 million euros, less 245.9 million euros following the share capital decrease decided by the Board of Directors on February 14, 2008.

We propose that you allocate distributable earnings for the fiscal year 2007, i.e. 960,970,587 euros, as follows:

	(in euros)
■ appropriation	
▪ to retained earnings	410,020,813
▪ to the distribution of a dividend	550,949,774

Dividend distribution

In accordance with French law, we wish to remind you that the distributions made in respect of the last three fiscal years were as follows:

2004	Total amount distributed *(In euros)*	Number of shares [a]	Dividend distributed eligible in its entirety for the 50% allowance referred to in Article 158.3.2 of the French Tax Code *(In euros)*
Ordinary dividend	382,132,881	109,180,823	3.50
Bonus dividend	9,056,861	25,876,746	0.35
2005	**Total amount distributed**	**Number of shares [a]**	**Dividend distributed eligible in its entirety for the 40% allowance referred to in Article 158.3.2 of the French Tax Code**
Ordinary dividend	421,723,129	109,538,475	3.85
Bonus dividend	10,360,320	27,264,001	0.38
2006	**Total amount distributed**	**Number of shares [a]**	**Dividend distributed eligible in its entirety for the 40% allowance referred to in Article 158.3.2 of the French Tax Code**
Ordinary dividend	484,596,756	121,149,189	4.00
Bonus dividend	12,450,439	31,126,097	0.40

(a) Number of shares expressed historically

In 2006, the change in the number of shares essentially results from the allocation of bonus shares to shareholders (creation of 11,180,106 shares through the allocation of one new share for ten old shares).

Purchase by the Company of its own shares

A. SPECIAL REPORT ON THE COMPLETION OF THE COMPANY'S SHARE BUY-BACK PROGRAM (within the meaning of Article L. 225-209, al. 2, of the French Commercial Code)

The Combined Shareholders' Meeting of May 9, 2007 had authorized the Board, for a period of eighteen months, in accordance with Articles L. 225-209 et seq. of the French Commercial Code, to cause the Company to repurchase its own shares in order to:

- cancel them;
- retain them for the purpose of tendering them within the scope of an exchange offer or for payment in external growth transactions, in accordance with recognized market practice and applicable regulations;
- implement any stock option or bonus share allotment plans for the Group employees or corporate officers, or part of them;
- maintain an active market in the Company's shares pursuant to a market liquidity agreement in accordance with an ethics charter recognized by the French Financial Markets Authority (Autorité des Marchés Financiers).

Following the two-for-one share split, the maximum purchase price was set at 150 euros per share and the maximum number of shares to be purchased was set at 10% of the total number of shares making up the share capital as of December 31, 2006, i.e. 24,229,836 shares, for a maximum amount of 3,634,475,400 euros, subject to the legal limits.

These shares could be purchased at any time and by all available means, either on or off a stock exchange, in private transactions or through the use of option mechanisms, and, if applicable, by all third parties acting on behalf of the Company, in accordance with the last paragraph of Article L. 225-206 of the French Commercial Code.

Pursuant to this authorization, the following were set up:

1. A share purchase program which led to the following movements during the 2007 fiscal year:
   - 5,731,059 shares (number adjusted for the two-for-one share split) were purchased at an average purchase price of 92.17 euros,
   - 789,000 shares were cancelled at an average price of 163.50 euros, further to the decision made by the Board of Directors on February 26, 2007, in accordance with the provisions set out in the eighth resolution of the Combined Shareholders' Meeting of May 10, 2006 (i.e. the equivalent of 1,578,000 shares at an average purchase price of 81.75 euros after adjustment for the two-for-one share split),
   - 3,512,650 shares were cancelled at an average price of 90.69 euros, further to the decision made by the Board of Directors on November 8, 2007, in accordance with the provisions set out in the eighth resolution of the Combined Shareholders' Meeting of May 9, 2007;
2. A liquidity agreement which led to the following movements during the 2007 fiscal year:
   - 1,835,218 shares (number adjusted for the two-for-one share split) were purchased at an average purchase price of 92.55 euros,
   - 1,777,981 shares (number adjusted for the two-for-one share split) were purchased at an average purchase price of 93.34 euros.

The total amount of the negotiation fees (exclusive of taxes) was 0.8 million euros.

As of December 31, 2007, considering the shares purchased and cancelled during the year as mentioned above, the Company directly owns 2,218,409 shares at an average purchase price of 94.52 euros, i.e. a balance sheet value of 209.7 million euros and, in respect of the liquidity contract, 57,237 shares for a value of 5.7 million euros. These shares represent 0.9% of the Company's capital.

Furthermore, for the liquidity contract, marketable securities in the amount of 26.1 million euros are recorded on the Company's balance sheet.

Pursuant to European regulation No. 2273/2003 of December 22, 2003 and the AMF regulations, the Board had allocated the shares purchased (5,731,059 shares) for the purpose of a share exchange or payment within the scope of external growth transactions. On November 8, 2007, the Board decided to modify this choice by allocating 3,512,650 shares for the purpose of canceling them.

The balance of the shares held on December 31, 2007 (2,218,409 shares), as well as the shares purchased in early 2008 (697,941 shares) had also been allocated for the purpose of a share exchange or payment within the scope of external growth transactions. On February 14, 2008, the Board decided to modify this choice by allocating all of these shares for the purpose of canceling them.

B. PROPOSED RESOLUTION

As this authorization has been partly used, we ask you to replace the previous authorization with a new authorization given to the Board of Directors, to cause the Company to repurchase its own shares in order to:

- cancel them, subject to the adoption of the fourteenth resolution;
- retain them for the purpose of tendering them within the scope of an exchange offer or for payment in external growth transactions, in accordance with recognized market practice and applicable regulations;
- implement (i) any share purchase option plans or (ii) bonus share allotment plans, or (iii) any employee share ownership transactions reserved for members of a company savings

plan, performed under the terms and conditions set forth in Articles L. 443-1 et seq. of the French Employment Code through the transfer of shares acquired previously by the Company under this resolution, or providing for a bonus share allotment in respect of a contribution in shares by the Company and/or to replace the discount;

- maintain an active market in the Company's shares pursuant to a market liquidity agreement in accordance with an ethics charter recognized by the French Financial Markets Authority (Autorité des Marchés Financiers).

The shareholders set the maximum purchase price at 165 euros per share with a par value of 5.50 euros and the maximum number of shares that can be bought back at 10% of the total number of shares comprising the share capital at December 31, 2007, or 23,884,471 shares with a par value of 5.50 euros, for a maximum total amount of 3,940,937,715 euros, subject to the legal limits.

These shares may be purchased at any time, excluding the periods for public offerings, and by all available means, either on or off a stock exchange, in private transactions or through the use of option mechanisms, and, if applicable, by all third parties acting on behalf of the Company, in accordance with the last paragraph of Article L. 225-206 of the French Commercial Code.

Shares bought back may be assigned or transferred in any manner on or off a stock exchange or through private transactions, in accordance with the applicable regulations and in compliance with the objectives set out above.

Dividends on own shares held by the Company shall be allocated to retained earnings.

This authorization is granted for a period of eighteen months starting from the date of the Shareholders' Meeting. It supersedes the authorization granted by the Ordinary Shareholders' Meeting of May 9, 2007 with respect to the non-utilized portion of such authorization.

Renewal of a member of the Board of Directors and appointment of two new Directors

The terms of office of Messrs. Rolf Krebs and Edouard de Royere are due to expire at the date of this Shareholders' Meeting.

Mr. Édouard de Royere decided not to seek the renewal of his term of office. The Board of Directors wishes to extend its warmest thanks to Mr. Édouard de Royere, Chairman and Chief Executive Officer of Air Liquide from 1985 to 1995, for his significant contribution to the Company's development and for the importance he attached to the Company's relations with its shareholders.

As Mr. Rolf Krebs agrees to the renewal of his term of office, we propose to you a resolution with a view to reelecting him as a member of the Company's Board of Directors for a period of four years.

The Board proposes the appointment of Mrs. Karen Katen as a Director for a period of four years. Based on her managerial and operational experience acquired after more than thirty years service at the Pfizer Group, she will provide Air Liquide with her excellent knowledge of the healthcare sector in North America and the rest of the world.

The Board proposes the appointment of Mr. Jean-Claude Buono as a Director for a period of 4 years. After 18 years of devotion to the Air Liquide Group, and having exercised his retirement rights at the end of 2007, Mr. Jean-Claude Buono will provide the Board with his excellent knowledge of the Group, its business lines and its specific nature of the share ownership, and will therefore contribute to the continuity of the Group's values.

Setting of directors' fees

The distribution formula adopted by the Board of Directors as of May 2006 comprises a fixed remuneration and a variable remuneration based on pre-determined lump-sum amounts by meeting, which takes into account the effective participation of each director in the work of the Board and its committees. To adjust the amount of directors' fees that has not been reviewed since 2003 and to take into account the number of directors making up the Board, the shareholders are asked to raise, as from 2008, this annual amount from 550,000 euros to 650,000 euros.

Report on related party agreements and commitments

These resolutions concern regulated agreements and commitments between related parties, excluding ordinary business transactions, entered into between the Company and its executives or with a company with which it has the same executives. These agreements are the subject of a special report issued by the Statutory auditors.

The ninth resolution concerns the treasury share purchase agreement entrusted to BNP Paribas under the authorization granted by the Shareholders' Meeting. Mr. Alain Joly, a member of the Company's Board of Directors, is a director at BNP Paribas.

Under the tenth, eleventh and twelfth resolutions, the shareholders are asked to approve the commitments made in favor of Messrs Benoît Potier, Klaus Schmieder and Pierre Dufour, senior Company executives, as part of a distinct and separate resolution for each corporate officer, as well as the special report of the Statutory auditors on this matter.

In accordance with the provisions of the Law of August 21, 2007 in favor of Work, Employment and Purchasing power, the termination benefits of Mr. Benoît Potier and of Mr. Klaus Schmieder are now subject to performance criteria. Considering the commitments already taken by the Company, an allowance was granted (also under performance conditions) to Mr. Benoît Potier, compensating for the loss of retirement income in case of termination of function before the age of 55 on the Company's initiative.

As Mr. Pierre Dufour assumed his duties as Senior Executive Vice-President on November 27, 2007, the Board of Directors authorized the conclusion of an amendment to his employment contract, the conditions of the pension plans and benefit funds concerning him, and the termination benefits (under conditions of performance) relating to his status as corporate officer.

All these agreements and undertakings are set out in detail in the special report of the Statutory auditors on related party agreements and commitments and in the report on remuneration of corporate officers and directors you will find in their completeness in the Reference Document.

Bond issue

The Shareholders' Meeting of May 12, 2004 had granted the Board the authority for a period of 5 years, that was renewed by the Extraordinary Shareholders' Meeting of May 10, 2006, to issue, on one or more occasions, bonds for a maximum par value of 4 billion euros.

In 2007, the Group has used this authorization for an amount of 900 million euros (400 million issued directly by the Company). The overall outstanding amount for the Group as of December 31, 2007 is 2,500 million euros (1,400 million issued directly by the Company).

To finance the investments related to the strategy of development of the Company's business, shareholders are asked to authorize the Board of Directors for a period of 5 years to issue, on one or more occasions, bonds within a total aggregate maximum limit (including previous issues not yet redeemed) of 8 billion euros. This authorization supersedes that granted by the Ordinary Shareholders' Meeting of May 12, 2004 and renewed by the Extraordinary Shareholders' Meeting of May 10, 2006.

RESOLUTIONS WITHIN THE AUTHORITY OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

Cancellation of the shares purchased by the Company via a reduction in capital

You are asked to authorize the Board of Directors to cancel, via its decisions alone, on one or more occasions, and within the limit of 10% of the Company's share capital per twenty-four month period, any or all of the shares bought back by the Company within the scope of the authorization adopted by this Ordinary Shareholders' Meeting in its fourth resolution and those shares bought back within the scope of the authorization adopted by the Ordinary Shareholders' Meeting of May 9, 2007, and to reduce the share capital by this amount.

The difference between the book value of the cancelled shares and their par value may be allocated to any reserve or additional paid-in capital (share premium) accounts.

This authorization is granted for a period of twenty-four months starting from the date hereof and replaces the authorization granted by the Extraordinary Shareholders' Meeting of May 9, 2007 in its eighth resolution.

Delegation of powers to the Board of Directors in order to issue free share subscription warrants in case a public tender offer is launched on the Company

The law of March 31, 2006 transposing the Takeover Directive allows, in case a tender offer is launched on the Company, the issuance of share subscription warrants to any person being a shareholder of the Company allowing their owners to subscribe shares of the Company on preferential terms.

The delegation that is submitted to you concerns the case of a public offer on the Company's securities launched within eighteen months after this general meeting if such tender offer qualifies under the so-called "reciprocity exception" as provided by law.

In summary the "reciprocity exception" applies in particular if a tender offer is launched by a bidder which is not itself submitted to a rule preventing it, if it were subject to a tender offer, to adopt defensive measures against such offer without first seeking the approval of its shareholders, or if the bidder is controlled by an entity which is not itself submitted to such rule or acting in concert with such an entity.

Air Liquide's business model is based on performance and long term value creation and the primary mission of the Board of Directors is to preserve the interests of the Company and its shareholders.

The Board of Directors considers in that respect that the power to issue such warrants is a mechanism likely to ensure the full valuation of the Company in the context of a public offer by inducing the bidder to negotiate an improved price in case the initial price was deemed inadequate. This mechanism is therefore aimed at preserving the interests of the company and its shareholders in compliance with the Company's values. Moreover, the mechanism is strictly defined by law and the AMF General Regulation so as to ensure in particular compliance with

governance rules, equal treatment of all shareholders and equal of treatment for potential bidders.

Therefore, it is proposed that you empower the Board of Directors to issue warrants and to freely award them to all shareholders, as allowed under the law of March 31, 2006.

This delegation will be used only if the Board of Directors deems that an offer is contrary to the interests of the Company and its shareholders. The Board of Directors may consult any outside expert of its choosing to assist in making this determination and to assess if the so-called "reciprocity exception" applies or not to the offer.

In case this delegation is used, the Board of Directors shall report to the shareholders, at the time of the issuance of the warrants, the reasons why it deems that the offer is not in the interest of the company and its shareholders, justifying therefore the issuance of the warrants.

The free allocation of these warrants to all the shareholders is a mechanism equivalent to a preferential subscription right: indeed, it also gives them, in proportion to the shares they hold, a preferential right to be awarded these warrants.

These warrants would allow the shareholders to subscribe shares of the Company on preferential terms, but the warrants would lapse as soon as the offer or any competing offer fail, lapse or is withdrawn.

The number of warrants to be issued would be limited to the number of shares forming the share capital on the date of the issuance of the warrants and the nominal amount of the capital increase that would result from the exercise of the warrants would be capped at 714 million euros, namely 50% of the share capital (taking into account the bonus share issue due to take place in 2008). The other characteristics of the warrants and the conditions of their exercise are set by the Board of Directors.

The Board of Directors will be able to use this authorization for any offer filed within 18 months after the vote of this resolution, under the conditions provided by law. In practice, a periodic consultation of the shareholders will be necessary for the renewal of this authorization

Delegation of authority to increase share capital via the issuance of ordinary shares with retention of the shareholders' preferential share subscription rights

The Combined Shareholders' Meeting of May 10, 2006 authorized the Board of Directors, for a twenty-six month period, to increase share capital, on one or more occasions, via the issuance of ordinary shares with retention of the shareholders' preferential share subscription rights for a maximum par value amount of 250 million euros. This authorization was not used.

To enable the Company to raise the necessary funds to finance its development, the shareholders are asked, pursuant to the sixteenth and seventeenth resolutions, to grant the Board of Directors, with the option of sub-delegation, the authority, for a twenty-six month period as from this Shareholders' Meeting, to decide on one or more capital increases via the issuance, in France and in euros, of ordinary shares of the Company as well as to revise, within the statutory limits, the issue amount in the event of oversubscription.

The total amount of share capital increases likely to be performed may not exceed 250 million euros (two hundred and fifty million euros) in par value, including the total amount of share capital increases performed in accordance with the nineteenth and twentieth resolutions.

The shareholders shall have, proportional to the amount of their shares, a preferential share subscription right to the shares issued pursuant to this resolution.

This delegation of authority strips any previous delegation, having the same purpose, of any legal effect whatsoever.

Delegation of authority to increase share capital by capitalizing share premiums, reserves, profits or other in order to grant bonus shares to shareholders

The Combined Shareholders' Meeting of May 10, 2006 had authorized the Board of Directors, for a twenty-six month period, to increase share capital, on one or more occasions, by capitalizing share premiums, reserves, profits or other in order to grant bonus shares to shareholders and/or to increase the par value of existing shares for a maximum amount of 250 million euros.

This authorization was partly used in 2006, as the Company increased capital by capitalizing an amount of 123.0 million euros deducted from the "Additional paid-in capital" and "General reserve" headings, in order to create 11,180,106 new shares, allotted on a bonus basis to shareholders in the amount of one new share for two old shares.

The proposed resolution aims at renewing this autorization, which will enable the Company to allot one bonus share for ten old shares on June 9, 2008.

Hence, pursuant to the eighteenth resolution, the shareholders are asked to delegate to the Board of Directors, with the option of sub-delegation, the authority to decide one or more capital increases by capitalizing share premiums, reserves, profits or other amounts, whose capitalization will be possible under the law and the Articles of Association through an allotment of bonus shares and/or an increase in the par value of existing shares.

The total amount of share capital increases likely to be performed may not exceed 250 million euros (two hundred and fifty million euros), this limit being separate and independent from the limit provided for in the sixteenth resolution and may not in any event whatsoever exceed the amount of the reserve, share premium or profit accounts referred to above which exist at the time of the capital increase.

This delegation of authority strips any previous delegation, having the same purpose, of any legal effect whatsoever.

Share subscription reserved for employees

The Shareholders' Meeting of May 9, 2007 had authorized the Board of Directors to increase share capital for a maximum of 200 million euros, including additional paid-in capital, and a maximum of 2 million shares for Group employees belonging to a Group or Company savings plan.

This authorization was not used. As the operations carried out in the past have contributed appreciably to increasing the motivation of employees and enhancing their feeling of belonging to the Group, we think that the Company should continue to develop the initiated policy. The proposed resolutions aim to meet this double objective, while providing more flexibility for the subscriptions offers that could be made to Group employees.

The shareholders are therefore asked, having read the Board of Directors' report and the statutory auditors' special report, to authorize the Board of Directors to decide to increase share capital, on one or more occasions, at the time or times and in the proportions that it deems appropriate, via the issuance of ordinary shares of the Company as well as any other marketable securities granting access, immediately or in the future, to the Company's share capital, reserved for:

- on the one hand (nineteenth resolution),

  the members, from the Company and the French or foreign companies which are affiliated to it within the meaning of Article L. 225-180 of the French Commercial Code and Article L. 444-3 of the French Employment Code, of a Company or Group savings plan (directly or through a Company mutual fund or all other structures or entities permitted by applicable legal or regulatory provisions). The delegation will be valid for a period of twenty-six months starting from the date of this Shareholders' Meeting;

- on the other hand (twentieth resolution),

  a category of beneficiaries defined as any financial institution or subsidiary of such an institution mandated by Air Liquide, which would subscribe to shares, or other marketable securities issued by the Company pursuant to the twentieth resolution, with the sole intent to enable employees and corporate officers of foreign companies, affiliated to the Company within the meaning of Article L. 225-180 of the French Commercial Code and Article L. 444-3 of the French Employment Code, to benefit from a plan with an economic profile comparable to an employee share ownership scheme that would be set up in connection with a share capital increase performed in accordance with the nineteenth resolution of this Shareholders' Meeting, assuming the implementation of an identical employee share ownership scheme for the benefit of the employees and corporate officers of the aforementioned foreign companies would conflict with local legal, regulatory or tax constraints. The delegation will be valid for a period of eighteen months starting from the date of this Shareholders' Meeting.

The total amount of share capital increases likely to be performed in accordance with these two resolutions may not exceed a maximum par value of 27.5 million euros, corresponding to the issue of a maximum of 5 million shares. Furthermore, the total maximum amount of share capital increases likely to be performed on the basis of these two resolutions shall be deducted from the overall limit stipulated in paragraph 2 of the sixteenth resolution of this Shareholders' Meeting.

In the event that they are used, the proposed resolutions will automatically result in the suppression of the shareholders' preferential subscription rights in favor of the above-mentioned beneficiaries.

Pursuant to these two resolutions, the subscription price may not exceed the average, determined in accordance with Article L. 443-5 of the French Employment Code, of the opening trading prices for the Company's share during the twenty stock market trading days preceding the date of the decision setting the opening date for the subscription to a share capital increase made on the basis of the nineteenth resolution, or be more than 20% lower than such average, bearing in mind that the shareholders will officially authorize the Board of Directors, if deemed appropriate, to reduce or cancel the aforementioned discount, within the legal and regulatory limits. In accordance with Article L. 443-5 of the French Employment Code, the Board of Directors may provide for the allotment on a bonus basis to the beneficiaries referred to in the nineteenth resolution of shares to be issued or already issued or other securities granting access to the Company's capital to be issued or already issued, in respect of (i) the contribution that could be paid in accordance with the regulations governing Company or Group saving plans, and/or (ii) where appropriate, the discount.

Should the beneficiaries referred to in the nineteenth resolution not subscribe to the entire capital increase within the allotted deadlines, the capital increase would only be performed for the amount of the shares subscribed, and the non-subscribed shares may be offered again to the beneficiaries concerned within the scope of a subsequent capital increase.

Finally, the shareholders will grant full powers to the Board of Directors with the option of sub-delegation under the conditions determined by law to set, within the limits described above, the various terms and conditions governing the implementation of the two proposed resolutions.

Combined Shareholders' Meeting May 7, 2008

ORDINARY SHAREHOLDERS' MEETING

First resolution

(Approval of the financial statements for the year ended December 31, 2007)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed:

- the reports of the Board of Directors and the statutory auditors;
- the Company's financial statements, income statement, balance sheet and notes thereto;

approve the Company's financial statements for the year ended December 31, 2007 as presented, and approve the transactions reflected in these financial statements or mentioned in these reports.

The shareholders set the amount of net earnings for the year at 574,088,390 euros.

Second resolution

(Approval of the consolidated financial statements for the year ended December 31, 2007)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed:

- the reports of the Board of Directors and the statutory auditors;
- the Group's consolidated financial statements;

approve the consolidated financial statements for the year ended December 31, 2007 as presented.

Third resolution

(Appropriation of earnings and setting of dividends)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having noted that, considering the fiscal year 2007 earnings of 574,088,390 euros and the available retained earnings at the date of the Shareholders' Meeting of 386,882,197 euros, distributable earnings for the year total 960,970,587 euros approve the proposals of the Board of Directors regarding the appropriation of earnings. The shareholders hereby decide to appropriate distributable earnings as follows:

Retained earnings	410,020,813 euros
Dividend	550,949,774 euros

Hence, a dividend of 2.25 euros shall be paid on each of the 238,844,710 shares with a par value of 5.50 euros comprising the share capital as of December 31, 2007.

In accordance with the provisions of Article 243 bis of the French Tax Code, it is specified that this dividend is in its entirety eligible for the 40% allowance referred to in § 3, 2° of Article 158 of the French Tax Code.

The dividend shall be payable on May 19, 2008:

- for directly registered shares: directly by the Company, based on the means of payment which has been indicated to it by their holders;
- for indirectly registered shares, as well as for bearer shares which are registered in shareholder accounts: by the authorized intermediaries to whom the management of these shares has been entrusted.

The dividend distributions made with respect to the last three fiscal years are as follows:

2004	Total amount distributed (In euros)	Number of shares concerned [a]	Dividend distributed eligible in its entirety for the 50% allowance mentioned in Article 158.3.2° of the French Tax Code (In euros)
Ordinary dividend	382,132,881	109,180,823	3.50
Bonus dividend	9,056,861	25,876,746	0.35
2005	**Total amount distributed**	**Number of shares concerned [a]**	**Dividend distributed eligible in its entirety for the 40% allowance mentioned in Article 158.3.2° of the French Tax Code**
Ordinary dividend	421,723,129	109,538,475	3.85
Bonus dividend	10,360,320	27,264,001	0.38
2006	**Total amount distributed**	**Number of shares concerned [a]**	**Dividend distributed eligible in its entirety for the 40% allowance mentioned in Article 158.3.2° of the French Tax Code**
Ordinary dividend	484,596,756	121,149,189	4.00
Bonus dividend	12,450,439	31,126,097	0.40

(a) Number of shares expressed historically

Pursuant to the provisions of the Articles of Association, a bonus dividend of 10%, i.e. 0.22 euro per share with a par value of 5.50 euros, shall be granted to shares which have been held in registered form since December 31, 2005, and which shall remain held in this form continuously until May 19, 2008, the dividend payment date. In accordance with the provisions of Article 243 bis of the French Tax Code, it is specified that this dividend is also in its entirety eligible for the 40% allowance referred to in § 3, 2° of Article 158 of the French Tax Code.

The amount of the bonus dividend, for the 61,587,166 shares which have been held in registered form since December 31, 2005, and which remained held in this form continuously until December 31, 2007, totaled 13,549,177 euros.

The total bonus dividend corresponding to those of these 61,587,166 shares which will have been sold between January 1, 2008 and May 19, 2008, the dividend payment date, shall be deducted from such amount.

Furthermore, the shareholders authorize the Board of Directors to deduct from the "Retained earnings" account the sums necessary to pay the dividend set above on the shares resulting from the exercise of share subscription options which may be made before the dividend payment date.

Fourth resolution

(Authorization granted to the Board of Directors to allow the Company to trade in its own shares)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors, in accordance with Articles L. 225-209 et seq. of the French Commercial Code and the directly applicable provisions of the European Commission regulation no. 2273/2003 of December 22, 2003, authorize the Board of Directors to cause the Company to repurchase its own shares in order to:

- cancel them, subject to the adoption of the fourteenth resolution;
- retain them for the purpose of tendering them within the scope of an exchange offer or for payment in external growth transactions, in accordance with recognized market practice and applicable regulations;
- implement (i) any share purchase option plans or (ii) bonus share allotment plans, or (iii) any employee share ownership transactions reserved for members of a company savings plan, performed under the terms and conditions set forth in Articles L. 443-1 et seq. of the French Employment Code through the transfer of shares acquired previously by the Company under this resolution, or providing for a bonus share allotment in respect of a contribution in shares by the Company and/or to replace the discount;
- maintain an active market in the Company's shares pursuant to a market liquidity agreement in accordance with an ethics charter recognized by the French Financial Markets Authority (Autorité des Marchés Financiers).

The shareholders set the maximum purchase price at 165 euros per share with a par value of 5.50 euros and the maximum number of shares that can be bought back at 10% of the total number of shares comprising the share capital at December 31, 2007, i.e. 23,884,471 shares with a par value of 5.50 euros, for a maximum total amount of 3,940,937,715 euros, subject to the legal limits.

These shares may be purchased at any time, excluding the periods for public offerings on the Company's share capital, and by all available means, either on or off a stock exchange, in private transactions or through the use of option mechanisms, and, if applicable, by all third parties acting on behalf of the Company, in accordance with the last paragraph of Article L. 225-206 of the French Commercial Code.

Shares bought back may be assigned or transferred in any manner on or off a stock exchange or through private transactions, in accordance with the applicable regulations and in compliance with the objectives set out above.

Dividends on own shares held by the Company shall be allocated to retained earnings.

This authorization is granted for a period of eighteen months starting from the date of the Shareholders' Meeting. It supersedes the authorization granted by the Ordinary Shareholders' Meeting of May 9, 2007 with respect to the non-utilized portion of such authorization.

The shareholders give full powers to the Board of Directors, with the possibility of delegating such powers, to implement this authorization, place orders for trades, enter into all agreements, perform all formalities and make all declarations with regard to all authorities and, generally, do all that is necessary for the execution of any decisions made in connection with this authorization.

The Board of Directors shall inform the shareholders of any transactions performed in accordance with applicable regulations.

Fifth resolution

(Renewal of the term of office of Mr. Rolf Krebs as a director)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors, decide to renew the term of office of Mr. Rolf Krebs as a director for a term of four years, which will expire at the end of the Ordinary Shareholders' Meeting for 2012, called to approve the financial statements for the fiscal year ending December 31, 2011.

Sixth resolution

(Appointment of Mrs. Karen Katen as a director)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors, decide to appoint Mrs. Karen Katen as a director for a term of four years, which will expire at the end of the Ordinary Shareholders' Meeting for 2012, called to approve the financial statements for the fiscal year ending December 31, 2011.

Seventh resolution

(Appointment of Mr. Jean-Claude Buono as a director)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors, decide to appoint Mr. Jean-Claude Buono as a director for a term of four years, which will expire at the end of the Ordinary Shareholders' Meeting for 2012, called to approve the financial statements for the fiscal year ending December 31, 2011.

Eighth resolution

(Setting of directors' fees)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors, decide, in accordance with Article 16 of the Articles of Association, to set the total annual amount of directors' fees to be allocated to directors as from fiscal year 2008 at 650,000 euros.

Ninth resolution

(Approval of the agreement referred to in Article L. 225-38 of the French Commercial Code and of the statutory auditors' special report relating to BNP Paribas)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, place on record that the special report provided for by the laws and regulations currently in force on the agreement and transaction referred to in Article L. 225-38 of the French Commercial Code entered into with BNP Paribas, has been submitted to them.

The shareholders approve the agreement entered into during the 2007 fiscal year and the report prepared with regard to such agreement pursuant to Articles L. 225-38 et seq. of the French Commercial Code.

Tenth resolution

(Approval of the agreements referred to in Articles L. 225-38 and L. 225-42-1 of the French Commercial Code and of the statutory auditors' special report relating to Mr. Benoît Potier)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, place on record that the special report provided for by the laws and regulations currently in force on the agreements referred to in Articles L. 225-38 and L. 225-42-1 of the French Commercial Code entered into with Mr. Benoît Potier, has been submitted to them.

The shareholders approve the agreements and the report prepared with regard to such agreements pursuant to Articles L. 225-38 and L. 225-42-1 et seq. of the French Commercial Code.

Eleventh resolution

(Approval of the agreement referred to in Articles L. 225-38 and L. 225-42-1 of the French Commercial Code and of the statutory auditors' special report relating to Mr. Klaus Schmieder)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, place on record that the special report provided for by the laws and regulations currently in force on the agreement referred to in Articles L. 225-38 and L. 225-42-1 of the French Commercial Code entered into with Mr. Klaus Schmieder, has been submitted to them.

The shareholders approve the agreement and the report prepared with regard to such agreement pursuant to Articles L. 225-38 and L. 225-42-1 et seq. of the French Commercial Code.

Twelfth resolution

(Approval of the agreements referred to in Articles L. 225-38 and L. 225-42-1 of the French Commercial Code and of the statutory auditors' special report relating to Mr. Pierre Dufour)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, place on record that the special report provided for by the laws and regulations currently in force on the agreements referred to in Articles L. 225-38 and L. 225-42-1 of the French Commercial Code entered into with Mr. Pierre Dufour, has been submitted to them.

The shareholders approve the agreements and the report prepared with regard to such agreements pursuant to Articles L. 225-38 and L. 225-42-1 et seq. of the French Commercial Code.

Thirteenth resolution

(Authorization granted to the Board of Directors for a period of 5 years to issue, on one or more occasions, bonds within a total aggregate maximum limit (including previous issues not yet redeemed) of 8 billion euros. This authorization supersedes that granted by the Ordinary Shareholders' Meeting of May 12, 2004 and renewed by the Extraordinary Shareholders' Meeting of May 10, 2006)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, pursuant to Article 19 of the Articles of Association, authorize the Board of Directors for a period of 5 years to issue, on one or more occasions, at the times and under the conditions that it deems appropriate, one or more fixed-rate or floating-rate bonds, denominated in euros or foreign currencies or monetary units determined with reference to several currencies, with or without collateral, within the total aggregate maximum limit (including previous issues not yet redeemed) of 8 billion euros or its counter-value in the currency used, represented by bonds. This authorization supersedes that granted by the Ordinary Shareholders' Meeting of May 12, 2004 and renewed by the Extraordinary Shareholders' Meeting of May 10, 2006.

Full powers are granted to the Board of Directors within the aforementioned limits in order to decide on all the necessary measures to perform such issue or issues. The shareholders authorize the Board of Directors to delegate to the Chief Executive Officer, or one or more Senior Executive Vice-Presidents, the necessary powers to perform the bond issue and determine its terms and conditions, within the limits set by this Shareholders' Meeting.

EXTRAORDINARY SHAREHOLDERS' MEETING

Fourteenth resolution

(Authorization granted to the Board of Directors to reduce the share capital by cancellation of treasury shares)

The shareholders, deliberating according to the quorum and majority required for Extraordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors and the statutory auditors' special report, authorize the Board of Directors to cancel, via its decisions alone, on one or more occasions, and within the limit of 10% of the Company's share capital per twenty-four month period, any or all of the shares bought back by the Company within the scope of the authorization adopted by the Ordinary Shareholders' Meeting in its fourth resolution and those shares bought back within the scope of the authorization adopted by the Ordinary Shareholders' Meeting of May 9, 2007, and to reduce the share capital by this amount.

This authorization is granted for a period of twenty-four months starting from the date of the Shareholders' Meeting. It supersedes the authorization granted by the Extraordinary Shareholders' Meeting of May 9, 2007 in its eighth resolution.

Full powers are granted to the Board of Directors to implement this authorization, amend the Articles of Association, deduct the difference between the net book value of the shares cancelled and their par value amount from all reserve and additional paid-in capital accounts, and with the possibility of sub-delegation, to carry out the necessary formalities to implement the reduction in capital which shall be decided in accordance with this resolution.

Fifteenth resolution

(Delegation of powers to the Board in order to issue free share subscription warrants if a public offer is launched on the Company)

The Extraordinary General Meeting, deliberating under the conditions of quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed the Board report and the auditors special report and deliberating in accordance with Sections L. 233-32 II and L. 233-33 of the Commercial Code:

- delegates to the Board the power to decide, if a public offer is launched on the Company:
  - the issuance, in one or several installments, in the amount and on the dates it will determine, of warrants allowing to subscribe on preferential terms, to one or several shares of the Company,
  - their free allocation to any person who is a shareholder of the Company before the offer period ends, and
  - the terms and conditions of the issuance of such warrants and their characteristics, such as the subscription price and more generally the terms of any issuance based on this resolution;
- decides that the total nominal amount of the share capital increase that would result from the exercise of the warrants shall not exceed 714 million euros, this maximum being set independently of any other maximum related to the issuances of equity securities or securities giving access to equity authorized by this General Meeting or any previous General Meeting; this limit will be increased by the amount corresponding to the nominal value of the securities necessary to the realization of the adjustments to be made in accordance with applicable legislative and regulatory provisions (in particular in case of a modification of the par value of the shares, a capital increase by incorporation of reserves, issuance of new equity securities with a preferential subscription right reserved to the shareholders) and if need be, in accordance with the contractual provisions providing for other cases of adjustment, to preserve the rights of the warrants holders here above mentioned;
- decides that the maximum number of warrants that could be issued shall not exceed the number of shares forming the share capital at the time of the issuance of the warrants;
- decides that the present delegation will be used only if a public offer is launched on the Company;
- decides that the Board, with the power to sub-delegate within the limits set by the bylaws or by law, will have all the powers to implement, in the conditions provided by law, this delegation.

These warrants will lapse automatically as soon as the public offer or any potential competitive offer fails, lapses or is withdrawn; the warrants which would lapse in accordance with the law shall not be taken into account for the calculation of the maximum number of warrants which may be issued, as mentioned under 3 above.

This delegation is given to the Board for a period which shall expire at the end of the offer period of any tender offer filed on the Company within eighteen months from the date of this General Meeting.

Sixteenth resolution

(Delegation of authority for a twenty-six month period in order to increase share capital via the issuance of ordinary shares with retention of shareholders' preferential share subscription rights for a maximum par value amount of 250 million euros)

The shareholders, deliberating according to the quorum andmajority required for Extraordinary Shareholders' Meetings, after having reviewed the Board of Director's report and in accordance with Articles L. 225-129 and L. 225-129-2 of the French Commercial Code:

- delegate to the Board of Directors, with the option of sub-delegation, the authority to decide one or more capital increases via the issuance of ordinary shares of the Company, in France, in euros;

  The delegation thereby granted to the Board of Directors is valid for a period of twenty-six months starting from the date of this Shareholders' Meeting;
- decide that the total amount of share capital increases likely to be performed may not exceed 250 million euros in par value, including the total amount of share capital increases likely to be performed in accordance with the nineteenth and twentieth resolutions;
- decide that the shareholders have, proportional to the amount of their shares, a preferential share subscription right to the shares issued pursuant to this resolution;
- decide that if these subscriptions, pro rata to their existing shareholding and, where applicable, over and above their existing shareholding, have not resulted in the purchase of all of the shares of any issuance, the Board of Directors may use, in the order it shall deem appropriate, one of the options set forth in Article L. 225-134 of the French Commercial Code;
- take due note that this delegation strips any previous delegation, having the same purpose, of any legal effect whatsoever;
- grant full powers to the Board of Directors, with the option of sub-delegation under the conditions set by law, to implement this delegation and notably determine the amount of the premium and other issuance conditions, deduct from the "Additional paid-in capital" account all costs relating to this capital increase and if deemed appropriate, deduct all sums necessary to bring the legal reserve up to at least ten percent of the new share capital after each issuance, take due note of the completion of all capital increases resulting therefrom, perform all necessary amendments to the Articles of Association and enter into any agreement to achieve the proposed issuances.

Seventeenth resolution

(Delegation of authority for a twenty-six month period in order to increase in the event of oversubscription the issuance amount of ordinary shares with retention of shareholders' preferential subscription rights)

The shareholders, deliberating according to the quorum and majority required for Extraordinary Shareholders' Meetings, after having reviewed the Board of Directors' report:

- delegate to the Board of Directors, with the option of sub-delegation, the authority to increase, under the conditions set forth in Article L. 225-135-1 of the French Commercial Code, the number of securities to be issued in the event of a share issue with retention of preferential subscription rights as defined in the sixteenth resolution;
- the par value amount of the increase in the issue decided in accordance with this resolution shall be deducted, where appropriate, from the overall limit stipulated in the sixteenth resolution;
- the delegation thereby granted to the Board of Directors is valid for a period of twenty-six months starting from the date of this Shareholders' Meeting.

Eighteenth resolution

(Delegation of authority for a twenty-six month period to increase share capital by capitalizing share premiums, reserves, profits or other in order to grant bonus shares to shareholders and/or to increase the par value of existing shares for a maximum amount of 250 million euros)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed the Board of Director's report and in accordance with Articles L. 225-129-2 and L. 225-130 of the French Commercial Code:

- delegate to the Board of Directors, with the option of sub-delegation, the authority to decide one or more capital increases by capitalizing share premiums, reserves, profits or other amounts, whose capitalization will be possible under the law and the Articles of Association through an allotment of bonus shares to the shareholders and/or an increase in the par value of existing shares;
- The delegation thereby granted to the Board of Directors is valid for a period of twenty-six months starting from the date of this Shareholders' Meeting;
- decide that the total amount of share capital increases likely to be performed may not exceed 250 million euros, this limit being separate and independent from the limit provided for in the sixteenth resolution and may not in any event whatsoever exceed the amount of the reserve, share premium or profit accounts referred to above which exist at the time of the capital increase (it being specified that these amounts do not include additional shares to be issued, in accordance with applicable legal and regulatory provisions, and when relevant, contractual stipulations providing for other adjustments, to preserve the rights of holders of securities or other rights entitling access to share capital);
- decide that, should the Board of Directors use this delegation, in accordance with Article L. 225-130 of the French Commercial Code, fractional shares shall not be transferable and the corresponding securities shall be sold; the sums resulting from such sale shall be allocated to the holders of rights under the applicable regulatory conditions;
- take due note that this delegation strips any previous delegation, having the same purpose, of any legal effect whatsoever;
- grant full powers to the Board of Directors, with the option of sub-delegation under the conditions set by law, to implement this delegation and notably determine the issuance terms and conditions, deduct from one or more available reserve accounts the costs relating to the corresponding capital increase and if deemed appropriate, deduct all sums necessary to bring the legal reserve up to at least ten percent of the new share capital after each issuance, take due note of the completion of all capital increases resulting therefrom and perform all necessary amendments to the Articles of Association.

Nineteenth resolution

(Delegation of authority for a twenty-six month period to perform capital increases reserved for members of Company or Group savings plans)

The shareholders, deliberating according to the quorum and majority required for Extraordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors and the statutory auditors' special report, deliberating pursuant to Articles L. 225-129-6 and L. 225-138-1 of the French Commercial Code and Articles L. 443-1 et seq. of the French Employment Code:

- delegate to the Board of Directors the authority to decide to increase share capital, on one or more occasions, at the time or times and in the proportions that it deems appropriate, via the issuance of ordinary shares of the Company as well as any other marketable securities granting access, immediately or in the future, to the Company's share capital, reserved for employees who contribute to a Company or Group savings plan.

  The delegation thereby granted is valid for a period of twenty-six months starting from the date of this Shareholders' Meeting;
- decide that the total amount of share capital increases likely to be performed under this resolution may not exceed a maximum par value amount of 27.5 million euros, corresponding to the issue of a maximum of 5 million shares, it being specified that this amount does not include additional shares to be issued, in accordance with applicable legal and regulatory provisions, and when relevant, contractual stipulations providing for other adjustments, to preserve the rights of holders of securities or other rights entitling access to share capital and that the total amount of share capital increases likely to be performed under

this resolution and the twentieth resolution may not exceed the aforementioned par value amount of 27.5 million euros;

- decide that the maximum par value amount of share capital increases likely to be performed on the basis of this delegation shall be deducted from the overall limit stipulated in paragraph 2 of the sixteenth resolution;
- decide that the beneficiaries of these capital increases will be, directly or through a Company mutual fund or all other structures or entities permitted by applicable legal or regulatory provisions, the members, from the Company and the French or foreign companies which are affiliated to it within the meaning of Article L. 225-180 of the French Commercial Code and Article L. 444-3 of the French Employment Code, of a Company or Group savings plan;
- decide to cancel the preferential subscription rights of shareholders to the new shares or other marketable securities granting access to capital and to the marketable securities to which the latter would confer entitlement, which shall be issued in favor of the members of a Company or Group savings plan in accordance with this resolution;
- decide that the subscription price may not exceed the average, determined in accordance with Article L. 443-5 of the French Employment Code, of the opening trading prices for the Company's share during the twenty stock market trading days preceding the date of the decision setting the opening date for the subscription period, or be more than 20% lower than such average, bearing in mind that the shareholders officially authorize the Board of Directors, if deemed appropriate, to reduce or cancel the aforementioned discount, within the legal and regulatory limits;
- decide, in accordance with Article L. 443-5 of the French Employment Code, that the Board of Directors may provide for the allotment for no consideration, to the aforementioned beneficiaries of shares to be issued or already issued or other securities granting access to the Company's capital to be issued or already issued, in respect of (i) the contribution that could be paid in accordance with the regulations governing Company or Group saving plans, and/or (ii) where appropriate, the discount;
- also decide that, should the beneficiaries not subscribe to the entire capital increase within the allotted deadlines, the capital increase would only be performed for the amount of the shares subscribed, and that the non-subscribed shares may be offered again to the beneficiaries concerned within the scope of a subsequent capital increase;
- give full powers to the Board of Directors with the option of sub-delegation under the conditions set by law, to set, within the limits described above, the various terms and conditions of the transaction and notably:
  - fix the criteria which the companies must meet in order for their employees to be entitled to benefit from the capital increases and set a list of these companies,
  - set the terms and conditions of the share issue, the characteristics of the shares, and, where appropriate, the other marketable securities, determine the subscription price calculated based on the method defined above, set the terms and conditions and deadline for fully paying up the subscribed shares, deduct from the "Additional paid-in capital" account all costs relating to these capital increases and, if deemed appropriate, all sums necessary to bring the legal reserve up to one tenth of the new share capital after each share issue, and generally complete, directly or through an authorized representative, all the transactions and formalities relating to the share capital increases performed under this resolution,
  - set the opening and closing dates for the subscription period, record the completion of the corresponding capital increase and amend the Articles of Association accordingly.

This delegation of authority strips of all legal effect the authorization granted to the Board of Directors pursuant to the eleventh resolution of the Extraordinary Shareholders' Meeting of May 9, 2007, for the amount of the non-utilized portion of such authorization.

Twentieth resolution

(Delegation of authority to perform share capital increases reserved for a category of beneficiaries)

The shareholders, deliberating according to the quorum and majority required for Extraordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors and the statutory auditors' special report, pursuant to Articles L. 225-129 to L.225-129-2 and Article L. 225-138 of the French Commercial Code:

- delegate to the Board of Directors, the authority to decide to increase share capital, on one or more occasions, at the times and in the proportions it shall deem fit, via the issuance of ordinary shares of the Company as well as any other market securities conferring entitlement, now or in the future, to the Company's share capital, reserved for the category of beneficiaries defined hereafter;
- decide that the total amount of share capital increases likely to be performed under this resolution may not exceed a maximum par value amount of 27.5 million euros, corresponding to the issue of a maximum of 5 million shares, it being specified that this amount does not include additional shares to be issued, in accordance with applicable legal and regulatory provisions, and when relevant, contractual stipulations providing for other adjustments, to preserve the rights of holders of securities or other rights entitling access to share capital and that the total amount of share capital increases likely to be performed under this resolution and the nineteenth resolution may not exceed the aforementioned par value amount of 27.5 million euros;
- decide that the maximum par value amount of share capital increases likely to be performed on the basis of this delegation shall be deducted from the overall limit stipulated in paragraph 2 of the sixteenth resolution;
- decide to cancel the preferential subscription rights of shareholders to the shares or marketable securities and to

the marketable securities to which the latter would confer entitlement, which shall be issued pursuant to this resolution and to reserve the right to subscribe them to the category of beneficiaries meeting the following characteristics: any financial institution or subsidiary of such an institution mandated by the Company and which would subscribe to shares, or other marketable securities issued by the Company pursuant to this resolution, with the sole intent to enable employees and corporate officers of foreign companies, affiliated to the Company within the meaning of Article L. 225-180 of the French Commercial Code and Article L. 444-3 of the French Employment Code, to benefit from a plan with an economic profile comparable to an employee share ownership scheme that would be set up in connection with a share capital increase performed in accordance with the nineteenth resolution of this Shareholders' Meeting, assuming the implementation of an identical employee share ownership scheme for the benefit of the employees and corporate officers of the aforementioned foreign companies would conflict with local legal, regulatory or tax constraints;

- decide that the unit price for the issue of the shares to be issued pursuant to this resolution shall be determined by the Board of Directors based on the Company's share price; this issue price shall be equal to the average of the opening trading prices for the share during the twenty stock market trading days preceding the date of the Board of Directors' decision setting the opening date for the period of subscription to a share capital increase performed on the basis of the nineteenth resolution, with the possibility of reducing this average by a maximum discount of 20%; the amount of this discount shall be determined by the Board of Directors in view of the legal, regulatory and tax constraints under the applicable foreign law, where applicable;
- decide that the Board of Directors shall have full powers, under the terms and conditions set forth by law and within the limits defined above, with the option of sub-delegation, so as to implement this delegation and particularly in order to:
  - set the date and price for the issue of shares to be issued in accordance with this resolution as well as the other terms and conditions governing the issue,
  - set the list of the beneficiary (or beneficiaries) of the suppression of the preferential subscription right within the above-defined category, as well as the number of shares to be subscribed by such beneficiary (or each of such beneficiaries),
  - where appropriate, determine the characteristics of the other marketable securities granting access to the Company's share capital under the legal and regulatory conditions,
  - record the completion of the share capital increase, complete, directly or through an authorized representative, all the transactions and formalities involving the share capital increases and on its sole decision and if it deems appropriate, deduct the share capital increase costs from the amount of additional paid-in capital relating to such increases, amend the Articles of Association accordingly and perform all the necessary formalities, and where appropriate, take any measures with a view to listing the shares issued pursuant to this resolution for trading on the Eurolist market of Euronext Paris.

The delegation granted to the Board of Directors is valid for a period of eighteen months starting from the date of this Shareholders' Meeting.

ORDINARY SHAREHOLDERS' MEETING

Twenty-first resolution

(Powers for formalities)

Full powers are granted to a holder of a copy or extract of the minutes of this Shareholders' Meeting to perform all official publications and other formalities required by law and the regulations.

Statutory auditors' reports

Statutory auditors' special report on related party agreements and commitments

This is a free translation into English of the Statutory auditors' special report on related party agreements and commitments that is issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France. It should be understood that the agreements reported on are only those provided by the French Commercial Code and that the report does not apply to those related party transactions described in IAS 24 or other equivalent accounting standards.

To the Shareholders,

In our capacity as statutory auditors of your Company, we hereby report on the agreements and commitments with related parties.

In accordance with Article L. 225-40 of the French Commercial Code (*Code de commerce*), we have been advised of the agreements and commitments which were authorized by the Board of Directors.

We are not required to ascertain whether any other agreements and commitments exist but to inform you, based on information provided to us, of the principal terms and conditions of those agreements and commitments brought to our attention, without expressing an opinion on their usefulness and appropriateness. It is your responsibility, pursuant to Article R. 225-31 of the French Commercial Code, to assess the benefits resulting from the conclusion of these agreements and commitments prior to their approval.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

Agreements and commitments authorized and entered into following the end of the fiscal year

Pursuant to Article L. 225-40 of the French Commercial Code, we have been advised of the following agreements which were authorized by the Board of Directors during its meeting of February 14, 2008.

1. With Mr. Benoît Potier

Termination benefits

(i) During its meeting of May 10, 2006, the Board of Directors decided that Mr. Potier would receive, in the event of removal from office or non-renewal of the offices of Mr. Potier as Chairman and Chief Executive Officer, except as a result of gross negligence, indemnity calculated by applying the provisions of the collective bargaining agreement covering all Company executives. This indemnity would amount to a maximum of 20 months average remuneration (fixed and variable) received during the 24 months prior to expiry of the term of office. This compensation includes any payment that may be due for termination of the employment contract.

(ii) During its meeting of May 10, 2006, the Board of Directors decided that Mr. Potier would receive, in the event of removal from office or non-renewal of the offices of Mr. Potier as Chairman and Chief Executive Officer, during the 24 months following a change in control of Air Liquide, additional compensation equal to 12 months average remuneration (fixed and variable) during the preceding 24 months.

During its meeting of February 14, 2008, the Board of Directors decided that in accordance with the law to promote work, employment and purchasing power (the TEPA law) payment of the indemnity referred to in paragraphs (i) and (ii) above, excluding indemnity due pursuant to the law and the collective bargaining agreement for breach of employment contract (not taking into account the number of years service as Chairman and Chief Executive Officer), and the inclusion of these years of service in the calculation of the above indemnity due pursuant to the law and the collective bargaining agreement, shall be subject to compliance of conditions relating to the performance of Mr. Potier.

Performance conditions shall be reviewed notably on each renewal of the term of office. The right to receive this indemnity shall depend on the average of the difference between the Return on Capital Employed after tax (R.O.C.E.) and the Weighted Average Cost of Capital

(W.A.C.C) (assessed on the basis of net equity according to the financial statements) calculated over the three fiscal years preceding the fiscal year of departure.

Average difference R.O.C.E. – W.A.C.C.	Percentage of compensation due
> or equal to 2.00%	100%
> or equal to 1.00% and < 2.00%	50%
> or equal to 0% and < 1.00%	25%
< 0%	0%

These two agreements had no impact during the fiscal year.

Compensation for loss of pension rights in respect of corporate office

In the event of revocation of his term of office before 55 years of age, Mr. Potier will no longer benefit from the supplementary defined benefit pension plan for senior managers and executives whose remuneration exceeds 16 times the social security ceiling ("S scheme").

During its meeting of February 14, 2008, the Board of Directors decided, in order to compensate for the loss of his right, to grant Mr. Potier, who has over 20 years of service, in the event of termination of his term of office before 55 years of age at the initiative of the Company, other than for gross misconduct or gross negligence an indemnity to compensate for the loss of his rights under the company S scheme. This indemnity, corresponding to the annuity Mr. Potier would have been entitled to claim under the S scheme, will be calculated under the same terms (1% for each year of service, of the average of the three highest total remunerations exceeding 16 times the social security ceiling, during the last 5 years of employment), or those of any other defined benefit pension scheme which may replace the above-mentioned scheme. The compensation will be paid in installments. In all events, this commitment will become null and void on the date of Mr. Potier's 55th birthday.

If on the day of revocation, Mr. Potier were nevertheless entitled to benefit from the provisions of the S scheme or any other replacement defined benefit scheme, no indemnity would be due. In the event that Mr Potier were to receive an indemnity to compensate for the loss of pension rights in respect of pension plan "S" pursuant to his employment contract with the company, the amount of the indemnity to compensate for loss of pension rights pursuant to the corporate office will be reduced by the amount of the indemnity pursuant to his employment contract.

Payment of this indemnity is subject to compliance of conditions relating to the performance of Mr. Potier. The right to receive this indemnity shall depend on the average of the difference between the Return On Capital Employed after taxe (R.O.C.E.) and the Weighted Average Cost of Capital (W.A.C.C) (assessed on the basis of net equity according to the financial statements) calculated over the seven fiscal years preceding the fiscal year of departure. Performance conditions shall be reviewed, notably on each renewal of the term of office.

Average difference R.O.C.E. - W.A.C.C.	Percentage of compensation due
> or equal to 2.00%	100%
> or equal to 1.00% and < 2.00%	50%
> or equal to 0% and < 1.00%	25%
< 0%	0%

This agreement had no impact during the fiscal year.

2. With Mr. Klaus Schmieder

Termination benefits

(i) During its meeting of May 10, 2006, the Board of Directors decided that, in respect of his duties as Senior Executive Vice-President, Mr. Schmieder would receive a lump-sum fixed indemnity in the event of removal from office or non-renewal of the office of Mr. Schmieder as Senior Executive Vice-President, other than for gross misconduct. The indemnity would be equal to the lower of 18 months of fixed remuneration as Senior Executive Vice-President and the number months fixed remuneration due between this date and his 60th birthday. This compensation may be cumulated with compensation relating to his employment contract in the event of concomitant termination.

(ii) During its meeting of May 10, 2006, the Board of Directors decided that Mr. Schmieder would receive, in the event of removal from office or non-renewal of the office of Mr. Schmieder as Senior Executive Vice-President, during the 24 months following a change in

control of Air Liquide, additional compensation equal to 12 months average monthly remuneration (fixed and variable) received, for whatever reason, during the preceding 24 months.

During its meeting of February 14, 2008, the Board of Directors decided that, in accordance with the TEPA law, payment of the indemnity referred to in paragraphs (i) and (ii) above, excluding indemnity due pursuant to the law and the collective bargaining agreement for breach of employment contract, shall be subject to compliance of conditions relating to the performance of Mr. Schmieder.

The right to receive this indemnity shall depend on the average of the difference between the Return on Capital Employed after tax (R.O.C.E.) and the Weighted Average Cost of Capital (W.A.C.C) (assessed on the basis of net equity according to the financial statements) calculated over the three fiscal years preceding the fiscal year of departure. Performance conditions shall be reviewed, notably on each renewal of the term of office.

Average difference R.O.C.E. – W.A.C.C.	Percentage of compensation due
> or equal to 2.00%	100%
> or equal to 1.00% and < 2.00%	50%
> or equal to 0% and < 1.00%	25%
< 0%	0%

These agreements had no impact during the fiscal year.

3. With Mr. Pierre Dufour

Termination benefits

(i) During its meeting of February 14, 2008, the Board of Directors decided that, in respect of his duties as Senior Executive Vice-President, Mr. Dufour would receive a lump-sum fixed indemnity in the event of removal from office or non-renewal of the office of Mr. Dufour as Senior Executive Vice-President, other than for gross misconduct or gross negligence. This indemnity would be calculated by applying the provisions of the collective bargaining agreement applicable to executives of the company and taking into account the number of years of service as a corporate officer and employee. It would equal a minimum of 12 months average monthly remuneration (fixed and variable) received, on any basis whatsoever, during the preceding 24 months. This amount includes the compensation due pursuant to the law and the collective bargaining agreement for breach of employment contract. This compensation may under no circumstances, exceed 20 months remuneration.

(ii) During its meeting of February 14, 2008, the Board of Directors decided that Mr. Dufour would receive, in the event of removal from office or non-renewal of the office of Mr. Dufour as Senior Executive Vice-President, during the 24 months following a change in control of Air Liquide, additional compensation equal to 12 months average monthly remuneration (fixed and variable) received, on any basis whatsoever, during the preceding 24 months.

The Board of Directors decided that payment of the indemnity referred to in paragraphs (i) and (ii) above, excluding compensation due pursuant to the law and the collective bargaining agreement for breach of employment contract, shall be subject to compliance of conditions relating to the performance of Mr. Dufour.

The right to receive this indemnity shall depend on the average of the difference between the Return on Capital Employed after tax (R.O.C.E.) and the Weighted Average Cost of Capital (W.A.C.C) (assessed on the basis of net equity according to the financial statements) calculated over the three fiscal years preceding the fiscal year of departure. Performance conditions shall be reviewed, notably on each renewal of the term of office.

Average difference R.O.C.E. – W.A.C.C.	Percentage of compensation due
> or equal to 2.00%	100%
> or equal to 1.00% and < 2.00%	50%
> or equal to 0% and < 1.00%	25%
< 0%	0%

These agreements had no impact during the fixed year.

Agreements and commitments authorized during the fiscal year

1. With Mr. Pierre Dufour

Employment contract amendment

During its meeting of November 8, 2007, the Board of Directors authorized an amendment to the employment contract of Mr. Dufour in order to adjust the duties and terms and conditions applicable to Mr. Dufour as an employee, following his appointment as Senior Executive Vice-President. It is stipulated in the amendment that should Mr. Dufour cease to be a corporate officer, he shall fully resume its duties as an employee. In consideration thereof, the fixed and variable portions of his compensation shall be restored in the same proportions as those existing before he assumed the duties of corporate officer.

Retirement plan

- In its meeting of November 8, 2007, the Board of Directors extended to Mr. Dufour, in his capacity as Senior Executive Vice-President, the supplementary and additional defined contribution retirement plans to which he was already entitled as an employee, applicable to senior managers and executives for the portion of the remuneration up to 16 times the social security ceiling.
- In its meeting of November 8, 2007, the Board of Directors extended to Mr. Dufour, in his capacity as Senior Executive Vice-President, the supplementary defined benefit retirement plan to which he was already entitled as an employee, applicable to senior managers and executives for the portion of the remuneration exceeding 16 times the social security ceiling. The defined benefit plan only applies if the beneficiary is still with the Company at the time of his retirement. In the event the term of office or employment contract is terminated at the Company's initiative, except for gross misconduct or gross negligence, Mr. Dufour may maintain his rights should he reach 55 with a seniority of at least 5 years at such date. The corresponding retirement benefits are equal to 1% for each year of seniority based on the average of the 3 highest total annual remunerations exceeding 16 times the social security ceiling during the last 5 years of employment. For the calculation, the average of the total variable portions taken into account cannot exceed 100% of the average of the total fixed portions used for this calculation.

Total retirement benefits, under all retirement plans, both in France and abroad, are capped at 45% of the average of the three best years of the last five years' total annual remuneration.

No contribution based on Mr Dufour's remuneration since his appointment as corporate officer was paid in 2007 by the Company.

Death, disability and related benefits

In its meeting of November 8, 2007, the Board of Directors extended to Mr. Dufour, in his capacity as a corporate officer, the death, disability and related benefits plan to which he was already entitled as an employee, applicable to senior managers and executives whose total remuneration exceeds 8 times the annual social security ceiling. This plan guarantees the payment of benefits in the event of death or permanent and absolute invalidity.

No contribution based on Mr Dufour's remuneration since his appointment as corporate officer was paid in 2007 by the Company.

2. With BNP Paribas

Relevant director

Mr. Alain Joly

Nature, purpose and terms and conditions

In its meeting of August 2, 2007, the Board of Directors authorized the Company to enter into a share buy back agreement with BNP Paribas in conformity with the authorization granted by the Shareholders' Meeting.

Under the agreement concluded on September 18, 2007 for the period from September 18 to December 21, 2007, BNP Paribas, acting on its own behalf and not as an agent of Air Liquide, has undertaken to regularly purchase Air Liquide shares on the market,

within the limit of 2 million shares and a maximum purchase price of 150 euros authorized by the Combined Shareholders' Meeting of May 9, 2007. In this context, BNP Paribas has undertaken to sell to Air Liquide and Air Liquide has undertaken to buy a certain number of Air Liquide shares at an agreed price, determined based on the nominal amount of 180 million assigned to BNP Paribas to perform this transaction under the following terms and conditions:

- the average price of the shares purchased by Air Liquide from BNP Paribas is equal to the mathematical average of the volume weighted average prices of the Air Liquide share over the period ("VWAP"), less a discount;
- Air Liquide has secured the financing of the transaction via a deposit in 4 installments representing cash collateral in the amount of 180 million euros.

Under this agreement, Air Liquide purchased 1,897,016 shares from BNP Paribas for a total amount of 180 million euros.

The Board of Directors of November 8, 2007 authorized the Company to renew this agreement for its share buyback program in fiscal year 2008. This authorization had no impact on the fiscal year.

Agreements et commitments authorized in previous fiscal years with remained current during the fiscal year.

In addition, pursuant to the provisions of Article R. 225-30 of the French Commercial Code, we have been advised that the following agreements and commitments, approved in previous years, remained current in the year ended December 31, 2007.

1. With Mr. Benoît Potier

Employment contract amendment

- Mr. Potier's employment contract is suspended during his term of office as Chairman and Chief Executive Officer. When this term of office expires under whatever circumstances, his employment contract shall be automatically reinstated with immediate effect. In consideration thereof, Mr. Potier will receive a fixed compensation calculated on the basis of the fixed portion of his compensation as existing before he assumed the duties of corporate officer, taking into account the changes in the remuneration of the Company's senior managers during the suspension period. He may also be entitled to a variable compensation.
- The employment contract shall add to the seniority acquired by Mr. Potier prior to the suspension, the seniority acquired under this term of office with all rights attached thereto, particularly for the retirement benefits of all plans.

Retirement plan

Mr. Potier benefits from the supplementary and additional defined contribution retirement plans applicable to senior managers and executives for the portion of the remuneration up to 16 times the social security ceiling and the supplementary defined benefit retirement plan applicable to senior managers and executives for the portion of the remuneration exceeding 16 times the social security ceiling.

Total retirement benefits, under all retirement plans, both in France and abroad, are capped at 45% of the average of the three best years of the last five years' total annual remuneration. For the calculation, the average of the total variable portions taken into account cannot exceed 100% of the average of the total fixed portions used for this calculation.

The contributions paid by the Company in respect of defined contribution plans in 2007 totaled 74,563 euros.

Death, disability and related benefits

Mr. Potier benefits, in his capacity as corporate officer, from the death, disability and related benefits plan applicable to senior managers and executives whose total remuneration exceeds 8 times the annual social security ceiling. This plan guarantees the payment of benefits in the event of death or permanent and absolute invalidity.

The contributions paid by the Company in this respect in 2007 totaled 53,737 euros.

Unemployment insurance

Mr. Potier benefits, in his capacity as corporate officer, from the guarantee covering company managers and corporate officers subscribed by the Company.

The contributions paid by the Company in respect of this guarantee in 2007 totaled 7,096 euros.

2. With Mr. Klaus Schmieder

Retirement plan

Mr. Klaus Schmieder benefits from the supplementary and additional defined contribution retirement plans applicable to senior managers and executives for the portion of the remuneration up to 16 times the social security ceiling and the supplementary defined benefit retirement plan applicable to senior managers and executives for the portion of the remuneration exceeding 16 times the social security ceiling.

Total retirement benefits, under all retirement plans, both in France and abroad, are capped at 45% of the average of the three best years of the last five years' total annual remuneration. For the calculation, the average of the total variable portions taken into account cannot exceed 100% of the average of the total fixed portions used for this calculation.

The contributions paid by the Company in respect of defined contribution plans in 2007 totaled 86,640 euros.

3. With Mr. Jean-Claude Buono

Retirement benefits

Mr. Buono benefited, in the event of the non-renewal or revocation of his term of office as Senior Executive Vice President, in the 24 months following a change in control of Air Liquide, an additional compensation equal to 12 months' average monthly remuneration (fixed and variable) received in the preceding 24 months.

This agreement had no impact on the fiscal year. It became null and void following the retirement of Mr. Buono.

Retirement plan

Mr. Jean-Claude Buono benefits from the annual global pension scheme applicable to employees over 45 or with more than 20 years of seniority as of February 1, 1996. The annual pension amounts to 396,367 euros (November 2001 value date) and was revalued at 444,255 euros to take into consideration the change in retirement benefits paid by the Air Liquide Group between November 2001 and the effective pension payment date.

Mr. Jean-Claude Buono exercised his retirement rights as of December 31, 2007. Hence, he did not receive any pension during fiscal year 2007.

Courbevoie and Paris-La Défense, March 25, 2008

The statutory auditors

MAZARS & GUÉRARD	ERNST & YOUNG AUDIT
Frédéric Allilaire	Olivier Breillot

Statutory auditors' report on the reduction in capital by the repurchase of shares to be cancelled

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of L'Air Liquide S.A.,

In our capacity as Statutory Auditors of L'Air Liquide S.A. and in compliance with Article L. 225-209, paragraph 7 of French Company Law (Code de commerce) in respect of the cancellation of a company's own shares previously repurchased, we hereby report on our assessment of the terms and conditions of the proposed reduction in capital.

We have performed those procedures which we considered necessary in accordance with professional guidance issued by the national auditing body (Compagnie Nationale des Commissaires aux Comptes) relating to this operation. These procedures require that we perform the necessary procedures to examine whether the terms and conditions for the proposed reduction in capital are fair.

This operation involves the repurchase by your Company of its own shares, representing an amount not in excess of 10% of its total capital, in accordance with Article L. 225-209 of French Company Law (Code de commerce). Moreover, this purchase authorisation is proposed to your shareholders' meeting for approval and would be given for a period of 18 months.

Your Board of Directors requests that it be empowered for a period of 24 months to proceed with the cancellation of own shares the Company was authorised to repurchase, representing an amount not exceeding 10% of its total capital for a period of 24 months.

We have nothing to report on the terms and conditions of the proposed reduction in capital, which can be performed only after your Shareholders' Meeting has already approved the repurchase by your Company of its own shares.

Courbevoie and Paris-La Défense, March 25, 2008

The statutory auditors

MAZARS & GUÉRARD
Frédéric Allilaire

ERNST & YOUNG AUDIT
Olivier Breillot

Report of the statutory auditors on the issue of free share purchase warrants (BSA) in the event of a public offering on the Company's shares

This is a free translation into English of a report issued in French and is provided solely for the convenience of English-speaking readers. This report should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors of your company and in compliance with Articles L. 288-92 of French company law (Code de commerce), we hereby report on the proposed free issue of share purchase warrants (BSA), on which you are called upon to vote.

Your Board of Directors proposes, on the basis of its report, that it be empowered, in accordance with Article L. 233-32 II of French company law (Code de commerce):

- to decide on the issue of share purchase warrants, with preferential subscription rights, for one or more shares in the company, allocated free of charge to all shareholders enjoying such rights before the closing date of the public offer;
- to determine the conditions of the issue and nature of the share purchase warrants.

The total nominal amount of shares issued in this way may not exceed 714,000,000 euros and the total number of warrants issued may not exceed the number of shares that make up the share capital at the time the share purchase warrants are issued.

It is the responsibility of the Board of Directors to prepare a report in accordance with Articles R. 225-113, R. 225-114, R.225-115 and R. 225-117 of French company law (Code de commerce). Our responsibility is to report on the fairness of the financial information taken from the financial statements, and on other information relating to the issue of share purchase warrants provided in the report.

We have performed those procedures which we considered necessary in accordance with professional guidance issued by the national auditing body (Compagnie Nationale des Commissaires aux Comptes) relating to this operation. These procedures are designed to verify that the content of the Board of Directors' Report relating to this operation do not appear manifestly inappropriate.

We have nothing to report regarding the information provided in the Board of Directors' Report relating to the proposed issue of share warrants (BSA) in the event of a public offering on the company's shares.

In accordance with Article R. 225-116 of French company law (Code de commerce), we will prepare an additional report, if necessary, for the purpose of a shareholders meeting to comply with Article L. 233-32 III of French company law (Code de commerce), when your Board of Directors has exercised its empowerment.

Courbevoie and Paris-La Défense, March 25, 2008

The statutory auditors

MAZARS & GUÉRARD	ERNST & YOUNG AUDIT
Frédéric Allilaire	Olivier Breillot

Report on the increase in capital with cancellation of preferential subscription rights reserved for Company employees members of the Company's savings plan

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors of your Company and in compliance with Articles L. 225-135 etc. and Article L. 228-92 of French Company Law (*Code de commerce*), we hereby report on the proposal to grant your Board of Directors the ability to decide on an increase in capital by issuing ordinary shares, as well as marketable securities confering entitlement, now or in the future, to the Company's share capital, with cancellation of preferential subscription rights reserved for the employees who contribute to a savings plan set up by the Company or affiliated companies as defined by Article L. 225-180 of French Company Law (*Code de Commerce*), an operation upon which you are called to vote. The maximum par value of the capital increase amounts to 27,500,000 euros, corresponding to the issue of a maximum of 5 million shares, provided that:

- The total amount of share capital increases to be performed under the nineteenth resolution and the twentieth resolution may not exceed the aforementioned par value amount of 27,500,000 euros;
- The maximum par value amount of share capital increases likely to be performed on the basis of the nineteenth resolution shall be deducted from the overall limit stipulated in the sixteenth resolution.

This increase in capital is submitted for your approval in accordance with Articles L. 225-129-6 of French Company Law (*Code de commerce*) and L. 443-5 of French Labour Law (*Code du travail*).

Your Board of Directors proposes, on the basis of its report, that it be granted the ability, with the option of subdelegation, for a period of 26 months, to decide on one or several increases in capital and to cancel your preferential subscription rights to the ordinary shares and marketable securities confering entitlement to the Company's share capital. If necessary, it will determine the final conditions for this operation.

It is the responsibility of your Board of Directors to prepare a report in accordance with Articles R. 225-113 and R. 225-114 of French Company Law (*Code de commerce*). It is our responsibility to report on the fairness of the financial information taken from the financial statements, on the proposed cancellation of preferential subscription rights and on other information relating to the share issue, provided in this report.

We have performed the procedures which we considered necessary in accordance with the professional guidance issued by the national auditing body (*Compagnie Nationale des Commissaires aux Comptes*) relating to this operation. These standards require that we perform the necessary procedures to verify the contents of the Board of Director's report relating to this operation and on the methods for determining the issue price of the ordinary shares and of the marketable securities confering entitlement to the Company's share capital, to be issued.

Subject to a subsequent examination of the conditions for the increases in capital that may be decided, we have nothing to report on the methods for determining the issue price of the ordinary shares and of the marketable securities confering entitlement to the Company's share capital, to be issued, provided in the Board of Directors report.

As the issue price has not yet been determined, we do not express a conclusion on the final conditions under which the increases in capital would be carried out and, consequently, on the proposed cancellation of preferential subscription rights.

In accordance with Article R. 225-116 of French Company Law (*Code de commerce*), we will prepare an additional report, if necessary, when your Board of Directors exercises this ability.

Courbevoie and Paris-La Défense, March 25, 2008

The statutory auditors

MAZARS & GUÉRARD	ERNST & YOUNG AUDIT
Frédéric Allilaire	Olivier Breillot

Report on the increase in capital with cancellation of preferential subscription rights reserved to any financial institution or subsidiary of such an institution mandated by the Company

To the Shareholders,

In our capacity as Statutory Auditors of your Company and in compliance with Articles L. 225-135 etc. and Article L. 228-92 of French Company Law (*Code de commerce*), we hereby report on the proposal to grant your Board of Directors the ability to decide on an increase in capital by issuing ordinary shares as well as marketable securities confering entitlement, now or in the future, to the Company's share capital with cancellation of preferential subscription rights reserved to any financial institution or subsidiary of such an institution mandated by the Company, an operation upon which you are called to vote. The maximum par value of the capital increase amounts to 27,500,000 euros, corresponding to the issue of a maximum of 5 million shares, provided that:

- The total amount of share capital increases to be performed under the nineteenth resolution and the twentieth resolution may not exceed the aforementioned par value amount of 27,500,000 euros;
- The maximum par value amount of share capital increases likely to be performed on the basis of the twentieth resolution shall be deducted from the overall limit stipulated in the sixteenth resolution.

Your Board of Directors proposes, on the basis of its report, that it be granted the ability, with the option of subdelegation for a period of 18 months, to decide on one or several increases in capital and to cancel your preferential subscription rights to the ordinary shares and marketable securities confering entitlement to the Company's share capital. If necessary, it will determine the final conditions for this operation.

It is the responsibility of your Board of Directors to prepare a report in accordance with Articles R. 225-113 and R. 225-114 of French Company Law (*Code de commerce*). It is our responsibility to report on the fairness of the financial information taken from the financial statements, on the proposed cancellation of preferential subscription rights and on other information relating to the share issue, provided in this report.

We have performed the procedures which we considered necessary in accordance with the professional guidance issued by the national auditing body (*Compagnie Nationale des Commissaires aux Comptes*) relating to this operation. These standards require that we perform the necessary procedures to verify the contents of the Board of Director's report relating to this operation and on the methods for determining the issue price of the ordinary shares and of the marketable securities confering entitlement to the Company's share capital, to be issued.

Subject to a subsequent examination of the conditions for the increases in capital that may be decided, we have nothing to report on the methods for determining the issue price of the ordinary shares and of the marketable securities confering entitlement to the Company's share capital, to be issued, provided in the Board of Directors report.

As the issue price of the ordinary shares and of the marketable securities confering entitlement to the Company's share capital, to be issued, has not yet been determined, we do not express a conclusion on the final conditions under which the increases in capital would be carried out and, consequently, on the proposed cancellation of preferential subscription rights.

In accordance with Article R. 225-116 of French Company Law (*Code de commerce*), we will prepare an additional report, if necessary, when your Board of Directors exercises this ability.

Courbevoie and Paris-La Défense, March 25, 2008

The statutory auditors

MAZARS & GUÉRARD	ERNST & YOUNG AUDIT
Frédéric Allilaire	Olivier Breillot



05

Additional information



General information

GENERAL INFORMATION

Law applicable to L'Air Liquide S.A.
French law.

Incorporation and expiration dates

The Company was incorporated on November 8, 1902, for a set term expiring on February 17, 2028.

Business and Company register
552 096 281 R.C.S. Paris
APE code: 244A

Consulting legal documents

The Articles of Association, Minutes of Shareholders' Meetings and other Company documents may be consulted at Company headquarters.

Fiscal year
The Company's fiscal year starts on January 1, and ends on December 31, of the same year.

ARTICLES OF INCORPORATION

Section I

Name - Purpose - Head Office - Term

ART. 1: FORM AND NAME

The Company is a joint stock company, with a Board of Directors. This company will be governed by the laws and regulations in force and these Articles of Incorporation.

The Company's name is "L'Air Liquide, Société anonyme pour l'Étude et l'Exploitation des procédés Georges Claude."

ART. 2: PURPOSE

The Company's corporate purpose includes:

- The study, exploitation, sale of the patents or inventions of Messrs. Georges and Eugène Claude pertaining to the liquefaction of gases, the industrial production of refrigeration, liquid air and oxygen, and the applications or utilizations thereof;
- The industrial production of refrigeration, of liquid air, the applications or uses thereof, the production and liquefaction of gases, and in particular oxygen, nitrogen, helium and hydrogen, the applications and uses thereof in all forms, pure, in blends and combinations, without any distinction as to state or origin, in all areas of application of their physical, thermodynamic, chemical, thermochemical and biological properties, and, in particular, in the domains of propulsion, the sea, health, agri-business and pollution;
- The purchase, manufacturing, sale, use of all products pertaining directly or indirectly to the aforementioned corporate purpose, as well as all sub-products resulting from their manufacturing or their use, of all machines or devices used for the utilization or application thereof and, more specifically, the purchase, manufacturing, sale, use of all products, metals or alloys, derived or resulting from a use of oxygen, nitrogen and hydrogen, pure, blended or combined, in particular of all oxygenated or nitrogenous products;
- The study, acquisition, direct or indirect exploitation or sale of all patents, inventions or methods pertaining to the same corporate purposes;
- The exploitation, directly or through the incorporation of companies, of all elements connected, directly or indirectly, with the Company's purpose or likely to contribute to the development of its industry;
- The supply of all services, or the supply of all products likely to develop its clientele in the industry or health sectors;

The Company may request or acquire all franchises, perform all constructions, acquire or lease all quarries, mines and all real property, and take over all operations connected with its corporate purpose, sell or lease these franchises, merge or create partnerships with other companies by acquiring company shares or rights, through advances or in any appropriate manner. It may undertake these operations either alone or jointly;

Lastly, and more generally, it may carry out all industrial, commercial, real estate, personal or financial operations pertaining directly or indirectly to the corporate purposes specified above.



ART. 3: HEAD OFFICE

The Company's head office is located at 75, Quai d'Orsay, Paris.

It may be transferred upon a Board of Directors' decision to any other location in Paris or a neighboring department, subject to the ratification of such decision by the next Ordinary General Shareholders' Meeting, and anywhere else by virtue of a decision by an Extraordinary Shareholders' Meeting.

ART. 4: TERM

The Company's term has been fixed at 99 years beginning on February 18, 1929, except in the event of early dissolution or extension.

Section II

Share capital - Shares - Identification of shareholders

ART. 5: SHARE CAPITAL

The share capital has been set at 1,298,066,880 euros divided into 236,012,160 fully paid-up shares of a par value of 5.50 euros each.

Share capital is increased under the conditions stipulated by law either by issuing ordinary or preferred shares, or by raising the par value of existing shares. It may also be increased by exercising the rights attached to marketable securities granting access to share capital, under the conditions stipulated by law.

In accordance with prevailing legal provisions, unless otherwise decided by the Shareholders' Meeting, the shareholders have, in proportion to the amount of shares they own, a preferential subscription right to the shares issued in cash in order to increase share capital.

The share capital may also be reduced under the conditions stipulated by law, in particular, by reducing the par value of the shares, or by reimbursing or redeeming shares on the stock exchange and by canceling shares, or by exchanging existing shares for new shares, in an equivalent or lesser number, with or without the same par value, and with or without a cash balance to be paid or received. The Shareholders' Meeting may always compel the shareholders to sell or purchase existing shares to permit the exchange of existing shares for new shares, with or without a cash balance to be paid or received, even if such reduction is not a result of losses.

ART. 6: SHARES

If the new shares are not fully paid up upon issuance, calls for payment shall be performed, on dates set by the Board of Directors, by means of announcements posted one month in advance in one of the Paris official legal publications chosen for the legal publication of the Company's deeds.

Shares not fully paid up shall be held as registered shares until they are fully paid up.

Each payment on any subscribed shares will be registered in an account opened in the name of the subscriber.

All late payments shall automatically bear interest, for the benefit of the Company, as of the due date, without any formal notice or legal action, at the legal interest rate, subject to any personal action that the Company may take against any defaulting shareholder and the compulsory execution measures provided by law.

ART. 7: TYPE OF SHARES

Paid-up shares are registered as registered shares or bearer shares depending on the choice of the shareholder.

The provisions of the aforementioned paragraph also apply to other securities of any nature issued by the Company.

ART. 8: RIGHTS AND OBLIGATIONS GOVERNING SHARES

Shareholders shall not be liable above the amount of their subscription.

Share ownership automatically binds shareholders to the Articles of Incorporation and the decisions of the Shareholders' Meetings.

Any share grants entitlement, during the Company's term, as in the event of liquidation, to the payment of an identical net amount for any distribution or redemption.

Shares are freely transferable under the conditions provided by law.

ART. 9: IDENTIFICATION OF SHAREHOLDERS

The Company may avail itself at any time of the legal and statutory provisions in force permitting the identification of the owners of shares conferring immediately or in the future the right to vote in Shareholders' Meetings, as well as the number of shares they own.

In addition to the legal obligations to notify the Company, any person, acting alone or jointly, coming in direct or indirect possession of a fraction of the Company's capital or voting rights equal to or greater than 2%, or a multiple of 2% of capital or voting rights (including above the 5% threshold), is required to inform the Company within fifteen days as of the date on which the threshold is exceeded and, as the case may be, independently of the effective transfer date of share ownership. The person shall state the number of shares and marketable securities granting entitlement to capital that he or she owns on the date of notification. Any decrease below the 2% threshold or a multiple of 2% of capital or voting rights shall be notified in the same manner.

In the event of a failure to meet this additional notification obligation, one or several shareholders, owning a fraction of the Company's capital or voting rights amounting to at least 2%, may, at a Shareholders' Meeting, request that the shares exceeding the fraction which should have been reported, be stripped of their voting rights for any Shareholders' Meeting held until the end of a two-year period following the date on which the

notice is rectified. The request is recorded in the minutes of the Shareholders' Meeting.

ART. 10: CO-OWNERSHIP AND USUFRUCT

As all shares are indivisible from the point of view of the Company, all joint owners of shares are required to be represented vis-à-vis the Company by a single owner selected from among them or proxy under the conditions provided by law.

The voting right attached to the share is exercised by the beneficial owner at both Ordinary and Extraordinary Shareholders' Meetings. However, the bare-owner shall be entitled to attend all Shareholders' Meetings. He or she may also represent the beneficial owner at Shareholders' Meetings.

The heirs, creditors, trustees or successors of a shareholder may not, on any grounds whatsoever, call for the affixing of seals on the Company's assets and securities, request the distribution thereof, or interfere in any manner whatsoever in its administration.

In order to exercise their rights, they must consult the Company's records and decisions of the Shareholders' Meetings.

Section III

Management of the Company

ART. 11: COMPOSITION OF THE BOARD OF DIRECTORS

The Company is managed by a Board of Directors, comprising a minimum of three members and a maximum of fourteen members (unless temporarily waived in the event of a merger), physical persons or legal entities.

The members of the Board of Directors are appointed by the Ordinary Shareholders' Meeting for a term of four years expiring at the close of the Shareholders' Meeting held to approve the financial statements for the previous year and which is held in the year during which the mandate expires. As an exception to this rule, the members of the first Board of Directors who exercised functions as members of the Supervisory Board in the Company under its former mode of administration shall be appointed for a period equal to the remaining term of their mandate as members of the Supervisory Board.

The members of the Board of Directors may be re-elected.

Each director must own at least 500 registered shares in the Company during the term of his functions. If, on the date of his appointment, a director does not own the required number of shares or if, during his term, he ceases to own them, he is deemed to have resigned with immediate effect if he has not rectified the situation within a period of three months.

In the event of a vacancy of one or more seats due to death or resignation, the Board of Directors may, between two Shareholders' Meetings, make temporary appointments. Provisional appointments made by the Board of Directors are subject to the approval of the next Ordinary Shareholders' Meeting. If the number of directors falls below the legal minimum, the remaining directors must immediately convene an Ordinary Shareholders' Meeting in order to make up the numbers of the Board.

No individual over the age of 70 shall be appointed as a member of the Board of Directors if his appointment increases the number of the members of the Board of Directors who have passed this age to over one third. If during their term, the number of the members of the Board of Directors who have passed 70 years of age exceeds one third of the Board's members, the oldest member of the Board of Directors who has not carried out management functions in the Company is deemed to have resigned at the end of the Annual Shareholders' Meeting held following the occurrence of this event.

During the Company's term, directors are appointed and their mandates renewed under the conditions provided by law.

They may be dismissed by the Ordinary Shareholders' Meeting at any time.

ART. 12: ORGANIZATION AND MANAGEMENT OF THE BOARD OF DIRECTORS

The Board of Directors elects from among its members who are individuals, a Chairman. It determines his remuneration and sets his term of office which may not exceed his term of office as director. The Chairman may be re-elected.

The Chairman of the Board of Directors performs the duties entrusted to him by law. He chairs the Board of Directors, organizes and manages its work and reports on such work to the Shareholders' Meeting. He ensures that the Company's bodies operate properly and, in particular, that the directors are able to fulfill their assignments.

The Board may also appoint from among its members one or more Vice-Chairmen, whose term of office shall be determined within the limit of their term as director and whose role it is, subject to the legal provisions applicable in the event of the temporary impediment or death of the Chairman, to convene and chair Board Meetings or chair Shareholders' Meetings in accordance with these Articles of Association when the Chairman is impeded.

No director who does not also assume the role of Chief Executive Officer may be appointed as Chairman of the Board of Directors after the age of 68. If, during the term of office, this age limit is reached, the Chairman's mandate shall terminate at the close of the Shareholders' Meeting held to approve the financial statements for the year during which he has reached the age of 68. If the Chairman of the Board of Directors also assumes the role of Chief Executive Officer, the applicable age limit is that applicable to the Chief Executive Officer.

The Chairman and each Vice-Chairman may be dismissed by the Board of Directors at any time. They may also be re-elected.

The Board may appoint a secretary who need not be a shareholder or one of its members.



ART. 13: GENERAL MANAGEMENT

Management organization

In accordance with the law, the Company's General Management is assumed either by the Chairman of the Board of Directors or by any other physical person, director or not, appointed by the Board of Directors and who assumes the role of Chief Executive Officer.

The choice between either of the two General Management organizations described above is made by the Board of Directors. The Board of Directors makes its decision relating to the choice of General Management organization under the quorum and majority conditions stipulated in Article 14 of these Articles of Association. The shareholders and third parties are informed of the Board of Directors' decision under the conditions stipulated by the regulations in force.

The choice made by the Board of Directors remains valid until it decides otherwise.

The Board of Directors will review, as necessary, the choice made each time the mandate of the Chairman of the Board of Directors or the Chief Executive Officer comes up for renewal.

Chief Executive Officer

If the Company's Chief Executive Officer is assumed by the Chairman of the Board of Directors, the following provisions relating to the Chief Executive Officer are applicable.

The Board of Directors sets the term of office and determines the remuneration of the Chief Executive Officer.

No individual over the age of 63 may be appointed as Chief Executive Officer. If, during the term of office, this age limit is reached, the Chief Executive Officer's mandate shall terminate at the close of the Shareholders' Meeting held to approve the financial statements for the year during which he has reached the age of 63.

The Chief Executive Officer may be dismissed at any time by the Board of Directors. The discharge of a Chief Executive Officer who does not assume the role of Chairman may give rise to damages if decided without reasonable cause.

The Chief Executive Officer may always be re-elected.

Powers of the Chief Executive Officer

The Chief Executive Officer is vested with the broadest powers to act in all circumstances on behalf of the Company within the limit of the Company's corporate purpose, the Articles of Incorporation, and subject to the powers expressly granted by law to Shareholders' Meetings and the Board of Directors.

The Board of Directors is responsible for defining the decisions of the Chief Executive Officer that require its prior approval. The Board of Directors' prior approval should be sought particularly for external acquisitions or sales of interests or assets, and for investment commitments, in each case under the conditions and exceeding the amounts corresponding to an efficient operation of the Company as set by the Board of Directors. It should also be sought for financing operations of any amount likely to substantially alter the Company's financial structure and for any decision likely to substantially alter the Company's strategic orientations determined by the Board of Directors.

Senior Executive Vice-Presidents

On the Chief Executive Officer's proposal, whether he be Chairman of the Board of Directors or any other person, the Board of Directors may appoint one or more physical persons as Senior Executive Vice-Presidents to assist the Chief Executive Officer.

The maximum number of Senior Executive Vice-Presidents is set at 3.

In accordance with the Chief Executive Officer, the Board of Directors determines the scope and term of the powers granted to the Senior Executive Vice-Presidents and sets their remuneration.

The Senior Executive Vice-Presidents have the same powers as the Chief Executive Officer vis-à-vis third parties.

In the event of impediment of the Chief Executive Officer or the cessation of his functions, the Senior Executive Vice-Presidents shall maintain, unless decided otherwise by the Board of Directors, their functions and powers until a new Chief Executive Officer is appointed.

The Senior Executive Vice-Presidents may be dismissed at any time by the Board of Directors, at the Chief Executive Officer's proposal. They are subject to the age limit provided by law.

Senior Executive Vice-Presidents may be re-elected.

ART. 14: BOARD OF DIRECTORS' MEETINGS AND DELIBERATIONS

The Board of Directors meets as often as the interest of the Company so requires, by notice from its Chairman or in the case of impediment, from the oldest Vice-Chairman, if one or more Vice-Chairmen have been appointed, at the head office or in any other location indicated in the notice of Meeting.

The agenda is set by the Chairman and may only be finalized at the time of the Meeting.

Directors representing at least one third of members of the Board of Directors may, while specifying the Meeting's agenda, ask the Chairman to summon the Board if it has not met for more than two months.

Likewise, the Chief Executive Officer, if he does not chair the Board of Directors, may ask the Chairman to summon the Board of Directors on any specified agenda.

The Chairman is bound to the requests made to him.

In the event that the Chairman is impeded or fails in performing the aforementioned tasks, the oldest Vice-Chairman, if one or more Vice-Chairmen have been appointed, shall have the authority to call the Board and set the meeting's agenda at the request of at least one third of members of the Board of Directors or the Chief Executive Officer, as the case may be. In the absence of a Vice-Chairman, the minimum of one third of members of the Board of Directors or the Chief Executive Officer, depending on

the case, shall have the authority to call the Board and set the meeting's agenda.

Notices may be made by all means, including verbally.

The presence of one half of the members of the Board of Directors is required for the validity of the Board's decisions.

Decisions are made by a simple majority of the votes of the members present or represented. In the event of a tie, the Chairman shall have the casting vote.

The Board of Directors will set its internal rules that it may amend by simple resolution.

The Board of Directors may stipulate in its internal rules that the members of the Board of Directors who take part in the Board's meeting by videoconference or telecommunications in accordance with the conditions provided by the regulations in force shall be considered as present for calculating the quorum and voting majority of the members, for all decisions in which the law does not exclude such possibility.

ART. 15: POWERS OF THE BOARD OF DIRECTORS

The Board of Directors determines the orientations of the Company's activities and ensures their implementation.

Subject to the powers expressly attributed to Shareholders' Meetings by law and these Articles of Incorporation and in accordance with the corporate purpose, the Board deals with any issues concerning the smooth running of the Company and manages corporate business pursuant to its decisions.

The Board of Directors may conduct controls and verifications as it deems appropriate.

The Board is authorized to issue bonds pursuant to a delegation granted by the Ordinary Shareholders' Meeting.

It may also decide to create committees of its members responsible for analyzing issues which it itself or its Chairman submits thereto for review. The Board determines the composition and powers of the committees which conduct their activities under its responsibility.

Issues related to the performance, remuneration and, where appropriate, the renewal of the term of office of the Chairman and Chief Executive Officer, or the Chief Executive Officer, shall be decided by the Board of Directors as and when required, and at least once a year, after analysis by the committee(s) of the Board of Directors that deal with appointment and remuneration issues.

ART. 16: REMUNERATION

The Ordinary Shareholders' Meeting may allocate to the members of the Board of Directors, as remuneration for their activity, a fixed annual amount in directors' fees. The Board of Directors is free to distribute the overall sum thus allocated among its members. It may also allocate a greater amount to the directors who are members of committees set up within the Board than that allocated to the other directors.

The Board may allocate exceptional sums to remunerate assignments or mandates entrusted to the members of the Board.

Section IV

Statutory auditors

ART. 17: AUDIT OF THE COMPANY

At the Ordinary Shareholders' Meeting, the shareholders appoint, under the conditions and with the assignments set by law, the principal and deputy statutory auditors.

Section V

Shareholders' Meetings

ART. 18: SHAREHOLDERS' MEETINGS

The Shareholders' Meeting is comprised of all the shareholders, regardless of the number of shares they own, provided that all shares are fully paid up and that they are not stripped of voting rights.

The following persons may take part in the Shareholders' Meetings:

- the owners of shares registered in the share account at least three days prior to the scheduled date of the Meeting;
- the owners of bearer shares for which proof of registration of their shares under the conditions stipulated by prevailing regulations is provided at least three days prior to the Meeting.

The owners of registered shares or bearer shares must furthermore have filed a proxy form, an absentee ballot form, or a single document presented in lieu thereof, or if the Board of Directors has so decided, a request for an admission card, three days prior to the Meeting.

However the Board of Directors shall always have the right, if it deems suitable, to shorten these periods. It shall also be entitled to authorize the sending of the proxy and absentee ballot forms by electronic mail to the Company in accordance with the legal and regulatory conditions in force.

The Shareholders' Meeting, duly constituted, represents all of the shareholders.

Ordinary and Extraordinary Shareholders' Meetings, and where necessary, Special Shareholders' Meetings are convened, meet and deliberate under the conditions provided by law and these Articles of Incorporation.

Meetings take place at the head office or at any other place designated by the author of the notice, even outside of the head office or the head office's department.

Shareholders' Meetings are chaired by the Chairman of the Board of Directors or, in his absence, by the Vice-Chairman or the oldest Vice-Chairman of the Board, if one or more Vice-Chairmen have been appointed, or otherwise by a director specifically appointed for this purpose by the Board. In the event of impediment of the Vice-Chairman or Vice-Chairmen when Vice-Chairmen have been appointed or if the Board has not appointed a director, the shareholders shall themselves appoint the Chairman.

The two members of the Shareholders' Meeting with the highest number of votes and having accepted the position act as ballot inspectors for the Shareholders' Meeting. The officers of the Meeting appoint a secretary who need not be a shareholder.

In the event that the Meeting is convened by a statutory auditor or by a judicial representative, the Shareholders' Meeting is chaired by the author of the notice.

Upon the decision of the Board of Directors published in the notice of Meeting or notice of convocation to rely on means of telecommunication, the shareholders who take part in the Shareholders' Meeting by videoconference or using telecommunications means permitting their identification in accordance with the conditions provided by prevailing law, shall be considered as present for calculating the quorum and voting majority.

ART. 19: POWERS OF SHAREHOLDERS' MEETINGS

Ordinary and Extraordinary Shareholders' Meetings, and where necessary, Special Shareholders' Meetings allow shareholders to exercise the powers defined by law and these Articles of Incorporation.

During the Ordinary Shareholders' Meeting, shareholders decide or authorize the issue of bonds secured, where necessary, by specific collateral in accordance with prevailing laws and regulations and authorizes the Chairman to grant such collateral. This may delegate to the Board of Directors the competence and powers necessary to issue such bonds, in one or more installments, within a period set by it, and to determine the terms and conditions of the issuance of such bonds. The guarantees set up subsequent to the issue of the bonds are granted by the Chairman of the Board of Directors upon the Board's authorization.

Section VI

Inventory - Reserves - Distribution of profits

ART. 20: FISCAL YEAR

The fiscal year begins on January 1 and ends on December 31.

ART. 21: INVENTORY, DISTRIBUTION OF PROFITS

The Company's net proceeds, established in the annual inventory, after deducting overheads and other costs, including all amortization, depreciation and provisions, constitute the net profits.

From these profits, less, as the case may be, previous losses, a deduction of at least 5% is first of all made to create the reserve required by law. This deduction ceases to be mandatory when the reserve amounts to 10% of the share capital. It is resumed if this reserve is ever used.

The distributable profits are made up of the annual net profits, less previous losses, as well as the sums to be placed on reserve pursuant to law, plus the profit carried forward.

From these profits, a deduction is made of the amount necessary to pay the shareholders, as a first dividend, 5% of the sums paid-up on their shares, and not amortized, and 5% of the sums from premiums on shares issued in cash, and appearing in a "share premium" account, without it being possible, if the profits of a given year do not permit this payment, for the shareholders to claim such amounts from the profits of subsequent years.

The Shareholders' Meeting may decide to earmark any portion of the available surplus of said profits it wishes for the creation of general or special providence or reserve funds, under any name whatsoever or even simply as an amount carried forward.

The balance constitutes a surplus fund which is intended for the distribution of the second dividend as well as the amount provisionally assessed as necessary to pay a 10% increase to the registered shares satisfying the following conditions.

Starting on January 1, 1996, the shares registered at December 31 of each year in registered form for at least two years, and which remain registered until the date of the payment of the dividend, will entitle their owners to collect a dividend per share which is 10% higher, rounded down if necessary to the lower centime, than the dividend per share distributed in respect of other shares, provided that the amount of the dividend per share prior to any increase is at least equal to the amount of the dividend per share prior to any increase distributed in the preceding year, adjusted to take into account the change in the number of shares from one year to the next resulting in a capital increase by capitalizing premiums, reserves or profits or a share split.

In the event that, starting on January 1, 1996, the Board of Directors, with the approval of the Shareholders decide to increase the capital by capitalizing reserves, profits or premiums, the registered shares held for at least two years on the date on which the allotment process begins will entitle their owners to an allotment of shares which is 10% higher than the allotment made in favor of other shares, and according to the same procedure.

The new shares created in this manner will be comparable in all respects to the existing shares from which they are issued, for calculating the entitlement to the higher dividends and the higher allotments.

The increases defined in each of the two preceding paragraphs may be modified or eliminated by simple decision during the Extraordinary Shareholders' Meeting, according to the procedures it determines.

Pursuant to law, the number of shares eligible for these increases shall not for any given shareholder exceed 0.5% of the Company's share capital.

The Shareholders' Meeting held to approve the financial statements for the year shall have the possibility of granting to each shareholder, for all or part of the dividend or interim dividends, an option for payment of the dividend or interim dividends in either cash or shares.

Section VII

Liquidation

ART. 22: LIQUIDATION

At the expiration of the Company's term, or in the event of early dissolution, the Shareholders determine the method of liquidation, in accordance with the conditions stipulated by law. It appoints and determines the powers of one or more liquidators.

The liquidators may, pursuant to a decision of the Shareholders transfer to another company or sell to a company or to any other entity or person, all or part of the assets, rights and obligations of the dissolved company.

The duly constituted Shareholders' Meeting retains the same prerogatives during the liquidation as during the Company's term. In particular, it has the power to approve the accounts of the liquidation and to grant a discharge thereof.

After the Company's commitments have been settled, the net proceeds from the liquidation are used first to fully redeem the shares, and the surplus is then distributed equally among them.

Section VIII

Disputes

ART. 23: DISPUTES

All disputes which may arise during the Company's term or liquidation, either between the shareholders and the Company or among the shareholders themselves, regarding Company affairs, are settled in accordance with law and submitted to the jurisdiction of the competent Paris courts.

For this purpose, in the event of disputes, all shareholders shall elect domicile in Paris, and all summonses and notices are duly served at this domicile.

Failing election of domicile, summonses and notices are validly served at the Office of Public Prosecution of the French Republic at the High Court of Paris.

SHARE CAPITAL

Delegations of authority given at the Shareholders' Meeting

Type of authorization	Purpose of the authorization	Validity of the delegation	Maximum nominal amount	Utilization during 2007
Share buyback	Purchase shares for the purpose of ■ cancelling them; ■ retaining them for the purpose of a share exchange or payment as part of an external growth strategy, in accordance with applicable regulations; ■ implementing share purchase option plans in favor of its employees or those of its subsidiaries; ■ maintaining an active market in the Company's shares pursuant to a market liquidity agreement in compliance with a Code of Ethics recognized by the French Financial Markets Authority, the AMF (Autorité des Marchés Financiers).	Granted during the Shareholders' meeting on May 09, 2007 For a period of 18 months Maximum price: 150 euros	10% of share capital, or 24,229,836 shares, for a maximum nominal amount of 3,634,475,400 euros	5,731,059 shares purchased (adjusted by the two-for-one share split on June 13, 2007) at an average purchased price of 92.17 euros. As of December 31, 2007, taking into account the shares cancelled and the shares purchased during the year, the Company directly held 2,218,409 shares with an average price of 94.52 euros, giving a total balance sheet value of 214.6 million euros. In early 2008, the Board decided to cancel these shares. Liquidity contract changes: 1,825,218 shares purchased at an average price of 92.55 euros and 1,777,981 shares sold at an average price of 93.34 euros. As of December 31, 2007, within the framework of the liquidity contract, the balance sheet value of the 57,237 shares held stands at 5.7 million euros.
Cancellation of shares purchased by the Company share	Reduce the number of shares outstanding and improve basic earnings per share	Granted during the Shareholders' meeting on May 09, 2007 For a period of 24 months	10% of share capital	The Board meeting of February 26, 2007 decided to cancel 789,000 shares with an average price of 163.50 euros. The Board meeting of November 8, 2007 decided to cancel 3,512,650 shares with an average price of 90.69 euros.
Share capital increase	Increase the share capital by the issuance of ordinary shares, with retention of the shareholders' preferential share subscription rights	Granted during the Shareholders' meeting on May 10, 2006 For a period of 26 months	For a maximum nominal amount of 250 million euros	This authorization was not used in 2007.
Share capital Increase	Increase the share capital by capitalization of reserves, earnings or additional paid-in capital in view of the allocation of bonus shares and/or an increase in the par value of existing shares.	Granted during the Shareholders' meeting on May 10, 2006 For a period of: 26 months	For a maximum nominal amount of 250 million euros	In 2006, capitalization of 123.0 million euros deducted from "Additional paid-in capital" and "General reserves", by the creation of 10,920,395 free shares allocated to shareholders, in the ratio of one new share for 10 existing shares and 259,711 new shares allocated to shareholders corresponding to the10% bonus allocation. This authorization was not used in 2007.
Share capital Increase	Increase the share capital by the issuance of shares intended to be subscribed to by employees of the Company and affiliated companies, members of a Company savings plan, by cancelling the shareholders' preferential share subscription rights to the issued shares.	Granted during the Shareholders' meeting on May 09, 2007 For a period of: 26 months	200 million euros, including premiums and a maximum of 2,000,000 shares	This authorization was not used in 2007.

Type of authorization	Purpose of the authorization	Validity of the delegation	Maximum nominal amount	Utilization during 2007
Allocation of share subscription options	Grant to employees, executive officers and/or members of Executive shares of the Company to be issued to increase the share capital or options giving the right to purchase the Air Liquide shares bought back by the Company	Granted during the Shareholders' meeting on May 09, 2007 38 months	2% of the Company's capital the day the options are granted	431,150 Air Liquide share subscription options were allocated by the Management Board on May 09, 2007. 4,000 Air Liquide share subscription options were allocated by the Management Board on November 08, 2007. 444,000 Air Liquide share subscription options were allocated by the Management Board on March 20, 2006. Outstanding options, adjusted and allocated but not yet exercised total 6,698,700 as of December 31, 2007.
Allocation of free shares (AGA)	Allocate free shares (AGA) to employees and corporate officers (but excluding members of the executive) either from existing shares or via new issues	Granted during the Shareholders' meeting on May 09, 2007. 38 months	0.5% of share capital on the date of decision to allocate free shares	This authorization was not used in 2007.
Convertible bond issuance	Issue one or more bonds convertible into shares	Granted during the Shareholders' meeting on May 12, 2004. For a period of: 5 years	4 billion euros	As of December 31, 2007, the oustanding amount of L'Air Liquide S.A. bond issues totaled 1.4 billion euros and 2.5 billion euros for the Group.

Trends in share capital over the past three years

Issue date	Type of transaction	Number of shares issued	Aggregate number of shares	Capital increase	Issue premiums and reserves	Share capital
(In euros except for shares)						
21-Jan-05	Exercise of share subscription options	70,369	109,186,848	774,059	5,902,371	1,201,055,328
25-Feb-05	Exercise of share subscription options	3,193	109,190,041	35,123	319,081	1,201,090,451
25-Feb-05	Cancellation of bough back shares	(350,000)	108,840,041	(3,850,000)	(41,812,039)	1,197,240,451
12-Dec-05	Capital increase reserved for employees	435,927	109,275,968	4,795,197	44,751,946	1,202,035,648
19-Jan-06	Exercise of share subscription options	321,659	109,597,627	3,538,249	30,655,064	1,205,573,897
24-Feb-06	Cancellation of bought back shares	(550,000)	109,047,627	(6,050,000)	(71,008,508)	1,199,523,897
9-May-06	Exercise of share subscription options	156,326	109,203,953	1,719,586	14,082,368	1,201,243,483
10-May-06	Bonus share allocation (one for ten)	10,920,395	120,124,348	120,124,345	(120,124,345)	1,321,367,828
12-July-06	Bonus share allocation (one for ten) Loyalty premium	259,711	120,384,059	2,856,821	(2,856,821)	1,324,224,649
26-Feb-07	Exercise of share subscription options	910,179	121,294,238	10,011,969	89,591,413	1,334,236,618
26-Feb-07	Cancellation of bought back shares	(789,000)	120,505,238	(8,679,000)	(120,323,416)	1,325,557,618
9-May-07	Exercise of share subscription options	239,289	120,744,527	2,632,179	23,370,599	1,328,189,797
12-Jun-07	Exercise of share subscription options	56,896	120,801,423	625,856	5,442,822	1,328,815,653
13-Jun-07	Split	120,801,423	241,602,846	-	-	1,328,815,653
08-Nov-07	Exercise of share subscription options	641,249	242,244,095	3,526,869.50	30,956,066.28	1,332,342,522.50
08-Nov-07	Cancellation of bought back shares	(3,512,650)	238,731,445	(19,319,575)	(59,769,487.60)	1,313,022,947.50

Since 1996, each allocation of bonus shares has entailed two capital increases: the first corresponds to the new shares allocated to all existing shares. This takes place on the date on which the Management Board, authorized by the Supervisory Board, or the Board of Directors decides to perform the transaction. The second corresponds to the new shares allocated as a loyalty premium, only to shares held in registered form continuously for more than two years as of December 31, of the year prior to the allocation. This takes place on the transaction completion date duly noted by the Chairman of the Management Board or of the Board of Directors.



Capital and voting rights as of December 31, 2007

As of December 31, 2007, the number of voting rights was 236,503,060, equal to the number of shares of share capital, i.e. 238,844,710 shares, less the number of shares held by the Company, directly (2,218,409 to which should be added 57,237 shares from the liquidity contract) and indirectly (66,004) which do not carry voting rights. There are no double voting rights. The breakdown of voting rights is therefore very close to that of share capital.

To the best of the Company's knowledge, there are no shareholders' agreements or joint or concerted action agreements. As of August 21, 2007, Legendre Holding 11, controlled by Eurazeo declared itself to hold 5.5% of share capital and associated voting rights.

The percentage of capital held directly by employees or through specialized investment funds amounted to 1.1%.

The percentage of capital held by members of the Board of Directors or General Management was 0.1%.

Directly registered shares owned by the main shareholders were not pledged.

Changes in share capital ownership over the last three years

	2005	2006	2007
Individual shareholders	38%	38%	37%
French institutional investors	25%	24%	28%
Foreign institutional investors	36%	37%	34%
Own shares held by the Company (directly and indirectly)	1 %	1 %	1 %

DIVIDENDS

Year *(In euros)*	Paid	Net dividend [(a)] Bonus dividend [(b)]	Number of shares	Distribution
2005	05/16/2006	3.85 [(a)]	109,538,475	421,723,129
		0.38 [(b)]	27,264,001	10,360,320
				432,083,449
2006	05/15/2007	4.00 [(a)]	121,149,189	484,596,756
		0.40 [(b)]	31,126,097	12,450,439
				497,047,195
2007 [(c)]	05/19/2008	2.25 [(a)]	238,844,710	537,400,597
		0.22 [(b)]	61,587,166	13,549,177
				550,949,774

(a) Ordinary dividend paid on all shares.
(b) Bonus dividend paid only on registered shares held continuously for two fiscal years.
(c) Subject to the approval at the General Shareholders' Meeting on May 7, 2008.

MANAGEMENT OF THE COMPANY

Members of the Board of Directors or of the General Management Team are not related with any other member of the Board of Directors or of the General Management Team and have not been sentenced for fraud during at least the last 5 years.

No incrimination and/or official public sanction has been pronounced against them by statutory or regulatory authorities (including professional organizations) and they have not been prevented by a court from acting in their capacity as a member of

an administration, management or supervisory body or interfering in the management or carrying out of business of an issuer during at least the last 5 years. They have no potential conflicts of interest with Air Liquide, except in the case of Klaus Schmieder, as regards the duties he may have had in his former position as corporate officer of the Messer group. No arrangements or agreements have been made with the significant shareholders, customers, suppliers or others, pursuant to which the persons mentioned above have been chosen as members of the Board of Directors or of the General Management Team.

There exists no restrictions accepted by these persons as to the transfer, within a certain lapse of time, of their interest in the capital of L'Air Liquide S.A. except for the rules on preventing insider trading and the obligation set forth in the Articles of Incorporation requiring the members of the Board of Directors to own at least 500 registered shares of the Company during the term of their office and the obligation which may be imposed on Executive Directors and officers to hold shares. The members of the Board of Directors have not been associated with any bankruptcy, any receivership or liquidation during the last five years.

Compliance with corporate governance rules

The Company complies with all material aspects of the recommendations set forth in the AFEP/MEDEF report on corporate governance principles of listed companies.

PROPERTY, PLANT AND EQUIPMENT

The Group's facilities and establishments are located in 72 countries around the world, with extremely diversified production capacities and characteristics.

No material tangible fixed asset exists at Group level.

DOCUMENT ACCESSIBLE TO THE PUBLIC

All documents, or copies of the documents listed below may, when they are accessible to the public, be consulted during the period of the Reference Document's validity at Shareholder Services located at the head offices of Air Liquide (75, quai d'Orsay 75007 Paris) and, if available, on the Company's Internet website (www.airliquide.com):

- the Company's incorporating document and Articles of Incorporation;
- all reports, letters and other documents, historical financial information, evaluations and official assertions and declarations prepared by an expert at the Company's request, some of which are included or referred to in this Reference Document;
- historical financial information of the Company.

INCORPORATION BY REFERENCE OF THE 2005 AND 2006 FINANCIAL STATEMENTS

Pursuant to Article 28 of EC Regulation no. 809/2004, the following information is included in this reference document:

- consolidated financial statements and statutory accounts of the Parent company for the year ended December 31, 2005, accompanied by the auditors' reports which appear on page 163 and page 188, respectively, of the 2005 Annual Report represent the 2005 Reference Document filed under the number D.06-0237 with the French Financial Markets Authority (AMF);
- the annual Company financial statements which appear on pages 16 to 17, and 68 to 76, respectively, of the 2005 Reference Document filed on April 10, 2006 with the French Financial Markets Authority (AMF) under the number D.06-0237;
- consolidated financial statements and statutory accounts of the Parent company for the year ended December 31, 2006, accompanied by the auditors' reports which appear on pages 142 and 164, respectively, of the 2006 Annual Report represent the Reference Document filed under the number D.07-0318 with the French Financial Markets Authority (AMF);
- the annual Company financial statements which appear on pages 4 to 19 of the 2006 Reference Document filed on April 13, 2007 with the French Financial Markets Authority (AMF) under the number D.07-0318;

Person responsible for the Reference Document

PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT

Benoît Potier, Chairman and CEO of L'Air Liquide S.A.

CERTIFICATION BY THE PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT

I hereby attest, after having taken all reasonable measures for such purpose, that the information contained in this Reference Document reflects, to the best of my knowledge, the current situation and does not omit any information that could alter its scope.

I certify that, to the best of my knowledge, the financial statements have been prepared in accordance with applicable accounting standards and give a true and fair view of the assets and liabilities, and of the financial position and results of the Company and of its consolidated subsidiaries, and that the management report of the Annual Financial Report defined on pages 12 to 31, 34 to 102 and 247 to 248 provide a true and fair view of the evolution of the business, results and financial condition of the Company and of its consolidated subsidiaries, and a description of the main risks and uncertainties the Company and its consolidated subsidiaries are subject to.

I have obtained a work completion letter from the statutory auditors indicating that they have, in accordance with French professional standards, verified the information on the financial position and the financial statements and have reviewed all of the information presented in the Reference Document.

Benoît POTIER

Chairman and CEO

Cross-reference table

To facilitate reading of the Annual Report filed as a reference document, the following table will help identify the main information required by Regulation n° 809/2004 of the European Commission dated April 29, 2004.

Glossary

Financial glossary

Adjusted price

Share price adjusted to take into account changes in capital (issue of new shares, share split, etc.). The adjusted share price is used to produce meaningful comparisons of price changes over time.

Basic earnings per share (EPS)

Consolidated Net Profit divided by the number of shares in circulation.

■ Bond

Tradable security issued by a public or private company, a group or a government. Bonds carry fixed interest for a specific period and are redeemable on maturity.

■ Bonus dividend

Dividend increased by a maximum of 10%, granted to loyal shareholders for all direct shares held continuously for more than two calendar years.

■ Bonus share allocation

Transaction by which the Company issues new shares at no cost to shareholders in proportion to the number of shares already held. Air Liquide has allocated bonus shares on a regular basis.

CAC 40

Stock market index, weighted by the free float, which tracks the 40 most actively traded stocks on the Euronext regulated markets in Paris. Inclusion is based on size and liquidity criteria.

■ Capital employed

Financial resources used by a company to develop its business. It is the sum of equity, minority interests and net indebtedness.

■ Capital gain

Gain realized on the sale of a security, that is, the difference between its sale price and its original purchase price, or book value.

■ Cash flow

Cash generated by a company's operations. It is either reinvested or distributed to shareholders (dividends). Cash flow corresponds roughly to after-tax earnings plus depreciation and amortization, less minority interests.

■ Custody account fees

Fees charged by a financial intermediary for maintaining share records. They generally represent a percentage of the portfolio or a set fee per line of shares held. Air Liquide's Shareholder Services provides this service free of charge for shares held in a direct registered account.

Deferred settlement service (SRD)

Service available for the most traded stocks through which settlement for orders or delivery of shares is deferred to the last trading day of the month. Air Liquide shares are eligible for this service.

■ Dividend

The part of the Company's Net Profit distributed to shareholders. Shareholders determine the dividend at the General Shareholders' Meeting after approval of the financial statements and the allocation of earnings proposed by the Board of Directors.

Euronext Paris

Name of the firm which organizes, manages and develops the securities market, and acts as market regulator (financial transactions, monitoring of companies listed on the stock market) with the delegated authority of France's Financial Market Authority.

■ Euro stoxx 50

Stock Exchange index composed of 50 of the highest capitalizations and most actively traded stocks listed in the eurozone.

Face value

The issue price of a share as defined in a company's Articles of Association. A company's total capital is the face value of the share multiplied by the number of shares in circulation.

■ Fractional right

Part of a share that cannot be distributed in the case of a bonus share allocation or subscription if the number of shares held is not a multiple of the transaction. Example: in a 1 for 10 bonus share allocation, a shareholder holding 125 shares is allocated 12 new shares and 5 fractional rights (i.e., the equivalent of half a share).

■ Free float

The part of a company's capital in public ownership and tradable on the stock markets. The higher the free float, the greater the liquidity of the shares. 100% of Air Liquide's capital is floated.

■ Free grants of shares

Means of remuneration that grants free shares of the Company to all the employees or a specific employee category. The employee only becomes

the owner of the shares after a given acquisition period and according to the plan's conditions. The employee must then keep his shares for a vesting period defined by the allocation plan. The shares may be sold only after a minimum period of 4 years.

- **French Financial Market Authority (AMF)**

It governs and oversees the conduct and professional ethics of the markets and protects the interests of investors and shareholders.

Goodwill

Difference between the purchase price of a company and its net tangible assets on the day of the acquisition.

IFRS (International Financial Reporting Standard)

Put into effect on January 1, 2005 to facilitate comparing companies' financial statements.

- **ISIN code (International Securities Identification Number)**

Code used to identify financial products quoted on the spot market on the stock exchanges (Air Liquide ISIN code: FR0000120073)

- **Investment club (in France)**

Group of 5 to 20 individuals that jointly manages a securities portfolio by making regular payments and sharing the income and capital gains.

Liquidity

Ratio of the volume of shares traded over the total number of shares in circulation.

Market capitalization

A company's market value equal, at any given time, to the quoted share price multiplied by the number of shares in circulation.

- **Market sheet**

The market sheet presents all the buy and sell orders for a share, as well as the latest orders executed. Investors can only have access to the five best offers (sales) and the five best demands (purchases).

Net Profit

Profit or loss made by the Company. It is calculated by adding operating income recurring, other non recurring operating expenses, net finance costs, other net financial expenses, share of profit of associates, profit (loss) from discontinued operations, then subtracting Company tax.

OPCVM (pooled investment funds)

A savings product that makes it possible to hold part of a collective security portfolio handled by a professional, like SICAVs (open-ended investment companies) or FCPs (mutual funds).

Operating income recurring

Annual sales minus the cost of producing, distributing and selling products and the depreciation or amortization on capital expenditures. It indicates a company's ability to generate the margins necessary for its operation and growth.

PER (Price Earnings Ratio)

The ratio of the market price of a share over earnings per share. It is a measure of how many times the share price capitalizes earnings.

- **Preferential subscription right**

Tradable right giving shareholders priority in subscribing to a number of new shares in proportion to the number of shares already held in the event of a share issue.

Quorum

Minimum percentage of shares with voting rights required to be present or represented for a General Shareholders' Meeting to be validly constituted.

ROCE (Return On Capital Employed)

The ratio of Net Profit before interest expenses and after taxes over average capital employed. It reflects the net return on funds invested by shareholders and those loaned by banks and financial institutions.

- **ROE (Return On Equity)**

The ratio of Net Profit over shareholders' equity. It represents the net return on money invested by shareholders.

Share

Tradable security representing a portion of the Company's capital. The owner of a share, the shareholder, is a part-owner of the Company and enjoys certain rights.

- **Share buyback**

Transaction by which a company buys its own stock on the market, up to the limit of 10% of its capital. The transaction requires shareholder approval at the Company's General Shareholders' Meeting.

■ **Shareholders' equity**

The part of the Company's capital belonging to its shareholders. It includes the value of issued shares, retained earnings and Net Profit for the financial year.

■ **Stock option**

A subscription option that offers the right to buy, at a price set in advance, for a fixed period, a company's shares.

■ **Stock split**

Split of a share's face value to improve its liquidity. A stock split leads, in the same proportions, to a split in the share's market value and the multiplication of the number of shares which comprise the capital.

Usufruct

The legal right to use and derive profit or benefit from property that belongs to another person, as long as the property is not damaged. The holder of an usufruct has the right to use and enjoy the property, as well as the right to receive profits from the fruits of the property.

Volatility

The degree of variation of a share over a given period. It is a risk indicator: the greater the volatility, the higher the risk.

Yield

Ratio of dividend per share over market price.

Notes

COMMUNICATION DEPARTMENT

Anne Lechevranton
Director Corporate Communications
anne.lechevrantone@airliquide.com

SHAREHOLDER SERVICES

Philippe de Saint-Ours
Director Shareholder Services
philippe.desaint-ours@airliquide.com

INVESTOR RELATIONS

Virginia Jeanson
Aude Rodriguez
virginia.jeanson@airliquide.com
aude.rodriguez@airliquide.com

L'AIR LIQUIDE

Corporation for the study and application of processes developed by Georges Claude with registered capital of 1,298,066,880 euros

Financial notices: press releases, presentations and recordings of financial analysts' meetings are available on **www.airliquide.com**

Design and production: Air Liquide Communication Department

Labrador 00 33 1 53 06 30 80

Contact us



Coporate headquarters
75, quai d'Orsay
75321 Paris Cedex 07
Tel. : + 33 (0) 1 40 62 55 55



N° Vert 0 800 16 61 79
or + 33 (0) 1 57 05 02 26
from outside France



shareholders@airliquide.com
www.airliquide.com



To place buy/sell orders:
Tel. : + 33 (0) 1 40 62 50 82
or 50 35 ou 52 41
Fax : + 33 (0) 1 40 62 57 50


AIR LIQUIDE


END